FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED
2007 JUL 25 A 6:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025499

Cali, July 16, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English Copy of **CFC Bi - Annual Report July - December 2006**, audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 064** of the General Assembly Meeting of Common Shareholders.

3. Spanish and English version of the **Minute No. 018** of the Non-Voting Preferred Dividend Shareholders of Corporacion Financiera Colombiana S.A.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

RIDER 1

Spanish and English Copy of **CFC - Report July - December 2006**, audited by the firm Deloitte Colombia Ltda.

Corficolombiana

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

SECOND SEMESTER

**JULY - DECEMBER
2006**

MANAGEMENT REPORT

July - December

2006

Corficolombiana

Board of Directors

Main Directors	Deputy Directors
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Vacancy	Vacancy
Ricardo Obregón Trujillo (Invited)	Rodrigo Llorente Martínez (invited)

STATUTORY AUDITOR

Oscar Darío Morales Rivera

Deloitte & Touche Ltda.

Main Executives of the Corporation
as of December 31st, 2006

President

Pedro Nel Ospina Santa María

Executive Vice President

Alfonso Rodríguez Azuero

Legal Vice President-Secretary General

Fernán Ignacio Bejarano Arias

I.T. and Operation Vice President

Amalia Correa Young

Private Bank Vice President

Daniel Humberto Gómez Martínez

Assets Normalisation Vice President

Martha Patricia Fandiño Arce

Treasury Vice President

Alonso Angel Lozano

Investment Portfolios Vice President

Francisco José Lozano Gamba

Investment Vice President

Felipe Ayerbe Gómez

Investment Bank Executive Vice President

Gustavo Antonio Ramírez Galindo

Investment Bank Vice President

Rodolfo Humberto Arenas Eslava

Investment Bank Director Vice President

Ana Catalina Villa Doutreligne

Report to the Shareholders Assembly

MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2006. The report contains a research on the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2006-2007

Macroeconomic Environment

2006 was very positive in the economic issue for the country. Economic growth exceeded the expectations of analysts, who at the end of 2005 forecasted that economy would grow around 5%. However, all anticipated economic activity indicators point out that Colombian economy grew over 6% annually during 2006. According to National Accounts figures published by DANE, available for the first quarter of 2006, economy grew 6.42% in cumulative terms during the January-September period.

With respect to offer, the dynamic behaviour of the construction sector during the first three quarters of 2006 was particularly surprising. Whilst in 2005 the construction sector grew 12.1%, as of the third quarter of 2006 it had grown 17.6%.

On the other hand, commerce, transport and industry also showed significant growth rates growing 9.8%, 9.2% and 9.1%, respectively. Of these, industry shows the most important growth because in 2005 it had only grown 3.9%. Reactivation of this sector is the result of the greater confidence industrials show at present.

In relation to the financial institutions sector, during the second quarter of 2006, profits were affected significantly by the crisis faced by emerging markets. Although there was an important recovery during the third quarter, cumulative growth is set at 0.6%, very low with respect to growth observed during 2005 (3.6%).

Main Branches IGP 2005 and 2006


GIP
Social Services
Financial Institutions
Transportation
Commerce
Construction
Industry
Electricity
Mines and quarries
Agriculture and cattle
6.42%
2.05%
0.59%
9.25%
9.83%
9.14%
2.45%
0.65%
2.19%
2006*
2005
0
0.05
0.1
0.15
0.2
Anual Variation

* Cumulative growth in the third quarter.
Source: DANE, Corficolombiana estimates.

With respect to demand, gross formation of capital continues to be the main force

of Colombian economy, with a growth rate exceeding 28% as of the third quarter of 2006. This aspect highly guarantees sustenance of the current economic expansion process. Final consumption (homes and government) has also shown an excellent dynamic on the last years. Whilst in 2005 consumption in homes grew 4.7%, as of the third quarter of 2006 it had reached a growth rate higher than 5.7%, an exalted rate in historical terms.

IGP according to demand 2005 and 2006



GIP
Importations
Exportations
Capital Gross Formation
Government final consumption
Homes final consumption
6.42%
20.65%
6.22%
28.43%
1.81%
5.72%
2006*
2005
0% 5% 10% 15% 20% 25% 30%
Anual variation

* Cumulative growth in the third quarter.
Source: DANE, Corficolombiana estimates.

Colombian economy in the Latin American context presents two main differences: In the first place, according to figures of the International Monetary Fund, growth in Latin America during the last four years was mainly supported by increased consumption, whilst the contribution of investment to growth only exceeded the percentage point. In Colombia, during the 2002 – 2005 period investment and consumption contributed with around 3.0 growth points each, and it is expected that for the 2006 – 2007 period investment contribution exceeds the contribution of consumption, reaching 5.0 points. However, a critical aspect exists related to the lack of Colombian dynamism in foreign trade. The increased growth in imports, that in the third quarter of 2006 was growing at 20.6% in annual terms and compared with a slight dynamism of exports during the same period, 6.2%, has been a lower growth factor than that observed in Latin America. There is still a long way to go for foreign trade to be a permanent expansion source and it remains still as a source of future instability.

Contribution to the growth in Latin America and Colombia
Annual %



Latin America
Colombia
4
3
2
1
0
-1
2002-05
2006-07
Consumption
Investment
Net Exportations
5
4
3
2
1
0
-1
-2
2002-05
2006-07
Consumption
Investment
Net Exportations

Source: FMI, DANE and Corficolombiana projections.

The recent dynamism of the economy has allowed the unemployment rate decrease trend to be maintained. Although recently DANE carried out a change in methodology for the Home Continuous Poll which seemed to show a decrease in unemployment, this result is product of an increase in the sample. Tendency is the important issue. To do so, we observe the historical sample and the result is a positive long term trend during the last years. In fact, unemployment average rate for thirteen cities decreased from a maximum 18.2% in 2001 to levels of 13.0% in 2005 and 2006.

Unemployment rate (%) for the thirteen cities



22
20
18
16
14
12
10

Source: DANE – ECH

With respect to inflation, the IPC behaviour during 2006 was also favourable and although there were some negative surprises in the second half of the year (especially during August and September), at the end, it was set in the medium point of the goal established by Banco de la Republica (Central Bank) (4.5%).

Consumer prices Index



8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
Anual Variation (%)

Source: DANE.

However, as a response to observed inflation pressures, Banco de la República (Central Bank) increased in 2006 the intervention rate in 150 basic points to carry it to 7.5%. Additional to the adjustment made to that time, Banco de la República continues warning on inflation pressures, especially on the elevated growth of consumer loan portfolio and the high use percentage of installed capacity that according to industrials (Fedesarrollo and ANDI surveys) is now over the historical average (around 78%).

Local Markets

Despite the 150 basic points increase in the intervention rate during 2006, local markets closed the year with a strong valorisation; their behaviour during the year was associated to the external context, especially to expectations towards the North American economy and the movement of external interest rates. This phenomenon reflected widely in the crisis faced by domestic markets during the second quarter of 2006 a generalized fact in all emerging markets. During these months, the aversion to risk of international investors increased considerably and its impact over the emerging markets was significant.

The stock market in Colombia reflected this strong correction in the different markets. IGBC moved from 11,094 points on March 31st to levels close to 7,000 points during the last days of June. At the same time, TRM reached levels over 2,600 Pesos per Dollar, which at that time implied an annual devaluation exceeding 12%. Finally, Corficolombiana IDP which collects the public debt average valorisation was remarkably devaluated: at the end of June, the IDP lost more than 10% of its value. However, in the second half of the year, the panorama of external rates was clarified, domestic markets recovered and were able to close the year with valorisations with respect to 2005. Summarizing, 2006 was a high volatility year, in which markets were more determined by external conditions than by the good performance of local economy.

Behaviour of the Public Debt Index in 2006


250
240
230
220
210
200
234.3

Source: Corficolombiana.

With regard to the behaviour of DTF, the transmission channel lost force and transference of increases in the intervention rate of Banco de la República to the other economy rates was not observed. Whilst in 2005 DTF closed in 6.35%, in 2006, this rate closed in 6.69%, with an increase of only 34 basic points. This phenomenon could be explained as a result of the wide liquidity of economy due to the expansive monetary policy of Banco de la República during 2005 and part of 2006 and due to the increase of the preference for cash as a result of the tax to transactions that has reduced liquidity within the financial system to levels observed at the beginning of the 80s.

Nominal and real DTF behaviour during 2006 (% E.A.)


7.0%
6.8%
6.6%
6.4%
6.2%
6.0%
5.8%
5.6%
5.4%
2.6%
2.4%
2.2%
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
Real (right axe)
Nominal (left axe)

Source: Banco de la República, Corficolombiana estimates.

The Dollar performance also surprised a great number of analysts who expected devaluation in 2006. The Dollar quotation behaviour was broadly correlated with the behaviour of other domestic assets. At the end of the year, the Colombian Peso presented an annual revaluation near to 2% closing in 2,238.79 Pesos per Dollar.

After a strong valorisation along 2005 (118%), the variable yield market characterized in 2006 for its volatility; as a result, Colombian Stock Exchange negotiations were suspended on June 13th, when the IGBC (Stock Exchange General Index) decreased in more than 10%. This decrease was mainly explained by an increase in the aversion to risk generated by the Federal Reserve monetary policy and the high level of gearing showed by the local stock market. However, in the second half of the year, good performance of emerging markets, as well as the appreciation of stock exchanges in the United States, gave an impulse to local variable rent market. As a result, the IGBC (Stock Exchange General Index) showed a valorisation of 17.32% in 2006.

Financial Sector

In 2006, the strong growth of disbursements and loan portfolio continued. With figures as of the month of November, the balance of the commercial loan portfolio had grown 22.4% annually and the balance of micro-loan portfolio at a rate of 34.2% per annum. During all the year, the balance of the consumption loan portfolio grew over

40% per annum and at the end of 2006, growth rate was near 50%. Additionally, from the second quarter of 2006, the housing loan portfolio began recording positive variation rates reaching at the end of the year (November) an 11.6% growth (discounting tenure portfolio).

Loan portfolio


80%
60%
40%
20%
0%
-20%
-40%
Anual Variation
Commercial
Consumption
Micro-credit
Housing

Source: Superintendence of Finance

Portfolio quality indicators are historically low. From the beginning of 2002, the quality indicator (overdue portfolio over total portfolio) has significantly improved, with an increasing trend about the middle of 2004. During 2006, the indicator showed stability, situated between 2.8% and 3.0%. However, the growth rhythm of disbursements and balances, especially in the case of consumption credit, implies an important risk in the medium term. It may therefore be expected that in the medium term, some deterioration is present in the quality of the portfolio that should regulate the present growth of disbursements.

Portfolio Quality Indicator


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Overdue Portfolio / Total Portfolio
15.29%
2.78%

Source: Superintendence of Finance

In general terms, the health of the financial sector has improved significantly what is

clearly reflected in quality and financial situation indicators. From 1997, financial exploration in the country had been considerably reduced, due to the crisis the sector had to face at the end of the last decade. In 2004 a degree of financial activity was achieved, measured as the total portfolio proportion over the GIP, inferior to 26%. After relative stability in 2005, financial activity must have improved in the former year.

Prospects 2007

Economic prospects for 2007 are positive. While some risks exist as the slowing down of global economy, increases in domestic interest rates, lower prices of primary goods and the continuous deterioration of the current account, we hope in general terms, that economy inertia allows the registration of a GIP growth rate around 5.0% and even higher.

In relation to the financial institutions sector we expect that dynamics of the growth of loan portfolio and minor risks associated to the interest rate, allow the sector to recover growth rates observed in former years. In other words, after a 1.9% growth estimated for 2006, the sector would grow at a rate around 4.5% in 2007, higher than the rate recorded in 2005 (3.6%)

MAIN FIGURES OF THE CORPORATION

Equity and Solvency Report

The Corporation's equity as of December 2006 was of $1.552.251 Million, placing the Corporation in the third place of the total financial system, after the equity of Bancolombia and Banco de Bogotá banks. Solvency report at the closing of 2006 was 24.32%, 40% higher than the 17.36% recorded in December 2005.

Losses and Profits

The Corporation occupied the first place in profits in the financial sector at the closing of 2006, recording $672.825 Million of net profit and $558.278 Million in the second semester.


NET PROFIT
750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
46,644
31,170
25,879
59,299
223,083
114,547
672,825
Dec-04
Jun-05
Dec-05 - (F)
Jun-06 - (F)
Dec-06 - (F)
CFC
CFV

During 2006 the investment business contribution to the Corporation total income through the dividend item and investment valuation was an outstanding fact. On the other hand, Treasury and investment bankers contributed in a lower proportion; profit in the sale of goods received in payment (payment in kind) and fixed assets were important revenues in the result of net operations that as of December 31st amounted $655.656 million, that exceeded in 250% the result obtained as of December 2005.

NET OPERATIONG RESULT



750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
47,442
35,963
24,600
71,011
186,693
107,382
655,656
Dec-04
Jun-05
Dec-05 - (F)
Jun-06 - (F)
Dec-06 - (F)
CFC
CFV

An outstanding fact in the investment business is the effect of a change in the marketability of the Promigas share from medium to low. According to chapter I of Circular Letter 100 of 1995 of the Superintendence of Banks that refers to Rating, valuation and recording of investments available for sale, when an investment moves from high or medium to low marketability, not converted cumulative profit or loss should be converted against an income for valuation. In the case of the Corporation, this change in marketability implied that the balance of the equity account corresponding to non realised earnings for an amount of $504.491 million was taken as an income for valuation. Additionally, in the second semester, dividends for an amount of $62.299 were received for an annual total in dividends of $143.172 million. $12.092 million were received for commissions and other revenues in the second semester. The variable income investment business generated revenues to the Corporation of $717.828 million during 2006.

Treasury contributed to the net operating result with revenues of $35.181 million in the second semester and $78.013 million in the total of 2006.

The Investment Bank Business recorded an income for commissions of $6.020 million in the second semester and $10.167 million at the closing of 2006.

Administration expenses reached the sum of $67.212 million at the closing of 2006, of which $32.341 million belong to the second semester where advertising expenses caused by the change in corporate image and the adaptations to the Corporation installations represent an important part.

The sale of goods received in payment and fixed assets generated net incomes of $18.444 million for the Corporation, of which $8.586 were recorded in the second semester.

<u>COMMERCIAL ACTIVITY</u>

Marketing

Once the assets and liabilities assignment of the intermediation unit was carried out and the business units which are essential for the success of the new strategic approach were structured, it was considered that it was the right time to carry out a renewal of the institutional image, adjusting it to the new activities and changing the positioning of our clients, who identified the Corporation as a very strong entity in the intermediation business and did not recognize new business areas.

Jointly with Harold Zea and associates, we worked on the design of the new image and the most adequate communication strategy to communicate it. Once the strategy was approved by the Board of Directors, disclosure activities were carried out, with events specially prepared for our customers in the cities where the Corporation operates, and with the support of an advertising campaign in the main journals and magazines of the country. The campaign, the change of image in our offices and events developed during the months of September and October were greatly appreciated by our officers, customers and financial sector entities.

Private Bank

During the second semester, commercialization of investment portfolios began through a new private bank unit, with an approach for the distribution of the investment products of the Corporation, its affiliates, other AVAL group companies and foreign financial entities, providing customers, high income natural persons, with a wide range of choices through personalized integral advisory services.

The commercial force offered our customers a range of products that included from CDT (Term Deposit Certificates) investments in the Corporation and in Leasing Corficolombiana, to TES (Public Debt Securities) investments, shares and other market papers, through Casa de Bolsa Corficolombiana. Commercialization of this new range of products presented an outstanding execution, with good growth and diversification with respect to the composition of portfolios for the customers.

Confirming the above mentioned information, the acquisition of deposit certificates for the Corporation had excellent performance, with a semi-annual growth rate of 52.7%, deposits for $333.000 million at the end of December, Private Bank capture of 39% of the total deposits of the Corporation that closed the year with CDT's (Term Deposit Certificates) for the sum of $852.520 million. A similar situation took place in the commercialisation of this type of deposits for our affiliate Leasing Corficolombiana, with 45.5% semi-annual growth and $171.600 million balance at the end of December. As a whole, the private bank finished the semester managing investment resources in CDTs for the sum of $504.600 million.

Acquisition of resources for ordinary and special common funds for our affiliate Fiduciaria Corficolombiana did not meet with budget in part due to the adjustment to this market segment in the second quarter. Although profitability of funds managed by Fiduciaria Corficolombiana was always positive and higher than the sector average, this factor allowed to stop withdrawal of resources and to maintain resources of private bank customers for a balance near to $70.000 million on December.

With our branch office, Casa de Bolsa Corficolombiana, we mainly worked on the commercialization of TES (Public Debt Securities), shares and simultaneous operations. Operations for the sum of $494.000 were carried out. A volume of

operations for the sum of $644.000 million was generated during all the year.

An agreement for the distribution of voluntary pension funds was signed with Porvenir S.A., and an agreement for the distribution of housing leasing products was signed with Leasing de Occidente in the search for new products for our target market. Training conferences on these new products were held with commercial personnel at a national level and commercialisation goals were set for 2007. In the same way, conversations took place with foreign financial entities to commercialise investment documents that allow an increase in the offer to our customers with portfolios of different structures with respect to rate, currency and risk profile.

For 2007, we expect to grow solid with our clients as their main choice for decision taking on investment, with a wider portfolio range and adequately informed and trained advisors in the opportunities offered by the markets. For this purpose we have been working on the development of a management measuring tool that allows monitoring commercial action on our customers on investment alternatives and the generation of higher commissions for the Corporation.

CURRENCY DESK

In this period the Currency Desk of the Corporation continued to be one of the leader participants in the markets in which it participates. Its important presence within the scheme of Market creators of the Ministry of Finance and Public Credit continues, occupying the 9th place in the general ranking of 2006, with a participation of 5.05% of the primary market and 11.7% of the secondary market (SEN). At the closing of 2006, the Corporation investments portfolio amounted $1.034.448 million, which represents an increase of 21.36% in relation to the closing of June, 2006.

In the foreign currency and derivatives market we continue having an important presence, not only with local customers, but also with international customers, who operate in the Colombian market. At the closing of 2006, our derivatives portfolio Peso / USD amounted the sum of USD $1.221 million, which means a 65% increase compared to the closing of June, 2006. The participation of the Corporation in this market during 2006 was 5.71%. In this same period, the Corporation participation in the Spot market Peso/ USD was 21.38% (Based on the information as of November, 2006).

For 2007 we shall continue exploring other markets, to invest the Corporation liquidity surplus more efficiently and maximizing profits.

CAPITAL INVESTMENTS

Good results continued during the second semester of 2006 for the capital investment portfolio of the Corporation. Behaviour of the capital market and variable revenue foreign investment in Colombia are important to understand the environment in which the capital investment business takes place in our country.

The stock market in Colombia, represented by the leader indicator of the Stock Exchange of Colombia, recovered what it had lost with the May-June adjustment, arriving to a convincing 39% in the second semester of the year, and ending 2006 with an annual rise of 20%. Additionally, the increasing activity of the capital market was reflected in the trend of transacted volumes in the Stock Exchange with an average of 137 thousand million Pesos a day in December.

Stock Exchange General Index Colombia (IGBC)
Base July 2, 2001 = 1000


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
Max Hist
27-Jan-06
02-Jan-06
Min2006
13-June-06
28-Dec-06
180
160
140
120
100
80
60
40
20
0
Negociated Average
(COP Thousand)

Source: Colombia Stock Exchange

The stock exchange recovery occurred in a wider regional environment, since after the speculative problems of the months of the middle of the year that caused outflow of external capital, foreign investors have regained confidence in the Latin American and specifically in Colombian principles.

Foreign Investment Funds Balance in Variable Income
As of November 2006


5.0
4.0
3.0
2.0
1.0
0.0
Billones de pesos
Nov-06
ene-03
jul-03
ene-04
jul-04
ene-05
jul-05
ene-06
jul-06

The Corporation variable income portfolio is composed of investments in different economy sectors. The infrastructure sector portfolio approach stands out (Gas, Energy, Transportation, Aqueduct and Sewer System, and Fuels), a strategic sector for the Corporation that pretends to continue investing, due to stable dividend flow and low return periods.

Composition of Variable Income Portfolio by sectors at value in books December 2006. 100% = $1.6 billion


CONSUMPTION
3%
INDUSTRIAL
2%
HOTELS
7%
REAL ESTATE
2%
FINANCIAL
13%
LUMBER
1%
HYDROCARBONS
2%
MINING
3%
TECHNOLOGY
0%
ENERGY
13%
AGRICULTURE
3%
CONCESSIONS
15%
GAS
36%

The consolidated Portfolio of the Corporation as of December 31st 2006 amounted $1.6 billion Pesos, compared to the aggregate of $1.8 billion in June 30th, 2006, taking into account disinvestments which are detailed hereinafter. Within the investments quoting in the stock exchange, the second semester of 2006 structured increases in shares of Fabricato Tejicondor (75%), Mineros (26%), Promigas (22%), and Gas Natural (3%); shares of AV Villas, Colombina S.A., Eternit, Ingenio La Cabaña and Textiles Espinal present no variation in the comparison period.

The Corporation closed 2006 with an excellent revenue performance for dividends generated by the portfolio companies, which in the second semester amounted $62,299 million exceeding revenues of the same period in 2005, of $59,062 million. In general terms, favourable revenue results are due to excellent results obtained in the year in our main companies, framed in a healthy growth economic environment. Leader companies in dividend generation are Promigás, Concecol, Coviandes and PISA. Also, operating revenues generated by Proyectos de Energía S.A., were very important.

Investment Vice Presidency Incomes	Year 2005	Year 2006	I Semester 2006	II Semester 2006
Dividends	89,201	143,172	80,873	62,299
Valorization (*)	75,608	535,224	19,961	515,264
Share sale profit (**)	35,152	25,128	350	24,778
Commissions (***)	-	14,358	2,266	12,092
Exchange difference	(1,102)	(54)	(54)	-
Total investments	**198,860**	**717,828**	**103,396**	**614,432**

(*) For 2006 it includes $504,491 million of valorisation for change in marketability of the Promigas share in October.

(**) For 2006 it includes $24,563 million of the sale of 9.94% of the participation in Promigas at $27,000 per share on December 26.

(***) For 2006, it includes $9,500 Million of dividends paid (Nov) by EEB to PESA, plus monthly incomes of $350 million approximately.

On the other hand, we are working on transactions within our investments which simplify its structure. Thus, the merger of Compañía Agropecuaria Pajonales, Molino Pajonales with Desmotadora del Norte Tolima took place ending 2006.

The split process of Central Hidroeléctrica Betania S.A. ESP and Proyectos de Energía S.A. was completed; this will give place to an exchange of assets by means of which Proyectos de Energia S.A. acquires the electric substation and the possession of EEB shares. In 2007, this operation will arrive to a final with stock registration in favour of PESA and the clarification of the public deed by means of which the split is completed to include the transfer of the property where the electric substation is located.

The Vice Presidency of Investments and the Vice Presidency of Investment Portfolio work together in their mission to maximise the Corporation's assets return, and the constant rotation of these assets is an essential component to achieve this goal. Detailed discussion of transactions carried out during the second semester of 2006, may be consulted in the Investment Portfolio section.

INVESTMENT PORTFOLIOS

During the second semester of 2006, the Corporation continues developing its two tasks in the investment portfolio area: the structuring and start of Private Capital Funds (FCP) and the search for investment opportunities and/or investment rotation for the variable income portfolio of the Corporation.

Private Capital Funds

With respect to the structuring and the start of Private Capital Funds for the Corporation, during the second semester of 2006, steps were taken in the following aspects:

Definition and Structuring of FCPs (Private Capital Funds)

During the second semester of 2006, the Investment Portfolio Area focused mainly in the organisation and structuring of Private Capital Funds FCP concentrated on infrastructure assets. Within the aforementioned, activities have taken place towards: i) the consolidation of investment means and the administration scheme that will be offered to possible subscribers of the fund, ii) the studies and necessary financial models that shall support the fund and the investors, and iii) the preparation of all necessary documents and steps before the corresponding authority in order to obtain the respective approval of the fund.

Promotion

The Corporation adhered to the initiatives proposed by the Government through the Stock Exchange of Colombia in the program 'Colombia Capital' which looks for the promotion and development of this new instrument within the stock market with its component dedicated to Private Capital Funds.

Thus, during the second semester of 2006, the Corporation has participated in different meetings proposed by Colombia Capital during which it has presented the vision of the Corporation and its role in the market with these new instruments. Pension funds and institutional investors, other national and foreign private capital investment funds and Government representatives are among the public to which meetings were directed.

Regulatory Scheme

During the second semester of 2006, regulation events have occurred that have demanded especial attention. The Government has decided to unify the regulations on collective portfolios, where recently created Private Capital Funds are.

In general terms, the Ministry of Finance plans to modify Resolution 400 of 1095 with respect to collective portfolios through a decree. Thus, the Corporation, independently and jointly with Colombia Capital, has widely studied the issue with the purpose of visualizing the impact the new regulation could have both on the Corporation as organiser and manager of this type of vehicle, and for investors and the funds.

Rotation of the Portfolio

With respect to the search for investment opportunities and/or rotation of investments for the variable revenue portfolio of the Corporation, during the second semester of 2006 the Vice Presidencies of Investment Portfolios and Investments worked on the following:

Seven (7) investment sales were carried out, among which the following : Valores Cineco S.A., N.Hurtado y Cía, Inversiones Holguín Hurtado S.A., Mayagüez, Valores Diaco S.A., Textiles Fabricato Tejicondor S.A. and Promigas S.A., for a total amount of $365.262 million Pesos with profits for the Corporation of $24.773 million Pesos.

In these processes it is important to emphasize the sale process of a participation in Promigas S.A., on which Prisma Energy acquired 9.94% (13.211.427 shares) of the company participation in the hands of the Corporation, through an OPA (Public Offer for Acquisition) in the Stock Exchange of Colombia, for a sale amount of $356.708 million Pesos, with profits for the Corporation of $24.562 million Pesos. Notwithstanding the aforementioned, as indicated, in October 2006, due to a change in the marketability of the Promigas S.A. share, the Corporation generated a profit of $504.491 million Pesos, of which, as a consequence of the sale, profits for an amount of $206.124 million Pesos additionally to those obtained as sale profit, were released for the shareholders. After the sale has been carried out, the Corporation keeps a participation of 14.39% in Promigas S.A.

Additionally, during the second semester of 2006, studies were undertaken with the purpose of mobilizing some investments and analysing participation in road concession bidding processes, as well as in the sale of Ecogas.

INVESTMENT BANKING

During the second semester of 2006, execution of mandates continued and concluded. These mandates made of this year the best one in investment banking performance of the Corporation in its history. During the year, resources for more than $2.7 billion were mobilized.

The goals of maintaining and extending the objective segments of the business were met. Mandates were developed in the different types of products: Issuings in the Capital Market, Syndicated Credits and Mergers and Acquisitions.

A strategy to expand the business was also developed and implemented in different cities in the country with the commercial and execution capacity of the commercial managers of the Corporation, thus being able to control the entrepreneurial segment efficiently and with profits.

On the other hand, the strategy for establishing relationships and business with international banks that give the Corporation the ability to enter into foreign markets and products was intensified during the year.

It is important to emphasise the development of new products and structures especially for the capital market, some of which were successfully carried out in 2006, as the revenue confirmation of Empresa de Acueducto de Bogotá and the confirmation of promissory notes of Argos for Cementos Andino. Other products developed during the year shall be placed in 2007 as the structured notes.

The main businesses of 2006 were:

Structuring and placing of Securities in the Capital Market. The following Issuings were structured: securitization of Argos Promissory Notes for Cementos Andino, securitisation of revenues of Empresa de Acueducto de Bogotá, issue of ordinary bonds of Leasing de Occidente, issue of ordinary bonds of Emgesa and issue of Banco de Occidente bonds. The Corporation participated also in the placement of the fourth and fifth range of ISA bonds (Corficolombiana placed 52% and 64% respectively) and in the placement of mortgage bonds of Titularizadora Colombiana.

Syndicated Credits. The following syndicated credits were structured and distributed during the year: Protabaco, Eurocerámica, Aguafresca , Cipa–Somex , Comsisa and Multidimensionales.

Mergers and Acquisitions. 2006 was particularly active in this product for all the sector, and Investment Bank of the Corporation carried out some of the most important businesses of the year. Mandates for the entailment of a Strategic Partner for Colombia Móvil, the sale of Batelsa and advisory in the exchange of shares of Transelca to ISA are among the most important.

Finally, the Economic Research area has developed new analysis and opinion tools through market reports and share analysis. It is important to give emphasis to the Analysts Sixth Forum that permitted the knowledge and disclosure of opinions on economy conditions for 2007, from the most important economic analysts of the financial sector.

MANAGEMENT OF REAL ESTATE

During the second semester of 2.006, new goods as dation in payment entered Corporación Financiera Colombiana S.A. for the sum of $1.039 million compared with the sale of these assets for an amount of $14.789 million.

Sales, mainly represented in lots and warehouses, left a positive impact in the Profit and Loss Statement of $6.187 million and the balance of dations in payment decreased from $81.949 million in June 30, 2.006 to $69.591 million in December 31, 2.006.

In order to achieve these sales, the Corporation continued with several sales channels as Grupo Aval – Viviendas Planificadas S.A., Valora S.A. and Gerencia Nacional de Inmuebles (Real Estate National Management) that directly and/or through external intermediates achieved the highest volume in sales.

During 2.006 (first and second semesters included), real estate sales amounted $43.403 million, including Goods Received in Payment (payment in kind), un-encumbered Real Estate and Fixed Assets not used in the operation. These sales left a positive impact in the Loss and Profit Statement for the sum of $18.444 million.

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that during June, 2006 the Corporation carried out an Asset and Liabilities transfer to Banco de Bogotá, submitting the portfolio with the corresponding funds, the SARC of Corficolombiana had a new approach. The econometric model developed has served as a base for business analysis of the currency desk business lines, investments in the real sector, investment banking and investment portfolios.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

There are adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue and foreign currency investment portfolios. Additionally, the Corporation owns a tool that allows on-line calculation of market positions and risks than allows timely detection of any situation that may derive in higher risks to those approved.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee exists with members of the Board of Directors; this committee meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel

dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 dated September 27, 2001 of the Bank Superintendence. In the ALCO Committee, the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product and that may be combined in certain events according to the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial sector entities and the non financial sector entities.

Operation Risk

The Corporation has defined as an operational risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The Corporation at the beginning of 2006 established an implementation work plan for an adequate operational risk management in four phases, described as follows:

Phase I: In this phase, a diagnosis was carried out and an evaluation took place to establish which would be the implementation for this issue. A work chronogram was presented to the administration with the purpose of the construction of an operational risk management structure. This stage was completely and satisfactorily met.

Phase II: The objective of this phase is the design and implementation of the three approaches defined by the Corporation for operational risk management: cultural approach, qualitative approach and quantitative approach. In the cultural approach, the risk strategy was established, risk types and business lines were defined and some operational risk general policies were established. The qualitative approach considers risk and control measure methodologies, operational risk indicators and reports structure. Finally, the quantitative approach establishes the data base structure of operational risk events and all the technical support its development requires. This phase is under process of development.

Phase III: It was defined that the operational risk measurement methodology should have first a pilot plan, with the purpose of learning of its implementation. Once the control plan is evaluated, the scheme in other business lines shall be established. The Corporation defined the Currency Desk business as the pilot plan that began in the second quarter of 2006 and is in process of development.

Phase IV: This phase is the implementation of all the operational risk management system to all the business lines of the Corporation. This phase shall begin once the control plan finishes.

The Superintendence of Finance issued External Circular Letter 048 of December, 2006, which is incorporated in chapter XXII of the Basic Accounting and Financial Circular Letter. This Circular Letter sets the bases and the minimum guidelines to be implemented from July 2007 by the entities, for the development of an Operative Risk Administration System (SARO). On this respect, the Corporation shall be completely prepared when this regulation enters into force, since many imparted requirements were conveyed during 2006.

Assets laundering risk

The SIPLA of the Corporation is based on the laundering risk evaluation for products, target markets and operations of all the entity dependencies.

The assets laundering risk is defined as the possibility of economic loss or of harm to the good name the Corporation could suffer should it be used to channel resources from delinquent activities or with destination to delinquent activities. The Board of Directors has adopted the necessary mechanisms to avoid the occurrence of events that could negatively affect its results and its business.

For this, the plan prepared by the Accomplishment Officer based on risk evaluation is approved annually. The analysis is supported in matrixes used to determine factors and situations that generate the assets laundering risk, as well as to identify businesses, dependences and most exposed offices, in order to strengthen controls.

For the preparation of the Annual Compliance Plan, an analysis is carried out that allows the orientation of priorities to be included, given the vulnerability level of businesses to the laundering risk. Thus, for each type of transaction the risk is analysed in detail, based on the methodology of the panel of experts, together with persons in charge of the operations. These matrixes are updated each year, or when any change in the product, in the market or in the environment itself is worth it.

Control supervision to prevent these risks is carried out by the Board of Directors and the Presidency through the reports presented by the Compliance Officer. In the same way, the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

The organisational and administrative structure at the end of the year presented great changes with respect to the beginning as a consequence of the merger, the

subsequent transfer of assets and liabilities to Banco de Bogotá, the new business strategy and the stabilisation of processes.

As of December 31st 2006, the Corporation had 320 employees that represent a decrease of 36.76 % with respect to the 506 employees who began the year at the time of the merger. The Corporation implemented a retirement plan and a support program for labour relocation for this important reduction, with very good results.

Among other actions carried out are the physical adaptation of offices, process and administrative applications unification and adjustment to the expenses structure.

The Corporation continued with the strengthening of the necessary competences for consolidating the business strategic areas and support areas with the purpose of achieving the goals proposed by the entity.

TECHNOLOGICAL ADVANCES

During the second semester of 2006, the I.T. area continued with the development of its technological platform and initiated important support projects to the Corporation daily operation, such as:

- Design phase and specifications of the Currency Desk operative processes management Project;
- Design phase and specifications of the Only Customer project for the Corporation and its financial affiliates;
- Development phase of the Operational Risk Data Base project, and
- Development phase of the Cash and Banks project.

Additionally, the operative support to Banco de Bogotá required by the assets and liabilities transfer process and the technological support to financial affiliates continued.

In compliance with numeral 4 of Article 47, of Law 222 of 1995, modified by Law 603, 2000, Corporación Financiera Colombiana S.A., integrally applied the rules on intellectual property and copyright. Products and programs covered by copyright are duly licensed.

AUDIT COMMITTEE

The Board of Directors in its session of July 26th 2006, according to Minute No. 1575 appointed the following persons as members of the Audit Committee:

- Gerardo Silva Castro
- Jorge Iván Villegas Montoya
- Alvaro Jesús Velásquez Cock.

The Audit Committee, as a support unit to the functions carried out by the Board of Directors for the internal control implementation and supervision of the Corporation hold meetings during the second semester on August 9 and December 13, 2006, where they analysed among other topics, those hereinafter, with the purpose of evaluating the internal control structure of the Corporation:

a) Analysis of the Financial Statements and opinion of the Statutory Auditor, on the financial statements as of June, 2006.

b) Qualification portfolio as of March, 2006.
c) Portfolio as of November, 2006.
d) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.
e) It supervised the functions and activities of the Auditor Office on aspects such as:
    - ✓ Monitoring of the Audit annual Planning, based on risks.
    - ✓ Audit evaluation reports to the different areas, products and affiliates of the Corporation.
    - ✓ Monitoring carried out by the audit office based on the answers given by the different managers of the evaluated areas.
    - ✓ Follow-up and control statistics based on planning.
f) It reviewed the letters received from the Superintendence of Banks with the corresponding answers and improvement follow-up.
g) It reviewed the reports presented by the Compliance Officer to the board of directors, with the purpose of verifying the adequacy of them in relation to the necessary controls to avoid the Corporation being used as an instrument for carrying out delinquent activities
h) It reviewed the reports presented by the Statutory Auditor Office with the corresponding answers and improvement follow-up.
i) In the meeting of December 13, 2006 the President of The Corporation submitted a report to the Audit Committee in relation to the disclosure and control system for financial information, where he states that no internal control deficiency exists that hinder The Corporation in the registration, processing, summarising and presentation of the financial information in the adequate manner, and that no frauds have existed that affect the quality of the financial information of the Corporation.

As a result, we can observe:

- Structure, environment and control activities in accordance with the objectives of the Corporation, that provides the adequate security to manage risks to which the Entity is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control necessities of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office and Internal Audit Office.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in numerals 2.2.1 and 2.2.2 of chapter XI title I of the External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Banks, now called Superintendence of Finance of Colombia, The Corporation has

adopted a Code of Ethics and Behaviour and a Manual of Policies and Procedures for the Prevention and control of Asset Laundering approved by the Board of Directors, that contain the provisions stipulated to avoid the entity being used to channel money from or with destination to delinquent activities.

The Code of Ethics and Behaviour and the Policies and Procedures Manual for the Prevention of Asset Laundering were updated during 2006 to incorporate the best anti-laundering practices of Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A., and for the application of control improvements.

Additionally the Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

Within its policies, the entity does not exonerate any customer or counterparty from filling the cash transactions form or complying with the requirements established in the external and internal rules for joining the institution.

During 2006 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the Annual Compliance Plan 2006 was approved at the beginning of the year. The Presidency is permanently monitoring the development presented to the Board of Directors by the Compliance Officer. In compliance with this plan and in force regulations, the Corporation prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the second semester of 2006, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

Preferential windows for people 65 years old or more

Congress of the Republic. Law 1091 of 2006 "Whereby Gold Colombian men and women are recognised"

This rule provides that all state and private entities which provide services to the public shall have a place or preferential windows to assist Colombian persons over 65 years old, duly identified with the gold Colombian card, to be issued by the National Registrar's Office. The Government shall regulate the law within the following six months to its enactment.

Tax Reform

Congress of the Republic. Law 1111 of 2006. "Whereby the Tax Statute of taxes managed by the Direction of national taxes and customs, is modified"

The reform establishes, among other provisions, a gradual removal of the stamp tax, a reduction of the income tax, the establishment of 8 VAT fees and the creation of the tax value unit (UVT), with an initial value of $20.000.

100% of industry and commerce tax, advertising and billboard tax, and the land tax shall be deductible, provided they have a causality relation with the economic activity of the tax payer. 25% of the tax to financial movements may be also deducted independently from it, with or without this causality relation.

Since 2007 natural or corporate persons income taxpayers may deduct 40% of the value in investments carried out in current fixed assets acquired, even under the financial leasing mode.

The income tax will be gradually reduced; in 2007 it shall be of 34% and in 2008 of 33% where it shall stabilize.

From 2007 to 2010, all natural and corporate persons and fact associations taxpayers and tax return deponents with a equity equal or exceeding $3.000 million Pesos shall pay the equity tax (capital gains tax) with a tax rate of 1.2% on the taxable base set in article 295 of the Tax Statute and shall be caused on January 1st of each year.

The stamp tax shall be gradually removed: in 2008 it shall be of 1% and in 2009 of 0.5%. It shall disappear in 2010 In the same way, the taxable base for this tax shall increase, including documents where liabilities with an amount over 6.000 tax value units (UVT) appear.

Entrepreneurial Insolvency Law.

Congress of the Republic. Law 1116 of 2006. "Whereby the Entrepreneurial Insolvency System in the Republic of Colombia is established and other provisions are issued".

The Congress approved the entrepreneurial insolvency law that supersedes Law 550 of 1999. As its preceding law, the purposes of this law are to facilitate economic recovery of companies with economic difficulties and protect creditors.

The law corrects the deficiencies detected in the old law, to benefit the interests of the companies and their creditors. Mainly, steps are expedited and the vision of the process as the simple payment of debts is now focused in the reorganisation and economic recovery of the company.

The Law shall enter into force six (6) months after its promulgation, meanwhile, Law 550 of 1999 will continue in effect.

Stock Market Self-Regulation

Ministry of Finance and Public Credit. Decree 1565 of 2006 "Whereby provisions for the exercise of the stock market self-regulation activity are issued."

It establishes that all persons who carry out stock intermediation activities must be self-regulated. The self-regulator organism shall have regulatory, supervision and disciplinary functions.

Among other issues, the general aspects of self-regulation in the stock market are also regulated (subjects and self-regulation scope), the functions of self-regulation agencies (regulatory, supervision and disciplinary functions), the preliminary aspects of the disciplinary process (principles, process actions, tests and sanctions) and the inscription and admission of stock market intermediate members.

This decree was partially modified by decree 3516 of 2006, with respect to the distribution of collections, rates and payments and allows that self-regulation organisms accept stock intermediaries inscribed in the national registry of stock market agents and persons who are not stock market intermediaries who willingly accept self-regulation functions.

Acquisition public offers

Ministry of Finance and Public Credit. Decree 1941 of June 13, 2006 "Whereby provisions on acquisition public offers are issued".

By means of this decree, some articles related to the acquisition public offer under resolution 400, of 1995, are revoked and subrogated.

- The Decree revokes article 1.2.5.2. of the aforementioned resolution on the advertising of the public offer before Superintendence of Stock, modifies share acquisition percentages in acquisition public offers, points out events in which the acquisition public offer should not be carried out, determines the irrevocable character of the acquisition public offer, establishes the requirements for the authorisation by the Superintendence of Finance of the acquisition public offer and establishes the liabilities of the bidder, the issuer and the stock market during the acquisition public offer.

Non Banking Correspondents

Ministry of Finance and Public Credit. Decree 2233 of 2006 "Whereby financial services provided by credit establishments through correspondents are regulated".

By means of this decree, credit establishments are authorised, under their own responsibility, to provide their services through third correspondents, connected through data transmission systems.

The correspondents may be natural or corporate persons who assist the public at their own installations or the installations of third parties. The decree defines the services which may be so provided; it also regulates besides other aspects, the contracts content, and the authorisation of the Superintendence of Finance for contract models and the obligations of the institutions.

<u>Stock Market Information Integral System</u>

Ministry of Finance and Public Credit. Decree 3139 of 2006 "Whereby rules related to the organisation and operation of the Stock Market Integral Information System – SIMEV – and other provisions are issued".

This Decree states that SIMEV is "the aggregate of human, technical and management resources the Superintendence of Finance of Colombia shall use in order to allow and expedite the supply of the information to the market." SIMEV shall be constituted by Registro Nacional de Valores y Emisores (RNVE), (Stock and Issuers National Registry), Registro Nacional de Agentes del Mercado de Valores (RAMV) (National Registry of Stock Market Agents) and Registro Nacional de Profesionales del Mercado de Valores (RNPMV) (National Registry of Stock Market Professionals).

The Decree establishes for each registration, inscription requirements and modalities, registration updating, periodical information, term, inscription cancellation and certification processes, among other topics.

<u>Election of independent members of the boards of directors of stock issuers</u>

Ministry of Finance and Public Credit. Decree 3923 of November 8, 2006 "Whereby the election of independent members of the Boards of Directors of stock issuers is regulated"

The election of the independent members must be separated from the election of the rest of the members. Independent members shall be presented in written lists addressed to the secretary of the assembly, with the candidate acceptance and in the case of an independent member, with the express statement that the candidate complies with legal requirements. The decree also reiterates as provided under paragraph 1 of the aforementioned article that stock issuers, including those entities controlled by the Superintendence of Finance, may provide in their by-laws that no deputy members shall exist in the boards of directors or the organ substituting them.

With respect to the election process the rule indicates that it will be carried out by electoral quotient with no prejudice to other systems established under the by-laws and in one only voting all members shall be elected provided that the minimum number of independent members legally or statutorily demanded is assured. Stock issuers shall verify compliance with law requirements by independent members, with no prejudice to the responsibility of each one of the members indicating any circumstance that follows and affects such compliance. In all cases, issuers shall comply with the minimum number of independent members.

Credit modes with rates that must be certified by the Superintendence of Finance

Ministry of Finance and Public Credit. Decree 4090 of November 20th, 2006 "Whereby the different credit modalities are determined with rates that must be certified by the Superintendence of Finance of Colombia".

The Financial Superintendence shall certify the current bank interest rate that corresponds to Commercial, Consumption and Micro-credit modes, based on the financial and accounting information supplied by credit establishments.

The rule states that the active operations rate shall be analysed by means of weighting techniques adequate for each credit mode. Certified rates shall be expressed in annual effective terms and shall be in force as of their publication.

The rule indicates, with respect to the scope and application of the certification that rates fixed shall apply for all legal effects related to the financial operation carried out by entities controlled by the Superintendence of Finance and the Superintendence of Solidary Economy. And that persons different from the aforementioned must take into account for all legal effects, the highest current bank interest of those certified by the Superintendence of Finance for the respective period.

It is noted that the National Government issued decree 018 of January 4th 2007, that modifies article 2 of decree 4090 of 2006; the decree puts together in one only category the commercial credit and the consumer credit.

Regulation of report operations, simultaneous and of temporary stock transference.

Ministry of Finance and Public Credit. Decree 4432 of December 11, 2006 "Whereby report provisions or repo operations, simultaneous and of temporary stock are issued".

This decree determines the definitions and characteristics of report or repo operations, simultaneous operations and of temporary stock transference operations.

It also determines the provisions common to the aforementioned operations such as the unitary character, the authorisation to carry them out and the application to Banco de la República. Finally it sets the rules which will be taken into account should a non compliance by the parties occur with respect to the aforementioned operations.

Schedule for the Public

Superintendence of Finance. External Circular Letter 22 of July 19, 2006.

This circular letter of the Superintendence of Finance imparts instructions to the financial institutions, insurance entities and insurance intermediaries, stating that they may freely define the schedule for the public. Any modification to current schedules must be communicated to the Superintendence with not less than 10 business days in advance.

Instructions to credit establishments with respect to the financial services which may be provided through correspondents.

Superintendence of Finance. External Circular Letter 26 of August 4, 2006.

By means of this circular letter, the Superintendence of Finance makes additions to the legal basic circular letter and the financial circular letter with the purpose of giving the instructions credit establishments must observe when providing financial services through correspondents. Among the aspects indicated are the regulations related to the operations under Decree 2233 of 2006, the administration of risks implicit in this activity, the minimum characteristics of electronic terminals, the competence of the correspondents, contracts and information to clients and users. It also states the duty to inform the number of correspondents with contracts with credit establishments and the risks inherent to the provision of said services.

Minimum requirements for the entailing of customers in the frame of promotion of access to financial services.

Superintendence of Finance. Circular Letter 37 of August 9, 2006.

This Circular Letter states that the minimum requirements for entailing clients can not be understood as an obstacle for the provision of financial services, especially to citizens with less income.

The aforementioned because the minimum requirements that natural persons entailing forms must contain are indicated in numeral 1.1 of Annex I of Chapter 11 on the prevention of delinquent activities of the Legal Basic Circular Letter, that refer to: names and last name; number of identification document; name, last name and identification document of the representative; address and phone number of the representative; place and date of birth; home address and phone; occupation, work or profession; description of the activity; name, address, fax, phone number of the company where the person works (if applicable); type of enterprise (private, public or mixed); voluntary statement on the origin of the goods and/or funds; monthly income and expenses; details of other revenues; total assets and liabilities; in the case of a trust, the type of resources and the identification of the good delivered; authorisation for consultation and report to risk central offices and the petitioner's signature and fingerprint.

Since all the spaces in the form must be filled, it is provided that should the requested information can not be supplied, express indication shall appear, for example, in the space for writing the phone number, answer "without phone" and in case of having no assets or liabilities, fill those spaces with "zero".

Adoption of an Operative Risk Administration System (SARO).

Financial Superintendence External Circular Letter 048 of December 22, 2006.

The Superintendence sets the bases and minimum guides that shall be implemented for the development of an Operative Risk Administration System (SARO) in the Colombian financial system.

This Circular Letter:

- States the importance of counting on an adequate operative risk administration.
- Shows that, although this risk can not be categorised as financial, its administration system does not differ in its components or elements from one typically financial.
- Evidences the importance of the operative risk administration and places it at the same level with those of the market risk, the credit market and liquidity market, etc.

OPERATIONS WITH SHAREHOLDERS AND MANAGERS

Operations carried out by the Corporation with its shareholders and managers are adjusted to the general policies of the entity. Said operations are duly detailed in the notes to the financial statements.

The Corporation states that according to the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and affirmations integrating the financial statements have been duly verified and obtained from the accounting records of the entity, and prepared according to accounting rules and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: The members of the Board of Directors accepted the report presented by the President.

It is placed on records that the information referred under numeral 3 of article 446 of the Code of Commerce was submitted and accepted unanimously.

Opinion and Financial Statements
As of December 31, 2006

Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30th, 2006 and the related statements of results, changes in the equity of the shareholders and cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by Superintendencia Financiera de Colombia (Colombian Superintendence of Finance). One of my assigned functions is to render an opinion on these financial statements based upon my audits thereof.

I obtained the information necessary to comply with my functions and to carry out my work according to with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance about whether the financial statements are free of significant misstatements. Audit of financial statements includes an examination on a test basis, the evidence that supports the amounts and disclosures of the financial statements. An audit also includes the assessing of the accounting practices used and the accounting significant estimates made by Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the financial statements aforementioned, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30th, 2006, the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by Superintendencia Financiera (Superintendence of Finance), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st and June 30th, 2006, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management are adjusted to the By-laws and the decisions of the Shareholders Assembly and the Board of Directors; the correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Administración de Riesgos de Mercado – SARM (Market Risks Management) payments were made, in all material aspects, according to the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and the contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports

addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card N° 3822-T

January 25th, 2007.

Financial Statements
July-December
2006

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balance Sheet
December 31st, 2006 and June 30th, 2006
(Stated in Million Pesos)

ASSETS		A: 31/12/2006 DD/MM/AAAA		A: 30/06/2006 DD/MM/AAAA	
CASH ON HAND, NET	(Notes 5 and 7)		$ 162,216.0		$ 66,374.1
INTERBANK FUNDS SOLD AND RE-SALE AGREEMENTS (Note 6)			177,494.6		263,802.6
INVESTMENTS	(Notes 7 and 25)		2,381,571.4		2,489,256.2
Negotiable Debt Securities		416,787.3		162,138.6	
Negotiable Participative Securities		88,941.2		79,164.9	
To hold until Maturity		3,368.6		42,821.8	
Available for Sale in Debt Securities		31,228.3		18,047.6	
Available for Sale in Participative Securities		1,396,503.6		1,639,843.1	
Investment Re-purchase Rights		591,088.9		646,704.4	
Minus: Provision		(138,240.7)		(110,663.1)	
CREDIT PORTFOLIO	(Notes 8 and 25)		38,061.0		47,436.8
Commercial Credits, Other Guarantees		38,664.9		47,962.4	
Category A Normal		47,388.2		56,787.7	
Minus: Provision		(8,833.3)		(8,823.3)	
Minus: General Provision		(473.9)		(622.4)	
ACCEPTANCES AND DERIVATIVES	(Note 9)		67,237.1		14,396.0
Debtors for Bank Acceptances		0.0		1,369.0	
Derivatives		67,237.1		13,027.0	
Rights		3,733,156.8		1,723,623.2	
Obligations		(3,665,919.7)		(1,710,596.2)	
ACCOUNTS PAYABLE	(Notes 10 and 25)		47,069.0		49,018.8
Interest		2,253.9		1,661.8	
Commissions and Fees		6,001.1		2,568.4	
Payment for Commercial Clients Account		8.8		38.8	
Other		41,412.7		46,658.2	
Minus: Provision		(1,618.6)		(1,904.6)	
CURRENT ASSETS AND RECEIVED IN PAYMENT	(Note 11)		11,688.3		18,876.3
Goods received in payment different to Housing		53,879.6		81,849.4	
Goods not used in the Social Object		410.1		410.1	
Depreciation		(163.8)		(156.4)	
Minus: Provision		(42,637.6)		(63,228.8)	
PROPERTIES AND EQUIPMENT	(Note 12)		15,302.8		15,641.9
Terrains, Buildings and Constructions under Execution		22,682.3		24,294.2	
Equipment, Office Furniture and Implements		8,334.6		8,803.7	
Computer Equipment		9,201.9		9,291.1	
Other		906.7		437.6	
Less: Depreciation and Accumulated Amortisation		(26,421.7)		(27,184.7)	
OTHER ASSETS	(Notes 13)		47,392.7		48,191.2
Permanent Contributions		83.2		83.2	
Anticipated Expenses and Deferred Charges		4,445.4		4,089.3	
Other		38,101.5		35,087.1	
Minus: Provision		(23,237.5)		(11,038.4)	
VALORISATIONS	(Notes 7, 12 and 25)		333,938.6		329,164.6
Investment Available for Sale in Participative Securities with Low or Minimum Marketability or with no quotation in the		316,349.9		308,017.6	
Properties and Equipment		17,689.7		21,196.9	
DEVALORISATIONS	(Note 7)		(48,127.6)		(47,707.2)
Investment Available for Sale in Participative Securities with Low or Minimum Marketability or with no quotation in the		(48,127.6)		(47,707.2)	
TOTAL ASSET BEFORE GUARANTY CAPITAL			$ 3,241,966.0		$ 3,263,639.6
TOTAL ASSET AND GUARANTY CAPITAL			$ 3,241,966.0		$ 3,263,639.6
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 23)			270,620.3		190,782.2
DEBTOR CONTINGENT ACCOUNTS	(Note 23)		537,802.6		431,240.9
Other		537,802.6		431,240.9	
DEBTOR MEMORANDUM ACCOUNTS	(Note 24)		7,070,296.4		7,733,674.3
MEMORANDUM ACCOUNTS CREDITORS PER CONTRA (Note 24)			2,931,177.0		4,632,394.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 10,809,896.2		$ 12,948,092.3

LIABILITIES AND EQUITY		A: 31/12/2006 DD/MM/AAAA		A: 30/06/2006 DD/MM/AAAA	
DEPOSITS AND CALL MONEYS	(Notes 14 and 7)		$ 1,002,002.8		$ 936,667.8
Term Deposit Certificates		852,519.8		818,467.1	
Savings Deposits		145,148.8		113,097.6	
Other		4,335.1		6,103.3	
INTERBANK FUNDS ACQUIRED AND RE-PURCHASE AGREEMENTS (Note 15)			663,964.3		663,478.7
OUTSTANDING ACCEPTANCES (BANK)			0.0		1,369.0
BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS (Note 16)			2,638.3		46,941.6
Foreign Entities		2,638.3		46,941.6	
ACCOUNTS PAYABLE	(Notes 17 and 25)		96,660.4		84,822.6
Interest		13,674.9		10,489.7	
Commissions and Fees		4.0		128.0	
Dividends and Surpluses		62,279.3		48,648.1	
Other		20,682.2		25,566.7	
OTHER LIABILITIES	(Note 18)		25,393.7		30,286.2
Consolidated Labour Obligations		1,630.7		1,824.6	
Anticipated Income and Deferred Payments		22,570.8		27,304.6	
Retirement Pensions		1,192.2		1,156.0	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 19)		19,077.0		17,261.9
Labour Obligations		864.3		0.0	
Taxes		15,558.9		13,006.2	
Other		2,654.9		4,256.7	
TOTAL EXTERNAL LIABILITIES			1,689,713.6		1,781,717.7
TOTAL LIABILITIES			1,689,713.6		1,781,717.7
EQUITY			1,552,251.4		1,481,821.8
SOCIAL CAPITAL	(Note 20)		1,540.8		1,463.0
Divided in 153,997,234 Shares of Nominal Value of $ 10.00 each					
RESERVES	(Note 21)		657,120.9		566,948.6
Legal Reserve		460,145.8		382,257.1	
Statutory and Occasional Reserves		196,975.1		184,691.5	
SURPLUS or DEFICIT			336,312.6		798,862.6
Profit or Non feasible Losses in Inv.		48,328.8		436,378.4	
Available for Sale	(Note 22)				
Valorisations		333,938.6		329,164.6	
Devalorisations		(48,127.6)		(47,707.2)	
Equity Re-valorisation		3,071.7		81,026.8	
PROFIT OF THE FISCAL YEAR			568,277.3		114,646.8
TOTAL LIABILITIES AND EQUITY BEFORE GUARANTY CAPITAL		$	3,241,966.0		3,263,639.6
TOTAL LIABILITIES, EQUITY AND GUARANTY CAPITAL		$	3,241,966.0		3,263,639.6
CREDITOR CONTINGENT ACCOUNTS	(Note 23)		$ 270,620.3		$ 190,782.2
Endorsements and Collateral		48,088.2		36,733.1	
Letters of Credit		0.0		26,742.0	
		222,632.1		127,307.1	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 23)		537,802.6		431,240.9
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 24)		7,070,296.4		7,733,674.3
CREDITOR MEMORANDUM ACCOUNTS	(Note 24)		2,931,177.0		4,632,394.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 10,809,896.2		$ 12,948,092.3
PROFIT PER SHARE (in Pesos)			$ 3,700.26		782.34

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40986-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained herein and that they have been faithfully taken from the accounting books

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31st, 2006 and June 30th, 2006
(Stated in Million Pesos)

		PERIODS BETWEEN			
		FROM 01-07-2006 DD/MM/AAAA	O 31-12-200EL DD/MM/AAAA	01-01-200L DD/MM/AAAA	30-06-200 DD/MM/AAAA
DIRECT OPERATING INCOME	(Note 25)	$	920,076.2	$	416,723.0
Interest and Discount Amort Credit Portfolio and other Interest		8,804.7		80,238.1	
Profit on Valuation Investments Neg Debt Securities		45,492.7		76,176.9	
Profit on Valuation Investments Neg Participative Securities		10,772.6		19,960.8	
Profit on Valuation Investments to Maintain until Maturity		1,690.9		2,417.2	
Profit on Valuation Investments Available for Sale Debt Secur		10,624.1		13,789.5	
Gain in Investments Available for Sale		505,610.8		12,787.7	
Commissions and Fees		7,820.9		6,907.3	
Profit on Derivatives Valuation		236,557.7		28,814.0	
Profit in Cash Operations Valuation		1,785.9		42,299.5	
Exchanges		44,448.8		77,598.2	
Profit on Sale of Investments		46,467.1		26,720.8	
Profit on Sale of Portfolio		0.0		29,013.0	
DIRECT OPERATING EXPENSES			379,706.9		342,213.1
Interest, Amortised Premium and Discount Amortisation		53,659.1		100,346.0	
Loss on Negotiable Investments Debt Securities Valorisation		0.0		105,361.4	
Commissions		4,651.0		4,390.9	
Loss on Derivatives Valuation		223,283.1		4.0	
Exchanges		65,933.2		65,228.6	
Loss on Investments Sale		17,227.2		66,882.2	
Loss on Cash Operations Valuation		14,953.3		0.0	
DIRECT OPERATING RESULT			540,369.3		74,509.9
OTHER REVENUES AND OPERATING EXPENSES - NET			47,953.7		42,236.6
OPERATING INCOME	(Note 26)		80,571.6		112,712.1
Dividends and Participations		62,298.9		80,873.0	
Other		18,272.7		31,839.1	
OPERATING EXPENSES			32,617.9		70,475.5
Personnel Expenses		15,220.3		20,837.3	
Other	(Note 27)	17,397.6		49,638.2	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATION AND AMORTISATION			588,323.0		116,746.5
PROVISIONS			35,238.3		7,996.7
Investments	(Note 7)	32,763.0		797.8	
Credit Portfolio	(Note 8)	25.5		4,579.2	
Accounts Receivable		824.3		561.6	
Other	(Note 27)	1,625.5		2,058.1	
DEPRECIATION - OWN USE GOODS	(Note 12)		878.6		812.7
AMORTISATION			3,931.6		555.3
NET OPERATING RESULT			548,274.5		107,381.8
NON OPERATING INCOME			23,688.4		21,845.2
Non Operating Income	(Notes 29)	23,688.4		21,845.2	
NON OPERATING EXPENSES			1,139.0		2,161.7
Non Operational Expenses	(Note 25)	1,139.0		2,161.7	
NET NON OPERATIONAL RESULT			22,549.4		19,683.5
PROFIT BEFORE INCOME TAXES			570,823.9		127,065.3
INCOME TAX AND COMPLEMENTARIES	(Note 30)		12,546.0		12,518.5
PROFIT OF THE PERIOD		$	558,277.9	$	114,546.8

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
See attached report

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained in these Financial Statements and that these have been faithfully taken from the accounting books.

CORPORACION FINANCIERA COLOMBIANA S.A.
Statement of Cash Flow
Periods ended as of December 31st. And June 30th,
Stated in Million Pesos

	December 2006	June 2006
Cash Flows from Operating Activities:		
Net Profit of the Period	$ 558,277.9	114,546.8
Adjustments to Reconcile Net Profit and Net Cash Provided in Operating Activities:		
Provision Non Negotiable Investments Variable Y eld	32,763.0	797.8
Provision Credit Portfolio	25.5	4,579.2
Provision Accounts Receivable	824.3	561.6
Provision Goods Received in Payment	1,475.4	2,015.8
Provision Other Assets	7.7	21.8
Reimbursement Investment Provision	(4,618.2)	(6,707.7)
Reimbursement Credit Portfolio Provision	(69.9)	(24,980.1)
Reimbursement Accounts Receivable Provision	(614.6)	(574.7)
Withdrawal Accrued Depreciation	(1,633.2)	(305.2)
Reimbursement Goods Received in Payment Provision	-	(395.7)
Reimbursement Other Assets Provision	(205.3)	(6.9)
Valuation of Investments, Net	(68,580.3)	(6,983.0)
Unrealised Profit on Investments Available for Sa e	(388,049.6)	(63,954.4)
Proceeds from the Sale of Goods Received in Payment	11,874.0	12,247.0
Profit on Sale of Goods Received in Payment, Net	(4,932.2)	(6,153.7)
(Profit) Loss on Sale of Properties and Equipment, Net	(2,410.3)	100.5
Depreciation	878.6	812.7
Amortisation	3,931.6	555.3
Depurated Profit	138,944.4	26,177.1
Income Received in Advance	(4,733.8)	(12,110.4)
Severance Provision	255.5	257.0
Increase Estimated Liabilities and Provisions	1,815.1	13,476.2
Decrease Other Liabilities	(113.3)	(115.9)
Increase Accounts Payable	1,827.9	37,309.4
Decrease Accounts Receivable, Net	1,741.1	21,530.9
(Increase) Decrease in Other Assets	(2,935.5)	573.9
Additions Goods Received in Payment	(1,038.6)	(1,176.9)
Severance Payments	(299.9)	(551.5)
Net Cash Provided in Operating Activities	135,462.9	85,369.8
Cash Flow of Investment Activities:		
(Sale) Purchase of Investments	50,498.9	(127,765.3)
(Profit) Loss in Sale of Investments, Net	(29,239.9)	40,161.4
Decrease Credit Portfolio	9,399.4	1,728,857.2
Increase Acceptances and Derivatives	(52,841.1)	(7,402.5)
Proceeds from the Sale of Investments	96,108.2	287,460.7
Proceeds from the Sale of Properties and Equipment	4,151.3	29.6
Dividends Received in Cash	652.2	2,894.2
Purchase of Properties and Equipment	(638.9)	(348.2)
Net Cash Provided for Investment Activities	78,090.1	1,923,887.1
Cash Flow for Financing Activities:		
Increase (Decrease) Deposits and Call Moneys	63,445.0	(1,145,918.2)
(Decrease) Increase Interbank Funds Purchased and Re-purchase Agreements	(109,525.4)	144,823.1
(Decrease) Increase in Outstanding Bank Acceptances	(1,369.0)	981.8
Decrease Bank Credits and Other Financial Obligations	(43,306.2)	(710,181.8)
Dividends Paid	(102,263.5)	(107,999.2)
Net Cash Used in Financing Activities	(193,019.1)	(1,818,294.3)
Net Increase in Cash and Cash Equivalents	20,533.9	190,962.6
Cash at the Beginning of the Period	319,176.7	128,214.1
Cash at the End of the Period	$ 339,710.6	319,176.7

See the notes attached to these financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements herein contained and that they have been faithfully taken from the accounting books.

CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in Shareholders' Equity
Periods that ended on December 31st and June 30th 2006
(Expressed in Million Pesos)

			Statutory and Occasional Reserves											
	Social Capital	Legal Reserve	fiscales Provisions	Disposition the Assemb	Economic Promotion	Economic Capitalisation	Total	Non carried Earnings Investments		Equity Revalorisation	Devalorisations	Result Previous Fiscal Years	Profit of Fiscal Year	Shareholders' Equity
Balance as of December 31st 2005	$ 1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500 332.8	306,005.8	81,036.8	(44,469.3)	68,624.2	137,905.3	1,519,317.8
Loss Transfer from fiscal year to results of previous fiscal years	-	-	-	-	-	-	-	-	-	-	-	137,905.3	(137,905.3)	-
Reserve on investment valuation	-	-	41,249.3	-	-	-	41,249.3	-	-	-	-	(41,249.3)	-	-
Reserve for future distributions	-	-	-	58,513.1	-	-	58,513.1	-	-	-	-	(58,513.1)	-	-
Liberation of Occasional Reserves	-	-	(1,032.1)	-	-	-	(1,032.1)	-	-	-	-	1,032.1	-	-
Dividend in cash of $1,254 47 per share for the 9 298.994 shares with preference dividend with no right to vote of shares subscribed and paid as of December 31st 2005, corresponding to dividends accumulated pending to be paid for each one of the fiscal years 2002 $356.56, 2003 $436.94 and 2004 $460.97. This dividend was paid on March 15th, 2006.	-	-	-	-	-	-	-	-	-	-	-	(11,665.2)	-	(11,665.2)
Dividend in cash of $658 47 per share on the 146.299.761 subscribed shares and paid as of December 30th 2005. This dividend shall be paid in six monthly installments within the first five days of each month from April 1st, 2006.	-	-	-	-	-	-	-	-	-	-	-	(96,334 0)	-	(96,334 0)
Movement/Circulation of the fiscal year	-	-	-	-	-	-	-	(63,954 4)	23,148 7	-	(3,237.9)	-	-	(44,043.6)
Profit of the fiscal year	-	-	-	-	-	-	-	-	-	-	-	-	114,546.8	114,546.8
Balance as of June 30 2006	1,463.0	382,257.6	126,165.6	58,513.1	8.8	4.4	184,691.9	436,378.4	329,154.5	81,036.8	(47,707.2)	0.0	114,546.8	1,481,821.8
Transfer of losses from the fiscal year to former years results	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberation reserve for future distributions constituted on September 2006	-	-	-	(58,513.1)	-	-	(58,513 1)	-	-	-	-	58,513.1	-	-
Reserve Liberation on Investment Valuation (2004 I	-	-	(15,727.5)	-	-	-	(15,727.5)	-	-	-	-	15,727.5	-	-
Reserve on investment valuation Decree 2336/95	-	-	16 851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserve for future distributions	-	-	-	69,672.4	-	-	69 672.4	-	-	-	-	(69,672.4)	-	-
Dividend in cash of $699.00 per share on 146 299 761 shares (137.000.767 ordinary shares and 9.298.994 shares with preferential dividend and with no right to vote) shares subscribed and paid as of June 30th 2006 This dividend shall be paid in six (6) monthly installments.	-	-	-	-	-	-	-	-	-	-	-	(102,263.5)	-	(102,263 5)
Capitalisation of the re-valorisation account of equity, with nominal value of $10.00, at the rate of 1 ordinary share per 19 ordinary shares and 1 preferential share per 19 preferential shares, of which they hold as of the closing on August 25th, 2006. Both for ordinary shares and for preferential shares, the unitary value of the shares to be delivered is established in $10,128.87.	77.0	77,686.2	-	-	-	-	-	-	-	(77,965.2)	-	-	-	-
Movement/circulation of the fiscal year	-	-	-	-	-	-	-	(388 049.6)	3,885.1	0.1	(1,420.3)	(0.1)	-	(385,584.8)
Fiscal Year Profit	-	-	-	-	-	-	-	-	-	-	-	-	558,277.9	558,277.9
Balance as of December 31st 2006	1,540.0	460,145.8	127,289 5	69,672.4	8.8	4.4	198,975.1	48,328.8	333,039 6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,251.4

See the notes attached to financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
Accounting Manager
T.P. No. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda
(See attached report)

(*)The undersigned Legal Representative and Accountant certify that we have previously verified the statements hereunder contained and that these Financial Statements have been faithfully obtained from accounting books

CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
December 31st, 2006

CORPORACION FINANCIERA COLOMBIANA S. A.

Notes to the Financial Statements
December 31 and June 30, 2006
(Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance under Resolution of October 18, 1961, commercial incorporated company, established according to Colombian law on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, that can be extended through an ordinary resolution of the Shareholders Assembly. It was modified through public deed No 3143 of September 26, 2001, where specific measures were adopted for the good governance of the corporation.

With the purpose of capitalizing the Corporation in $20,000 million in July, 2003, the by-laws were amended and the authorised capital was increased from $800 million to $1,000 million and for this reason, it issued 20 million shares. With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1 600 million.

Through the Shareholders General Assembly celebrated on March 7, 2006, record No 061, the reform to article 59 of the By-laws was made, with the purpose of establishing semi-annual accounting closings with cuttings as of June 30th and December 31st. Said amendment was entered into record through Public Deed No. 979 of March 22, 2006. The last annual accounting closing was made as of December 31st, 2005.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 6 agencies and 4 offices in different cities of the country; as of December 31st, 2006, the Corporation has no non-bank correspondents. It has 320 direct employees, 9 indirect employees and 48 temporary employees. It also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., foreign financial company, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda.,

Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A. and Frigoríficos Colombianos S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

(2) Main Accounting Policies

(a) Basic Accounting

The accounting system used by the Corporation is causation, according to which revenues and expenses are recorded when they are caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.

Interests and commissions collected in advance are recorded as deferred income.

(b) Cash on Hand (Available)

It records high liquidity resources of the Corporation such as: cash, deposits, in Banco de la República (Central Bank), deposits in banks both in national and foreign currency and other financial institutions national or foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution establishment and are reflected in the overdraft passive account in banking current account

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According to accounting instructions given by the Superintendence of Finance, financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) Inter-bank Funds Sold and Sale Agreements

Under these items the following are classified; (i) the placements the Corporation makes in banking institutions using its excess liquidity during a maximum term of 30 days, (ii) the placements received by the Corporation from other financial institutions under the same circumstances and (iii) transactions denominated over night made with foreign banks using funds of the Corporation in the hands of foreign financial entities. Yields of inter-bank funds sold and purchased are credited or charged as the case may be, as they are caused.

Placements made under the modality of the guarantee resale called "resale commitments of investments or negotiated portfolio" are recorded in the assets when the Corporation is the creditor; and in the liabilities under the denomination "resale commitments of investments or of negotiated portfolio, when the Corporation is the debtor. The difference between the amount delivered or initially received and the value finally received or delivered, is recorded as revenue or

expense, as the case may be.

The Corporation considers inter-bank funds sold and resale agreements as cash equivalents for cash flow purposes,

(d) Investments

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

The way in which the different types of investments are classified, valued and recorded is as follows:

Criteria for the valuation of investments

CLASS			EVALUATION	ACCOUNTING
Negotiable	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results.
Held to Maturity	Until Maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them until maturity.	Exponentially from the internal rate of return calculated at the time of purchase	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	After the year is finished they may be re-classified in the above categories.	They use the prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according to the following procedure: - The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities		With low or minimum marketability, with no quotation; securities held by the Corporation in its capacity as controlling or parent company	Investments in participative securities are valuated on a daily basis according to the marketability index they maintain at their date of valuation and their results are recorded with the same frequency as follows:	Low or minimum marketability or with no quotation.
			Low or minimum marketability or without no quotation are increased or decreased in the share percentage of equity variations subsequent to the acquisition of investments, calculated based on the last certified financial statements.	-The difference between the market value or the updated investment value and the value for which the investment is recorded, is recorded as follows
			The statements can not be older than six (6) months from the valuation date, or the most recent ones when known and issued with an opinion.	If greater, in the first instance it decreases the provision or de-valorisation until exhausting and the excess is recorded as a valorisation surplus
			Medium marketability based on the average price determined and published by the stock exchange, where negotiated. Such value corresponds to the average price weighted by the amount negotiated in the last five (5) days of negotiations.	If lower, it affects the valorisation surplus until exhausting and the excess is recorded as a de-valorisation.
				-When dividends or profits are distributed in kind, including those coming from capitalizing the equity re-valorisation account , the part recorded as surplus for valorisation is recorded with charge to the investment and surplus is reverted. In the case of dividends or profits in cash, the re-valorisation surplus is recorded as revenue, the surplus is reverted, and the amount of the dividends exceeding it must be recorded as a lower value of the Investment.
			High marketability based on the last daily weighted average negotiation published by the stock exchange.	High and medium marketability
				The market value update of high or medium marketability securities or securities quoted in internationally recognised foreign stock exchanges, is recorded as an accrued non realised profit or loss within equity accounts, with credit or charge to the investment.
				Dividends or profits distributed in cash or in kind, including those coming from the capitalization of the equity re-valorisation account, are recorded as revenues up to the amount recorded as accrued profit non realised during the period to which distributed profits and the equity re-valorisation correspond with charge to the last one. Collection of cash dividends is recorded as a lower value of the investment.

The determination of the value or exchange fair price of a security or title, must consider all the necessary criteria to guarantee the compliance with the investments evaluation purpose established in chapter I of Circular Letter 100 and in all cases, the following criteria:

- Objectivity. The determination and assignment of the exchange fair value or price of a security or bond must be carried out based upon technical and professional criteria, that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and Representativeness. The exchange fair value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable economic result which is certain, neutral, verifiable and representative of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be based on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a bond or security must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale

Periodicity for the Valuation and accounting record of the valuation.

Valuation of the investments must be done daily, except any provision to the contrary.

The necessary accounting records for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding bond or security must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the respective Superintendence may order the controlled company the re-classification of a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.

Controlled entities may re-classify their investments in conformity with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.

There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.
- Changes in the regulation that hinder maintaining the investment.
- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.
- Other events not foreseen in the preceding literals, with the previous authorisation of the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion to re-classify bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.
- The investor looses its capacity as parent company or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.
- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100, 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be again re-classified.

Provisions or Losses on account of Security Rating (Credit Risk)

The price of debt securities or securities, as well as the price of participative

securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by Banco de la República (Central Bank) and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing bonds or securities or issuers with external ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers, can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Qualification LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Issuing securities or bonds or non qualified issuers

For debt securities or bonds/ securities with no external rating, for debt securities or bonds/ securities issued by entities which have not been rated or for participative securities or bonds/ securities, the provision amounts shall be determined base on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence which watches the respective entity.

Investor entities which do not have an internal methodology approved to determine provisions to which this numeral is referred, should be submitted to the following aspects:

Category	Risk	Characteristics	Provisions
A	Normal	Meet the terms agreed in the share or title and count on an adequate capacity of capital and interests payment.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%)percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in case of participative securities.
C	Valuable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. In the same way, its financial statements and other available information, show weaknesses in its financial	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case

Category	Risk	Characteristics	Provisions
		situation which involve the investment recovery.	of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present weaknesses increased in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be superior to forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	According to the financial statements and other available information, issuers consider that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

Investments repurchase rights

It belongs to restricted investments which represent a collateral guarantee of investment repurchase commitments.

In relation to shares or debt securities negotiable investments, they are entered in the books for the transference value at the moment of funds collection and they are updated at the market value; variations presented between this and the last recorded value, are recorded in result accounts to profit or loss, accordingly.

In relation to investments to be held to maturity, they are entered in the books for the transference value at the time of funds collection and they are updated by earnings causation up to its redemption or maturity with a payment to profits and losses.

(e) **Loan portfolio**

It records credits granted by The Corporation under the different authorised modes. Resources used in the granting of credits result from own public resources in the mode of deposits and other external and internal financing sources.

Loans are entered in the books by the disbursement value, excepting portfolio purchases "factoring", which are recorded at cost.

With the effect of the External Circular 011, 2002 of the Financial Superintendence, principles and general criteria which the watched entities should adopt to adequately maintain credit risks which are implicit in credit assets, are established. It defines credit modes, determines qualifications according to the risk perception which the same operations have.

In the same way, it is established that an adequate administration of the credit risk should be kept, for which each entity should develop a credit risk administration system (SARC), in which clear and accurate policies should be established. Those policies should define the criteria under which the Corporation in general, should evaluate, qualify and control credit risks. In the same way it defines corporate or control government instances which should adopt the policies and mechanisms which are necessary to guarantee the strict compliance of minimum instructions which are established. With the External Circular 020, 2005, the Financial Superintendence adopts the MCR commercial portfolio reference model

incorporated to Chapter II of Circular 100, which should be applied for all entities watched and subject to SARC from July 1st, 2007.

Loan portfolio structure includes two (2) credit modes:

Consumption
It is understood that consumption credits are those granted to natural persons whose purpose is financing the acquisition of consumption goods or services payment not for commercial nor entrepreneurial purposes.

Commercial

Those are credits granted to natural or legal persons for the development of organized economic activities different from micro enterprises.

Evaluation periodicity

The Corporation evaluates the total portfolio in charge of customers whose debts with the Corporation are over three hundred (300) minimum monthly legal salaries, independently of the portfolio class, six-monthly in the months of may and November.

The result of this evaluation is recorded at the closing of the following month. Portfolio behaviour under the responsibility of customers, in relation to payments, cancellations, punishments and operations default height, is monthly updated.

The Corporation closed 2006 with excellent performance with respect to revenues for dividends generated by the portfolio companies that in the second semester amounted $62,299 million, exceeding revenue for the same period in 2005, of $59,062 million. In general terms, the favourable revenue result obeys to the excellent results obtained in the year in our main companies, within a healthy growth economic environment. Leader companies in dividend generation are Promigás, Concecol, Coviandes and PISA. Operating revenues generated by Proyectos de Energía S.A. were also important.

Criteria for Evaluating Credit Risk

The Corporation evaluates the commercial portfolio/receivables based on the following criteria: Payment capacity of the debtor and its joint debtors and the project cash flow, in conformity with the updated and documented financial information; debt service and compliance with the terms agreed; information from risk central offices, consolidated with the system and of other commercial information sources available for the institution, it considers also the information related to the economic conglomerate.

Credit Risk Rating

The Corporation rates credit operations based on the aforementioned criteria and are classified in one of the following credit risk categories.

Category	Commercial	Consumption	Micro-credit	Housing
"A" Normal Risk	Credits in force and up to 1 month due	Credits in force and up to 1 month due	Credits in force and up to 1 month due	With instalments up to date or due up to 2 months

"B" Acceptable Risk	Credits with more than 1month and up to 3 Months due	Credits with maturity of more than 1 month and up to 2 months	Credits with maturity of more than 1 month and up to 2 months	With maturities of more than 2 months and up to 5 months
"C" Appreciable Risk	Credits with more than 3 months and up to 6 months due	Credits with more than 2 months and up to 3 months due	Credits with more than 2 months and up to 3 months due	With maturities of more than 5 months and up to 12 months
"D" Significant Risk	Credits with more than 6 months and up to 12 Months due	Credits with maturities of more than 3 months and up to 6 months	Credits with maturities of more than 3 months And up to 4 months	With maturities of more than 12 months and up to 18 months
"E" Risk of Uncollectible	Credits with more than 12 months due	Credits with maturities of more than 6 months	Credits with maturities of more than 4 months	With maturities of More than 18 months

(f) Portfolio Sanctions

Loan portfolio is susceptible to sanctions when on the opinion of the Management it is considered as uncollectible or of remote or uncertain recovery, after the exhaustion of the corresponding collection actions, in conformity with the opinions rendered by the lawyers and collection entities, previously approved by the Board of Directors.

(g) Provision for Loan portfolio

Provisions shall be made to be charged to the profit and loss statement, as follows:

General Provision

A provision of one per cent (1%) of the total gross portfolio.

Individual Provision

Without prejudice to the general provision, individual provisions for the protection of credits under risk categories ("A", "B", "C", "D" and "E") shall have as a minimum, the following percentages:

Commercial and Consumer

Category	Capital	Interest and Other Concepts	Capital	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D - Significant	50%	100%	20%	100 %
E - Uncollectible	100%	100%	30%	100 %

From October 2001, housing credits must maintain a provision on the guaranteed part, in the corresponding percentage according to the rating. Provision on the non-guaranteed part shall be of one hundred per cent (100.0%)

from the date on which the obligation receives a "B" rating (acceptable).

If during two (2) consecutive years, the credit remains under category "E", the provision percentage on the guaranteed part shall be increased to sixty per cent (60.0%). If one (1) additional year elapses under these conditions, the provision percentage on the guaranteed part shall be increased to one hundred per cent (100.0%).

Alignment Rules

When the Corporation rates in "B", "C", "D" or "E" any of the credits of a debtor, it carries to the higher risk category all other credits or agreements of the same type granted to said debtor, except when the debtor demonstrates the Superintendence of Finance the existence of valid reasons for rating them in a lower risk category.

Own ratings shall be aligned with those of other financial institutions when at least two of them establish a higher risk rating and with balances in favour of creditor represent at least twenty per cent (20%) of the respective credits in accordance with the last information available at the risk central office. In such case, a maximum discrepancy of one level of difference in the rating shall be accepted.

When the Superintendence of Finance rates in "B", "C", "D" or "E" any of the credits of a debtor, its other credits of the same type are brought to the same rating.

Effect of Suitable Guarantees on the Constitution of Individual Provisions

Credit collateral support only the credit capital; consequently, balances to be amortised of credits supported by collateral with a suitable guaranty character, are supplied in the percentage corresponding to the credit rating, applying such percentage to the difference between the value of the unpaid balance and seventy point zero per cent (70.0%) of the value of the guaranty.

Non-Mortgage Security

Time in Default	Percentage of Coverage
0 - 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Mortgage Security or Mercantile Trust

Time in Default	Percentage of Coverage
0 - 18 months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

Individual provisions of the portfolio rated under risk category "A" and "B", are constituted without deducting the value of the suitable guaranties.

Collateral securities on trade or industrial establishments of the debtor, mortgage securities on properties where the corresponding establishment operates and guaranties on real estate/immovables by destination that are part of the

corresponding establishment are taken at zero per cent (0.0%).

Provisions with Respect to Creditors' Universal Meeting Processes

With respect to credits on the account of persons admitted in creditors' universal meeting processes, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of causation of revenues and other concepts foreseen for this category.

Credit rating and the provisions constituted shall be maintained until the bankruptcy declaration agreement is approved. Should this agreement have the purpose of recovering and conserving the company, they may from the date on which the agreement is made, be re-rated as category "D". Provisions may only be gradually reversed during the following year to approval, by means of monthly aliquot parts, until reaching fifty per cent (50.0%) of the total value of capital.

Should the agreement to recover the company be approved before the following year to the admission to the concordat, credits may be re-rated to category "D" and the provisions are immediately adjusted to fifty per cent (50%) of the credit value if their value is lower. Otherwise, they shall be reversed within the following year.

(h) **Acceptance and Derivatives**

Bank Acceptance

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "on term bank acceptances" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for exigibilities (current liabilities) at sight/on presentation and before thirty (30) days.

Derivatives

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According to Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly

contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.

- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.

Existing Risks when Operations with Derivatives Take Place

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operational and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or capital.

Market Risk

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes in accordance with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operational Risks

Operational risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operational risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised.

There is no standard way to quantify this risk.

Parameters chosen for the Appraisal

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; if for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.

Time limit for making Operations with Derivatives

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

(i) Current Goods and Received as Dation in Payment

It records the value of goods received by the Corporation in payment for unpaid balances from credits to its favour (payment in kind).

Goods received as dation in payment represented in real estate are received based on a commercial valuation technically determined, and personal estate, stock and shares, based on the market value.

Goods received as dation in payment represented in securities are valued and recorded in accordance with the provisions of Chapter 1 of Circular Básica Contable y Financiera (Basic Accounting and Financial Letter) 100 of 1995, on investments.

For the registration of the goods received as dation in payment the following conditions are taken into account:

- The initial registration is made in accordance with the value determined in the legal award or that agreed between the debtors.
- When the good received as dation in payment is not in alienation conditions, its cost is increased with the necessary expenses incurred for the sale.
- If between the value for which the good is being received and the value of the credit to be paid, a balance to the favour of the debtor results, this difference is entered in the books as an account payable; should the value of the good not be sufficient to pay for the full obligation, a provision equivalent to the difference shall be constituted.

(j) Current Goods and Received as Dation in Payment Provision

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum expected loss in the sale of the goods received as dation in payment, in accordance with its recovery history for goods sold, the inclusion of expenses incurred in the receipt, maintenance and sale of them and the

grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For personal estate, a provision equivalent to thirty five percent (35%) of the acquisition cost of the good received in payment is constituted within the following year to the reception of the good, that shall be increased in the second year in an additional thirty five per cent (35%) up to seventy per cent (70%) of the value in books of the good received in payment before the provisions.

Once the legal term for the sale has expired without an extension being approved, the provision shall be of one hundred per cent (100%) of the remaining value in books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of it.

With respect to the provisions of the movable BRDPS that correspond to investment securities, they shall be constituted under the criteria established in Chapter I of Circular Básica Contable y Financiera 100 of 1995.

(k) Properties and Equipment

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

(l) Branch Offices and Agencies

Records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies, to active or passive accounts and income and the corresponding expenses are recognised.

Other Assets

(m) Prepaid Expenses

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Its benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs (software) during the contract term.

- Connection insurance during the period on which services are received.

- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

(n) Deferred Charges

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) years.

- Notwithstanding, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal alquots, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance

- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

  Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual,

provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- Profits and losses for an adjustment of investment valuation in accordance with resolution 1227 of July 2006 shall be amortised for one year from July 18th, 2006.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(o) <u>Rights in Trusts</u>

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

(p) <u>Valorisations</u>

Assets object of valorisation:

- Investments available for sale in joint/participative securities.
- Properties and equipment, specifically real estate and vehicles.
- Art and cultural goods/possessions.

Posting:

Investments available for sale in joint/participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, its originality, size, technique and quotation of similar works.

Valorisations of goods received in payment (payment in kind) are recorded in memorandum accounts

(q) Inter-bank Funds Purchased and Re-purchase Agreements

It records funds obtained by the Corporation from other financial entities directly, secured or not with its investment portfolio or its loan portfolio, with the purpose of complying with transitory liquidity requirements. The maximum time to cancel these operations is of thirty (30) calendar days. Operations not cancelled within the time indicated, shall be recorded in bank credits and other financial obligations except for those celebrated by Banco de la República (Central Bank) to regulate the economy liquidity by means of monetary contracting operations and those conducted by Fogafín in the development of support operations to inscribed entities.

The difference between the present value (cash receipt) and the future value (re-purchase price) constitutes a financial expense.

(r) Anticipated Income

Anticipated income corresponds mainly to interest and fees received in advance on the part of the clients resulting from loan portfolio operations; these interests are amortised to results based on its causation, also income for good sales on credit are recorded, that result on income as they are collected.

In cases when as a result of re-structuring agreements or any other type of agreement, capitalisation of interest recorded in memorandum accounts or of sanctioned portfolio balances including capital, interest and other concepts, as interest generated in the future for these concepts is contemplated, they shall be recorded as a deferred payment and its amortisation to capital shall be done proportionally to values actually collected.

(s) Retiring Pensions

Instituto de Seguro Social (ISS) (Social Security Institute) and other entities authorised by law (since 1994) receive a contribution from the Corporation and its employees, to undertake most of the liabilities for retiring pensions to these employees. Liabilities for pensions directly undertaken by the Corporation corresponding to senior employees are recorded based on actuarial studies.

The actuarial study used to establish the value of the provision corresponding to the second and first semester of 2006, was made taking into account the changes introduced by Decree 2783 of December 20th.

(t) Income Tax

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied. The Corporation pays taxes for presumptive revenue calculated on the taxable liquid equity.

(u) Estimated Liabilities and Provisions

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and

- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(v) Conversion of Transactions in Foreign Currency

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of December 31st and June 30th, 2006 the rates were $ 2,238.79 and $2,579.08 respectively.

(w) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts is acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

When on interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(x) Contingent Accounts

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded here. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(y) Memorandum Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; It also includes registration accounts used for fiscal effects, of internal control or management information.

(z) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of December 31st and June 30th 2006, the weighted average of circulating stock was 150.875.481 and 146.299.761 respectively.

(aa) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit (or loss) and cash provided by operation activities.

(bb) **Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia**

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as follows:

Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

Adjustment for Inflation

The especial norm establishes that only memorandum accounts with an adjustment treatment guided by tax provisions in force are adjusted for inflation. In accordance with Law 1111 of 2006 from 2007 inflation adjustments for fiscal effects have been eliminated. The generally accepted accounting norm establishes that in order to renew the effect of inflation, non monetary assets and equity must be adjusted.

(3) **Transfer, Assets, Liabilities and Contracts**

The shareholders Assembly in an extraordinary meeting held on April 18th, 2006, accepted the offer made by Banco de Bogotá to acquire, by means of a transfer of assets, liabilities and contracts Corficolombiana's portfolio. The Operation was approved by means of resolution 0856 of May 23rd, 2006 by Superintendence of Finance. The operation took place on June 2nd, 2006 as follows: transfer of portfolio for the sum of $1,818.044.3 and liabilities for CDTS (Time Certificates of Deposit) and financial obligations for $1,800.842.9

As a consequence of the transfer operation, the Corporation and Banco de Bogotá, in order to make some operative processes easier, subscribed an agreement whereby the Corporation shall provide the Bank management and technologic support. The agreement has a term of three months and may be extended.

The operation took place with the direct sale to Banco de Bogotá of portfolio A and B and with the net value of portfolio C and D (capital, interest, less provisions); autonomous equity A was constituted with the net portfolio rated in E, and autonomous equity D was constituted with special cases of portfolio B. Fiduciary rights on these patrimonies were assigned to Banco de Bogotá. Fiduciaria Bogotá S. A. is the entity where these trusts were constituted.

Benefits or recoveries received in autonomous equity B in excess of the nominal value of the equity, discounted from funding cost and administration, shall be for Corficolombiana

The detail of the operation is as follows:

June 2006								
	Value Asset Transfer	Value Liabilities transfer	Value paid	Profit Sale portfolio	Loss Sale rights	Reversion of Provisions	Fiscal expenses	Net Profit
Concept								
Portfolio A –B (*)	1,742,470.0	1,742,947.5	28,535.5	29,013.0	-	25,064.0	7,053.7	47,023.3
Rights in Trusts Equity A	65,840.1	48,161.2	-	-	17,678.9	-	194.7	(17,873.6)
Rights in Trusts Equity B	9,734.2	9,734.2	-	-	-	-	40.0	(40.0)
	1,818,044.3	1,800,842.9	28,535.5	29,013.0	17,678.9	25,064.0	7,288.4	29,109.7

(*) Includes interest

(4) Changes in policies and accounting estimates

- The Shareholders Assembly of March 7th, 2006 decided to modify from 2006, the Corporation accounting period from an annual closing as of December 31st, to two semi-annual closings as of June 30th and December 31st.

- Superintendence of Finance by means of Resolutions 1227, 1822 and 1907 of July and October 2006 established an adjustment and valuation margin updating methodology for only once on July 18th, 2006 for securities different to TES Class B, particularly securities issued by Fogafín, public debt securities different to TES of an order different to the national order, securities issued by banks, securities issued by real sector entities, other credit securities and securities issued by financial institutions. Losses or profits produced as a result of the valuation made in accordance with the methodology established under the resolution may be deferred and amortised during one year in daily aliquots from July 18th, 2006. The effects of the application of this Resolution appear in notes 7 and 13.

- In August 2006 the Corporation re-classified the Rights in trusts received as dation in payment together with its provisions to the Other Assets – Rights in Trusts item for an amount of $15,712.7 and provisions for $12,357.3, complying with the dynamics of Plan Unico de Cuentas (Sole Account Plan). This re-classification had no effect on the Results Status. These assets continue to be valuated and considering with regulations applicable to goods received as dation in payment.

(5) Available

		December 2006		June 2006
Legal currency				
Banco de la República	$	46,488.6	$	49,030.4
Banks and other financial entities		111,200.8		15,746.2
		157,689.4		64,776.6
Foreign currency:				
Cash desk		10.6		9.2
Banco de la República		14.0		87.5
Banks and other financial entities		4,656.9		406.1
		4,681.5		502.8
Remittances in transit		-		113.4

		162,370.9		65,392.8
Provision		(154.9)		(18.7)
	$	162,216.0	$	65,374.1

No other restrictions on the available existed different to the cash reserve.

The provision recorded corresponded to debit notes pending to be recorded, greater than 30 days as of December 31st and June 30th, 2006 was of $154.9 and $18.7 respectively.

(6) Inter-bank Funds Sold and Resale Agreements

		December 2006		June 2006
Investment Resale Commitments	$	185.1	$	130.0
Sold Inter-bank Funds		177,309.5		253,672.6
	$	177,494.6	$	253,802.6

Mainly corresponding to Overnight operations. Rates used for these operations during the second semester of 2006 oscillated between 7.61% and 5.35% and during the first semester between 8.1% and 5, 0%. Former amounts are neither subject to restrictions nor limitations.

Should non-compliance occur, the Corporation is supported by the assignment for property of securities negotiated. During the periods corresponding to 2006 no non-fulfilments occurred

(7) Investments

Investment Negotiable in debt securities

Public debt securities issued or guaranteed by the Nation	$	197,621.3	$	62,820.9
External debt securities issued or guaranteed by the Nation		20,572.7		3,014.6
Securities issued or indorsed by Fogafin		637.1		2,655.4
Securities issued by the Central Bank (Banco de la República)		757.9		5,383.2
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio		64,325.0		3,934.0
Securities issued indorsed, accepted or guaranteed and institutions controlled by the Superintendence of Finance		98,373.5		60,990.4
Securities issued by entities not controlled by the Superintendence of Finance		25,536.3		20,445.6
Securities issued by residents abroad		-		1,169.1
Other public debt securities		8,963.5		1,722.3
	$	416,787.3	$	162,135.5

Investment to be held until maturity

Internal Public Debt Securities issued by the Nation				
Tes Securities	$	-	$	8,468.0
Debt Reduction Securities		3,013.9		34,021.6
Securities for the development of Agriculture and Cattle		16.7		-
		3,030.6		42,489.6

Securities issued, indorsed, guaranteed and accepted by foreign

banks				
Avantel S.A. Note		337.9		432.3
	$	3,368.5	$	42,921.9

Investment available for sale

Internal Public debt securities issued or guaranteed by the Nation				
Tes	$	24,065.1	$	1,924.2

		December 2006		June 2006
Structured Mortgage Bonds	$	-	$	803.2
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendence of Finance				
Economic Interaction Bank		4,494.4		3,875.8
Boceas		2,710.8		3,444.4
	$	31,225.3	$	10,047.6

Repurchase Rights of Investments Negotiable in Debt Securities

Public debt securities issued by the Nation				
Investment negotiable Debt Securities	$	288,850.6	$	286,451.9
Available for sale		230,508.8		308,121.1
To be held to maturity		71,726.5		51,131.4
	$	591,085.9	$	645,704.4

In compliance with the instructions provided under resolution number 1227 of July 18th, resolution 1822 of October 13th and resolution 1906 of October 25th, 2006, where the "Methodologies for adjustment and updating of valuation margins" are applied, issued by the Superintendence of Finance, the impact on their application is presented:

a. Resolution 1227 of July 18th, 2006, Corporación Financiera Colombiana S.A. timely informed the board of directors and the shareholders on the decision to amortise the total loss $2.413.1, product of the application of the valuation adjusted margins in daily aliquots as authorised under said resolution, until reaching 100% of them in a maximum period of one year from this date. Thus, amortisation expires on July 18th, 2007.

   Securities object of the application of valuation margins were those corresponding to: "Securities issued by Banks", "Securities issued by real sector entities", "Securities issued by Fogafín", "Securities issued by other financial entities", "Other credit securities" and "Public debt securities different from TES, not of national order"; these securities were classified in accordance with the reference rate to which they were indexed DTF, IPC and FIXED RATE. The balance pending to be deferred as of December 31st 2006 is of $1,321.0

   An instructive for the application of resolution 1227 of July 2006 was also prepared by the department of organisation and methods that was approved and disclosed by the legal representative of the Corporation.

b. Resolution 1822 of October 13th 2006 de 2006, Corporación Financiera Colombiana S.A. decided to carry directly to the result status and equity corresponded, the impact generated on October 17th, 2006 as a result of the application of this resolution; the loss generated and taken to P&L $3.3 ; it also generated a realizable profit in the equity account in securities rated as available for sale for $10.362.5 product of the valuation margin adjustment in securities corresponding to "Tes IPC", "Securities of public debt of National order different to

TES", "Securities of debt reduction" and "Securities issued by multilateral entities" described and adjusted in this resolution.

c. Resolution 1906 of October 25th, 2006, the result generated by the application of this resolution was of $0 (zero Pesos legal currency), product of the adjustment of valuation margins in securities of the grouping codes 20 and 21 that correspond to "Securities for agriculture development class A and B" that are rated as provided by chapter I of CBCF "At maturity" therefore their valuation is a purchase TIR and they suffered no variation in the adjustment and updating of the valuation margins referred to under this resolution.

The result of applying these resolutions and their corresponding values were timely informed to the board of directors and the Superintendence of Finance in accordance with the terms contemplated in each of them.

Negotiable – Participative Securities

		December 2006			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	43,102.4
					43,102.4
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.26		6,853.3
				$	49,955.7
In Ordinary Common Funds					38,985.6
.				$	88,941.3

Negotiable – Participative Securities

		June 2006			
		Social Capital	% Particip.		Market Value
In Real Sector Entities					
Textiles Fabricado Tejicondor .S.A.	$	23.1	0.44	$	914.7
Mineros S.A.		158,953.0	6.98		34,101.5
					35,016.2
In the Financial Sector					
Banco de Occidente S A.	$	3,827.0	0.27		6,179.9
				$	41,196.1
In Ordinary Common Funds					37,960.8
.				$	79,156.9

Investments Available for the sale of Participative Securities With Low or Minimum Marketability

	December 2006									
	Social Capital	No. of Shares	% of participation	Cost of acquisition	Adjusted Cost	Market Value	(*)	Valorisation	Devalorisation	Provision
Aerocali S.A.	3,800.0	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrotimbio S.A.	2,154.9	547,005	25.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	20,761.5	52,000	0.31%	-	26.1	98.9		-	-	-
Aquacultivos del Caribe S. A.	1,937.1	106,000	5.47%	658.8	477.4	529.1	4	51.7	-	-
AV Villas (Ordinary Shares)	22,473.1	11	0.00%	-	-	-	2	-	-	-
AV Villas (Preferential Shares)	22,473.1	20,763	0.01%	27.5	85.5	50.9	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$6.019.000	6,019,000	100.00%	-	13,475.3	14,518.0	2	1,042.7	-	-
Bladex S.A.	38,589.6	2,070	0.00%	-	46.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	11,301.0	11,001	0.10%	12.7	11.3	21.3	6	10	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	-	782.3	-		-	-	782.3
Casa de Bolsa CorficolombianaS.A. (1)	1,002.3	947,179	94.50%	1,017.2	4,543.7	7,055.3	2	2,511.50	-	-
Centro Motor S. A.	1,538.2	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	1,073.2	38,496	0.12%	246.3	78.9	663.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	2,207.9	315,420	20.00%	2,526.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licitaciones y Concesiones Ltda.	19,644.2	1,964,422	99.99%	16,836.1	20,437.2	29,897.2	2	9,459.9	-	-
Colombina S.A.	18,518.4	32,683,321	7.59%	10,184.1	14,823.6	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	2,800.0	560,000	20.00%	448.4	1,096.7	1,040.1	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	29,142.0	3,000,000	33.33%	11,050.1	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	US$60.0	12	0.00%	287.2	195.9	338.5	2	142.6	-	-
Coviandes S.A.	27,400.0	68,002	0.25%	237.4	92.8	263.7	3	171.0	-	-
Deposito Central de Valores-Deceval	10,856.4	15,953	3.67%	822.1	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	59,461.0	20,734,072	0.35%	1,721.8	2,205.4	1,306.6	6	-	415.2	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	33,376.7	31,665,997	94.87%	52,437.5	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	650.1	99,850	0.26%	138.8	69.6	109.5	4	39.9	-	-
Fiduciaria Corficolombiana S.A. (1)	17,526.1	16,562,232	94.50%	16,694.2	16,340.7	24,472.4	2	8,131.7	-	-
Fiduciaria Occidente S. A.	11,255.9	562,189	4.99%	756.3	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	992.0	22,401,139	45.16%	2,918.7	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	336.0	120,000	35.67%	-	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	27,688.2	621,866	1.68%	-	28,873.5	30,059.2	2	1,185.7	-	-
Gasoducto del Tolima S.A.	3,978.8	230,711	5.80%	-	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	2,000.0	1,890	94.50%	-	1.9	1.0	2	-	0.9	-
Hoteles Estelar de Colombia S.A.	286.1	24,286,705	84.91%	69,052.1	40,924.5	106,901.1	2	65,976.6	-	-
Huevos Oro Ltda.	1,133.5	1,133,593	99.99%	11,283.5	11,197.4	10,845.6	3	-	351.8	4,331.7
IBC Solutions	USD$6,664.2	2,499,275	37.50%	3,490.0	5,595.4	1,211.7	2	-	4,383.7	-
Inducarbón	290.0	2,528	0.09%	-	1.1	0.5	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	2,970.5	1,985,607	0.67%	44.3	72.1	118.3	5	-	-	45.5
Industrias Lehner S.A.	5,219.0	17,951,215	48.15%	7,851.5	9,984.4	5,436.1	3	-	4,548.3	2,373.6
Ingenio la Cabaña	21,202.4	535,436	2.85%	7,144.8	6,323.9	10,229.5	3	3,905.7	-	-
Inversiones Extrucol S.A.	77.2	315,420	20.00%	-	62.5	711.7	3	649.3	-	-
Jardin Plaza S.A.	50.0	888,000	17.76%	-	10,031.1	5,851.0		-	-	-
Leasing de Occidente S.A.	63,992.3	289,511,268	45.24%	18,663.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (1)	964.8	91,177,928	94.50%	23,959.7	27,552.5	46,794.3	2	19,241.9	-	-
Lloreda S.A.	74,647.0	419,990,393	56.26%	65,955.6	131,324.0	65,637.1	3	-	32,572.4	98,751.6
Metrex S.A.	4,000.0	321,782	10.11%	-	249.3	976.8	3	-	-	91.0
Organización Pajonales S.A	558.4	1,060,813	94.99%	-	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energia S.A.	152.8	145,150,846	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	10	-	-	257.3

	December 2006									
	Social Capital	No. of Shares	Participation %	Acquisition Cost	Adjusted cost	Market value	(*)	Valorisation	Devalorisation	Provisión
Pizano S.A.	648.0	16,540,378	25.52%	24,567.9	21,965.5	41,841.7	4	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	19,331.8	1,054,175,677	54.53%	17,005.5	12,665.8	25,887.7	2	13,221.8	-	-
Proinversiones S.A.	144.9	437,266	3.02%	-	9.6	117.7	4	-	-	3.8
Promisión Celular S.A. Promicel	28,121.0	4,680,420	16.64%	5,642.5	4,803.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	14,354.0	43,289,334	3.03%	390.8	939.1	1,190.5	4	-		358.1
Promotora Inmobiliaria La Esperanza S.A.	6,212.5	11,089,059	55.51%	6,739.8	5,857.0	3,906.7	3	-	1,950.4	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	379.7	285,998,636	75.33%	10,028.6	8,796.9	14,032.6	3	-	1,667.4	2,578.3
Proyectos de Infraestructura S.A.	46,229.4	35,272,179	88.25%	26,795.0	89,359.7	108,393.4	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	167,800.0	17,955	10.70%	3,165.3	3,177.2	4,304.8	6	1,127.7	-	-
Sociedad de Inversiones en Energía S.A.	151,213.7	14,485,627	10.31%	21,174.6	18,985.4	36,525.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	350.0	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	9,267.4	18,534,891	20.00%	3,705.6	4,023.3	7,887.0	6	3,863.7	-	-
Tejidos Sintéticos de Colombia S.A.	6,305.6	48,303,700	94.99%	11,619.7	15,133.1	18,529.4	3	3,396.4	-	-
Textiles el Espinal S.A.	452.3	7,107,259	8.56%	-	2,399.1	3,486.1	7	1,087.0	-	-
Valle Bursátiles	402.8	134,277	1.33%	8.0	4.5	9.6	3	5.1	-	-
Valora S.A.	14,428.5	136,998,310	94.95%	22,110.9	19,247.9	21,854.9	3	2,607.1	-	-
Valores de Occidente S. A.	1,420.8	696,224	48.99%	1,265.8	1,435.4	2,161.7	2	726.3	-	-
Valores Diaco S.A.	1,344.6	1,971,995	0.14%	106.9	48.2	145.6	2	97.4	-	-
Ventas y Servicios S. A.	324.6	64,599	19.90%	232.6	219.8	368.8	3	149.2	-	-
Investments General Provision (2)								-	-	999.5
					$ 857,222.80			$ 312,211.8	$ 49,127.5	$ 126,874.9

(1) Former Casa de Bolsa S.A. , Fiduciaria del Valle S.A., Leasing del Valle S.A.

(2) Provision to cover future risks

(*) Corresponds to the dates of the certificates used for the valuation of the investments based on equity variations

(1) Equity Value as of December 26 and 19, 2006
(2) Equity Value as of November 30, 2006
(3) Equity Value as of October 31st, 2006
(4) Equity Value as of September 30th, 2006
(5) Equity Value as of August 31st, 2006
(6) Equity Value as of July 31st, 2006
(7) Equity Value as of June 30th, 2006
(8) Equity Value as of May 31st, 2006
(9) Equity Value as of November 30th, 2005
(10) Equity Value as of December 31st, 1996

Organización Pajonales S.A.

(e) On December 5th, 2006, Superintendence of Corporations authorised the statutory reform consisting of the merger of the companies denominated Compañía Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., on which the first company shall the absorbing company, and the others the absorbed ones. This economic fact generated no significant variations in the portfolio of the Corporation, with the effect of a decrease in the appreciations for the sum of $2 422.0

Proyectos de Energía S.A.

(g) On December 29th 2006 public deed No. 5111 of Notaria Treinta y Seis de Bogotá (Notary' Office Thirty Six of Bogotá) was recorded, executed on December 26th, whereby the company Central Hidroeléctrica Betania S.A. E.S.P is split off consequently by the effect of the split-off, Proyectos de Energía S.A becomes to be the owner of 3.271.505 shares of Empresa de Energía de Bogotá S.A. E.S.P and the Electrical Sub-Station. This economic fact generated no variation in the financial statements of the Corporation.

With High and Medium Marketability

	December 2006					
	Social Capital	No. of Shares	Particip. %	Acquisition Cost	Value in Stock Exchange	Market Value
With Medium Marketability in the Stock Exchange						
Promigas S.A.(*)	13,198.5	19,123.532	14.37	$ 480,780.9	27,030.63	$ 516,921.1
With high Marketability in the Stock Exchange						
Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	6.96	21,012.6
				$ 485,007.5		$ 537,933.7
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVAILABLE FOR SALE **$1,396,503.8**

(*) For October 2006, Promigas moved from medium to low marketability in the Stock Exchange; therefoı Corporation entered the revenue that was recorded in equity as non realised (undistributed) profits for the s $504.491.0, in conformity with the provisions of letter d. numeral 6.2.1 of chapter I of External Letter 10 December 26th, 2006, 13.211.427 Promigas S.A. shares were sold to the company Prisma Energy Interna Inc., equivalent to 9.94% of the social capital, at a price of $27.000 pesos per share, through an auction ope organised by Bolsa de Valores de Colombia S.A (Colombia Stock Exchange), that generated a profit of $24,! In conformity with article 1° of decree 2336 of 1995 income generated by the application of special valı systems that has not been caused fiscally must be taken to a reserve, the value to be constituted on profi fiscally realised (distributed) of Promigas S. A amounts the sum of $241.661.7

Investment Available for sale Participative Securities with Low or Minimum Marketability in the Stock Exchange

	June 2006									
	Equity Value	No. of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market value	(*)	Valorization	Devalorisation	Provision
Aerocali S.A.	7,103.)	126,654	33.33%	2,258.5	3,356.8	2,367.4	2	-	-	3,356.8
Agrotimbio S A	2,326.1	547,005	25.38%	1,398.6	1,318 0	590 6	5	-	-	1,318 0
Alimentos derivados de la Caña	-	52,000	0.31%	-	26.1	-		-	-	-
Aquacultivos del Caribe S. A.	10,456.)	106,000	5.47%	658.8	477 4	541.4	3	64.1	-	-
AV Villas (Ordinary Shares)	441,422.1	11	0.00%	-	-	-	1	-	-	-
AV Villas (Preferential Shares)	441,422.1	20,763	0.01%	27.5	85.5	40.8	1	-	-	44.9
Banco Corfivalle (Panama) S.A.	USD$6,172.821 5	6,019,000	100.00%	-	15,523.5	15,920.2	2	396.7	-	-
Bladex S.A.		2,070	0 00%	-	53.1	68.9	1	35.8	-	-
C.I. Yumbo S.A.	22,308 2	11,001	0.10%	12.7	11.3	21.7	3	10 4	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	-	782.3	-		-	-	782.3
Casa de Bolsa Corficolombiana S.A.	7,169)	683,575	94.50%	1,017.2	4,051.1	6,882.5	1	2831.5	-	-
Centro Motor S. A.	3,505)	16,334	10.62%	257 0	362.8	372 2	2	-	-	10.7
CIA. Agrop.Ind.Pajonales S.A	53,388 I	636,160	94.51%	47,692.8	22,065.4	50,082.3	1	28,017.0	-	-
Colmotores S.A.	430,368 5	38,496	0.12%	246 3	78.9	505 6	3	426.7	-	-
Colombiana de Extrusión S.A. Extrucol	18,284 3	315,420	20.00%	2,526 0	1,847.3	3,657 0	1	1809.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	28,958)	1,964,422	99.99%	16,836.1	20,437.2	28,957.9	1	8,520.7	-	-
Colombina S.A.	241,530 9	32,683,321	7.59%	10,184.1	14,823.6	18,330.1	3	3,506.5	-	-
Compañía Aguas de Colombia	5,031 2	560,000	20.00%	446.4	1,096.7	1,006 7	1	-	90 0	841.0
Concesionaria Tibitoc S.A.	43,780)	9,086,933	33.33%	11,959.1	9,822.7	14,593.3	3	4,770.6	-	-
Corporación Andina de Fomento		11	0.00%	287.2	225.7	357.5	3	131.8	-	-
Coviandes S.A.	106,659 1	68,002	0.25%	237.4	92.8	269.7	2	176 9	-	-
Deposito Central de Valores-Deceval	41,529 1	15,953	3.67%	822.1	1,177 4	1,525 6	1	348.2	-	-
Desmontadora del Norte de Tolima	10,057 8	135,356	54.14%	7,632.4	926.3	5,546.5	1	4,620 2	-	-
Enka de Colombia S.A.	369,279 9	20,734,072	0.35%	1,721.8	2,205 4	1,291.7	2	-	430 0	1,172.2
Estudios Proyectos e Inversiones de los Andes S. A.	100,817 9	31,665,997	94 67%	52,437.5	40,980.3	95,650 6	1	54,670.3	-	-
Eternit Colombiana S. A.	35,818 8	99,850	0.26%	138.8	69 6	92.0	3	22.4	-	-
Fiduciaria Corficolombiana S.A.	25,294 1	16,562,232	94.50%	16,694.2	16,340.7	23,902.9	1	7,562.3	-	-
Fiduciaria Occidente S. A.	42,569 4	562,169	4.99%	756.3	1,483 8	2,231.9	1	748 1	-	-
Frigoríficos Colombianos S.A.	3,855 0	22,401,139	45.16%	2,918.7	3,094.7	1,741 0	3	-	1,353.7	-
Futbolred.com S.A.	-2,975 3	120,000	0.00%	-	361 6	-	7	-	-	361 6
Gas Natural S.A. E.S.P.	-	621,866	1.75%	-	28,873 5	-		-	-	-
Gasoducto del Tolima S.A.	8,553 7	230,711	5.60%	-	305.7	496 0	5	182.1	-	-
General de Inversiones S.A.	1 1	1,890	94.50%	-	1.9	-	-	-	-	-
Hoteles Estelar de Colombia S A.	122,515 4	24,286,705	84.91%	69,052.1	40,924.5	104,031.1	1	63,106 6	-	-
Huevos Oro Ltda.	10,721 7	1,133,593	99.99%	11,283.5	11,197 4	9,243 8	1	-	1,163.1	2,043.1
IBC Solutions	USD$1,600 3	2,668,025	37.50%	3,490 0	6,881.1	1,547.5	3	-	5,333 5	-
Inducarbón	609 4	2,528	0.09%	-	1.1	0.5	6	-	-	1.1
Industria Colombo Andina-Inca S A.	15,483 5	1,985,607	0 67%	44.3	72.1	68.9	3	-	-	45 5
Industrias Lehner S.A.	11,510 0	17,911,269	48 04%	7,851.5	9,972.0	3,838 2	1	-	166.1	4,271.3
Ingenio la Cabaña	343,915 6	535,436	2 53%	7,144.8	6,323.9	9,802.8	5	3,479.0	-	-
Inversiones Holguin Hurtado S A	44,683 7	500,743	4 22%	2,311.4	3,122.0	1,890 2	1	-	422.0	1,506.2
Jardin Plaza S.A.	-	868,000	13.00%	-	10,031.1	-		-	-	-
Leasing de Occidente S.A.	108,815 5	252,872,802	45 24%	18,663.9	42,210.1	49,229.3	1	7,019 2	-	-
Leasing Corficolombiana S.A.	46,269 9	86,269,744	94 50%	23,959.7	25,000.2	43,743.9	1	18,743.7	-	-
Lloreda S.A.	110,169.1	419,990,393	56 26%	65,955.6	131,324.0	61,966.4	1	-	32,572.4	69,983.1
Mayaguez S.A	211,967 4	282,384	0 58%	728.4	683.9	1,221.0	3	537.1	-	
Metrex S.A.	8,192 8	321,782	10.11%	-	249.3	828.6	1	-	-	91.0
Molino Pajonales	9,401.8	28,754	92 65%	6,251.8	1,812 9	8,729 9	1	6,917.0	-	-
N. Hurtado 6 CIA S.A.	65,076.9	2,384,953	8.98%	4,132.1	3,414.3	5,990.3	1	-	-	935.0
Proyectos de Energía S.A.	-	146,949,666	96.18%	129,169 2	164,503.2	-	3	26,747.3	-	-
Petróleos Colombianos Limited	-	17,107	0 05%	111.4	127.9	6.1	5	-	-	127.9
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	8	-	-	257.3
Pizano S.A.	146,433.0	16,540,378	25.52%	24,567.9	21,965.5	30,677 4	1	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	45,656.4	1,054,175,677	54.53%	17,005.5	12,665.8	24,899.6	1	12,233.9	-	-
Proinversiones S.A.	3,621.3	437,266	3.02%	-	9.6	109.6	1	-	-	3.8
Promisión Celular S.A. Promicel	15,101.0	4,680,420	16.64%	5,642.5	4,803.8	2,513 3	3	-	2,290 5	-
Promotora de Inversiones Ruitoque S. A.	37,832.1	43,289,334	3.03%	390.8	939.1	1,069 9	3	-	-	358.1
Promotora Inmobiliaria La Esperanza S.A.	6,654.3	11,089,059	55.51%	6,739.8	5,857 0	3,693.9	3	-	2,163.3	2,666.3
Promotora y Comercializadora Turística Santamar S A.	18,356.9	285,998,636	75.33%	10,028.6	8,796.9	7,074.3	1	-	1,722.6	2,578.3
Proyectos de Infraestructura S A.	120,031.6	35,272,379	88.25%	28,795.0	89,359.7	105,928.3	1	16,568.6	-	-
Proyectos Energéticos del Cauca S.A.	38,913.3	17,955	10.70%	3,165.3	3,177.2	4,163.7	5	986.6	-	-
Sociedad de Inversiones en Energía S.A.	362,962.3	14,483,115	10.31%	21,174.6	18,985.4	37,656.5	5	18,671.1	-	-
Sociedad Hotelera Cien Internacional S.A.	15,907.7	133,393	0.39%	60.9	58 4	62.5	3	2 4	-	-
Sociedad Transportadora de Gas del Oriente S.A.	38,720.8	18,534,891	20.00%	3,705 6	4,023 3	7,744.2	1	3,721.0	-	-
Tejidos Sintéticos de Colombia S.A.	19,022.5	48,303,700	94.99%	11,619.7	15,133.1	18,076 2	1	2,943.1	-	-
Textiles el Espinal S.A.	40,555 6	7,107,259	8.56%	-	2,399.1	3,470 8	3	1,071 6	-	-
Valle Bursátiles	681.7	134,277	1.33%	8 0	4.5	9 2	1	4.7	-	-
Valora S.A.	94,381.6	136,998,310	94.95%	22,110.9	19,247.9	20,788.1	3	-	-	1,559.1
Valores Cineco S.A	66,701.6	73,639,104	2.85%	-	1,138 6	1,899.9	3	761.3	-	-
Valores de Occidente S. A.	4,231.0	696,224	48.99%	1,265.8	1,435 4	2,075.1	1	639.7	-	-
Valores Diaco S.A.	94,381.6	38,299,296	2.85%	2,076.3	936.3	2,783.2	1	1,846.9	-	-
Ventas y Servicios S A.	1,741.0	64,599	19.90%	232 6	219 8	348.9	4	127.3	-	-
					$ 861,643.8			$ 304,960.1	$ 47,707.2	$ 100,753.9

(*) Corresponds to the dates of the certificates used for the valuation of the investments for equity variations.

(1) Value equity as of May 31st, 2006
(2) Value equity as of April 30th, 2006
(3) Value equity as of March 31st, 2006
(4) Value equity as of February 28th, 2006
(5) Value equity as of December 31st, 2005
(6) Value equity as of November 30th, 2005
(7) Value equity as of June 30th, 2005
(8) Value equity as of December 31st, 1996

With High and Medium Marketability in the Stock

		Social Capital	No. of Shares	Partic %	Acquisition Cost	Value (*) In Stock Ex	Market Value
		June 2006					
With Medium Marketability in the Stock Exchange							
Promigás S.A. (+)	$	13,198.5	32,334,959	24,31	$ 308,435.8	23,734.95	$ 767,468.7
Tablemac S.A.		20,543.0	3,019,057,079	15.08	4,226.6	2,60	7,849.5
					$ 312,661.4		$ 775,318.2
OTHER SECURITIES							
Fiducolombia/FCEC hidrocarburos (1)							$ 1,532.8
Fibratolima							1,347.3
							$ 2,880.1

TOTAL INVESTMENT AVAILABLE FOR SALE **$ 1,639,842.1**

(1) Investment in Fiduccolombi/FCEC Hidrocarburos, was re-rated to negotiable investments In October, 2006.

There are no economic or legal restrictions on the Investments.

The Corporation evaluated under credit risks all investments in joint/participative securities, except investments made in securities rated by Superintendence of Finance as of high and medium negotiability in the Stock Exchange. The result was as follows:

	Rating		Provision for Credit Risk	
	December 2006	June 2006	December 2006	June 2006
Aerocali S.A.	D	D	$ 3,356.8	$ 3,356.8
Agrotimbío S.A.	E	E	1,318.0	1,318.0
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	A	A	-	-
Cia. Agrop. Ind. Pajonales S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporation Andina de Fomento	A	A	-	-

	December 2006	June 2006	December 2006	June 2006
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Desmotadora del Norte del Tolima S.A.	-	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	B	B	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	A	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	B	4,331.7	2,043.1
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	45.5	45.5
Industrias Lehner S.A.	B	C	2,373.6	4,271.3
Ingenio la Cabaña	A	A	-	-
Inversiones Holguin Hurtado S.A.	-	C	-	695.6
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A.	E	C	98,751.6	69,983.1
Mayagüez S.A.	A	A	-	-
Metrex S.A.	B	B	91.0	91.0
Molino Pajonales	-	A	-	-
Organización Pajonales S.A.	A	-	-	-
N. Hurtado & Cía. S.A.	-	C	-	935.0
Pesa S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	111.1	127.9
Petróleos Nacionales S.A.	E	E	257.3	-
Pizano S.A.	C	C	6,439.3	6,439.3
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,578.3	2,578.3
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	B	-	1,559.1
Valores Cineco S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$ 125,357.1	$ 99,146.9
Fibratolima Mixed Securities Provision			1,347.3	1,347.3
Debt Securities Provision			8,018.5	8,451.9
Joint/participative Securities Market Risk Provision			518,3	1,607.0
Investment General Provision			999.5	-
TOTAL PROVISIONS			$ 136,240.7	$ 110,553.1

Investment Provision

	December 2006	June 2006
Initial Balance	$ 110,553.1	$ 135,847.4
Plus:		
Provision ch:irged to expenses of the company year (exercise) (1)	32,763.0	797.8
Adjustment in change	-	13.3
	143,316.1	136,658.5
Minus:		
Provision restitutions	4,618.2	6,707.6
Use in sale of investments	2,441.1	-
Adjustment in change	16.1	-
Sanctions (2)	-	19,397.8
Final balance	$ 136,240.7	$ 110,553.1

(1) During the second semester of 2006, an investment general provision was constituted for future risks for the sum of $999.5

(2) In accordance with Act Nc 1566 of March 13th, 2006 of the Board of Directors, investment in C.I. INTERCONTEX was sanctioned.

Maturity of the investments is as follows:

PORTFOLIO JUNIE 30TH 2006

CONSOLIDATED PORTFOLIO	1 MONTH	1 to 2 MONTHS	2 to 3 MONTHS	3 to 6 MONTHS	6 to 12 MONTHS	> 12 MONTHS	General Total
Negotiable	107,784	5,706	2,255	11,609	29,752	548,532	705,638
Available	-	-	-	-	-	261,734	261,734
At maturity	17	5,083	-	17,920	4,405	47,671	75,095
General Total	107,801	10,790	2,265	29,499	34,266	857,936	1,042,467

FORWARD CONSOLIDATED SECURITIES PURCHASE	1 MONTH	1 to 2 MONTHS	2 to 3 MONTHS	3 to 6 MONTHS	6 to 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	86,598	126,838	-	-	-	-	213,437
OBLIGATIION	-86,596	-126,932	-	-	-	-	-213,528
TOTAL	2	-94	-	-	-	-	-92

FORWARD COSOLIDATED TITLE SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO12 MONTHS	> 12 MONTHS	General Total
RIGHTS	247,661.5	141,663.1	-	-	-	-	389,324.6
OBLIGATION	-249,769.9	-142,548.7	-	-	-	-	-392,318.5
TOTAL	-2,108.4	-885.5	-	-	-	-	-2,993.9

FORWARD PURCHASE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	1,108,710.9	149,228.1	44,775.8	65,084 8	-	-	1,367,799.6
OBLIGATION	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5	-	-	-1,397,369 2
TOTAL	-21,517.1	-3,350.8	-1,849.9	-2,851.8	-	-	-29,569.7

FORWARD FOREIGN CURRECNY SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO12 MONTHS	> 12 MONTHS	General Total
RIGHTS	903,332.4	233,362.8	103,601.0	267,461.3	250,741.5	749.3	1,759,248.3
OBLIGATION	-859,212.1	-220,123.6	-98,615 8	-244,079.7	-237,021.7	-727.4	-1,659,760.3

TOTAL	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468

PORTFOLIO JUNE 30TH 2006

PORTAFOLIO CONSOLIDADO	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
Negotiable	157,169	10,399	52,517	20,842	13,378	194,283	448,588
Available	-	-	-	-	-	318,169	318,169
At maturity	6,324	406	538	8,339	31,498	46,949	94,053
General Total	163,493	10,805	53,054	29,181	44,876	559,401	860,809

FORWARD CONSOLIDATED TITLE PURCHASE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	90,249	8,757	-	-	-	2,928	101,935
OBLIGATION	-89,999	-8,716	-	-	-	-2,917	-101,632
TOTAL	250	41	-	-	-	11	303

FORWARD CONSOLIDATED TITLE SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	213,608.6	-	-	-	4,699.4	-	218,308.0
OBLIGATION	-212,129.1	-	-	-	-4,415.1	-	-216,544.2
TOTAL	1,479.5	-	-	-	284.3	-	1,763.8

FORWARD PURCHASE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
DERECHOS	664,310.9	206,023.7	30,387.5	180,956.1	12,895.1	-	1,094,573.3
OBLIGACION	-653,411.4	-195,786.4	-28,155.5	-164,705.8	-12,226.3	-	-1,054,285.4
TOTAL	10,899.5	10,237.3	2,232.1	16,250.3	668.8	-	40,288.0

FORWARD SALE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	671,319.4	754.6	232,892.9	175,879.2	134,335.6	90,033.6	1,305,215.2
OBLIGATION	-686,941.0	-836.9	-237,764.3	-177,618.9	-140,440.3	-89,529.7	-1,333,131.1
TOTAL	-15,621.6	-82.3	-4,871.5	-1,739.7	-6,104.7	503.8	-27,915.9

(8) Loan portfolio

Loan portfolio corresponded to commercial in force – other guaranties for the sum of \$47,388.2 and \$56,787.7 as of December 31st and June 30th, 2006.

The following is the portfolio detail by geographic zone:

	December 2006		June 2006	
City	Balance	Particip%	Balance	Particip %
Bogotá	\$ 2,648.6	5.6	\$ 3,429.6	6.3
Cali	44,419.5	93.7	52,073.8	91.7
Medellín	137.5	0.3	1,116.7	1.9
Barranquilla	182.6	0.4	167.6	0.1
Total	\$ 47,388.2		\$ 56,787.7	

The following is the portfolio detail by economic destination:

	December 2006 Balance	December 2006 % Particip	June 2006 Balance	June 2006 % Particip
Manufacture of textile products, garments, leather and its products	$ 137.5	0.29%	$ 1,116.7	1.9%
Manufacture of paper and its products, printers and publishing companies	-	-	295.4	0.5%
Services provided to Companies	44,519.5	93.74%	51,799.9	91.2%
Wholesale and retail trade	1,915.8	4.04%	3,575.7	6.4%
Health, teaching, entertainment and culture services	915.4	1.93%	-	-
	$ 47,388.2		$ 56,787.7	

As of June 30th, 2006 commercial portfolio and interest were sanctioned by $ 34,644.6

As of December 31st and June 30th, 2006 the Corporation evaluated 100% of credit, interest and other concepts portfolio. The following is the result of the rating:

December 2006

	Capital	Interest	Other Concep.	Total	Guaranty	Provision Capital	Provision Interest and others	Total Provision
Other Guaranties Commercial								
A - Normal	$ 47,388.2	19.3	26,961.7	$ 74,369.2	$ 169.006	8,833.3	-	8,833.3
B - Acceptable	-	-	5.9	5.9	-	-	-	-
C - Appreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significant	-	-	95.1	95.1	-	-	95.0	95.0
E - Unrecoverable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$ 169.006	8,833.3	704.6	9,537.9
General Provision						473.9		
	$ 47,388.2	19.3	27,672.3	$ 75,079.8		9,307.2	704.6	9,537.9

June 2006

	Capital	Interest	Other Concep.	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other Guaranties Commercial								
A - Normal	$ 56,787.7	19.3	19,312.1	$ 76,119.1	-	8,829.4	5.3	8,834.7
B - Acceptable	-	-	468.1	468.1	-	-	6.2	6.2
C - Appreciable	-	-	105.4	105.4	-	-	97.1	97.1
D - Significant	-	-	15.7	15.7	-	-	15.7	15.7
E - Unrecoverable	-	-	171.2	171.2	-	-	171.2	171.2
	56,787.7	19.3	20,072.5	76,879.5	-	8,829.4	295.5	9,124.9
General Provision						522.3	-	522.3
	$ 56,787.7	19.3	20,072.5	$ 76,879.5	-	9,351.7	295.5	9,647.2

Provision for Loan portfolio

	December 2006	June 2006
Initial Balance	$ 9,351.7	$ 134,643.9
Plus:		
Provision charged to expenses	25.5	4,579.2
	9,377.2	139,223.1
Minus:		
Provision reimbursements taken to commercial income	70.0	24,980.1
Penalised loans commercial	-	32,375.6
Provisions transferred to equities	-	72,515.7

Final Balance	$	9,307.2	9,351.7
TOTAL LOAN PORTFOLIO	$	38,081.0	$ 47,436.0

(9) Acceptances and Derivatives

Bank Acceptances	$	-	$ 1,369.0
Rights cash operations		106,194.9	223,496.3
Obligations cash operations		(106,194.3)	(223,555.6)

		December 2006	June 2006
Forward operation Rights	$	3,585,275.3	$ 2,466,353.8
Forward obligation operations		(3,518,463.1)	(2,451,856.0)
Future Sale Rights		38,338.8	30,181.0
Future Sale Obligations		(38,338.8)	(30,181.0)
Swaps Rights		3,347.8	5,097.1
Swaps Obligations		(2,923.5)	(5,003.6)
Profit (loss) Call on foreign exchange		-	(1,505.0)
	$	67,237.1	$ 14,396.0

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign cunency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-products, when the market situation is worth it.

List of average comparative balances on obligations, rights, profit and loss

	Dec-06				Jun-06			
	Sale	Variation %	Purchase	Variation%	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	1,795,682.0	38.34%	1,598,963.4	23.88%	1,298,001.1	-13.67%	1,290,743.6	-9.52%
Securities	316,088.0	15.10%	220,405.3	22.89%	274,632.2	56.76%	179,344.8	3.01%
	2,111,770.0		1,819,368.7		1,572,633.3		1,470,088.4	
Obligations								
Foreign currency	1,742,636.1	32.21%	1,614,280.8	27.75%	1,318,117.8	-9.84%	1,263,654.5	-12.53%
Securities	317,724.5	15.84%	220,569.2	23.94%	274,741.6	55.84%	177,964.2	2.81%
	2,060,360.6		1,834,850.0		1,592,859.2		1,441,618.7	
	Profit		Loss		Profit		Loss	
Average Monthly Result	19,862.0	235.16%	9,853.0	100.00%	5,926.1	22.91%	0.3	99.99%

Minimum and maximum terms oscillated between 2 and 365 days during corporate years ending on December 31st and June 30th 2006.

There were no limitations or restrictions of any type for the execution of these contracts.

(10) Accounts Receivable

Interest

Loan portfolio	$	19.3	$	19.3
Other:				
Inter-bank Funds so d		4.7		4.4
Loans to employees		29.1		30.5
Various		2,216.8		1,607.6
	$	2,269.9		1,661.8

Other

		December 2006	June 2006
Dividends and part cipations	$	5,521.8	10,629.5
Leasings		353.4	380.1
Sale of goods and services		21,099.5	15,963.0
Payments on account of clients		185.5	852.3
Prepayments contracts and suppliers		1,777.9	687.8
Advances to personnel		53.7	303.7
Sale tax to be paid		2,389.2	1,196.8
Various (1)		10,031.7	16,645.1
	$	41,412.7	46,658.3

(1) This item included, among others:

- As of December 31st, 2006: Accounts receivable for assignment of rights of Proyectos de Energía income for the sum of $4,756, Accounts receivable for Non Delevey liquidity operations with fulfilment date January 2nd, 2007 corresponding to the following clients: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 and Citibak $192.6. Accounts receivable for operations with C.I. Intercontex to Patrimonios autónomos Carsa S.A. administered by Fiduciaria Corficolombiana for $212.5.
- As of June 30th 2006: Output/return acknowledgement on risk capital brought by the partners to Concesionaria (Hatovial), in conformity with the concession agreement for the sum of $6,196.0. Account receivable for Non Delevey liquidity operations with maturity date July 4th, corresponding to the following clients: Valores Bavaria S.A. $ 6,360.0, Fondo de pensiones Santander $1,025.7, Pensiones y Cesantías Santander $199.2, FID-Colpatria Reconversión Administrativa de Lloreda $103.2, C.I. Banacol S.A. $85.5, Comercializadora Santander $77.0, C.I. Hosa Ltda.. $64.6 and Others for $ 28[illegible].0.

Provision for Accounts Receivable

Initial Balance	$	1,904.6	$	3,751.1
Plus:				
Provision charged to commercial operation expenses		824.3		561.6
		2,728.9		4,312.7
Minus:				
Commercial provision Reimbursements		614.6		574.7
Provision assigned to patrimonies		-		1,174.5
Accounts receivable commercial penalised		495.7		658.9
	$	1,618.6	$	1,904.6

(11) Realizable Goods and Goods and received as dation in payment

Description	Adjusted Cost	Provision	Value in Books	Coverage Percentage Provision	Average Time tenancy
		December 2006			
Real Estate:	$ 51,349.3	40,007.3	11,342.0	77.9%	83
Movables :					
Machinery	77.5	77.5	-	100.0%	50
Shares	69.8	69.8	-	100.0%	3
Other Securities	2,382.9	2,382.9	-	100.0%	39
Subtotal Real Estate	2,530.2	2,530.2	-		
Total	$ 53,879.5	42,537.5	11,342.0		

Description	Adjusted Cost	Provision	Value in Books	Coverage Percentage Provision	Average Time tenancy
		June 2006			
Real Estate	$ 64,472.8	49,136.6	15,336.2	76.2%	77
Rights in Trusts(*)	15,605.9	12,221.5	3,284.4	78.3%	
Movables					
Machinery	86.1	86.1	-	100.0%	44
Other Securities	1,784.6	1,784.6	-	100.0%	32
Subtotal Real Estate	1,870.7	1,870.7	-	100.0%	
Total	$ 81,949.4	63,228.8	18,720.6		

(*) Reclassified to rights in Trusts other assets note 13.

Goods not used in the social purpose

	December 2006	June 2006
Land	$ 10.1	$ 10.1
Buildings	400.0	400.0
	$ 410.1	410.1
Depreciation	(163.8)	$ (155.4)

The Management considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation takes the necessary steps for the realization of these goods within the terms established by Superintendence of Finance. In general terms, goods are in good condition, for those suffering wear and tear, the necessary provisions have been constituted.

The Corporation has appraisals and insurance policies for all its goods.

Provision for Goods Received in Payment

Initial Balance	$ 63,228.8	$ 76,814.9
Plus:		
Provision charged to expenses of the period	1,435.3	2,015.8
	64,664.1	78,830.7
Minus:		
Provision reimbursements	-	395.7
Use sale goods received in payment	9,769.3	15,206.2
Reclassification provision to rights in BRDPS trusts	12,357.3	-
	$ 42,537.5	$ 63,228.8

(12) **Properties and Equipment**

	December 2006	June 2006
Land	$ 4,393.2	$ 4,414.0
Buildings	18,289.1	19,880.2
Equipment, furniture and fixtures	8,934.6	8,803.7
Computers	9,201.9	9,291.1
Vehicles	905.7	437.6
	41,724.5	42,826.6
Depreciations		
Buildings	(9,612.1)	(10,495.8)
Equipment, furniture and fixtures	(7,762.5)	(7,640.4)
Computers	(8,795.7)	(8,785.5)
Vehicles	(251.4)	(263.0)
	26,421.7	(27,184.7)
Total ownership plant and equipment	$ 15,302.8	$ 15,641.9
Appreciations	17,689.7	21,136.9
	$ 17,689.7	$ 21,136.9

Total depreciation recorded to expenditure during the second and first semesters of 2006 was of $878.6 and $812.7 respectively.

The Corporation has maintained necessary measures for the conservation and protection of its assets. As of December 31st and June 30th 2006 insurance policies existed to cover subtraction, fire, earthquake, riot, mutiny, explosion, volcano eruption, low tension, landed properties, loss or damage to offices and vehicles.

Based on appraisals made between December 2003 and September 2006. There are no mortgages or ownership reserve on the goods, nor have they been assigned in collateral.

(13) **Other Assets**

Permanent Contributions

As of December 30th and June 30th 2006 permanent contributions existed in social clubs for the sum of $83.2.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on

	December 2006	Amortisation	Charges	June 2006
Early Expenses				
Interest	$ 0.5	174.3	1.0	$ 173.8
Insurance	456.0	3,279.9	3,678.2	57.7
Maintenance of Software	5.2	11.9	1.7	15.4
Commissions paid for by-products	494.0	964.5	1,312.6	145.9
Other	152.6	11,008.4	10,747.2	413.8
Deferred Charges:				
Organisation and pre-operatives	83.2	105.4	93.2	95.4
Refurbishing	-	1,279.6	82.8	1,196.8
Studies and Projects	111.9	55.9	-	167.8
Software	832.3	503.7	156.1	1,179.9
Office utensils and stationary	62.8	257.9	262.7	58.0
Improvements to properties in leasing	34.0	50.8	2.8	82.0
Publicity and advertising	707.8	457.7	1,165.5	-
Taxes	-	652.7	227.3	425.4
Contributions and memberships	-	1,235.9	1,188.6	47.3
Loss in investment valuation (*)	1,321.0	1,143.1	2,464.1	-
Other	184.1	1,230.3	1,384.3	30.1
	$ 4,445.4	22,412.0	22,768.1	$ 4,089.3

December 31st and June 30th, 2006 is as follows:

(*) Derived from updating of valuation margins according to resolution 1227 of July 14th, 2006. From the amount of $2,464.1to be deferred, as of December 31st 2006 the sum of $1,143.1 was amortised.

Other

	December 2006	June 2006
Credits to employees	$ 2,886.2	$ 3,527.1
Other credits employees	2.7	2.7
Deposits in warranty	25.7	51.8
Deposits in futures agreements	4,643.3	316.8
Art and cultural goods	252.9	252.9
Rights in trust (1)	58,182.9	45,462.1
Various	107.9	5,443.7
	$ 66,101.6	$ 55,057.1

(1) Rights in Trusts

Trust for real estate development	$ 41,771.7	$ 44,762.0
Portfolio administration Trust	354.5	354.5
Trust convertible goods and received in payment	15,711.1	-
Property and equipment trust	345.6	345.6

$	58,182.9	$ 45,462.1

Variation corresponds to re-classification in August 2006 of rights BRDPS trusts that were recorded in the account of goods received in payment $15,712.7

Rating of Credits to employees

The Corporation evaluated One Hundred per cent (100%) of the credit to employees; the rating result as of December 31st and June 30th 2006 is as follows:

		December 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
Rating Credit to employees						
A- Normal	$	2,357.1	8.3	2.365.4	-	3,403.0
D- Difficult collection		3.5	-	3.5	-	4.8
	$	2,360.6	8.3	2,368.9	-	3,407.8

Rating Credits to Ex-employees.

		December 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
A- Normal	$	320.4	2.0	322.4	-	542.7
B- Sub-normal		29.4	0.6	30.0	-	44.0
C- Deficient		2.1	-	2.1	-	4.3
D- Difficult collection		5.6	-	5.6	-	20.0
E- Non recoverable		168.1	18.1	186.2	157.8	158.4
	$	525.6	20.7	546.3	157.8	769.4

		June 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
Rating credit to employees						
A- Normal	$	2,890.4	8.7	2,899.1	-	2,890.4
D- Difficult collection		83.0	0.3	83.3	-	83.0
E- Non recoverable		0.4	-	0.4	-	0.4
	$	2,973.8	9.0	2,982.8	-	2,973.8

Rating credit to ex-employees.

	June 2006				
	Lodging Consumer	Interest	Total	Provision	Guarantees

A- Normal	$	357.4	2.5	359.9	-	357.4
B- Sub-normal		7.6	0.1	7.7	-	7.6
C- Deficient		18.8	0.7	19.5	1.5	18.8
D- Difficult collection		11.4	-	11.4	9.5	11.4
E- Non recoverable		158.1	18.1	176.2	132.1	158.1
	$	553.3	21.4	574.7	143.1	553.3

Provision Other Assets

	December 2006	June 2006
Initial balance	$ 11,038.4	$ 11,021.7
Plus:		
Provision charged to expenses of the corporate year (period)	47.8	23.6
Transfer provision of goods received in payment	12,357.3	-
	23,443.5	11,045.3
Minus:		
Reimbursement of provision	205.3	6.9
Use in sale rights trusts goods received in payment	0.7	-
Final balance	$ 23,237.5	$ 11,038.4

(14) Deposits and Current Liabilities

Term Certificates of Deposit:		
Issued at less than 6 months	$ 186,894.5	$ 192,578.8
Issued equal to 6 months and less than 12 months	271,862.5	280,545.5
Isued equal to or more than 12 months	393,762.8	345,332.8
	$ 852,519.8	$ 818,457.1
Savings accounts	145,147.8	113,997.6
Especial deposits	148.2	280.5
Banks and correspondents	2,794.8	4,032.8
Current liabilities bank services	1,392.1	1,789.9
	$ 1,002,002.9	$ 938,557.9

(15) Inter-bank Funds Purchased Repurchase Agreements

Investments Repurchase Commitments	$ 504,784.3	$ 593,739.7
Inter-bank Funds purchased	49,170.0	69,740.0
	$ 553,954.3	$ 663,479.7

Rates used in these operations during the second semester of 2006 oscillated between 7.89% and 3.09%; and in the first semester between 7.25% and 4.08%.

(16) Bank Credits and Other Financial Obligations

Bank credits and other financial obligations include balances with short and long

term maturities with a detail as follows:

		December 31st 2006					
		Capital	Interest	Effective interest Rate	Short Term	Medium Term	Total
Foreign Banks							
Dollars	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3
	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3

		June 30th 2006					
		Capital	Interest	Effective interest Rate	Short Term	Medium Term	Total
Foreign Banks							
Dollars	$	45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5
	$	45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5

(17) Accounts Payable

Other

		December 2006		June 2006
Taxes:				
Industry and trade	$	211.1	$	287.9
Stamp duties		4.8		75.0
Extra charges (surtaxes) and other		-		1,558.3
Leasings		658.3		267.3
Contribution on transactions		4.3		17.1
Promisor purchasers (1)		11,343.7		4,236.4
Suppliers		2,195.2		1,072.0
Withholdings and labour contributions		1,421.5		1,399.7
Drawn and not cashed cheques		243.0		229.8
Various (2)		4,610.3		16,422.2
	$	20,692.2	$	25,565.7

(1) As of December 31st, this item corresponded to: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañía Paez del Cauca $468.0, Alianza Fiduciaria $687.9, other $948.3. As of June 30th it corresponded to Fiduciaria de Occidente $217.9, Juan Pablo Vega $937.0, Fideicomiso Crecer $400.0, Ingenio la Cabaña $1,997.9, Industrias Eka Ltda. $185.0, Inmobiliaria CMB S.A. $176.3, Other $322.3

(2) As of December 31st this item corresponded mainly to accounts payable for operations currency desk $2,240.8, to Banco de Bogotá operations assignment assets and liabilities $1,295.0, to Valora $214.7 and Concecol $66.1. As of June 30th they corresponded to account payable for collections received by the Corporation from portfolio transferred to Banco de Bogota and Trusts $13,113.4 and accounts payable for currency desk operations $ 2,729.0

(18) Other Liabilities

Consolidated Labour Obligations

		December 2006		June 2006
Consolidated Severance	$	255.3	$	242.5
Interest on severance		0.2		14.5
Consolidated Vacations		1,107.7		1,215.7
Other social benefits		267.5		351.9
	$	1,630.7	$	1,824.6

Retirement Pensions

The actuarial calculation study is prepared in accordance with Decree 2783/01, taking into account a DANE Rate of 10.547% and a discount Rate of 16.532%.

A person (man) direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of actuarial calculation	$	1,192.2	$	1,156.0
Value pensions caused during the semester		112.3		96.0
Amortisation percentage		100%		100%

Early Income

Movement of early income for the semester ended on December 31st, 2006 is as follows:

		December 2006	Charges	payments		June 2006
Commissions	$	419.2	1,202.7	1,263.1		358.8
Other		4,628.4	9.3	-		4,637.7
	$	5,047.6	1,212.0	1,263.1	$	4,996.5

Other (deferred payments)

		December 2006	Charges	payments		June 2006
Profit in asset sale	$	1,434.6	2,604.9	3,259.9	$	779.6
Other deferred credits (1)		-	5,564.7	97.6		5,467.1
Profit for adjustment investment valuation (2)		27.2	23.7	50.9		
Difference in change pending to be done (3)		10,590.5	-	-		10,590.5

Other		5,470.9	-	-	5,470.9
	$	17,523.2	8,193.3	3,408.4	$ 22,308.1

(1) Acknowledgements of yield on risk capital brought in by the partners to Concesionaria (Hatovial), in conformity with the concession agreement. Payments were made semi-annually from December 15th 2004, and it was cancelled on October 17th, 2006.

(2) It corresponds to the adjustment and updating of valuation margins in accordance with resolution 1227 of July 2006. The amount to be deferred is $50.9, the value amortised from July 18th to December 31st 2006 was $23.7.

(3) It corresponds to income for difference in change generated in Pesa S.A credits.

(19) Estimated Liabilities and Provisions

		December 2006		June 2006
Labour obligations	$	864.3	$	-
Income tax and ICA		15,655.8		13,006.2
Penalties and sanctions litigations, indemnifications		643.2		643.2
Penalties and sanctions Superfinanciera		115.7		115.7
Various(1)		1,798.0		3,496.8
	$	19,077.0	$	17,261.9

(1) Includes provisions to cover expenses for public services and contingency claim pension bonuses 1.998.

(20) Social Capital

As of December 31st and June 30th 2006 authorised capital was of $1.600, represented in shares nominal value $10 Pesos each.

No. Preferential Shares	9,788,092	9,298.994
No. Ordinary Shares	144,209.142	137,000.767
Total issued and paid stock	153,997.234	146,299.761

Variation in the number of circulating shares/stock corresponds to capitalisation of the Equity Re-Appreciation account, on which 7.208.375 ordinary shares were issued and 489.098 preferential shares in September 14th, 2006, as it appears in the Assembly Record No.063.

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos. This dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

(21) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions shall constitute a legal reserve assigning ten per cent (10%) of net profits in each fiscal year (accounting period), up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not

distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of share dividends.

This reserve shall not be used for payment of dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of December 31st and June 30th, 2006 the legal reserve amounted to the sum of $460,145.8 and $382,257.6 respectively.

Statutory and Occasional Reserves

The following is a detail of statutory and occasional reserves as of December 31st and June 30th, 2006.

		December 2006	June 2006
Marketable investments valuation Reserve (1)	$	127,302.7	$ 126,178.8
Other reserves available for the assembly for future distribution		69,672.4	58,513.1
	$	196,975.1	$ 184,691.9

(1) According to legal provisions a reserve must be made for profit obtained by the application of especial investment valuation systems at market prices the revenue of which not been fiscally realised.

(22) Profits or Losses Not Realised in Investments

Participative Securities		
Promigas S.A.	$ 36,140.2	$ 459.032.9
Tablemac S.A.	16,785.9	3,622.8
	52,926.1	462,655.7
Debt Securities	(4,597.3)	(26,277.3)
	$ 48,328.8	$ 436,378.4

(23) Contingent Accounts

Creditors

Indorsement	$ 252.5	$ 252.5
Bank Collateral	47,835.7	36,480.7
Letters of Credit	-	26,742.0
Obligations in options	169,041.3	71,062.9
For litigations stipulated in legal currency (*)	47,084.7	47,006.7
Other contingencies	6,406.1	9,237.4
	$ 270,620.3	$ 190,782.2

(*) Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely in accordance with the concept of the legal area of the Corporation.

Debtors

Loan portfolio Interests	$ 30,819.2	$ 28,759.9
Rights in Options	169,030.3	69,580.8
Fiscal loss to be amortised	170,047.7	167,520.9
Excess ordinary liquid presumptive revenue	165,899.1	163,434.0
Other contingencies	2,006.2	1,945.3
	$ 537,802.5	$ 431,240.9

(24) Memorandum Account

Debtors

	December 2006	June 2006
Goods and securities given as guarantee	$ 266,162.8	$ 672,633.9
Appraisal of goods received in payment	5,758.1	7,275.3
Remittances and other effects sent for collection	51,006.3	58,788.7
Unpaid negotiated cheques	5,462.4	6,286.4
Penalised assets	218,656.8	230,315.7
Capitalised Interest past due loan portfolio	-	1,028.9
Unplaced investment securities	-	56,870.0
Amortised investment securities	-	375,701.0
Adjustment for asset inflation	95,661.1	98,206.0
Subscribed and paid in capital distribution	1,540.0	1,463.0
Accounts receivable, dividends decreed	326.1	808.5
Credits to parent company, affiliates and subsidiaries	44,419.5	51,800.0
Dividend rights in kind for re-appreciation	1,272.2	1,151.4
Fully depreciated properties and equipment	13,544.9	12,405.1
Fiscal value of assets(*)	5,044,724.4	5,044,724.4
Investment in Nation guaranteed securities	490,127.3	314,150.0
Securities accepted by credit establishments	114,809.1	96,433.4
Securities guaranteed by Banco de la República (Central Bank)	757.9	5,383.2
Held-to-maturity Securities	47,456.3	110,317.5
Securities available for sale - Debt	259,023.3	313,921.0
Reciprocal operations	166,888.0	106,617.0
Other	242,703.1	167,393.9
	$ 7,070,299.4	$ 7,733,674.3

(*) Correspond to the (not net worth) gross equity value as of December 31st, 2005

Creditors

Goods and services received in custody	$ 768.9	$ 88,477.8
Goods and securities received in guaranty for future loans	145,007.6	192,759.5
Collateral pending to be cancelled	92,675.8	102,049.6
Goods and securities received in collateral-suitable collateral	17,529.0	1,610,729.1
Collections received	1,673.9	1,928.3
Goods and securities received – Other collateral	169,088.5	169,149.1
Equity inflation adjustment	319,406.5	319,407.5
Fiscal monetary correction	12,670.5	12,597.3

Equity re-valorisation capitalisation	316,334.8	238,369.6
Yield investment negotiable debt securities	97,975.9	50,362.5
Anticipated yield of marketable investment debt securities	1,681.6	1,681.6
Dividends decreed marketable investments	3,576.0	3,406.3
Equity fiscal value	1,604,911.1	1,604,911.1
Commercial portfolio rating	72,920.1	76,638.9
Consumption portfolio rating	2,888.9	3,529.9
Reciprocal transactions	69,654.3	113,983.4
Other creditor memorandum accounts	2,413.5	2,413.4
	$ 2,931,177.0	$ 4,592,394.9

(25) Transactions conducted with Related Parties

Related parties are the main shareholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent five per cent (5%) of the technical equity are considered related parties. Also Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. Operations with Shareholders

	December 2006	June 2006
Available		
Banco de Bogotá S. A.	$ 72,343.7	$ 3,886.2
Banco de Occidente S. A.	11,125.3	15,649.0
Available Provision		
Banco de Occidente S. A.	140.1	-
Inter-bank Funds Purchased		
Banco de Occidente S. A.	-	10,000.0
Investments		
Banco de Bogotá S. A.	103.3	-
Banco de Occidente S. A.	6,853.3	6,179.9
Accounts Receivable		
Banco de Bogotá S. A.	748.7	352.0
Banco de Occidente S. A.	8.8	38.9
Deposits and Current Liabilities		
Banco de Occidente S. A.	-	9,354.5
Banks and Correspondants		
Banco de Occidente S. A.	-	2,190.6
Accounts Payable		
Banco de Bogotá S. A.	20,418.5	29,681.4
Banco de Occidente S. A.	6,808.9	6,525.3
Operational Revenue		
Banco de Bogotá S. A.	1,012.9	29,309.1

Banco de Occidente S. A.	1,194.6	315.2
Operational Expenses		
Banco de Bogotá S. A.	26.4	17,698.7
Banco de Occidente S. A.	1,090.8	458.9
Debtor Memorandum Accounts		
Banco de Bogotá S. A.	-	22,122.7
Banco de Occidente S. A.	84.8	84.8
Creditor Memorandum Accounts		
Banco de Occidente S. A.	351.0	1,813.0

b. Operations with Related Companies

	December 2006	June 2006
Investments		
Banco Corfivalle S. A. (Panamá)	$ 13,475.3	$ 15,523.5
Casa de Bolsa Corficolombiana S. A.	4,543.7	4,051.1
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Desmotadora del Norte del Tolima S. A.	-	926.3
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Fiduciaria Corficolombiana S. A.	16,340.7	16,340.7
Frigoríficos Colombianos S. A.	3,094.7	3,094.7
General de Inversiones S. A.	1.9	1.8
Hoteles Estelar S. A.	40,924.5	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Leasing Corficolombiana S. A.	27,552.6	25,000.2
Lloreda S. A.	131,324.0	131,324.0
Molino Pajonales S. A.	-	1,812.9
Organización Pajonales S. A.	24,757.9	22,065.4
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	9,346.5	9,334.4
Proyectos de Energía S. A.	162,489.5	164,503.2
Proyectos de Infraestructura S. A.	89,359.7	89,359.7
Tejidos Sintéticos de Colombia S. A.	15,133.1	15,133.1
Valle Bursátiles S. A.	4.5	4.5
Valora S. A.	19,247.9	19,247.9
Investments Provision		
Huevos Oro Ltda.	4,331.7	2,043.1
Lloreda S. A.	98,751.6	69,983.1
Promotora Inmobiliaria la Esperanza S. A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	2,836.6	2,824.6
Valora S. A.	-	1,559.1
Loan portfolio		
Proyectos de Energía S. A.	44,419.6	51,799.9
Loan portfolio Provision		
Proyectos de Energía S. A.	8,809.6	8,806.2

Accounts Receivable		
Banco Corfivalle S. A. (Panamá)	-	2.4
Casa de Bolsa Corficolombiana S. A.	-	2.4
Colombiana de Licitaciones y Concesiones Ltda.	2,061.8	-
Fiduciaria Corficolombiana S. A.	-	11.5
Frigoríficos Colombianos S. A.	8.1	-
Hoteles Estelar S. A.	854.4	2,547.4
Huevos Oro Ltda.	3.5	-
Leasing Corficolombiana S. A.	4.1	5.1
Lloreda S. A.	11.6	-
Organización Pajonales S. A.	11.6	-
Promotora y Comercializadora Turística Santamar S. A.	$ 2.8	$ 13.5

	December 2006	June 2006
Proyectos de Energía S. A.	$ 4,756.7	-
Proyectos de Infraestructura S. A.	13.5	-
Tejidos Sintéticos de Colombia S. A.	-	4.4
Valora S. A.	1,798.3	3.7
Accounts Receivable Provision		
Promotora y Comercializadora Turística Santamar S. A.	-	0.1
Valora S. A.	-	0.1
Dations in payment		
Lloreda S. A.	2,912.1	2,912.1
Provision Dations in payment		
Lloreda S. A.	2,329.7	2,329.7
Valorisations		
Banco Corfivalle S. A. (Panamá)	1,042.7	396.7
Casa de Bolsa Corficolombiana S. A.	2,511.5	2,831.5
Colombiana de Licitaciones y Concesiones Ltda.	9,459.9	8,520.7
Desmotadora del Norte del Tolima S. A.	-	4,620.2
Estudios, Proyectos e Inversiones de los Andes s.a.	43,447.9	54,670.3
Fiduciaria Corficolombiana S. A.	8,131.7	7,562.3
Hoteles Estelar S. A.	65,976.6	63,106.6
Leasing Corficolombiana S. A.	19,241.9	18,743.7
Molino Pajonales S. A.	-	6,917.0
Organización Pajonales S. A.	43,609.4	28,017.0
Plantaciones Unipalma de los Llanos S. A.	13,221.8	12,233.9
Promotora Inmobiliaria la Esperanza S. A.	-	2,163.1
Proyectos de Energía S. A.	27,979.5	26,747.3
Proyectos de Infraestructura S. A.	19,033.7	16,568.6
Tejidos Sintéticos de Colombia S. A.	3,396.4	2,943.1
Valle Bursátiles S. A.	5.1	4.7
Valora S. A.	2,607.1	-
De-valorisations		
Frigoríficos Colombianos S. A.	1,052.4	1,353.7
General de Inversiones S. A.	0.9	-
Huevos Oro Ltda.	351.8	1,163.1
Lloreda S. A.	32,572.4	32,572.4

Promotora Inmobiliaria la Esperanza S. A.	1,950.3	-
Promotora y Comercializadora Turística Santamar S. A.	1,667.4	1,722.6
Deposits and Current Liabilities		
Colombiana de Licitaciones y Concesiones Ltda.	8,845.0	7,501.4
Estudios, Proyectos e Inversiones de los Andes s.a.	24,941.4	37,899.0
Leasing Corficolombiana S. A.	914.4	2,598.5
Plantaciones Unipalma de los Llanos S. A.	3,063.4	3,063.4
Valora S. A.	8.5	8.4

	December 2006	June 2006
Inter-bank Funds		
Leasing Corficolombiana S. A.	$ 6,862.6	$ 9,499.9
Banks and Correspondents		
Banco Corfivalle S. A. (Pamaná)	$ -	5,866.7
Accounts Payable		
Banco Corfivalle S. A. (Panamá)	-	92.7
Casa de Bolsa Corficolombiana S. A.	-	59.8
Colombiana de Licitaciones y Concesiones Ltda.	211.5	49.7
Estudios, Proyectos e Inversiones de los Andes s.a.	559.6	548.6
Fiduciaria Corficolombiana S. A.	-	5.8
Hoteles Estelar S. A.	-	37.0
Leasing Corficolombiana S. A.	4.0	4.8
Plantaciones Unipalma de los Llanos S. A.	37.2	34.8
Promotora y Comercializadora Turística Santamar S. A.	-	3.7
Valora S. A.	191.4	-
Operational Revenue		
Banco Corfivalle S. A. (Panamá)	-	1,052.1
Casa de Bolsa Corficolombiana S. A.	492.7	231.3
Colombiana de Licitaciones y Concesiones Ltda.	84.6	29,249.8
Estudios, Proyectos e Inversiones de los Andes s.a.	21,234.3	5,636.8
Fiduciaria Corficolombiana S. A.	3,064.0	2,579.8
Frigoríficos Colombianos S. A.	7.7	-
Hoteles Estelar S. A.	5.1	3,710.9
Huevos Oro Ltda.	31.1	20.0
Leasing Corficolombiana S. A.	5,742.6	5,375.5
Lloreda S. A.	11.0	-
Organización Pajonales S. A.	11.0	74.9
Plantaciones Unipalma de los Llanos S. A.	31.2	20.0
Promotora y Comercializadora Turística Santamar S. A.	21.3	64.5
Proyectos de Energía S. A.	12,091.7	-
Proyectos de Infraestructura S. A.	9,059.5	3,669.9
Tejidos Sintéticos de Colombia S. A.	36.2	1,075.2
Valora S. A.	11.0	88.9
Non Operational Revenue		
Banco Corfivalle S. A. (Panamá)	23.8	30.5
Casa de Bolsa Corficolombiana S. A.	12.0	8.1
Colombiana de Licitaciones y Concesiones Ltda.	22.3	21.8
Fiduciaria Corficolombiana S. A.	109.5	101.0
Hoteles Estelar S. A.	2.1	-

Leasing Corficolombiana S. A.	62.1	60.9
Lloreda S. A.	6.5	-
Plantaciones Unipalma de los Llanos S. A.	0.2	-
Promotora y Comercializadora Turística Santamar S. A.	0.1	-
Proyectos de Infraestructura S. A.	19.2	-
Tejidos Sintéticos de Colombia S. A.	2.3	-
Valora S. A.	1,562.5	-

	December 2006	June 2006
Operational Expenses		
Banco Corfivalle S. A. (Panamá)	16.1	188.0
Casa de Bolsa Corficolombiana S. A.	267.9	2,890.0
Colombiana de Licitaciones y Concesiones Ltda.	302.9	394.0
	December 2006	June 2006
Estudios, Proyectos e Inversiones de los Andes s.a.	968.2	925.1
Fiduciaria Corficolombiana S. A.	6.7	31.5
Hoteles Estelar S. A.	82.8	-
Huevos Oro Ltda.	2,288.6	-
Leasing Corficolombiana S. A.	515.8	482.2
Plantaciones Unipalma de los Llanos S. A.	113.7	111.4
Promotora y Comercializadora Turística Santamar S. A.	10.9	1.2
Proyectos de Energía S. A.	3.3	-
Proyectos de Infraestructura S. A.	0.3	-
Tejidos Sintéticos de Colombia S. A.	-	0.1
Valora S. A.	1.7	25.8
Non Operational Expenses		
Fiduciaria Corficolombiana S. A.	5.7	-
Tejidos Sintéticos de Colombia S. A.	0.2	-
Contingents Accounts		
Proyectos de Energía S. A.	30,819.2	28,759.3
Debtor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	1,052.1	17,162.6
Casa de Bolsa Corficolombiana S. A.	1,036.3	543.6
Colombiana de Licitaciones y Concesiones Ltda.	30,021.0	30,021.0
Desmotadora del Norte del Tolima S. A.	-	566.2
Estudios, Proyectos e Inversiones de los Andes s.a.	2,281.7	7,899.6
Fiduciaria Corficolombiana S. A.	7,883.2	28,765.2
Frigoríficos Colombianos S. A.	2,458.4	2,458.4
Hoteles Estelar S. A.	17,876.7	17,876.6
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	13,386.7	51,870.0
Lloreda S. A.	19,416.5	19,416.5
Organización Pajonales S. A.	6,196.8	5,449.8
Plantaciones Unipalma de los Llanos S. A.	868.9	868.9
Promotora Inmobiliaria la Esperanza S. A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	-	80.8
Proyectos de Energía S. A.	47,098.0	54,511.6
Proyectos de Infraestructura S. A.	22,497.0	-
Tejidos Sintéticos de Colombia S. A.	2,430.4	2,430.3
Valle Bursátiles S. A.	3.4	1.7

Valora S. A.	3,813.5	3,813.5
Creditor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	-	7,438.8
Fiduciaria Corficolombiana S. A.	114.6	10,363.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	34.9	36,318.4
	December 2006	June 2006
Promotora y Comercializadora Turística Santamar S. A.	21.0	-
Proyectos de Energía S. A.	169,006.1	169,006.1

c. Operations entered into with Members of the Board of Directors and Legal Representatives

	Shareholders	December 2006 Board of Directors	Legal Representatives
Assets	$ 7,566.2	$ -	$ 114.4
Liabilities	10,106.7	350.5	101.2
Revenue	2,133.7	-	6.5
Expenses	1,617.5	91.6	27.5

	Shareholders	June 2006 Board of Directors	Legal Representatives
Assets	$ 6,833.0	$ -	$ 120.1
Liabilities	17,521.0	-	63.7
Revenue	29,628.5	416.0	8.2
Expenses	27,078.3	65.0	23.7

d. Operations carried out with Shareholders who own less than 10% of the Capital Stock that had operations greater than 5% of the equity as of December 31st, 2006 $34,858.

% Part.	Nit (Tax ID)	Shareholder	Type	Oper.	Rights	Obligations
1.32%	800,170,043	FONDO DE CESANTIAS PORVENIR	Forward Non delivery	Com	80,596.4	80,986.5
					80,596.4	80,986.5
2.00%	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward	Sale	3,359.8	3,283.8
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Com	13,432.7	14,654.9
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Sale	43,001.0	42,089.3
					59,793.6	**60,028.0**
3.37%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	95,393.7	89,551.6
3.65%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Com	244,699.7	251,903.7
3.75%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward Non delivery	Com	33,581.9	34,961.9
8.61%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Com	32,354.1	32,338.2
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Com	100,745.6	102,869.3
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Sale	4,509.3	4,477.6
					137,609.0	**139,685.1**
2.40%	800,231,967	FONDO DE PENS OBLIGATORIAS HORIZONTE	Forward	Sale	20,255.4	19,797.1

	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Com	116,417.1	124,139.3
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Sale	73,669.4	68,283.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Sale	60,808.1	60,478.2
					271,150.0	**272,697.7**
0.00%	830,038,885	VALOREM S.A.	Forward Non delivery	Com	62,686.1	63,439.6

e. Operations Conducted with Shareholders that own less than 10% of the Capital that had operations greater than 5% of the equity as of June 30th, 2006 $44,173.8

% Part.	Nit (Fiscal ID)	Shareholder	Type	Oper.	Rights	Obligation
0.52%	800,159,085	FONDO DE CESANTIAS SANTANDER	Forward Non delivery	Sale	45,054.0	45133.9
0.18%	800,198,281	FONDO DE PENSIONES VOLUNTARIAS PROTECCION	Forward Non delivery	Com	25,790.8	26121.5
	800,198,281	FONDO DE PENSIONES VOLUNTARIAS PROTECCION		Sale	25,519.0	25790.8
					51,309.8	**51912.3**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	115,833.5	116058.6
3.25%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Sale	247,720.6	236768.9
			Forward Non delivery	Sale	217,445.0	217932.3
					465,165.6	**454701.2**
7.92%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Com	23,079.7	22724.6
			Forward	Sale	12,965.3	13187.4
			Forward Non delivery	Com	77,372.4	73057.1
			Forward Non delivery	Sale	12,884.5	12895.4
					126,301.9	**121864.4**
1.54%	800,231,967	FONDO DE PENSIONES HORIZONTE	Forward	Com	32,971.0	32865.6
			Forward Non delivery	Com	51,581.6	44879.2
			Forward Non delivery	Sale	116,640.7	116775.8
			Forward Non delivery	Sale	33,591.1	33528.0
					234,784.3	**228048.7**
0.08%	830,038,085	FDO DE PENSIONES VOLUNT. SKANDIA MULTIFUND	Forward Non delivery	Sale	79,446.5	80725.2
0.00%	830,038,885	VALOREM S.A.	Forward No	Sale	12,996.8	12895.4

(26) Operating Revenue

The following is the detail of the operating revenue:

		December 2006		June 2006
Dividends and participations				
Epiandes S.A.	$	21,211.0	$	5,617.9
Promigás S.A.		14,629.1		18,269.3
Leasing Corficolombiana S.A.		5,742.2		5,369.2
Leasing de Occidente S.A.		5,351.1		3,235.2

Sociedad de Inversiones en Energía	2,175.4	3,258.7
Concecol Ltda.	-	29,230.9
Casa de Bolsa Corficolombiana S.A.	492.6	-
Proyectos de Infraestructura S.A	8,909.4	3,136.8
Fiduciaria Corficolombiana S.A.	3,064.0	2,579.8
Concesionaria Tibitoc S.A	450.4	964.8
Banco Corfivalle Panamá	-	1,052.1
	December 2006	June 2006
Transoriente S.A.	-	502.3
Colombina S.A.	-	1,137.5
Other	273.7	6,518.5
	62,298.9	80,873.0
Operating Recoveries		
Refund accounts receivable Provision	614.6	574.6
Refunds loan portfolio provision	69.9	24,980.2
Various revenue (1)	17,588.2	6,284.3
	$ 18,272.7	$ 31,839.1

(1)This item includes revenue for Proyectos de Energía S.A. received from Empresa de Energía de Bogotá and Subestación de Betania for $12,091.7 and $1,502.3 as of December 31st and June 30th, 2006 respectively.

(27) Operating Expenses – Other

El

Loss in sale fiduciary rights		
For sale of portfolio	$ -	$ 17,678.9
Fees	847.5	1,315.2
Taxes	3,192.7	15,448.2
Rentals	1,043.8	1,193.0
Contributions and affiliations	1,641.2	830.5
Insurance	3,045.7	5,841.2
Maintenance and repairs	679.2	895.8
Offices adapting and installation	108.8	145.3
Various:		
Cleaning and vigilance services	362.4	386.8
Temporary services	374.0	340.0
Advertising and propaganda	1,660.3	645.2
Public Relations	92.6	62.3
Public utilities	741.1	720.2
Travel expenses	367.3	113.4
Transportation	638.3	709.9
Implements and stationary	251.9	303.8
Donations	6.9	1.1
Subscriptions and notices	361.1	256.7
Mail posts	47.2	58.4
Building management	385.5	406.7
Cafeteria	32.6	39.4
Legal expenses	63.7	101.4
Microfilming and binding	52.7	135.2
Deductible VAT pro-rating	490.4	812.3
Connection service	247.2	381.6
Miscellaneous	663.5	815.7
	$ 17,397.6	$ 49,638.2

(28) Other Provisions

		December 2006	June 2006
Rights in trusts - Goods received in payment	$	1,475.3	$ 2,015.8
Other assets		150.2	42.3
	$	1,625.5	$ 2,058.1

(29) Non Operating Revenue

Profit in sale of:			
Goods received in payment	$	4,947.5	$ $ 6,363.6
Properties and equipment		2,483.3	14.4
Rentals		251.9	203.3
Recoveries:			
Penalised Goods (written-off goods)		4,968.2	4,771.0
Reimbursement provision:			
Investments		4,618.2	$ 6,707.7
Goods received in payment		-	395.7
Other provisions		18.1	6.9
Other recoveries		5,778.4	2,951.1
Other Assets		205.3	-
Sundry			
Revenue goods received in payment		97.0	187.0
Other		320.5	244.5
	$	23,688.4	$ 21,845.2

(30) Income Tax

The following is the conciliation between book profit and estimated taxable income:

Profit-loss before income tax	$	570,823.9	$ 127,065.3
Plus (less) entries that increase (decrease) fiscal profit:			
Dividends not accrued in books		245.9	11,482.5
Revenue valuation variable revenue investments		(515,263.6)	(19,260.8)
Non deductible provisions that constitute temporary difference		33,620.6	1,803.1
Greater revenues fiscal monetary correction account		73.2	12,597.3
Non deductible taxes (GMF), equity tax		2,734.8	14,171.2
Industry and commerce tax and others		71.1	628.1
Expenses from other terms and other non deductible expenses		(247.0)	503.8
Loss on sale of real estate		77.9	210.2
Imputable expenses non taxed revenues		3,111.2	2,533.7
Deferred income declared in previous years		(5,467.1)	(4,203.0)
Non taxable dividends and participations		(57,209.3)	(63,447.8)
Difference for valuation of marketable investments fixed yield		(15,870.2)	91,063.8
		December 2006	June 2006
Restitution provisions not deducted in former years		(17,032.4)	(11,485.6)
Not levied revenue, share sale and non levied interest		(26,577.8)	-
Ordinary revenue estimated to be compensated		(26,908.8)	162,961.8

Compensation fiscal losses		(26,908.8)	162,961.8
Applicable presumptive income	$	64,860.8	$ 64,526.6
Taxable base	$	64,860.8	$ 64,526.6
Income tax (35%)		22,701.3	22,584.3
Surcharge Law 788 / 02 (10%)		2,270.1	2,258.4
Total Income tax estimated year		24,971.4	24,842.7
Income tax required as of December		12,550.0	12,421.4
Provision excess or (defect)		(4.0)	97.1
Total income tax expense	$	12,546.0	$ 12,518.5

Tax return for 2004 and 2005 are available for the review of DIAN (Departamento de Impuestos y Aduanas Nacionales – National Customs and Tax Department).

As of December 31st, 2006, the Corporation shows a fiscal loss adjusted for inflation, pending to be amortised for an amount of $170,047.7 and an excess presumptive income over ordinary income of $165,899.1. Fiscal regulations state that fiscal losses recorded up to 2002 may be amortised with the income obtained during the five (5) years following their occurrence from 2003 may be compensated within the following eight (8) years limited annually to 25%, and presumptive revenue excesses may be amortised in 5 years.

Fiscal Memorandum Accounts

The following is the detail of the fiscal monetary correction account:

Fiscal revenue from fixed assets adjustment	$	452.9	$	844.5
Fiscal revenue from stock investment adjustment		27,791.3		54,167.0
Fiscal revenue for adjustment to goods received in payment		1,344.6		3,108.4
Fiscal revenue from adjustment to other assets		709.3		1,249.5
Adjustment to book equity to fiscal equity		(30,224.9)		(46,772.1)
Revenue for fiscal monetary correction	$	73.2	$	12,597.3

As of December 31st, 2006 the book equity differs from the fiscal equity as follows:

Book equity	$	1,552,251.4
Plus (minus) items that increase (decrease) fiscal equity for fiscal effects:		
Fiscal adjustments of fixed assets		34,533.2
Fiscal adjustments goods received in payment		19,396.6
Disencumbered goods received in payment		6,362.5
Receivables General Provision		473.9
Greater fiscal value of other assets		2,857.0
Greater fiscal value of deferred charges		2,786.9
Other accounts payable provision		914.0
Goods received in payment provision		4,914.5
Provision other assets		10,995.7
Credits deferred in sale of assets		1,334.6

Other credits deferred investment valuation		99.8
Estimated Liabilities and provisions		3,421.2
Valorisations of property and equipment		(17,689.7)
Valorisations of fiduciary/trust rights		(3.138.1)
Estimated fiscal equity	$	1.619.513.3

(31) Assets Weighted by Risk Level – Technical Equity

In conformity with Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency weighted by risk level. Individual compliance with the aforementioned is monthly and semi-annually verified on a consolidated basis with its subsidiaries and affiliates.

Risk asset rating in each category is made applying percentages determined by the Office of the Superintendent of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of December 31st and June 30th 2006 the ratio achieved by the Corporation was of twenty four point thirty two per cent (24.32%) and twenty eight point forty per cent (28.40%), respectively.

(32) Asset and Liability Management

The study on the Corporation's exposure levels is presented according to resolution 001 of January 2nd 1993 and External Circular Letter 024 of March 1996 issued by the Office of the Superintendent of Finance, that define the criteria and procedures whereby credit establishments have to identify, measure, assess, and control their exposure to liquidity, interest rate, and exchange rate risks.

The main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to twelve (12) months is as follows:

		December 2006	June 2006
Available	$	156,202	$ 57,967
Inter-bank funds		177,850	264,852
Negotiable investments		818,226	492,083
Non negotiable Investments		261,971	335,061
Commercial Loan portfolio		3,124	4,963
Accounts Receivable		12,892	15,169
Asset Acceptances		29,579	10,697
Other Assets		10,367	6,852
Debtor Contingents		-	-
Total Asset Position	$	$ 1,470,211	$ 1,187,644
Cdt's		494,831	396,909
Savings Deposits		131,733	100,850
Other		4,335	6,103
Inter-bank funds		555,831	664,014
Liability Acceptances		-	1,467
Bank loans		2,766	40,323
Accounts Payable		57,022	53,683

December June

		2006		2006
Other Liabilities		2,192		2,573
Estimated Liabilities and Prov.		23,243		13,033
Total Liability Positions	$	$ 1,271,953	$	1,278,955

The Corporation in accordance with in force provisions, calculates the market risk based on the standard model established by the Superintendence of Finance in external circular letter 031 of 2004 (Chapter XXI Accounting and Finance Basic Circular Letter). The results of this methodology as of December 2006 appear in the following chart:

Risk factors				
1- DTF	$	291	$	-589
2- Repos. Rate		-256		-170
3- Inter-bank rate		-11		-11
4- Actual rate		1,621		1,446
5- Libor		-		-119
7- Money Market USD		1,057		-97
8- TES Rate		8,356		18,690
9- UVR		8,186		9,837
10- TRM		-575		-834
11- Euro		8		-
12- Yen		163		1
13- IBC		107,014		121,303
14- FCO		4,702		4,578
15- DJIA		-		-
See Co-related	$	91,029	$	100,215

(33) Corporate Governance (Not audited)

Corporación Financiera Colombiana S.A maintaining its policy of permanently having updated good corporate governance norms, and in application of Resolution 275 of 2001 issued by the Superintendence of Finance, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of shareholders and investors.

Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors also approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice President is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its shareholders; it therefore is within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MANAGEMENT Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMITS ASSIGNMENT Limits are determined for each risk separately (market, credit and/or counterparty, operational and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMITS MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods that were mentioned

and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice President is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice President is in charge of the Treasury Risk Management SARC and Operational, and the Credit Risk Management; it has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

Human Resource: The Corporation has highly-qualified, extensively-experienced professional personnel. Likewise, personnel are trained to develop new skills and extend their knowledge in the different activities undertaken in the Corporation.

Verification of Transactions: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter its results.

In like manner, the Corporation has mechanisms in treasury transactions to verify the negotiations conducted such as recording of telephone calls and written communications confirming transactions. For this reason the Corporation has security mechanisms that allow verifying, when applicable, agreed conditions and demonstrating that transactions carried out are adequate.

On the other hand, high-security-level systems exist to receive and transfer funds with the purpose of complying with the transactions such as "Sebra" of Banco de la República (Central Bank), Cenit, ACH, Swift, and Deceval.

Auditing: The Corporation's Fiscal Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during the second semester of 2006, and in their visits and verifications they have made their recommendations, that have been discussed with the management and applied when applicable.

(34) Risk Disclosure

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the institution.

1. Pesos Portfolio Position

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the

same aspects above mentioned and the corresponding issuer limits.

Limits to Available for Sale Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to Investments Held to Maturity: The nominal value of the position in public debt securities is limited bearing in mind maturity and the contractual, financial, and operating capacity of the Corporation.

2. Dollar Portfolio Position

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to Foreign-currency position: The value of the Dollars position (short or long) is limited both in the "intraday" and in the "next day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor Treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under normal conditions the risk assumed in the exchange and fixed-yield markets where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a stress with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 is modelled to the current TES positions.

II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, in accordance with External Circular Letter 042 of September 27th 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity

profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators. They are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. As a function of these statuses, the Board of Directors defines the contingency plans to be followed.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According to the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a one (1) year term to carry out transactions with such client.

Limits are approved for one (1) year terms and semi-annual reviews. Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under a "Scoring" methodology in the Treasury Risk Management.

1. Counterparty Risk Categories

Counterparty risk categories are standardized into four levels that allow updating day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest.

Category 1

Inter-bank short term loans, repos and/or investment in securities.

Category 2

Credit exposure in derivative fixed yield and foreign currency products.

Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
Greater than 6 months	10.8%	21.2%

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

As fixed rate derivative it shall be understood the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

Category 3

Spot risk

Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

Category 4

Category DVP or compensated

"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity

shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Vice Presidency of Risk: The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. Control compliance with portfolio, issuer and counterparty limits established by the board of directors and follow-up of financial institutions. Submit semi-annually to the Board of Directors the limits of the financial sector for review and approval of assigned limits.

Treasury Risk Manager: The Treasury Risk Manager reports to the Vice Presidency of Risk and its main functions are risk measurement, verification of the compliance with established policies and limits, and preparation of risk analysis. This area is also in charge of the preparation of reports on the compliance with policies and limits, and the levels of exposition to the different risks.

There is one risk executive specialised in the different treasury risks, (market, credit and liquidity), who reports to the Treasury Risk Manager. It is worth to mention that the legal risk is covered by the Vice President of Legal and, given the importance of the management of this kind of risks, an independent manager office was created.

MEASUREMENT:

During 2006 the Treasury Office of Corporación Financiera Colombiana S.A. generated net income before operational expenses and provisions for the sum of $26,043.0. The ratio income/risk taking the average VeR of 2006 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The regulatory VeR closed in $91.029 Million and the VeR for risk factors is as follows:

Risk Factor	VeR
DTF	291
Repos Rate	(256)
Interbank Rate	(11)
Actual Rate	1,621
Libor	(0)
Consumer Credit Rate	-
Money Market USD	1,057
TES Rate	8,356
UVR	8,186
TRM	(575)
EURO	8
YEN	163
IBC	107,014
FCO	4,702
DJIA	-

The Corporation defin:es the position in each financial asset as the portfolio inventory purchase corr mitments – sales commitments.

1. **Pesos Portfolio Pc sition**

Marketable Investmer t Portfolio: The position at the closing of December 31st, 2006 was of $443.228 Million

Investment Portfolio :ivailable for sale: At the closing of December 31st, 2006, this position is of $261.'34.

Investment Portfolio to expiry date: As of December 31st, 2006 the position was of $75.095 Million.

2 2. Position Dollar Portfolio

Marketable Investments Portfolio: As of December 31st, 2006 the position is $83.138 Million.

Foreign Currency Position: As of December 31st, 2006 the risk position in TRM (Tasa Representativa cel Mercado – Market Representative Rate) is equivalent to US$ -9,890,896.

3 3. Loss Limits

Daily P&L: PyL 30 days at the closing of December 2006 presents a profit excluding operational expenses of approximately $42.0 .

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of December 2006 is equivalent to approximately $ -1,911.0 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of December 2006 the MAT amounts $-2,152 .0, approximately confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

Maximum, Minimum and Average Values.

Treasury portfolio during 2006 behaved as follows:

	MAXIMUM	MINIMUM	AVERAGE
Marketable Inv (1304+1331)	705,638	338,653	487,286
Inv to maintain to maturity (1308+1333)	146,162	74,977	93,192
Inv Available for sale (1313+1335)	325,584	189,770	281,552
FWD purchase of Securities	2,682	-570	608
FWD Sale of Securities	2,031	-5,672	-873
FWD Purchase of USD	70,654	-41,478	5,886
FWD Sale of USD	99,468	-63,936	16,470

II. Liquidity Risk

At the closing of 2006, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 MM surplus presented by the end of the year an amount of $729,530.0.

III. Credit Risk

During 2006, treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instancies.

CONTROL:

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among others, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations/transactions

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and

liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(35) Legal Controls

As of December 31st and June 30th 2006 the Corporation complied with each and every one of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

(36) Asset Laundering Risk

The SIPLA of the Corporation (System for Prevention of Asset Laundering) for its Spanish initials is based on laundry risk evaluation for products, objective markets and operations of all the dependencies of the entity.

The Board of Directors, taking into account that the asset laundering risk is an economic loss possibility or harm to the good name of the Corporation should it be used for canalising resources from or for punishable/offence activities, has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business.

To this effect, the Plan prepared by the Compliance Officer is approved annually based on risk evaluation. The analysis is supported in matrixes used for determining the factors and asset laundry risk generating situations and to identify the businesses, dependencies and offices of greater exposure in order to fortify controls.

In fact, prior to the preparation of the Annual Compliance Plan, the analysis that allows an orientation of priorities is prepared to include in the same item, the vulnerability level of businesses and laundry risk. Thus, for each type of operation, risk is analysed in detail, under the expert panel methodology, together with the persons that are in charge of the carrying out of operations. These matrixes are updated annually or whenever a change in the product, in the market or in the environment itself, makes it worth an updating.

The Board of Directors and the Presidency supervise controls to avoid these risks, through the reports submitted by the Compliance Officer. The Auditor Office and the Statutory Auditor Office evaluate if internal controls established are efficient to

prevent the risk.

(37) <u>Subsequent Events</u>

On March 8th 2007 at the request of the Superintendence of Finance of Colombia, the Corporation rated in risk category "E" uncollectible, the investment of Lloreda S.A. that was rated as category "C", therefore the existing provisions were re-rated and the sum of $28,763.0 from the general investments provision was used that amounted $29,768.0.

Profit Distribution Project
July-December
2006

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JULY - DECEMBER 2006

Profit before taxes		$ 570,823,863,326.83
Minus: tax provision		12,546,000,000.00
Profit of the period after taxes:		558,277,863,326.83
Liberate future distributions reserve (Taxable) :		69,672,413,974.91
Liberate investment valuation reserve (non taxable Promigas) :		19,946,472,878.67
Profit at the disposition of the Assembly :		$ 647,896,750,180.41
Reserve on investment valuation Dec 2336 /95	$ 272,050,515,087.00	
Reserve for future distributions	$ 190,836,009,924.54	
Dividend to be distributed in shares, of nominal value $10,00, for the sum of $746,77 per each share, on the 144.209.142 ordinary shares, and $746,77 per each share, on the 9.788.092 shares with preferential dividend and with no right to vote subscribed and paid as of December 31st, 2006. This dividend shall be paid in shares, at 1 ordinary share per each 13,497837590 ordinary shares and 1 share with preferential dividend and no right to vote per each 13,497837590 shares with preferential dividend and with no right to vote, subscribed and paid as of December 31st, 2006. Payment of shares shall be made on April 30th, 2007 to whom is a shareholder at the time of payment being enforceable in conformity with in force regulations. In order to do so, a total of 11.409.030 new shares shall be issued, 10.683.870 ordinary shares and 725.160 shares with preferential dividend and no right to vote. The unitary value of the shares to be delivered shall correspond to the intrinsic value as of December 31st, 2006, $10.079,74, of which $10,00 shall be recorded in the capital account and $10.069,74 in the legal reserve account for bonus in share placement.	$ 115,000,002,647.79	
Dividend in cash of $454,62 per share on the 144.209.142 ordinary shares and the 9.788.092 shares with preferential dividend and no right to vote, subscribed and paid as of December 31st, 2006. This dividend shall be paid in six monthly installments of $75,77 each, payable within the first five days of each month from April 1st., 2007.	$ 70,010,222,521.08	
EQUAL AMOUNTS	**$ 647,896,750,180.41**	**$ 647,896,750,180.41**

Should a share fraction be present at the time of payment of the dividend, fractions shall be paid in cash with charge to the future distribution reserve. New shares delivered product of the present profit distribution, shall not have the right to payment of the dividend in cash on the profit of the July-December 2006 period. For the payment of dividend in shares the issuance of 11.409.030 new shares is required. Therefore, an increase in the authorised capital shall be proposed at the shareholders general assembly.

FINANCIAL INDICATORS

ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Taking into account that the Corporation assigned its portfolio as of June 2006, the indicators analysed under this item are related basically with goods (received in payment). It may be observed that they exhibit good behaviour as they continue to decrease considerably and with the adequate coverage.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes as a minimum that the Technical Equity of financial intermediaries must correspond to 9% of the value of assets weighted by risk level. In the case of the Corporation, it complies with the limits established, recording at the closing of 2006,a solvency indicator of 24.32%.

3. Profitability and Efficiency Indicators

Positive results obtained in 2006 generated a very important growth of profitability indicators. For the July-December 2006 period asset profitability was 16.83% and equity profitability was 44.59%, more than 100% higher than data recorded in the first semester of 2006.

Gross financial margin was 19.12% higher in more than 500% to that margin recorded in the first semester of 2006.

With respect to the indicator that relates operational expenses to total assets, it is located in 2.09% as of December 2006. No improvement is reflected because the profit level of the Corporation during the second semester allowed the Corporation to occasion expenses related with the merger process that were in the deferred.

4. Annual Growth Measures

During the second semester positive growth behaviour of deposits and equity occurred. The increase was of 3.76% and 4.75% respectively. The investments item presented as of December 2006,a decrease of 3.14% with respect to the first semester, mainly due to the sale of capital investments and that market behaviour of fixed rate securities during the year did not help the growth of the debt securities portfolio.

The Corporation maintained its AA+ rating for long term debt and DP1+ for short term debt.

	Dic-03	Dic-04	Jun-05	Dic-05	Merged Jun-06	Dic-06
BALANCE						
Total Assets	2,160,220	2,331,900	2,580,174	4,973,066	3,263,539	3,241,965
Total Net Portfolio	896,714	777,946	896,508	1,755,892	47,436	38,081
Total Investments	890,551	1,162,164	1,233,855	2,659,113	2,469,255	2,391,671
Total Portfolio Provisions	80,220	92,398	98,951	134,644	9,352	9,307
Total Deposits	779,803	953,277	1,057,419	2,084,476	938,558	1,002,003
Total Equity	428,417	486,053	546,219	1,519,318	1,481,622	1,552,251
AVERAGES YEAR ELAPSED						
Assets	2,225,402	2,290,765	2,476,210	4,494,218	4,677,262	3,996,921
Gross Portfolio	925,620	912,458	911,172	1,921,287	1,606,781	890,139
Equity	380,549	461,073	516,485	1,088,192	1,518,670	1,509,022
STATUS OF RESULTS						
Interests Income	92,964	103,560	49,612	216,304	80,238	89,043
Interests Expenses	141,075	144,390	74,875	251,644	100,346	154,005
Interest Net Margin	**(48,110)**	**(40,830)**	**(25,263)**	**(35,340)**	**(20,108)**	**(64,962)**
Net Income different to Interests	**120,784**	**164,679**	**103,205**	**321,225**	**164,096**	**829,207**
Valuation of Investments	72,127	89,602	61,476	147,664	(9,224)	47,042
Profit or Loss sale, Dividends Investments	26,385	37,313	20,624	144,122	69,706	679,171
Financial Services	9,851	23,409	4,264	22,386	8,801	29,559
Profit or Loss sale, Portfolio	-	(1,562)	-	(13,797)	11,334	11,334
Net Foreign Currency	(6,449)	1,068	(117)	(4,501)	12,370	(9,115)
Derivatives, Net	16,870	14,669	16,956	25,350	71,109	71,217
Other	-	-	-	-	-	-
Gross Financial Margin	**72,674**	**123,849**	**77,942**	**285,885**	**143,988**	**764,245**
Administrative Expenses	(48,710)	(42,592)	(28,434)	(83,861)	(51,646)	(83,370)
Operating Margin before provisions and depr. an I amort.	**23,964**	**81,258**	**49,508**	**202,024**	**92,342**	**680,874**
Net Provisions	(20,936)	(42,764)	22,715	22,686	32,433	13,618
Operational Margin before deprec.and amort.	**3,028**	**38,495**	**72,223**	**224,710**	**124,775**	**694,492**
Depreciations and Amortisations	(3,462)	(2,530)	(1,212)	(4,572)	(2,561)	(8,415)
Other Non Operating Income and Expenses	(241)	3,414	(7,302)	12,379	4,851	11,812
Income Tax	(8,124)	(8,208)	(4,411)	(9,435)	(12,519)	(25,065)
Profit or Net Loss	**(8,799)**	**31,170**	**59,299**	**223,083**	**114,547**	**672,825**
Asset Quality Indicators						
Gross Portfolio	956,935	870,344	976,252	1,890,536	56,788	47,388
Unproductive Portfolio (CDE)	89,600	103,624	102,655	184,733	-	-
Overdue Portfolio	16,364	18,254	25,655	26,265	-	-
Total Goods received in payment, Gross	32,924	12,911	10,676	102,072	82,204	54,126
Total Provisions of Goods received in payment	(21,039)	(9,987)	(8,423)	(76,815)	(63,229)	(42,538)
Total productive Assets by rating	1,419,223	1,606,871	1,643,457	4,491,468	2,943,042	2,833,470
Total Liability with cost	1,679,105	1,790,589	1,973,989	3,359,256	1,647,979	1,558,593
Total Unproductive Assets by rating	137,033	121,089	117,841	331,378	96,385	169,930
Gross Portfolio / Asset	44 30%	37.32%	37.91%	38.02%	1.74%	1.46%
In force Portfolio / Gross Portfolio	98.29%	97.90%	97.38%	98 61%	100 00%	100.00%
Overdue Portfolio / Gross Portfolio	1.71%	2.10%	2.62%	1.39%	0 00%	0.00%
Portfolio Rated CDE / Gross Portfolio	9 36%	11.91%	10.51%	9.77%	0 00%	0.00%
Provisions / Gross Portfolio	8.29%	10.62%	8.36%	7.12%	16 47%	19.64%
Provisions / Overdue Portfolio	368 00%	506.17%	318.63%	512 63%	0 00%	0.00%
Provisions CDE / Portfolio Rated CDE	46 05%	71.76%	60.12%	55.51%	0.00%	0.00%
Productive Assets for rating./ Liabilities with cost	84.52%	89.74%	83.23%	133.70%	178.58%	181.80%
Unproductive Assets by Rating / Asset	6 34%	5.19%	4.57%	6 66%	3.01%	5.24%
Unproductive Assets by rating / Equity	31.99%	24.91%	21.57%	21.81%	6.64%	10.95%
Provision Net BRP/ Total Asset	0 55%	0.13%	0.09%	0 51%	0.58%	0 36%
Solvency Indicators						
Equity/Assets	19 83%	20.84%	21.17%	30.55%	45.41%	47.88%
Solvency with VaR	11.97%	14 06%	13 42%	17.36%	26.40%	24 32%
Liquidity Indicators						
Net Portfolio / Assets	41.51%	33.36%	34.75%	35.31%	1.45%	1.17%
Net Portfolio / Deposits	114.99%	81.61%	84.78%	84.24%	5.05%	3.80%
Profitability and Efficiency						
Equity Loss/Detriment (Equity/Social Capital + Guarr nty Capit	498	565	635	1,036	1,013	1,008
Annualised ROA (Profit/Average Asset year elapsed	-0 40%	1.36%	4.85%	4.96%	4.96%	16 83%
Annualised ROE (Profit/Average Equity year elapsec)	-2.31%	6.76%	24.18%	20.50%	15.65%	44 59%
Average Asset/Financial Revenue	3 57	1.69	9.75	5.34	9.28	2.66
Asset / Equity	5.04	4.80	4.72	3.27	2.20	2.09
Gross Financial Margin / Average Asset year elapse I	3.27%	5.41%	6.39%	6 36%	3.08%	19.12%
Administrative Expenses/ Gross Financial Margin	67.03%	34.39%	36.48%	29.33%	35.87%	10.91%
Administrative Expenses/ Annualised Average Asse	2.19%	1.86%	2.46%	1.87%	1.10%	2.09%
Average Yield of Placements (Investments)	9.29%	10.69%	10.97%	10 60%	9.38%	8 31%
Interest Expense/Productive Assets Annualised by rating	9.94%	8.99%	8.85%	5 60%	3 41%	5.44%
Annual Growth Measures						
Total Assets	-3.10%	7.95%	10.65%	113.26%	-34.38%	-0.66%
Total Net Portfolio	-0.09%	-13.24%	15.24%	125.71%	-97.30%	-19 72%
Total Investments	-10.57%	30.50%	6.17%	128 81%	-7.14%	-3 14%
Total Portfolio Provisions	25.98%	53.43%	7.09%	45.72%	-93.05%	-0.48%
Total Deposits	-11.48%	22.25%	10.92%	118 66%	-54.97%	6.76%
Total Equity	15.80%	13 45%	12.38%	212.58%	-2.47%	4.75%
L.P. RATING	AA+	AA+	AA+	AA+	AA+	AA+
C.P. RATING	DP1+	DP1+	DP1+	DP1+	DP1+	DP1+

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED

2001 JUL 25 A 6:42

RIDER 2

Spanish and English version of the **Minute No. 064** of the General Assembly Meeting of Common Shareholders

ACTA No. 064

En la ciudad de Bogotá D.C., a los quince (15) días del mes de marzo del año dos mil siete (2007), siendo las 3:15 p.m., se reunió en la carrera 13 No. 26-45 piso 11, la Asamblea General Ordinaria de Accionistas y de Accionistas Preferenciales sin derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 17.701 del día veintiuno (21) de febrero de 2007, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA

CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 15 de marzo de 2007 a las 2:30 p.m., en la Carrera 13 No. 26-45, piso 11 del Edificio Internacional de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 15 de marzo de 2007 a partir de las 3:00 p.m., en la Carrera 13 No. 26-45 piso 11 del Edificio Internacional de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 21 de febrero de 2007"

La Asamblea designó por unanimidad de los accionistas presentes al Dr. **PEDRO NEL OSPINA SANTA MARÍA**, como Presidente de la reunión, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme el artículo 29 de los estatutos sociales.

El secretario informó a la asamblea que:

(i). Mediante comunicación radicada bajo No. 2007008510-000-00 de fecha 13 de febrero de 2007 se comunicó a la Superintendencia Financiera, la convocatoria de la asamblea.

(ii). En las oficinas de la dirección general de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley.

(iii). En cumplimiento de precisas instrucciones de la administración, se ha dado acatamiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera), relativa a la transparencia, independencia y equidad, que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

1. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 118.079.946 acciones ordinarias de las 144.209.142 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 4.786.709 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.788.092 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 81.88% y el 48.90%, respectivamente, para un total de 122.866.655 del total de las acciones suscritas y pagadas, que representa el 79.78% así:

Acciones Ordinarias

ACCIONISTAS	# ACCIONES	REPRESENTADA
BANCO DE BOGOTA	57.367.387	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	20.480.301	Diana Camargo Carrascal- Apoderado
BANCO POPULAR	8.435.034	Jacinto Luna Molina-Apoderado
BAVARIA S.A.	89.284	Juan Pablo Ortega- Apoderado
CAJAS PLASTICAS S.A.	10.716	Carolina Vaca Mateus-Apoderado
CASAS CELIS JUAN ALFONSO	620	Diego Pulido-Apoderado
CERVECERIA UNION S.A.	17.856	Carolina Vaca Mateus-Apoderado
CORPORACION BCO BTA FTO EDU	125.660	Néstor Pupo Ballestas-Apoderado
DOS OA LIMITADA	25.000	Jairo Rendón Cano- Representante Legal
DUQUE ARANGO ELIZABETH	1.400	Personal

ESCOBAR RODAS JOSE ALEJANDRO	16.619	Personal
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	4.706.149	Luisa Velásquez Triana-Apoderado
FDO.DE PENSIONES VOLUNT. MULTIFUND SKAND	57.808	Oscar Pardo Roa-Apoderado
FONDO ALTERNATIVO DE PENSIONES SKANDIA	2.842	Oscar Pardo Roa-Apoderado
FONDO COMUN ESPECIAL INDEACCION	65.519	David Cuervo Carmona-Apoderado
FONDO DE CESANTIAS COLFONDOS	366.444	Luisa Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	322.426	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Néstor Calle Vásquez-Apoderado
FONDO DE CESANTIAS SANTANDER	708.220	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	168.349	Luisa Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	3.541.455	Oscar Torres Garcés-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.415.503	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	188.051	Oscar Pardo Roa-Apoderado
FONDO DE PENSIONES PROTECCION	351.379	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES SANTANDER	3.775.366	Sebastián Palacio Palacio-Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	17.538	Oscar Pardo Roa-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	89.127	Sebastián Palacio Palacio-Apoderado
IMPRESORA DEL SUR S.A.	17.856	Carolina Vaca Mateus-Apoderado
MARTINEZ RUBIO HENRY	1.454	Luis Hernando Martínez-Apoderado
PRODUCTORA DE JUGOS S.A.	17.856	Carolina Vaca Mateus-Apoderado
RUBIO DE MARTINEZ CLARA	9.305	Personal
SCHNEIDER ANDREAS JAKOB	2.380	Personal
SCHNEIDER ARNOLD LUDMILA	1.245	Personal
SOTO ESTRADA MANFREDO	66.445	Personal
KNEPPER AFANADOR ROBERTO	108.424	Personal
COREX S.A.	406.879	Rafael Ordóñez Lombana-Representante Legal
FONDO DE VALORES SURENTA ACCIONES	261.055	Felipe Peláez Restrepo-Apoderado
JIMENEZ SANCHEZ GONZALO DE JESUS	187	Personal
RODRIGUEZ MESSIER JOSE RICARDO	149.759	Personal
UNIVERPRINT CORPORATION LIMITADA	1.052	Ana Beatriz Rojas Ponton – Representante Legal
FONDO DE PENS. VOLUNTARIAS HORIZONTE	4.678	Oscar Torres Garcés-Apoderado
COMPA¥IA DE SEGUROS BOLIVAR S.A	29.998	Carlos Castro Leal-Apoderado
INSTITUTO DE FOMENTO INDUSTRIAL EN LIQUI	95.344	Nubia Espitia Peñuela-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	2.881.615	Álvaro Andrés De la Rosa-Apoderado

FONDO DE CESANTIAS PORVENIR	1.533.277	Álvaro Andrés De la Rosa-Apoderado
Total Acciones	**118.079.946**	

Acciones con Dividendo Preferencial y sin Derecho a Voto

ACCIONISTAS	# ACCIONES	REPRESENTADA
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	671.930	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	14.505	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS SANTANDER	86.315	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	23.674	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	468.436	Oscar Torres Garcés-Apoderado
FONDO DE PENSIONES SANTANDER	312.375	Sebastián Palacio Palacio-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	25.263	Sebastián Palacio Palacio-Apoderado
KNEPPER AFANADOR ROBERTO	21.618	Personal
KHOUDARI ABITBOL SHLOMO	674	Personal
ALLINA BLOK PEDRO JORGE	3.454	Personal
CAPITALIZADORA BOLIVAR S.A.	45.712	Carlos Castro Leal-Apoderado
FONDO DE CESANTIAS PORVENIR	241.802	Álvaro Andrés de la Rosa-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.635.266	Álvaro Andrés de la Rosa-Apoderado
FONDO SEGURIDAD BOLIVAR	26.441	Carlos Castro Leal-Apoderado
ROJAS ALZATE JOSE LUIS	14.960	Personal
FONDO DE CESANTIAS PROTECCION	285.751	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	127.001	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES PROTECCION	5.864	Néstor Calle Vásquez-Apoderado
DUQUE ARANGO ELIZABETH	10	Personal
SOTO ESTRADA MANFREDO	396.610	Personal
COREX S.A.	73.452	Rafael Ordóñez Lombana-Representante Legal
RODRIGUEZ MESSIER JOSE RICARDO	299.565	Personal
COMPA¥IA DE SEGUROS BOLIVAR S.A	6.000	Carlos Castro Leal-Apoderado
Total Acciones	**4.786.709**	

De conformidad con el anterior estado, hubo quórum suficiente para deliberar y decidir. También se encontraban presentes el Doctor Oscar Darío Morales R., Revisor Fiscal y el Dr. Alfonso Rodríguez Azuero Vicepresidente Ejecutivo.

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del acta.
4. Informe de gestión, estados financieros con corte 31 de diciembre de 2006, informe del revisor fiscal y aprobación.

    4.1. Presentación del informe de gestión de la junta directiva y el presidente a la asamblea general ordinaria de accionistas correspondiente al ejercicio comprendido entre julio – diciembre de 2006.

    4.2. Lectura de los balances de propósito general individuales y consolidados al 31 de diciembre de 2006 y de los estados de resultados correspondientes.

    4.3. Lectura de los informes que rinde el revisor fiscal acerca de los balances al 31 de diciembre de 2006 y de los estados de resultados.

    4.4. Lectura del anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3°.

    4.5. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria hoy Superintendencia Financiera. (Comité de Auditoría.)

    4.6. Consideración por parte de la asamblea de los balances de propósito general individual y consolidados al 31 de diciembre de 2006 y sus correspondientes estados de resultados.

5. Proyecto de distribución de utilidades.
6. Nombramiento junta directiva período marzo 2007- marzo 2008.
7. Nombramiento revisor fiscal periodo marzo 2007-marzo 2008.
8. Nombramiento defensor del cliente 2007-2009.
9. Desmaterialización acciones en circulación.

10. Proposiciones y varios.

3. **DESIGNACION COMISION PARA APROBACION DEL ACTA.**

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnese una comisión integrada por los Doctores NESTOR PUPO BALLESTAS y DIANA CAMARGO CARRASCAL para que a nombre de la Asamblea General de Accionistas de la Compañía aprueben la presente acta, correspondiente a la reunión del día de hoy 15 de marzo de 20067 y le den su aprobación.

Esta proposición fue aprobada por unanimidad por los accionistas presentes.

4. **INFORME DE GESTIÓN, ESTADOS FINANCIEROS CON CORTE 31 DE DICIEMBRE DE 2006, INFORME DEL REVISOR FISCAL Y APROBACIÓN.**

4.1. **PRESENTACIÓN DEL INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE JULIO – DICIEMBRE DE 2006.**

El presidente de la reunión solicitó al Secretario proceder a dar lectura al informe de Gestión de la Junta Directiva y la Presidencia de la entidad. El Secretario manifestó a los accionistas presentes que el apoderado del Banco de Bogotá propuso a la asamblea no dar lectura al informe de gestión, teniendo en cuenta que el mismo ha estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene el informe, y más aún si el Dr. Ospina presidente va realizar una exposición sobre el contenido del informe de gestión.

Los accionistas presentes por unanimidad aprobaron obviar la lectura del Informe de Gestión de la Junta Directiva y la Presidencia.

El Dr. Ospina dio inicio a su presentación, la cual incluyó los principales aspectos del Informe de Gestión. A continuación se trascribe el texto completo del Informe de Gestión:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2006. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2006-2007

Entorno Macroeconómico

El año 2006 fue muy positivo en materia económica para el país. El crecimiento económico sobrepasó las expectativas de los analistas, quienes a finales de 2005 pronosticaban que el crecimiento de la economía iba a ser cercano al 5%. Sin embargo, todos los indicadores adelantados de actividad económica señalan que la economía colombiana creció por encima del 6% en términos anuales durante 2006. Según las cifras de Cuentas Nacionales publicadas por el DANE, disponibles al tercer trimestre de 2006, la economía creció, en términos acumulados, 6.42% durante el período enero – septiembre.

Por el lado de la oferta sorprendió de forma particular el comportamiento dinámico que mantuvo la construcción a lo largo de los tres primeros trimestres de 2006. Mientras que en 2005 el sector de la construcción creció 12.1%, al tercer trimestre de 2006 el sector había crecido 17.6%. Por otro lado, el comercio, el transporte y la industria también mostraron tasas de crecimiento notables, al crecer 9.8%, 9.2% y 9.1% respectivamente. El caso de la industria es el más importante ya que ésta viene de crecer tan sólo 3.9% en 2005. La reactivación de este sector es fruto de la mayor confianza que presentan actualmente los industriales. En cuanto al sector de los establecimientos financieros, durante el segundo trimestre de 2006 las utilidades se vieron afectadas significativamente por la crisis que afrontaron los mercados emergentes. Si bien hubo una importante recuperación en el tercer trimestre, el crecimiento acumulado se ubica en 0.6%, muy inferior al crecimiento observado durante 2005 (3.6%).

PIB grandes ramas 2005 y 2006



PIB
Servicios Sociales
Establecimientos Financieros
Transporte
Comercio
Construcción
Industria
Electricidad
Minas y Canteras
Agropecuario
6.4%
2.0%
0.6%
9.2%
9.8%
9.1%
2.4%
0.6%
2.2%
2006*
2005
0.0%
5.0%
10.0%
15.0%
20.0%
Variación anual

* Crecimiento acumulado al tercer trimestre.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda, la formación bruta de capital continúa como el principal motor de la economía colombiana, con una tasa de crecimiento al tercer trimestre de 2006 superior al 28%. Este aspecto garantiza en buena medida la sostenibilidad del actual proceso de expansión económica. El consumo final (hogares y gobierno) también ha mostrado una excelente dinámica en los últimos años. Mientras que en 2005 el consumo de los hogares creció 4.7%, al tercer trimestre de 2006 había alcanzado una tasa de crecimiento superior al 5.7%, lo que en términos históricos resulta una tasa elevada.

PIB según demanda 2005 y 2006



PIB
Importaciones
Exportaciones
Formación Bruta de Capital
Consumo final gobierno
Consumo final hogares
6.4%
20.7%
6.2%
28.4%
1.8%
5.7%
2006*
2005
0%
5%
10%
15%
20%
25%
30%
Variación anual

* Crecimiento acumulado al tercer trimestre.
Fuente: DANE, cálculos Corficolombiana.

La economía colombiana en el contexto Latinoamericano, presenta dos diferencias fundamentales: En primer lugar, según cifras del Fondo Monetario Internacional, el crecimiento en América Latina durante los últimos cuatro años se sustentó en gran medida por el elevado consumo, mientras que la contribución de la inversión al crecimiento apenas superó el punto porcentual. En Colombia, durante el período 2002 – 2005, la inversión y el consumo contribuyeron con cerca de 3.0 puntos de crecimiento cada uno y se espera que para el período 2006 – 2007 la contribución de la inversión supere la del consumo, al acercarse a los 5.0 puntos. No obstante, existe un aspecto crítico relacionado a la falta de dinamismo colombiano en comercio exterior. El elevado ritmo de crecimiento de las importaciones, que al tercer trimestre de 2006 crecía en términos anuales al 20.6% y contrastado con el leve dinamismo de las exportaciones durante el mismo período, 6.2%, ha sido un factor de menor crecimiento que el observado en América Latina. Todavía falta un trecho largo para que el comercio exterior sea una fuente de expansión permanente y se mantiene como una fuente de inestabilidad futura.

Contribución al crecimiento América Latina y Colombia
% anual


América Latina
4
3
2
1
0
-1
2002-05
2006-07
Consumo
Inversión
Exportaciones netas
Colombia
5
4
3
2
1
0
-1
-2
2002-05
2006-07
Consumo
Inversión
Exportaciones netas

Fuente: FMI, DANE y proyecciones Corficolombiana.

El reciente dinamismo de la economía ha permitido mantener la tendencia a la baja en la tasa de desempleo. Si bien el DANE recientemente realizó un cambio metodológico a la Encuesta Continua de Hogares que parecía mostrar un aumento del desempleo, este se da por el incremento de la muestra, lo importante es ver cual es la tendencia del mismo. Para hacer esto miramos la muestra histórica, el resultado es una tendencia de largo plazo positiva en los últimos años. En efecto, la tasa promedio de desempleo para las trece ciudades pasó de un máximo de 18.2% en 2001 a niveles de 13.0% en 2005 y 2006.

Tasa de desempleo (%) para las trece ciudades


22
20
18
16
14
12
10
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06

Fuente: DANE – ECH

En cuanto a la inflación, el comportamiento del IPC durante 2006 también fue favorable y si bien hubo algunas sorpresas negativas en la segunda mitad del año (en especial durante agosto y septiembre), al finalizar se ubicó en el punto medio de la meta establecida por el Banco de la República (4.5%).

Índice de Precios al Consumidor


Variación anual (%)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06

Fuente: DANE.

Sin embargo, como respuesta a las presiones inflacionarias observadas, el Banco de la República incrementó en el 2006 la tasa de intervención en 150 puntos básicos para llevarla a 7.5%. Adicional al ajuste realizado hasta el momento, el Banco de la República continúa advirtiendo sobre las

presiones inflacionarias, en especial sobre el elevado crecimiento de la cartera de crédito de consumo y el alto porcentaje de utilización de la capacidad instalada, que según los industriales (encuestas de Fedesarrollo y la ANDI) se encuentra actualmente por encima del promedio histórico (cerca del 78%).

__Mercados Locales__

A pesar del incremento de 150 puntos básicos en la tasa de intervención durante el 2006, los mercados locales cerraron el año con una fuerte valorización. El comportamiento de éstos durante el año estuvo asociado al contexto externo, en especial a las expectativas frente al comportamiento de la economía estadounidense y al movimiento de tasas de interés externas. Este fenómeno se reflejó ampliamente en la crisis que afrontaron los mercados domésticos durante el segundo trimestre de 2006, hecho generalizado en todos los mercados emergentes. Durante estos meses, la aversión al riesgo de los inversionistas internacionales aumentó considerablemente y su impacto sobre los mercados emergentes fue notable.

En Colombia, el mercado accionario reflejó esta fuerte corrección en los diferentes mercados. El IGBC pasó de 11,094 puntos el 31 de marzo, a niveles cercanos a los 7,000 puntos en los últimos días de junio. Al mismo tiempo la TRM alcanzó niveles superiores a los 2,600 pesos por dólar, lo que en su momento implicó una devaluación anual superior al 12%. Finalmente, el IDP de Corficolombiana, que recoge la valorización promedio de la deuda pública, se desvalorizó notablemente: a finales de junio el IDP perdía más del 10% de su valor. Sin embargo, en la segunda mitad del año el panorama de tasas externas se clarificó y los mercados domésticos se recuperaron y lograron cerrar el año con valorizaciones respecto al 2005. En síntesis, 2006 fue un año de alta volatilidad, en el cual los mercados estuvieron más determinados por las condiciones externas que por el buen desempeño de la economía local.

Comportamiento del Índice de Deuda Pública en 2006


250
240
230
220
210
200
234.3
Ene-06
Feb-06
Mar-06
Abr-06
May-06
Jun-06
Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06
Ene-07

Fuente: Corficolombiana.

En cuanto al comportamiento de la DTF, el canal de transmisión perdió fuerza y no se observó la transferencia de los incrementos en la tasa de intervención del Banco de la República a las demás tasas de la economía. Mientras que en 2005 la DTF cerró en 6.35%, en 2006 esta tasa cerró en 6.69%, con un incremento de sólo 34 puntos básicos. Este fenómeno puede ser explicado por la amplia liquidez de la economía a causa de la política monetaria expansiva del Banco de la República durante 2005 y parte de 2006 y por el aumento de la preferencia por efectivo, a raíz del impuesto a las transacciones, el cual ha reducido la liquidez dentro del sistema financiero a los niveles observados a principio de los ochenta.

Comportamiento DTF nominal y real durante 2006 (% E.A.)


7.0%
6.8%
6.6%
6.4%
6.2%
6.0%
5.8%
5.6%
5.4%
2.6%
2.4%
2.2%
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
Real eje der)
Nominal (eje izq)
Ene-06
Feb-06
Mar-06
May-06
Jun-06
Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06

Fuente: Banco de la República, cálculos Corficolombiana.

El comportamiento del dólar sorprendió también a gran parte de los analistas que esperaban devaluación en 2006. El comportamiento de la cotización del dólar estuvo estrechamente correlacionado con el comportamiento de los demás activos domésticos. Al finalizar el año, el peso colombiano presentó una revaluación anual cercana al 2% al cerrar en 2,238.79 pesos por dólar.

Después de presentar una fuerte valorización a lo largo de 2005 (118%), el mercado de renta variable se caracterizó en 2006 por su volatilidad, a tal punto que el 13 de junio se suspendieron las negociaciones en la BVC debido a que el IGBC había descendido más de 10%. Esta caída fue explicada en gran medida por el incremento de la aversión al riesgo que generó la política monetaria de la Reserva Federal y el alto nivel de apalancamiento que mostraba el mercado accionario local. Sin embargo, en la segunda mitad del año el buen comportamiento que presentaron los demás mercados emergentes, al igual que la apreciación de las bolsas en Estados Unidos le dieron un impulso al mercado de renta variable local, por lo que el IGBC presentó una valorización de 17.32% en 2006.

Sector Financiero

En 2006 continuó el fuerte crecimiento de los desembolsos y de la cartera de crédito. Con cifras a noviembre, el saldo de la cartera de crédito comercial había crecido 22.4% anual y el saldo de la cartera de microcrédito lo había hecho a una tasa de 34.2% anual. Durante todo el año, el saldo de la cartera de crédito de consumo creció por encima del 40% anual y al finalizar 2006, la tasa de crecimiento se acercaba al 50%. Adicionalmente, desde el segundo trimestre de 2006 la cartera de crédito de vivienda comenzó a registrar tasas de variación positivas y al finalizar el año (noviembre) alcanzaba un crecimiento de 11.6% (descontando cartera titularizada).

Cartera de créditos


80%
60%
40%
20%
0%
-20%
-40%
Variación anual
Ene-03
May-03
Sep-03
Ene-04
May-04
Sep-04
Ene-05
May-05
Sep-05
Ene-06
May-06
Sep-06
Comercial
Consumo
Microcrédito
Vivienda

Fuente: Superintendencia Financiera.

Los indicadores de calidad de cartera se encuentran históricamente bajos. Desde comienzos de 2002, el indicador de calidad (cartera vencida sobre cartera total) ha mejorado significativamente, tendencia que se acentuó desde mediados de 2004. Durante 2006 el indicador presentó una estabilidad al ubicarse entre 2.8% y 3.0%. Sin embargo el ritmo de crecimiento de los desembolsos y de los saldos, en especial en el caso del crédito de consumo, implica un riesgo importante en el mediano plazo. Por lo tanto, es de esperar que en el mediano plazo se presente algún deterioro de la calidad de la cartera que debería moderar el actual crecimiento de los desembolsos.

Indicador de calidad de cartera



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Cartera vencida / cartera total
15.3%
2.8%
Nov-95
Nov-96
Nov-97
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06

Fuente: Superintendencia Financiera.

En términos generales, la salud sector financiero ha mejorado sustancialmente, hecho que se refleja ampliamente en los indicadores de calidad y profundización financiera. Desde 1997 la profundización financiera en el país se había reducido considerablemente, en parte debido a la crisis que afrontó el sector a finales de la década pasada. En 2004 se alcanzó un grado de profundización financiera, medida como la proporción cartera total sobre PIB, inferior al 26%. Después de una relativa estabilidad en 2005, el año anterior la profundización financiera debe haber mejorado.

Perspectivas 2007

Las perspectivas económicas para 2007 son positivas. Si bien existen varios riesgos como la desaceleración de la economía global, los incrementos en las tasas de interés domésticas, los menores precios de los bienes primarios y el continuo deterioro de la cuenta corriente, en términos generales esperamos que la inercia de la economía permita registrar una tasa de crecimiento del PIB cercana al 5.0% e incluso superior.

En cuanto al sector de establecimientos financieros, esperamos que la dinámica del crecimiento de la cartera de crédito y los menores riesgos asociados a la tasa de interés, permitan que el sector recupere las tasas de crecimiento observadas en años anteriores. En otras palabras, después de un crecimiento de 1.9% estimado para 2006, el sector crecería a una tasa cercana a 4.5% en 2007, superior a la tasa registrada en 2005 (3.6%).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Patrimonio y Relación de Solvencia

El patrimonio de la Corporación a diciembre de 2006 fue de $1.552.251 millones, ubicándose en el tercer lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia y Banco de Bogotá.

La relación de solvencia a cierre del año 2006 fue de 24.32%, un 40% superior al 17.36% registrado en diciembre de 2005.

Pérdidas y Ganancias

La Corporación se ubicó en el primer lugar de utilidades del sector financiero a cierre del año 2006 registrando una utilidad neta de $672.825 millones en el año y $558.278 millones en el segundo semestre.



UTILIDAD NETA
750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
46,644
31,170
25,879
59,299
223,083
114,547
672,825
Dic-04
Jun-05
Dic-05 - (F)
Jun-06 - (F)
Dic-06 - (F)
CFC
CFV

Durante el año 2006 se destacó el aporte del negocio de inversiones al total de ingresos de la Corporación a través del rubro de dividendos y la valoración de inversiones; por su parte la tesorería y banca de inversión hicieron su aporte en menor proporción; la utilidad en venta de bienes recibidos en pago y de activos fijos fueron ingresos importantes en el resultado operacional neto, que a diciembre 31 fue de $655.656 millones, valor que supera en 250% al resultado obtenido a diciembre de 2005.

RESULTADO OPERACIONAL NETO



750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
47,442
35,963
24,600
71,011
186,693
107,382
655,656
Dic-04
Jun-05
Dic-05 - (F)
Jun-06 - (F)
Dic-06 - (F)
CFC
CFV

En el negocio de inversiones se destaca el efecto que tuvo el cambio de bursatilidad de la acción de Promigas de media a baja. Según el capítulo I de la Circular 100 de 1995 de la Superintendencia Bancaria, que se refiere a la Clasificación, valoración y contabilización de inversiones disponibles para la venta, cuando una inversión pasa de alta o media a baja bursatilidad, se debe realizar contra un ingreso por valoración la ganancia o pérdida acumulada no realizada, Para el caso de la Corporación, este cambio de bursatilidad implicó llevar como un ingreso por valoración el saldo de la cuenta del patrimonio correspondiente a ganancias no realizadas por un valor de $504.491 millones. Adicionalmente en el segundo semestre se recibieron dividendos por $62.299 para un total de dividendos al año de $143.172 millones. Por comisiones y otros ingresos se recibieron $12.092 millones en el segundo semestre. El negocio de inversiones de renta variable le generó ingresos a la Corporación por $717.828 millones durante el año 2006.

La tesorería contribuyó al resultado operacional neto con ingresos de $35.181 millones en el segundo semestre y $78.013 millones en el total del año 2006.

Por su parte el negocio de Banca de Inversión registró un ingreso por comisiones de $6.020 millones en el segundo semestre y $10.167 millones al cierre del año 2006.

Los gastos de administración alcanzaron la suma de $67.212 millones al cierre del año 2006, de los cuales $32.341 millones corresponden el segundo semestre donde los gastos de publicidad causados por el cambio de imagen corporativa y las adecuaciones realizadas a las instalaciones de la Corporación representan una parte importante.

La venta de bienes recibidos en pago y de activos fijos generó para la Corporación ingresos netos por $18.444 millones, de los cuales $8.586 se registraron en el segundo semestre.

ACTIVIDAD COMERCIAL

Mercadeo

Una vez realizada la cesión de activos y pasivos de la unidad de intermediación y estructuradas las unidades de negocios indispensables para el éxito del nuevo enfoque estratégico, se consideró que era el momento propicio para realizar la renovación de la imagen institucional, ajustarla a las nuevas actividades emprendidas y cambiar el posicionamiento en nuestros clientes, que identificaban a la Corporación como una entidad muy fuerte en el negocio de intermediación y desconocían las nuevas áreas de negocios.

Conjuntamente con Harold Zea y asociados, se trabajó en el diseño de la nueva imagen y en la estrategia de comunicación más adecuada para comunicarla. Una vez aprobada la estrategia por la Junta Directiva, se realizaron actividades de divulgación, con eventos especialmente preparados para nuestros clientes, en las ciudades donde la corporación tiene actividades, con el apoyo de una campaña publicitaria en los principales diarios y revistas del país. La campaña, el cambio de imagen en nuestras oficinas y los eventos desarrollados durante los meses de septiembre y octubre tuvieron gran acogida por parte de nuestros funcionarios, clientes y entidades del sector financiero.

Banca Privada

Durante el segundo semestre, se dio inicio al trabajo de comercialización de portafolios de inversión a través de la nueva unidad de banca privada, cuyo enfoque es la distribución de productos de inversión de la Corporación, de sus filiales, de otras compañías del Grupo AVAL y de entidades financieras del exterior, para poner una amplia gama de alternativas a disposición de los clientes, personas naturales de altos ingresos, mediante un servicio de asesoría integral personalizada.

La fuerza comercial ofreció a nuestros clientes una gama de productos que contempló, desde inversiones en CDT en la Corporación y en la compañía de Leasing Corficolombiana, hasta inversiones en TES, acciones y otros papeles del mercado, a través de Casa de Bolsa Corficolombiana. La comercialización de esta nueva gama de productos presentó una ejecución destacada, con buenos crecimientos y diversificación en cuanto a la composición de portafolios para los clientes.

Confirmando lo anterior, la consecucion de certificados de depósito para la Corporación presentó un excelente comportamiento, con una tasa de crecimiento semestral de 52.7%, con depósitos por $333.000 millones al finalizar el mes de diciembre, la captación de Banca Privada corresponde al 39% del total de depósitos de la Corporación que cerró el año con CDT´s por valor de $852.520 millones. Situación similar se presentó en la comercialización de este tipo de depósitos, para nuestra filial Leasing Corficolombiana, con un crecimiento semestral del 45.5% y un saldo al finalizar diciembre de $171.600 millones. En conjunto, la banca privada terminó el semestre administrando recursos de inversión en CDT por $504.600 millones.

La consecución de recursos para los fondos comunes ordinarios y especiales para nuestra filial Fiduciaria Corficolombiana no cumplió con lo presupuestado en parte por el ajuste que tuvo este segmento de mercado en el segundo trimestre. Si bien la rentabilidad de los fondos administrados

por la Fiduciaria Corficolombiana, siempre fue positiva y superior a la media del sector, este factor permitió detener el retiro de recursos y mantener recursos de clientes de banca privada llegando en diciembre a un saldo cercano a los $70.000 millones.

Con nuestra filial Casa de Bolsa Corficolombiana, se trabajó principalmente en la comercialización de TES, acciones y operaciones simultáneas, se realizaron operaciones por $494.000. En el año completo se genero un volumen de operaciones por $644.000 millones.

En la búsqueda de nuevos productos para nuestro mercado objetivo, se suscribió con Porvenir S.A., un convenio para la distribución de fondos de pensiones voluntarias y con Leasing de Occidente un convenio para la distribución de su productos de leasing habitacional, se dictaron charlas de capacitación sobre estos nuevos productos a la fuerza comercial a nivel nacional y se establecieron metas de comercialización para el año 2007. De igual manera, se adelantaron conversaciones con entidades financieras del exterior, para comercializar documentos de inversión, que permitan ampliar la oferta a nuestros clientes con portafolios de diferentes estructuras en cuanto a, tasa, moneda y perfil de riesgo.

Para el año 2007, esperamos consolidarnos ante nuestros clientes como su principal alternativa en el momento de tomar decisiones de inversión, con una gama de portafolios ampliada y asesores adecuadamente informados y capacitados en las oportunidades que ofrecen los mercados. Para tal propósito hemos venido trabajando en el desarrollo de una herramienta de medición de gestión que permita un seguimiento a la acción comercial sobre nuestros clientes, a las alternativas de inversión y a la generación de mayores comisiones para la Corporación.

MESA DE DINERO

En este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados que participa. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 9º lugar dentro del ranking general del 2006, con una participación del 5.05% del mercado primario y del 11.7% del mercado secundario (SEN). Al cierre de 2006, el portafolio de inversiones de la Corporación ascendió a $1.034.448 millones lo que representa un incremento del 21.36% con respecto al cierre de Junio de 2006.

En el mercado de moneda extranjera y derivados seguimos con una presencia importante, no sólo con clientes locales, sino también con los internacionales que están operando en el mercado colombiano. Al cierre de 2006, nuestro portafolio de derivados Peso / Usd ascendía a un valor de Usd $1.221 millones, que significa un aumento del 65%, comparado con el cierre a Junio de 2006. La participación de la Corporación en este mercado durante el 2006 fue del 5.71%. En este período, la participación de la Corporación en el mercado Spot Peso/ Usd fue del 21.38% (Con base en información a noviembre de 2006).

Para el 2007, seguiremos la exploración de otros mercados, buscando invertir de la manera más eficiente los excedentes de liquidez de la Corporación y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El segundo semestre del año 2006 continuó la trayectoria de buenos resultados para el portafolio de inversiones de capital de la Corporación. El comportamiento del mercado de capitales y de la inversión extranjera en renta variable en Colombia, son importantes para entender el entorno en que se está desarrollando el negocio de inversiones de capital en nuestro país.

El mercado accionario en Colombia, representado por el indicador líder de la Bolsa de Valores de Colombia, recuperó el terreno perdido tras el ajuste de mayo-junio, avanzando un contundente 39% en el segundo semestre del año, y concluyendo el 2006 con un alza anual de 20%. Adicionalmente, la creciente actividad en el mercado de capitales se vio reflejada en la tendencia de volúmenes tranzados en bolsa, que en diciembre promedió 137 mil millones de pesos diarios.

Indice General Bolsa Colombia (IGBC)
Base Julio 2, 2001 = 1000


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
02-Ene-06
9,255.64
ene-05
mar-05
may-05
jul-05
sep-05
nov-05
ene-06
mar-06
may-06
jul-06
sep-06
nov-06


Volumen promedio negociado (COP mil millones)
180
160
140
120
100
80
60
40
20
0
Ene-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Ene-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

Fuente: Bolsa de Valores de Colombia

La recuperación de la bolsa ocurrió en un entorno regional más amplio, ya que después de la turbulencia especulativa de mediados de año, que conllevó la salida de capitales externos, los inversionistas extranjeros han retomado confianza en los fundamentales latinoamericanos y específicamente en los colombianos.

Saldo de Fondos de Inversión Extranjera en Renta Variable
A Noviembre de 2006



Billones de pesos
5.0
4.0
3.0
2.0
1.0
0.0
ene-03
jul-03
ene-04
jul-04
ene-05
jul-05
ene-06
jul-06
Nov-06
COP 3,68 billones

Fuente: Superintendencia Financiera

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Transporte, Acueducto y Alcantarillado, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno.

Composición del portafolio de renta variable por sectores
A valor en libros diciembre de 2006.
100% = $1.6 billones



INDUSTRIAL 2%
CONSUMO 3%
HOTELES 7%
INMOBILIARIO 2%
MADERA 1%
MINERIA 3%
TECNOLOGIA 0%
AGRO 3%
CONCESIONES 15%
GAS 36%
ENERGIA 13%
HIDROCARBUROS 2%
FINANCIERO 13%

El portafolio consolidado de la Corporación al 31 de diciembre del 2006 alcanzó la suma de $1.6 billones de pesos, comparado al agregado de $1.8 billones al 30 de junio del 2006, tomando en cuenta las desinversiones detalladas más adelante. Dentro de las inversiones que cotizan en bolsa, el segundo semestre de 2006 enmarcó alzas en las acciones de Fabricato Tejicondor (75%), Mineros (26%), Promigas (22%), y Gas Natural (3%); las acciones de AV Villas, Colombina S.A., Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación.

La Corporación cerró el 2006 con un excelente desempeño en ingresos por dividendos generados por las compañías del portafolio, que en el segundo semestre ascendieron a $62,299 millones superando al ingreso del mismo periodo del 2005, de $59,062 millones. En general, el resultado favorable en ingresos obedece a los excelentes resultados obtenidos en el año en nuestras principales compañías, enmarcados en un entorno económico de crecimiento saludable. Las compañías líderes en generación de dividendos son Promigás, Concecol, Coviandes y PISA. También fueron importantes los ingresos operacionales que generó Proyectos de Energía S.A..

Ingresos Vicepresidencia Inversiones	Año 2005	Año 2006	I Semestre 2006	II Semestre 2006
Dividendos	89,201	143,172	80,873	62,299
Valorización(*)	75,608	535,224	19,961	515,264
Utilidad en Venta de Acciones (**)	35,152	25,128	350	24,778
Comisiones (***)	-	14,358	2,266	12,092
Diferencia en cambio	(1,102)	(54)	(54)	-
Total inversiones	**198,860**	**717,828**	**103,396**	**614,432**

(*) Para 2006 incluye $504,491 millones de valorización por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre

(**) Para 2006 incluye $24,563 millones de la venta del 9.94% de la participación en Promigas a $27,000 por acción el 26 de diciembre

(***) Para 2006 incluye $9,500 millones de los dividendos pagados (nov) por la EEB a PESA, mas los ingresos mensuales de aproximadamente $350 millones

Por otro lado, se viene trabajando en transacciones dentro de nuestras inversiones que simplifiquen su estructura. En este renglón, se ejecutó, hacia finales de 2006, la fusión de Compañía Agropecuaria Pajonales, Molino Pajonales y Desmotadora del Norte Tolima.

Se perfeccionó el proceso de escisión de la Central Hidroeléctrica Betania S.A. ESP y Proyectos de Energía S.A. , que dará lugar al intercambio de activos mediante el cual Proyectos de Energía S.A. adquiere la subestación eléctrica y la propiedad sobre las acciones de la EEB. En el año 2007 se culminará esta operación con el registro de las acciones a favor de PESA y la aclaración de la escritura pública por la cual se perfecciona la escisión para incluir el traspaso del inmueble en el cual se encuentra la subestación eléctrica.

Las Vicepresidencias de Inversiones y de Portafolios de Inversión trabajan conjuntamente en su misión de maximizar el retorno de los activos de la Corporación, y la rotación constante de éstos es un componente fundamental para lograr este objetivo. La discusión detallada de las transacciones ejecutadas en segundo semestre del 2006 puede ser consultada en la sección de Portafolios de Inversión.

PORTAFOLIOS DE INVERSION

Durante el segundo semestre del año 2006, la Corporación continúa desarrollando sus dos labores en el área de portafolios de Inversión: la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) y la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación.

Fondos de Capital Privado

En lo que respecta a la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) para la Corporación, durante el segundo semestre del año 2006 se adelantaron las gestiones en los siguientes aspectos:

Definición y estructuración de FCP´s

Durante el segundo semestre de 2006, el área de Portafolios de Inversión concentró gran parte de su gestión en la organización y estructuración del FCP concentrado en activos de infraestructura. Dentro de dicha gestión, se han adelantado las actividades tendientes a: i) consolidar el vehículo de inversión y el esquema de administración que se ofrecerá a los posibles suscriptores del fondo, ii) adelantar los estudios y modelos financieros necesarios que darán soporte al fondo y a los inversionistas y iii) adelantar todas los documentos y gestiones necesarias ante el regulador con el fin de obtener la respectiva aprobación del fondo.

Promoción

La Corporación se unió a las iniciativas propuestas por el Gobierno a través de la Bolsa de Valores de Colombia en el programa Colombia Capital, el cual busca con su componente dedicado a FCP´s promover este nuevo instrumento dentro del mercado de valores e incentivar su desarrollo.

Es así como durante el segundo semestre de 2006, la Corporación ha hecho parte de diferentes reuniones propuestas por Colombia Capital en las cuales ha presentado la visión de la Corporación y su papel en el mercado con estos nuevos instrumentos. El público a quien fue dirigido, cuenta entre otros con fondos de pensiones e inversionistas institucionales, otros fondos de inversión de capital privado nacionales y extranjeros y representantes del Gobierno.

Normatividad

Durante el segundo semestre de 2006, se han presentado eventos en la regulación que han demandado especial atención. El Gobierno ha querido unificar la regulación sobre carteras colectivas, donde se encuentran los recientemente creados FCP.

En términos generales, el Ministerio de Hacienda, a través de decreto, desea modificar la Resolución 400 de 1095 en lo que respecta a carteras colectivas. Es así como la Corporación de manera independiente y también en conjunto con Colombia Capital ha estudiado ampliamente el tema con el fin de visualizar los impactos que pueda tener la nueva regulación tanto para la

Corporación como estructurador y administrador de este tipo de vehículos, como para los inversionistas y los fondos.

Rotación del Portafolio

En lo relacionado con la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación, durante el segundo semestre de 2006, las Vicepresidencias de Portafolios de Inversión e Inversiones adelantaron las siguientes labores:

Se realizaron siete (7) ventas de inversiones, entre las cuales se cuenta a Valores Cineco S.A., N.Hurtado y Cía, Inversiones Holguín Hurtado S.A., Mayagüez, Valores Diaco S.A., Textiles Fabricato Tejicondor S.A. y Promigas S.A., sumando un valor total de venta de $365.262 millones de pesos y arrojando utilidades para la Corporación por un valor de $24.773 millones de pesos.

De estos procesos cabe resaltar el proceso de venta de una participación en Promigas S.A., en el cual Prisma Energy adquirió el 9.94% (13.211.427 acciones) de la participación de la empresa en poder de la Corporación, a través de una OPA en la Bolsa de Valores de Colombia, por un valor de compra de $356.708 millones de pesos, arrojando una utilidad en la venta para la Corporación de $24.562 millones de pesos. No obstante lo anterior, como ya se indicó antes, en el mes de octubre de 2006, por cambio en la bursatilidad de la acción de Promigas S.A., la Corporación causó $504.491 millones de pesos de utilidad, de los cuales, como consecuencia de la venta se liberan para los accionistas utilidades por $206.124 millones de pesos adicionales a los obtenidos como utilidad en la venta. Después de realizada la venta, la Corporacion mantiene una participación en Promigas S.A. del 14.39%.

Adicionalmente, durante el segundo semestre de 2006 se realizaron estudios con el fin de movilizar algunas de las inversiones y analizar la participación en procesos licitatorios de concesiones viales, así como también en la venta de Ecogás.

BANCA DE INVERSION

Durante el segundo semestre de 2006 se continuó y concluyó la ejecución de mandatos que hicieron de este año el de mejor desempeño de la Banca de Inversión de la Corporación en su historia. A lo largo del año se movilizaron recursos por más de $2.7 billones.

Se cumplieron las metas de mantener y ampliar los segmentos objetivos del negocio. Es así como se desarrollaron mandatos en los diferentes tipos de productos: Emisiones en el Mercado de Capitales, Créditos Sindicados y Fusiones y Adquisiciones.

Así mismo, se implementó y desarrolló la estrategia de expandir el negocio a diferentes ciudades del país, utilizando la capacidad comercial y de ejecución de los gerentes comerciales de la Corporación, con lo que se ha logrado atacar el segmento empresarial de una forma eficiente y rentable.

De otro lado, durante el año se intensificó la estrategia de establecer vínculos y negocios con bancos internacionales que le den a la Corporación la capacidad de acceder a mercados y productos en el exterior.

Es de destacar el desarrollo de nuevos productos y estructuras, especialmente para el mercado de capitales, algunas de las cuales fueron exitosamente ejecutadas en 2006, como la titularización de ingresos de la Empresa de Acueducto de Bogotá y la titularización de pagarés de Argos para Cementos Andino. Otros de estos productos que se desarrollaron durante el año deberán ser colocados en 2007, como las notas estructuradas.

Los principales negocios ejecutados durante 2006 fueron los siguientes:

Estructuración y Colocación de Títulos en el Mercado de Capitales. Se estructuraron las siguientes emisiones: titularización de Pagarés de Argos para Cementos Andino, titularización de ingresos de la Empresa de Acueducto de Bogotá, emisión de bonos ordinarios de Leasing de Occidente, emisión de bonos ordinarios de Emgesa y emisión de bonos del Banco de Occidente. Así mismo la Corporación participó en la colocación del cuarto y quinto tramo de los bonos de ISA (Corficolombiana colocó el 52% y 64% respectivamente) y en la colocación de títulos hipotecarios de la Titularizadora Colombiana.

Créditos Sindicados. Se estructuraron y distribuyeron los siguientes créditos sindicados durante el año: Protabaco, Eurocerámica, Aguafresca , Cipa–Somex , Comsisa y Multidimensionales.

Fusiones y Adquisiciones. El año 2006 fue particularmente activo en este producto para todo el sector y la Banca de Inversión de la Corporación ejecutó algunos de los negocios más importantes del año. Se desatacan los mandatos para la vinculación de un Socio Estratégico a Colombia Móvil, la Venta de Batelsa y la asesoría en el intercambio de acciones de Transelca e ISA.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones. Es de destacar la realización del Sexto Foro de Analistas que permitió conocer y difundir las opiniones sobre la situación de la economía para 2007 de los más destacados analistas económicos del sector financiero.

GERENCIA DE INMUEBLES

Durante el segundo semestre del año 2.006 en la Corporación Financiera Colombiana S.A. ingresaron nuevos bienes en dación en pago por valor de $1.039 millones, frente a unas ventas de estos activos por valor de $14.789 millones.

Las ventas, representadas principalmente en lotes y bodegas, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $6.187 millones y el saldo de las daciones en pago disminuyó de $81.949 millones en Junio 30 de 2.006 a $69.591 millones en Diciembre 31 de 2.006.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval – Viviendas Planificadas S.A., Valora S.A. y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Durante el año 2.006 (incluyendo primer y segundo semestres) las ventas de inmuebles ascendieron a $43.403 millones incluyendo los Bienes Recibidos en Pago, Inmuebles Saneados y Activos Fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias por valor de $18.444 millones.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que en el mes de junio de 2006 la Corporación realizó una cesión de Activos y Pasivos al Banco de Bogotá, entregando la cartera con su respectivo fondeo, el SARC de Corficolombiana tuvo un nuevo enfoque. El Modelo econométrico desarrollado ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y portafolios de inversión.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería, en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas; adicionalmente, la Corporación cuenta con una herramienta que permite el cálculo en línea de las posiciones y riesgos de mercado lo cual permite detectar de manera oportuna cualquier situación que pueda derivar en riesgos superiores a los aprobados.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta a la Junta Directiva un reporte sobre el cumplimiento de los mismos.

Existe un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001 de la Superintendencia Bancaria. En el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

La Corporación ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

La Corporación, estableció, a comienzos del año 2006, un plan de trabajo de implementación de una adecuada gestión de riesgo operacional en cuatro fases, las cuales se describen a continuación:

Fase I: En esta fase se realizó un diagnostico y se evaluó cual sería el enfoque de implementación que se le daría a este tema. Se presentó a la administración un cronograma de trabajo, en el cual se planteaba como objetivo la construcción de un marco de gestión de riesgo operacional. Esta etapa se cumplió en su totalidad satisfactoriamente.

Fase II: Esta fase tiene como objetivo el diseño e implementación de los tres enfoques definidos por la Corporación para la gestión de riesgo operacional: enfoque cultural, enfoque cualitativo y enfoque cuantitativo. En el enfoque cultural, se estableció cual iba a ser la estrategia de riesgo, se definieron los tipos de riesgos y líneas de negocio y se establecieron algunas políticas generales de riesgo operacional. El enfoque cualitativo considera metodologías de medición de riesgo y controles, indicadores de riesgo operacional y la estructura de los informes. Finalmente el enfoque cuantitativo establece la estructura de la base de datos de eventos de riesgo operacional y todo el soporte técnico que requiere su desarrollo. Esta fase se encuentra en desarrollo.

Fase III: Se definió que la metodología de medición de riesgo operacional debía trabajarse inicialmente en un plan piloto, con el objetivo de aprender de su implementación. Una vez evaluado el plan piloto, se establecerá todo el esquema en las demás líneas de negocio. La Corporación definió el negocio de Mesa de Dinero como plan piloto, el cual se inicio en el segundo trimestre del 2006 y se encuentra en desarrollo.

Fase IV: Esta fase es la implementación de todo el sistema de gestión de riesgo operacional a todas las líneas de negocio que tiene la Corporación. Esta fase comenzará una vez se finalice con el plan piloto.

La Superintendencia Financiera expidió la Circular Externa 048 de diciembre de 2006, la cual está incorporada en el capitulo XXII de la Circular Básica Contable y Financiera. Esta circular fija las bases y los lineamientos mínimos que deben ser implementados a partir de julio de 2007, por las entidades, para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO). Sobre el particular, la Corporación se encontrará completamente preparada para la entrada en vigencia de dicha norma, dado que muchos de los requerimientos impartidos, se trabajaron durante el año 2006.

Riesgo de Lavado de Activos

El SIPLA de la Corporación está basado en la evaluación del riesgo lavado para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

El riesgo de lavado de activos se define como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada para canalizar recursos provenientes o con destino a actividades delictivas, La Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio.

Para ello, anualmente se aprueba el plan elaborado por el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de riesgo de lavado de activos, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

Para la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo, dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

La estructura organizacional y administrativa al final del año, presentó grandes cambios, frente al inicio, producto de la fusión, la posterior cesión de activos y pasivos al Banco de Bogotá, la nueva estrategia de negocios y la estabilización de los procesos.

A 31 de diciembre de 2006, la Corporación contaba con una planta de personal de 320 empleados, que representa una disminución del 36.76 % respecto a los 506 empleados que iniciaron el año al momento de la fusión. Para esta importante reducción la Corporación llevó acabo un plan de retiro, e implementó un programa de apoyo para la reubicación laboral, con muy buenos resultados.

Dentro de otras acciones llevadas a cabo, están la adecuación física de las oficinas, la unificación de procesos y aplicativos administrativos y el ajuste a la estructura de gastos.

La Corporación continuó con el fortalecimiento de las competencias necesarias para la consolidación de las áreas estratégicas del negocio y áreas de soporte con el fin de lograr los objetivos propuestos por la entidad.

AVANCES TECNOLÓGICOS

Durante en el segundo semestre del 2006 el área de sistemas continuó el desarrollo de su plataforma tecnológica y dio inicio a importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Fase de diseño y especificaciones del proyecto de Gestión de procesos operativos de la Mesa de Dinero;
- Fase de diseño y especificaciones del proyecto de Cliente Único para la Corporación y sus filiales financieras;
- Fase de desarrollo del proyecto de Base de Datos de Riesgo Operacional, y
- Fase de desarrollo del proyecto de Caja y Bancos.

Adicionalmente continuó el apoyo operativo al Banco de Bogotá, requerido por el proceso de cesión de activos y pasivos y el apoyo tecnológico a las filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:

- Gerardo Silva Castro
- Jorge Iván Villegas Montoya

- Alvaro Jesús Velásquez Cock.

El Comité de Auditoria, como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones durante el segundo semestre los días 9 de agosto y 13 de diciembre de 2006, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a junio de 2006.
b) La cartera por calificación a marzo de 2006.
c) La cartera a noviembre de 2006.
d) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.
e) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   - ✓ Seguimiento de la Planeación anual de Auditoria, con base en riesgos.
   - ✓ Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
   - ✓ Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - ✓ Estadísticas de seguimiento y control con base en la planeación.
f) Revisó los oficios recibidos de la Superintendencia Bancaria con sus correspondientes respuestas y seguimiento a su mejoramiento.
g) Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta directiva, con el fin de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.
h) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
i) En reunión del 13 de diciembre de 2006, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:
- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Entidad.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal y Auditoria Interna.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 105 del Estatuto Orgánico del Sistema Financiero y en los numerales 2.2.1 y 2.2.2 del capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Bancaria, hoy Superintendencia Financiera de Colombia, la Corporación tiene adoptado un Código de Ética y Conducta y un Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos aprobados por la Junta Directiva, los cuales contienen las disposiciones establecidas para evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

El Código de Ética y Conducta y el Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos, fueron actualizados durante el año 2006 para incorporar las mejores prácticas antilavado de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A., y para la aplicación de mejoras a los controles.

Adicionalmente, la Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento, dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

Durante el año 2006 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2006, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento. En cumplimiento de este plan y de las normas vigentes, la Corporación efectuó los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del segundo semestre del año 2006 no se han presentado deficiencias de controles internos que hayan impedido a la corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma

NUEVAS DISPOSICIONES LEGALES

<u>Ventanillas preferenciales para mayores de 65 años.</u>

Congreso de la República. Ley 1091 de 2006 "Por medio de la cual se reconoce al Colombiano y Colombiana de Oro"

Esta norma señala que todas las entidades estatales y privadas que presten servicios al público deberán tener un lugar o ventanillas de preferencia para atender a los colombianos mayores de 65 años debidamente acreditados mediante la tarjeta colombiano de oro, la cual deberá ser expedida por la Registraduría Nacional. El Gobierno deberá reglamentar la ley dentro de los seis meses siguientes a su promulgación.

<u>Reforma Tributaria</u>

Congreso de la República. Ley 1111 de 2006. "Por la cual se modifica el Estatuto Tributario de los impuestos administrados por la dirección de impuestos y aduanas nacionales"

La reforma consagra, entre otras disposiciones, la eliminación paulatina del impuesto de timbre, la reducción del impuesto de renta, el establecimiento de 8 tarifas del IVA y la creación de la unidad del valor tributario (UVT), con un valor inicial a $20.000.

Será deducible el 100% de los impuestos de industria y comercio, el de avisos y tableros y el predial, siempre tengan relación de causalidad con la actividad económica del contribuyente. El 25% del gravamen a los movimientos financieros también puede ser deducido independientemente de que tenga o no esa relación de causalidad.

Desde el 2007, las personas naturales y jurídicas contribuyentes de renta podrán deducir el 40% del valor de las inversiones realizadas en activos fijos reales adquiridos, incluso bajo la modalidad de leasing financiero.

El impuesto de renta será reducido gradualmente en el año 2007 será del 34% y en el 2008 pasará a ser del 33%, en ese punto será estabilizado.

Desde el 2007 hasta el 2010, todas las personas naturales o jurídicas y las sociedades de hecho contribuyentes declarantes del impuesto sobre la renta con un patrimonio igual o superior a $3.000 millones de pesos deberán pagar el impuesto al patrimonio, la tarifa es del 1.2% sobre la base gravable señalada en el artículo 295 del Estatuto tributario y se casará el 1 de enero de cada año.

El impuesto de timbre será eliminado paulatinamente, en el 2008 pasará a ser del 1% y en el 2009 será del 0.5%, y desparecerá a partir del 2010. De igual manera de aumento la base gravable de este tributo, que comprende los documentos en los que consten obligaciones con cuantía superior a 6.000 unidades de valor tributario (UVT).

Ley de Insolvencia Empresarial.

Congreso de la República. Ley 1116 de 2006. "Por la cual se establece el Régimen de Insolvencia Empresarial en la República de Colombia y se dictan otras disposiciones".

El Congreso aprobó la ley de insolvencia empresarial, que reemplaza la Ley 550 de 1999. Al igual que su antecesora, los objetivos de la ley son facilitarla recuperación económica de las empresas en dificultades económicas y proteger a los acreedores.

La ley corrige las deficiencias que fueron detectadas a la antigua ley, para favorecer los intereses de las empresas y sus acreedores. Principalmente se agilizan los trámites y se supera la visión del proceso como el simple pago de deudas, para enfocarse en la reorganización y recuperación económica de la empresa.

La ley entrará en vigencia en seis (6) meses después de su promulgación, tiempo en el cual seguirá rigiendo la Ley 550 de 1999.

Autorregulación del mercado de valores.

Ministerio de Hacienda y Crédito Público. Decreto 1565 de 2006 "Por la cual se dictan disposiciones para el ejercicio de la actividad de autorregulación del mercado de valores."

Establece que deberán autorregularse todas las personas que realicen actividades de intermediación de valores. El organismo autorregulador deberá tener funciones normativas, de supervisión y disciplinarias.

También se regulan entre otros temas, los aspectos generales de la autorregulación en el mercado de valores (sujetos y alcance de la autorregulación). las funciones de los organismos de autorregulación (función normativa, de supervisión y disciplinaria), los aspectos preliminares del proceso disciplinario (principios, actuaciones en el proceso, pruebas y sanciones) y la inscripción y admisión de los miembros intermediarios del mercado de valores.

Este decreto fue modificado parcialmente por el decreto 3516 de 2006, en cuanto a la distribución de cobros, tarifas y pagos y permite que los organismos de autoregulación acepten a intermediarios de valores inscritos en el registro naciona de agentes del mercado de valores y a personas que no tengan el carácter de intermediarios de valores que se acojan voluntariamente al las funciones de autorregulación.

Ofertas públicas de adquisición

Ministerio de Hacienda y Crédito Público. Decreto 1941 del 13 de junio de 2006 "Por el cual se dictan disposiciones sobre ofertas públicas de adquisición".

Mediante este decreto se derogan y subrogan algunos artículos que versan sobre la oferta pública de adquisición contemplada en la resolución 400 de 1995.

- El decreto deroga el artículo 1.2.5.2. de la referida resolución sobre publicidad de la oferta pública ante la Superintendencia de Valores, modifica los porcentajes de adquisición de acciones en las ofertas públicas de adquisición, señala los eventos en los cuales no se debe realizar la oferta pública de adquisición, determina el carácter irrevocable de la oferta pública de adquisición, establece los requisitos para la autorización por parte de la Superintendencia Financiera de la oferta pública de adquisición y establece las obligaciones del oferente, del emisor y de la bolsa de valores durante la oferta pública de adquisición.

<u>Corresponsales no Bancarios</u>

Ministerio de Hacienda y Crédito Público. Decreto 2233 de 2006 "Por el cual se reglamentan los servicios financieros prestados por los establecimientos de crédito a través de corresponsales"

Por medio de este decreto se autoriza a los establecimientos de crédito, bajo su plena responsabilidad, la prestación de sus servicios por medio de terceros corresponsales, conectados a través de sistemas de transmisión de datos.

Los corresponsales podrán ser personas naturales o jurídicas que a través de instalaciones propias o de terceros atiendan al público. Estos corresponsales. El decreto define los servicios que podrán prestarse por este medio; además regula, entre otros aspectos, el contenido de los contratos, la autorización por parte de la Superintendencia Financiera de los modelos de contratos y las obligaciones de los establecimientos

<u>Sistema Integral de Información del Mercado de Valores</u>

Ministerio de Hacienda y Crédito Público. Decreto 3139 de 2006 "Por el cual se dictan normas relacionadas con la organización y funcionamiento del Sistema Integral de Información del Mercado de Valores –SIMEV-, y se dictan otras disposiciones"

Este decreto establece que el SIMEV es "el conjunto de recursos humanos, técnicos y de gestión que utilizará la superintendencia Financiera de Colombia para permitir y facilitar el suministro de información al mercado." El SIMEV estará conformado por el Registro Nacional de Valores y Emisores (RNVE), el Registro Nacional de Agentes del Mercado de Valores (RAMV) y el Registro Nacional de Profesionales del Mercado de Valores (RNPMV).

El decreto establece para cada registro los requisitos y modalidades de la inscripción, la actualización del registro, información periódica, vigencia, cancelación de la inscripción y procesos de certificación, entre otros temas.

Elección de los miembros independientes de las juntas directivas de los emisores de valores.

Ministerio de Hacienda y Crédito Público. Decreto 3923 de 8 de noviembre de 2006 "Por el cual se regula la elección de los miembros independientes de las Juntas Directivas de los emisores de valores"

La elección de los miembros independientes debe ser aparte de la elección de los miembros restantes. Los miembros independientes serán presentados en listas escritas y dirigidas al secretario de la asamblea, con la aceptación del candidato y, tratándose de uno independiente, de la manifestación expresa que cumple con los requisitos de ley. Así mismo, el decreto reitera expresamente lo previsto en el parágrafo 1° del artículo antes citado señalando que los emisores de valores, incluyendo aquellos que sean entidades vigiladas por la Superintendencia Financiera, podrán disponer en sus estatutos que no existirán suplencias en las juntas directivas u órgano que haga sus veces.

En relación con el proceso de elección indica la norma que se realizará por cuociente electoral sin perjuicio de que los estatutos establezcan otro sistema, y en una sola votación se elegirán todos los miembros toda vez que se asegure el número mínimo de miembros independientes exigido legal o estatutariamente. Los emisores de valores deberán verificar el cumplimiento de requisitos de ley de los miembros independientes, esto sin perjuicio de la responsabilidad propia de cada miembro en cuanto a manifestar cualquier circunstancia sobreviniente que afecte tal cumplimiento. En todo caso los emisores deberán cumplir con el número mínimo de miembros independientes.

Modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera.

Ministerio de Hacienda y Crédito Público. Decreto 4090 de 20 de noviembre de 2006 "Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia".

La Superintendencia Financiera certificará el interés bancario corriente correspondiente a las modalidades de crédito Comercial, de Consumo; y Microcrédito, con base en la información financiera y contable que le suministren los establecimientos de crédito

Señala la norma que la tasa de operaciones activas se analizará mediante técnicas de ponderación adecuadas a cada modalidad de crédito. Las tasas que se certifiquen serán expresadas en términos efectivos anuales y regirán a partir de su publicación.

Señala la norma, en cuanto al alcance y aplicación de la certificación, que las tasas fijadas aplicarán para todo efecto legal, relacionando con la operación financiera que ejercen las entidades vigiladas por la Superintendencia Financiera y la Superintendencia de Economía Solidaria. Y que, por su parte, las personas diferentes a las antes señaladas deberán tener en cuenta para todos los efectos legales el interés corriente bancario más alto de los certificados por la Superintendencia Financiera para el respectivo período.

Se anota que el Gobierno Nacional expidió el decreto 018 del 4 de enero de 2007, que modifica el artículo 2 del decreto 4090 de 2006; el decreto une en sola categoría el crédito comercial y el de consumo.

Reglamentación de las operaciones de reporto, simultáneas y de transferencia temporal de valores.

Ministerio de Hacienda y Crédito Público. Decreto 4432 del 11 de diciembre de 2006 "Por el cual se dictan disposiciones sobre las operaciones de reporto o repo, simultáneas y transferencia temporal de valores".

Este decreto determina las definiciones y características de las operaciones de reporto o repo, operaciones simultáneas y de las operaciones de transferencia temporal de valores. Así mismo, determina las disposiciones comunes a las operaciones antes mencionadas como son el carácter unitario, la autorización para su realización y la aplicación al Banco de la República. Finalmente, señala las reglas que se tendrán en cuenta en el caso de incumplimiento de las partes en las operaciones antes mencionadas.

Horarios de atención al público

Superintendencia Financiera. Circular Externa 22 del 19 de julio de 2006.

Esta circular de la Superintendencia Financiera imparte instrucciones a las instituciones financieras y entidades aseguradoras e intermediarios de seguros en el sentido de que podrán definir libremente los horarios de prestación de servicio al público. Cualquier modificación a los horarios actuales o futuros deberá ser comunicada a la Superintendencia con una antelación no menor a 10 días hábiles.

Instrucciones a los establecimientos de crédito en relación con los servicios financieros que se pueden prestar a través de corresponsales.

Superintendencia Financiera. Circular Externa 26 del 4 de agosto de 2006.

Mediante esta circular, la Superintendencia Financiera adiciona las circulares básicas jurídica y financiera con el fin de impartir las instrucciones que deben observar los establecimientos de crédito en la prestación de servicios financieros a través de corresponsales. Entre los aspectos que desarrolla están las normas relacionadas con las operaciones previstas en el Decreto 2233 de 2006, la administración de los riesgos implícitos en esta actividad, las características mínimas de los terminales electrónicos, la idoneidad de los corresponsales, los contratos y la información a los clientes y usuarios. Igualmente, prevé el deber de informar el número de corresponsales que tienen contratos con los establecimientos de crédito y los riesgos inherentes a la prestación de dichos servicios.

Requisitos mínimos para vinculación de clientes en el marco de la promoción del acceso a servicios financieros.

Superintendencia Financiera. Carta Circular 37 del 9 de agosto de 2006.

Esta Carta Circular señala que los requisitos mínimos para la vinculación de clientes no deben entenderse como un obstáculo para la prestación de servicios financieros, especialmente a los ciudadanos con menores ingresos.

Esto porque los requisitos mínimos que deben contener todos los formularios para la vinculación de personas naturales son los establecidos en el numeral 1.1 del Anexo I del Capítulo 11 sobre prevención de actividades delictivas de la Circular Básica Jurídica, los cuales hacen referencia a: nombres y apellidos; número del documento de identificación; nombre, apellidos e identificación del representante; dirección y teléfono del representante; lugar y fecha de nacimiento; dirección y teléfono de residencia; ocupación, oficio o profesión; descripción de la actividad; nombre, dirección, fax y teléfono de la empresa donde trabaja (si aplica); tipo de empresa (privada, pública o mixta); declaración voluntaria de origen de bienes y/o fondos; ingresos y egresos mensuales; detalle de otros ingresos; total activos y pasivos; en el caso de fiducia la clase de recursos e identificación del bien que se entrega; autorización para consulta y reporte a centrales de riesgo y firma y huella del solicitante.

Dado que todos los espacios del formulario deben diligenciarse, se establece que en caso de que no se pueda suministrar la información solicitada se indique expresamente, por ejemplo, en la casilla de número de teléfono, responder "sin teléfono" y en caso de no tenerse activos ni pasivos, diligenciar dichos espacios con "cero".

Adopción de un Sistema de Administración de Riesgo Operativo (SARO).

Superintendencia Financiera Circular Externa 048 del 22 de diciembre de 2006.

La Superintendencia fija las bases y los lineamientos mínimos que deberán ser implementados para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO) en el sistema financiero colombiano.

Esta Circular:

- Pone de manifiesto la importancia de contar con una adecuada administración del riesgo operativo.
- Muestra que, aunque este riesgo no se puede categorizar como financiero, su sistema de administración no difiere en sus componentes ni elementos de uno típicamente financiero.
- Evidencia la importancia y coloca al mismo nivel la administración del riesgo operativo con las del riesgo de mercado, crediticio, de liquidez, etc.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad. "

Acto seguido, el Presidente solicitó al Secretario presentar las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio julio-diciembre 2006 y cuyo detalle aparece en la nota # 25.

En ese momento el apoderado del Banco de Occidente propone a la asamblea no dar lectura a las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, contempladas en el balance y estado de resultados del ejercicio julio-diciembre 2006 y cuyo detalle aparece en la nota # 25, ya que las mismas han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y a cada uno de los presentes se le entregó un paquete que contiene las notas

Los accionistas presentes por unanimidad aprueban obviar la lectura de las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas.

4.2. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2006 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES.

El Presidente solicitó dar lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. julio y el 31 de diciembre de 2006 los cuales fueron repartidos a todos los accionistas asistentes, se informa además que tales documentos estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente

Asamblea para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

El Secretario informó a la Asamblea que e apoderado del Banco de Bogotá propone a los accionistas obviar la lectura a los balances, estado de pérdidas y ganancias, y sus anexos, teniendo en cuenta que los documentos han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene toda la información sobre el tema.

Los accionistas presentes por unanimidad aprueban obviar la lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. de julio y el 31 de diciembre de 2006.

A continuación se transcriben los Balances General Comparativo y Consolidado y los Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de julio y 31 de diciembre de 2006:

NOTA: Las Notas al Balance y el Estado de Pérdidas y Ganancias, los demás estados financieros y los anexos, constituyen anexo de la presente acta, el cual reposa en los archivos de la Corporación.

4.3. LECTURA DE LOS INFORMES QUE RINDE EL REVISOR FISCAL ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2006 Y DE LOS ESTADOS DE RESULTADOS.

El Doctor Oscar Darío Morales Rivera, Revisor Fiscal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y a los Estados Financieros Consolidados:

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de sí los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2006, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal, y el alcance de mis exámenes al 31 de diciembre y 30 de junio de 2006, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, os comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema Especial de Administración de Riesgos de

Mercado - SEARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

(firmado)
OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822-T

25 de enero de 2007."

"INFORME DEL REVISOR FISCAL
A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales, al 31 de diciembre y 30 de junio de 2006 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo consolidados, por los semestres terminados en esas fechas. Tales estados financieros fueron consolidados bajo la responsabilidad de la administración de la Corporación, para lo cual debe seguir las instrucciones contables impartidas por la Superintendencia Financiera.

La Corporación Financiera, consolidó al 31 de diciembre y 30 de junio de 2006 con Leasing Corficolombiana S.A. (antes Leasing del Valle S.A.), Banco Corfivalle (Panamá) S.A., Fiduciaria Corficolombiana S.A. (antes Fiduciaria del Valle S.A.), Casa de Bolsa Corficolombiana S.A. (antes Casa de Bolsa S.A.), Valle Bursátiles S.A. organización Pajonales (antes Compañía Agropecuaria e Industrial Pajonales S.A., Desmotadora del Norte del Tolima S.A., y Molino Pajonales S.A.), Hoteles Estelar de Colombia S.A., Proyectos de Energía S.A., Lloreda S.A. General de Inversiones S.A., Plantaciones Unipalma de los Llanos S.A., Frigoríficos Colombianos S.A., Colombiana de Licitaciones Ltda., Huevos Oro Ltda., Promotora Inmobiliaria la Esperanza S.A., Tejidos Sintéticos de Colombia S.A., Estudios Proyectos e Inversiones de los Andes S.A., Valora S.A., Proyectos de Infraestructura S.A. y Promotora y Comercializadora Santamar S.A. y los efectos se explican en la Nota 1. Los estados financieros de dichas filiales fueron auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifra relativas

de estas filiales incluidas en los estados financieros consolidados a 31 de diciembre y 30 de junio de 2006, esta basada únicamente en los informes de dichos revisores fiscales.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, en cuanto al cumplimiento de los criterios y procedimientos establecidos en la Circular Externa 100 del 24 de noviembre de 1995 capítulo X, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros consolidados antes mencionados presentan razonablemente la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales al 31 de diciembre y 30 de junio de 2006 y los resultados consolidados de sus operaciones, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera de Colombia, en la Circular Externa 100 del 24 de noviembre de 1995 capítulo X y por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993.

El revisor fiscal de Lloreda S.A. incluyó un párrafo de énfasis sobre negocio en marcha, indicando que a) los estados financieros han sido preparados sobre la presunción que la Compañía continuará funcionando como empresa en marcha, b) los resultados de la Compañía hasta la fecha, son inferiores a los estimados en las proyecciones financieras que sustentaron el acuerdo de reestructuración financiera con sus acreedores al amparo de la Ley 550 de 1999, pero la Compañía ha venido cumpliendo con los compromisos adquiridos en el acuerdo, el cumplimiento futuro de los mismos es necesario para continuar operando, y c) los estados financieros no incluyen los ajustes que pudieran surgir del desenlace de esta incertidumbre.

(Firmado)
OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822 -T
Miembro de Deloitte & Touche Ltda.

27 de febrero de 2007."

4.4. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

El Presidente solicitó al Secretario dar lectura al anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3º.

En cumplimiento a los ordenamientos del Artículo 446 numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 30 de junio de 2006 se realizaron las siguientes erogaciones:

EROGACIONES	Monto en miles de pesos
Por salarios a directivos	$ 1.544.402,00
Por bonificaciones a directivos	$ 167.112,00
Por concepto de honorarios Junta Directiva	$ 51.105,00
Por concepto de honorarios a Asesores Independientes	$ 796.492,00
Por concepto de gastos de viaje	$ 480.717,00
Las donaciones realizadas por la Corporación	$ 6.923,00
Por conceto de publicidad y propaganda	$ 1.660.277,00
Relaciones públicas	$ 92.615,00
Transportes	$ 320.681,00
Depósitos de Corficolombiana en el exterior	US$81.278.915
	US$ 181.966.422,00
Obligaciones en moneda extranjera	US$3.783.571
	US$ 8.470.621,00

INVERSIONES

SECTOR	Valor en Libros
GAS	521,003
FINANCIERO	233,162
CONCESIONES	208,115
ENERGIA	194,775
AGRO	113,606
HOTELES	111,517
CONSUMO	49,161
MINERIA	43,102
HIDROCARBUROS	36,525
INMOBILIARIO	33,472
INDUSTRIAL	31,917
MADERA	19,662
TECNOLOGIA	4,502
Total general	**1,600,517**

Cifras en millones de pesos

CAPITAL	# Acciones	Valor en pesos
Capital Autorizado	160.000.000	$ 1.600.000.000,00
Capital por Suscribir	6.002.766	$ 60.027.660,00
Capital Suscrito y Pagado	153.997.234	$ 1.539.972.340,00

4.5. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria (hoy Superintendencia Financiera) y en razón a las funciones propias del Comité de Auditoria, el Secretario procedió a dar lectura de las principales actividades llevadas a cabo por este comité durante el período julio-diciembre del año 2.006:

"INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA

Bogotá D.C., 31 de enero de 2007

Señores
Accionistas
Corporación financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoria durante el segundo semestre del año 2006.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:
   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 9 de agosto y 13 de diciembre de 2006, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

j) Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a junio de 2006.

k) La cartera por calificación a marzo de 2006.
l) La cartera a noviembre de 2006.
m) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.
n) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
    - ✓ Seguimiento de la Planeación anual de Auditoria, con base en riesgos.
    - ✓ Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
    - ✓ Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
    - ✓ Estadísticas de seguimiento y control con base en la planeación.
o) Revisó los oficios recibidos de la Superintendencia Bancaria con sus correspondientes respuestas y seguimiento a su mejoramiento.
p) Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta directiva, con el fin de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.
q) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
r) En reunión del 13 de diciembre de 2006, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Entidad.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal y Auditoria Interna.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

Cordialmente,

JUNTA DIRECTIVA"

4.6. **CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2006 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.**

Antes de someter los estados financieros a consideración de los Accionistas, el Secretario informó que mediante Oficio No.2007008510-007-000 de fecha 15 de marzo de 2007 suscrito por el doctor Rodolfo Cifuentes Bustos, Director de Supervisión Institucional para Intermediarios Financieros Dos la Superintendencia Financiera estima que se pueden someter a consideración de la Asamblea Ordinaria General de Accionistas los estados financieros de la Corporación y se autoriza su publicación.

El Presidente de la Asamblea Doctor Ospina, preguntó a los Señores Accionistas si aprobaban los Estados Financieros presentados a su consideración. Recordó a los administradores y empleados de la sociedad que de conformidad con el artículo 185 del Código de Comercio, no podrán votar los balances y cuentas de fin de ejercicio.

La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de diciembre de 2006 y su correspondiente Estado de Resultados, así como el Informe de Gestión y los informes del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de la totalidad de los accionistas presentes.

5. DISTRIBUCIÓN DE UTILIDADES

El presidente de la asamblea solicitó al secretario dar lectura al proyecto de distribución de utilidades propuesto por la administración de la Corporación.

El Secretario informa a la asamblea que el proyecto de distribución de utilidades que fue remitido por la administración a la Superintendencia Financiera con la antelación legal para su revisión y comentarios, siendo objeto de modificación atendiendo por una parte las instrucciones de la superintendencia de modificar el valor de la cifra de la reserva del decreto 2336 de 1885; lado se

sugiere por parte de la administración realizar un cambio en la fecha de pago del dividendo en acciones pasando del 2 de abril al 30 de abril.

El Secretario dio lectura al siguiente proyecto:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JULIO - DICIEMBRE DE 2006

Utilidad antes de impuestos		$ 570.823.863.326,83
Menos: provisión de impuestos		12.546.000.000,00
Utilidad del ejercicio después de impuestos:		558.277.863.326,83
Liberar reserva futuros repartos (Gravable) :		69.672.413.974,91
Liberar reserva valoración de inversiones (no gravable Promigas) :		19.946.472.878,67
Utilidad a disposición de la Asamblea :		$ 647.896.750.180,41
Reserva sobre valoración de inversiones Dec 2336 /95	$ 273.309.371.359,00	
Reserva para futuros repartos	$ 189.577.153.652,54	
Dividendo a repartir en acciones, de valor nominal $10,00, por valor de $746,77 por cada acción, sobre las 144.209.142 acciones ordinarias, y $746,77 por cada acción, sobre las 9.788.092 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones, a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial y sin derecho a voto por cada 13,497837590 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 11.409.030 nuevas acciones, 10.683.870 acciones ordinarias y 725.160 acciones con dividendo preferencial y sin derecho a voto. El valor unitario de las acciones que serán entregadas corresponderá al valor intrínseco al 31 de diciembre de 2006, $10.079,74, de los cuales $10,00 serán contabilizados en la cuenta de capital y $10.069,74 en la cue	$ 115.000.002.647,79	
Dividendo en efectivo de $454,62 por acción sobre las 144.209.142 acciones ordinarias y las 9.788.092 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a diciembre 31 de 2006. Este dividendo se cancelará en seis cuotas mensuales de $75,77 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2007.	$ 70.010.222.521,08	
SUMAS IGUALES	**$ 647.896.750.180,41**	**$ 647.896.750.180,41**

En caso de presentarse fracción de acción al momento del pago del dividendo, las fracciones se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2006 . Para el pago del dividendo en acciones se requiere la emisión de 11.409.030 nuevas accciones, para lo cual se propondrá el aumento del capital autorizado en la asamblea general de accionistas.

Se informa a los presentes que de conformidad con el artículo 33 de la Ley 222 de 1995 incorporado al artículo 455 del Código de Comercio, para salvaguardar y proteger a los accionistas minoritarios que no deseen recibir las acciones producto de la distribución aprobada sino, por el contrario dinero en efectivo deben advertirlo a la sociedad a más tardar el 27 de abril de 2007, anotándoles que solicitado el pago de esta manera los dividendos recibidos son gravables.

El Presidente preguntó a los accionistas si aprobaban el anterior proyecto de distribución de utilidades presentada, en ese momento los accionistas solicitaron a la mesa directiva antes de proceder a la aprobación explicaciones más concretas sobre el motivo por el cual no fue informado al mercado el cambio del proyecto de distribución de utilidades a través de la información relevante; el Secretario manifestó que en primer lugar, el cambio en el valor de las reservas para futuros repartos fue requerido por la Superintendencia Financiera, y la comunicación por parte de la Superintendencia

para poner a disposición de los accionistas los balances y mediante la cual se requiere el aumento de la reserva antes mencionada fue recibida a 3:23 p.m.; y en segundo término que motivó el cambio de la fecha en la propuesta inicial fue darle un tiempo prudencial a los accionistas minoritarios que deseen recibir en efectivo el dividendo decretado en acciones, para que lo manifiesten a la sociedad.

Nuevamente el Presidente preguntó a os accionistas si aprobaban el anterior proyecto de distribución de utilidades, la asamblea por unanimidad aprobó el proyecto de distribución de utilidades.

El Presidente informó a los accionistas que con ocasión de la distribución de dividendos en acciones aprobada, era preciso aumentar el capital autorizado, teniendo en cuenta que las acciones en reserva son insuficientes, solicitó al secretario proceder a la lectura del texto propuesto.

El Secretario dio lectura al siguiente texto:

AUMENTO DE CAPITAL-PROYECTO REFORMA ESTATUTARIA

ARTICULO 6°. CAPITAL. El Capital autorizado de la Corporación Financiera Colombiana S.A., es de mil setecientos quince millones de pesos ($1.7' 5.000.000.00) moneda legal colombiana, dividido en ciento setenta y un millones quinientas mil (171.500.000) acciones de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. PARAGRAFO 1 El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto. PARÁGRAFO 2.- Las acciones pueden circular de manera física o desmaterializada según disponga la Asamblea General de Accionistas, una vez desmaterializadas por autorización de la Asamblea de Accionistas los accionistas renuncian a solicitar la materialización de las mismas. PARÁGRAFO 3.- La modificación del capital autorizado podrá llevarse a cabo mediante una reforma estatutaria aprobada por la asamblea de accionistas, en cuya convocatoria se haya previsto expresamente este punto dentro del orden del día, so pena de ineficacia. En tal caso, el Presidente elaborará un informe acerca de las razones que sustentan la propuesta, que estará a disposición de todos los accionistas durante el término de la convocatoria.

ARTICULO 7°. El capital suscrito y pagado de la Corporación es de $1.539.972.340,00 moneda legal colombiana, representado en 144.209.142 acciones nominativas ordinarias y en 9.788.092 acciones con dividendo preferencial y sin derecho a voto, todas ellas de valor nominal de diez pesos moneda legal colombiana ($10) cada una. Las acciones que no se encuentran suscritas al momento de otorgarse este instrumento y las correspondientes a futuros aumentos de capital autorizado quedan en reserva a disposición de la Junta Directiva para ser colocadas conforme a los reglamentos que ella elabore, en los cuales deberá establecerse que el pago de cada suscripción se hará en la forma y términos previstos en ley y que deberán ser aprobados por el Superintendente Financiero para poder proceder a la colocación de esas acciones.

El presidente sometió a consideración de la asamblea el anterior texto de modificación de los artículos 6 y 7 de los estatutos sociales, la cual fue aprobada por unanimidad de los presentes y autorizaron al representante legal a protocolizar la reforma con el voto unánime de los presentes.

6. NOMBRAMIENTO JUNTA DIRECTIVA PERÍODO MARZO 2007- MARZO 2008

El presidente solicitó al secretario informar de las planchas que hayan sido registradas en la secretaria de la sociedad para conformar la junta directiva de la Corporación para el período 2007-2008, e insto a los presentes a presentar propuestas. Precisó que de conformidad con la Ley 964 de 2005 en la única lista presentada figuran los dos renglones de miembros independientes exigidos en dicha ley.

El Secretario procedió a dar lectura de la única plancha registrada:

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
HERNANDO JOSÉ GOMEZ RESTREPO**	SANTIAGO MADRIÑAN DE LA TORRE**
RICARDO OBREGON TRUJILLO**	RODRIGO LLORENTE MARTINEZ**

*NO INDEPENDIENTE
**INDEPENDIENTE

El Presidente sometió a consideración de la asamblea la anterior plancha, la cual fue aprobada por unanimidad de los presentes.

7. NOMBRAMIENTO REVISOR FISCAL PERIODO MARZO 2007-MARZO 2008

El Presidente manifestó a los presentes que la administración de la sociedad solicitó dos (2) propuestas de servicios de Revisoría Fiscal a las firmas: (i) KPMG Ltda, y (ii) Deloitte Colombia Ltda.

Se presento la siguiente síntesis de las propuestas recibidas:

DELOITTE		KPMG
FUNCIONARIO	**HORAS**	**FUNCIONARIO Y TOTAL HORAS DEDICADAS**
1 Socio	145	
1 Gerente	265	
1 Senior	750	
2 Staff auditoria	1.500	Contadores públicos
4 Especialistas de sistemas	420	Ingenieros de Sistemas
4 Especialistas legales e impuestos	250	Abogados
4 Especialistas en riesgo,	340	Profesionales en gestión de riesgos

tesorería y derivados.		
	3.670	3.670

Honorarios mensuales	**$ 14.250.000,00**	**$16.250.000,00**
Otros	**280.000,00**	
Total honorarios y otros	**174.360.000,00**	**195.000.000,00**
IVA	**27.897.600,00**	**31.200.000,00**
TOTAL AÑO	**$202.257.600,00**	**$226.200.000,00**
TOTAL MES	**$ 16.854.800,00**	**$18.850.000,00**

La Asamblea General de Accionistas por decisión unánime nombró a la firma Deloitte Colombia Ltda. como Revisor Fiscal de la Corporación para el período marzo 2007 -marzo 2008, con una remuneración ordinaria anual de $202.257 600,00, incluido el correspondiente IVA, los cuales serán cancelados mensualmente en 12 cuotas por valor de $16.854.800,00 incluido el IVA.

En los términos de la Circular Básica Jurídica se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 3.670, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración, distribuidas así:

Categoría	**Número de horas**	**Número de personas**
Socio de Auditoria	145	1
Gerente de Auditoria	265	1
Senior de Auditoria	750	1
Staff de Auditoria	1.500	2
Especialistas de Impuestos y Legal	250	4
Especialistas en riesgos de Tesorería y derivativos	340	4
Especialistas de Sistemas	420	4

Total	**3.670**	
	=====	

El tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de junta directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 100 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son Contadores Públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, los cuales se estiman en $280.000,00 mensuales.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Bogotá, Medellín, Cali, Barranquilla y Bucaramanga, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad
- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Impresora
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

7. NOMBRAMIENTO DEFENSOR DEL CLIENTE

El Presidente solicitó al secretario informar sobre este punto del orden del día. El Secretario procedió a dar lectura a la propuesta de servicios presentada por el actual defensor de la corporación dr. Darío Laguado Monsalve, quien se ha venido desempeñando en esa labor desde el año 2005 de manera satisfactoria.

La firma LAGUADO GIRALDO LTDA propone como defensor principal al Dr Darío Laguado Monsalve, y como defensor suplente a la dra. Rosa Lucia Giraldo, con unos honorarios de $500.000 mensuales más IVA, propuesta que incluye la resolución de hasta 5 reclamos y una suma de $120.000 por reclamo adicional, con una reajuste anual del IPC, y una duración del contrato por 2 años.

Igualmente y dado que para el desempeño de la Defensoría del Cliente, de conformidad con lo dispuesto en el artículo 98 del Estatuto Orgánico del Sistema Financiero, se debe dejar constancia que la Corporación hará las apropiaciones para el suministro de recursos humanos y técnicos destinados al desempeño de las funciones de la Defensoría del Cliente y teniendo en cuenta que el suministro tanto del personal humano, equipos técnicos y de insumos lo directamente la firma Laguado Giraldo Ltda, se somete a consideración de la Asamblea de Accionistas una apropiación de una suma fija mensual de $500.000,00 moneda legal colombiana para el suministro de recursos humanos, técnicos y de insumos, suma que cubre la respuesta o resolución de hasta cinco (5) reclamos mensuales, y una suma adicional de $120.000 por queja o reclamo adicional.

El Presidente sometió a consideración de la asamblea la anterior propuesta, la cual fue aprobada por unanimidad de los presentes.

9. DESMATERIALIZACIÓN DE LAS ACCIONES.

El Presidente solicitó al Secretario informar a la Asamblea sobre este punto, el Secretario procedió a realizar una breve presentación sobre la desmaterialización de las acciones, los beneficios tanto para el emisor como para los accionistas y el procedimiento a seguir; por otro lado informó, que tener parte de la emisión física y parte desmaterializada esta creando un problema operativo entre la Bolsa de Valores y Deceval. Una vez oída las explicaciones el Dr Ospina sometió a consideración de la asamblea la autorización para desmaterializar las acciones de la Corporación a partir del próximo 26 de marzo de 2007.

La Asamblea por unanimidad aprobó la desmaterialización de las accionas en los términos presentados y autoriza al Representante Legal a realizar todos los trámites necesarios para legalizar la decisión.

10. PROPOSICIONES Y VARIOS

El presidente solicitó al secretario informar si se presentaron proposiciones o varios por parte de los asistentes.

El secretario informó que no se presentaron proposiciones ni varios por parte de los asistentes, pero la administración de la sociedad quiere presentar en este punto las donaciones realizadas por la sociedad en el ejercicio con corte diciembre de 2006, para que las mismas sean ratificadas por la Asamblea.

El Secretario Informó que las donaciones consistieron en equipos de cómputos a favor de Educar por valor de $5.737.688 y a favor de la Fundación El Cottolengo del Padre Ocampo la suma de $1.185.000 para un total de $6.922.688. La Asamblea ratificó por unanimidad de los presentes las donaciones realizadas en el ejercicio finalizado a 31 de diciembre de 2006.

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 5:20 p.m. se levantó la sesión.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

FERNÁN BEJARANO ARÍAS
Secretario

COMISIÓN APROBATORIA DEL ACTA.

NESTOR PUPO BALLESTAS

DIANA CAMARGO CARRASCAL

MINUTE No. 064

In the city of Bogotá D.C., on the 15th of March, 2007, at 3:15 p.m., at carrera 13 No. 26-45 piso 11, a Common General Assembly Meeting of Shareholders and Non-Voting Preferred Dividend Shareholders of Corporación Financiera Colombiana S.A., took place with previous notice of the meeting, as provided on article 31 of the by-laws, through an announcement published on La Republica Newspaper issue No. 17.701 dated February 21st, 2007, and on El Pais Newspaper on the same date.

The text of the notice of the meeting was the following:

"THE PRESIDENT OF

CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY NOTICING TO:

The General Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held on March 15th, 2007 at 2:30 p.m., at Carrera 13 No. 26-45, piso 11 Edificio Internacional in the city Bogotá, to advise on the General Assembly Meeting of Common Shareholders.

It is also noticing Common Shareholders and Non-Voting Preferred Dividend shareholders to the General Assembly Meeting of Common Shareholders to be held on March 15th, 2007 at 3:00 p.m., at Carrera 13 No. 26-45 piso 11 Edificio Internacional in the city of Bogotá.

Any shareholder who may not attend the Assemblies is kindly requested to designate proxies representing them through a written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, February 21st 2007"

The Assembly, with the unanimous vote of the attending members appointed Mr. **PEDRO NEL OSPINA SANTA MARÍA**, as President of the meeting and Mr. **FERNAN IGNACIO BEJARANO ARIAS**, as Secretary, pursuant to article 29 of the by-laws.

The Secretary informed the following:

(i). Through communication recorded under No. 2007008510-000-00 dated February 13th, 2007 the Financial Superintendency was given notice of the Assembly Meeting.

(ii). All the legally required documents were available to the shareholders at CORPORACION FINANCIERA COLOMBIANA S.A. general management office.

(iii). Pursuant to the management's precise instructions, observance of provisions of Resolution 116 dated February 27th, 2002 from the Financial Superintendency, related to the transparency, independence and equity to be observed by the legal representatives and the officials of the entity has been met in giving notice and during the development of the Shareholders General Assembly Meeting.

1. QUORUM VERIFICATION

The Secretary reported that 118.079.946 common shares were present out of the 144.209.142 subscribed and paid in shares of the Corporation in this type of shares, and 4.786.709 Non-Voting Preferred Dividend shares were present out of the 9.788.092 subscribed and paid in shares held by the Corporation in this kind of shares, accounting for 81.88% and 48.90%, respectively, for a total of 122.866.655 of all the subscribed and paid in shares, accounting for 79.78% as follows:

Common Shares

SHAREHOLDER	NO. OF SHARES	PROXY
BANCO DE BOGOTA	57.367.387	Néstor Pupo Ballestas –Apoderado
BANCO DE OCCIDENTE	20.480.301	Diana Camargo Carrascal- Apoderado
BANCO POPULAR	8.435.034	Jacinto Luna Molina-Apoderado
BAVARIA S.A.	89.284	Juan Pablo Ortega- Apoderado
CAJAS PLASTICAS S.A.	10.716	Carolina Vaca Mateus-Apoderado
CASAS CELIS JUAN ALFONSO	620	Diego Pulido-Apoderado
CERVECERIA UNION S.A.	17.856	Carolina Vaca Mateus-Apoderado
CORPORACION BCO BTA FTO EDU	125.660	Néstor Pupo Ballestas-Apoderado
DOS OA LIMITADA	25.000	Jairo Rendón Cano- Representante Legal
DUQUE ARANGO ELIZABETH	1.400	Personal
ESCOBAR RODAS JOSE ALEJANDRO	16.619	Personal
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	4.706.149	Luisa Velásquez Triana-Apoderado
FDO.DE PENSIONES VOLUNT. MULTIFUND SKAND	57.808	Oscar Pardo Roa-Apoderado
FONDO ALTERNATIVO DE PENSIONES SKANDIA	2.842	Oscar Pardo Roa-Apoderado
FONDO COMUN ESPECIAL INDEACCION	65.519	David Cuervo Carmona-Apoderado
FONDO DE CESANTIAS COLFONDOS	366.444	Luisa Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	322.426	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS PROTECCION	145.053	Néstor Calle Vásquez-Apoderado
FONDO DE CESANTIAS SANTANDER	708.220	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	168.349	Luisa Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	3.541.455	Oscar Torres Garcés-Apoderado

FONDO DE PENSIONES OBLIGATORIAS PROTECCI	11.415.503	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	188.051	Oscar Pardo Roa-Apoderado
FONDO DE PENSIONES PROTECCION	351.379	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES SANTANDER	3.775.366	Sebastián Palacio Palacio-Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	17.538	Oscar Pardo Roa-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	89.127	Sebastián Palacio Palacio-Apoderado
IMPRESORA DEL SUR S.A.	17.856	Carolina Vaca Mateus-Apoderado
MARTINEZ RUBIO HENRY	1.454	Luis Hernando Martínez-Apoderado
PRODUCTORA DE JUGOS S.A.	17.856	Carolina Vaca Mateus-Apoderado
RUBIO DE MARTINEZ CLARA	9.305	Personal
SCHNEIDER ANDREAS JAKOB	2.380	Personal
SCHNEIDER ARNOLD LUDMILA	1.245	Personal
SOTO ESTRADA MANFREDO	66.445	Personal
KNEPPER AFANADOR ROBERTO	108.424	Personal
COREX S.A.	406.879	Rafael Ordóñez Lombana-Representante Legal
FONDO DE VALORES SURENTA ACCIONES	261.055	Felipe Peláez Restrepo-Apoderado
JIMENEZ SANCHEZ GONZALO DE JESUS	187	Personal
RODRIGUEZ MESSIER JOSE RICARDO	149.759	Personal
UNIVERPRINT CORPORATION LIMITADA	1.052	Ana Beatriz Rojas Ponton – Representante Legal
FONDO DE PENS. VOLUNTARIAS HORIZONTE	4.678	Oscar Torres Garcés-Apoderado
COMPA¥IA DE SEGUROS BOLIVAR S.A	29.998	Carlos Castro Leal-Apoderado
INSTITUTO DE FOMENTO INDUSTRIAL EN LIQUI	95.344	Nubia Espitia Peñuela-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	2.881.615	Álvaro Andrés De la Rosa-Apoderado
FONDO DE CESANTIAS PORVENIR	1.533.277	Álvaro Andrés De la Rosa-Apoderado
Total Acciones	**118.079.946**	

Non-Voting Preferred Dividend Shares

SHAREHOLDER	NO. OF SHARES	PROXY
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	671.930	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	14.505	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS SANTANDER	86.315	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	23.674	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	468.436	Oscar Torres Garcés-Apoderado
FONDO DE PENSIONES SANTANDER	312.375	Sebastián Palacio Palacio-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	25.263	Sebastián Palacio Palacio-Apoderado
KNEPPER AFANADOR ROBERTO	21.618	Personal
KHOUDARI ABITBOL SHLOMO	674	Personal
ALLINA BLOK PEDRO JORGE	3.454	Personal
CAPITALIZADORA BOLIVAR S.A.	45.712	Carlos Castro Leal-Apoderado
FONDO DE CESANTIAS PORVENIR	241.802	Álvaro Andrés de la Rosa-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.635.266	Álvaro Andrés de la Rosa-Apoderado
FONDO SEGURIDAD BOLIVAR	26.441	Carlos Castro Leal-Apoderado

ROJAS ALZATE JOSE LUIS	14.960	Personal
FONDO DE CESANTIAS PROTECCION	285.751	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	127.001	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES PROTECCION	5.864	Néstor Calle Vásquez-Apoderado
DUQUE ARANGO ELIZABETH	10	Personal
SOTO ESTRADA MANFREDO	396.610	Personal
COREX S.A.	73.452	Rafael Ordóñez Lombana-Representante Legal
RODRIGUEZ MESSIER JOSE RICARDO	299.565	Personal
COMPAÑIA DE SEGUROS BOLIVAR S.A	6.000	Carlos Castro Leal-Apoderado
Total Acciones	**4.786.709**	

Pursuant to the above status, there was sufficient quorum to deliberate and make decisions. Also Mr. Oscar Darío Morales R., Statutory Auditor and Mr. Alfonso Rodríguez Azuero Executive Vice President were present.

2. READING AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day, which was unanimously approved by the attendants:

1. Quorum verification
2. Reading and approval of the order of the day
3. Designation of a commission to approve the minute.
4. Management report, financial statements as of December 31st, 2006, statutory auditor´s report and approval.

   4.1. Presentation of the management report of the board of directors and the president to the general assembly meeting of common shareholders related to the July – December 2006 period.

   4.2. Reading of the individual and consolidated general purpose balances as of December 31st, 2006 and the related financial statements.

   4.3. Reading of the reports submitted by the statutory auditor on the December 31st, 2006 balances and the statements of results.

   4.4. Reading of the annex containing the information required on article 446 of the Commerce Code, paragraph 3.

   4.5. Reading of the information required by Circular Letter 007, 1996 from the Financial Superintendency (Audit Committee).

4.6. Consideration by the assembly of the individual and consolidated general balances as of December 31st, 2006 and the related statements of results.

5. Profit distribution project.

6. Appointment of the board of directors for the March 2007 - March 2008 period.

7. Appointment of the statutory auditor for the March 2007 - March 2008 period.

8. Appointment of the Customer Defense Official for the 2007-2009 period.

9. Desmaterialization of outstanding shares.

10. Proposals and miscellaneous.

3. DESIGNATION OF MINUTE APPROVING COMMISSION.

PROPOSAL No. 1

Corporacion Financiera Colombiana S.A. General Assembly Meeting of Common Shareholders with the powers conferred by Article 36 of the By-laws,

RESOLVES:

To appoint a commission made up by Mr. NESTOR PUPO BALLESTAS and Mrs.DIANA CAMARGO CARRASCAL, to approve this minute on behalf of the Shareholders General Assembly Meeting of the Company, related to the meeting held on March 15th, 2007 and approve it.

This proposal was unanimously approved by the attendants.

4. MANAGEMENT REPORT, FINANCIAL STATEMENTS AS OF DECEMBER 31ST, 2006, STATUTORY AUDITOR'S REPORT AND APPROVAL.

4.1. PRESENTATION OF THE MANAGEMENT REPORT OF THE BOARD OF DIRECTORS AND THE PRESIDENT TO THE ASSEMBLY, RELATED TO THE JULY – DECEMBER 2006 PERIOD

The president of the meeting asked the Secretary to proceed with the reading of the Board of Directors and President´s Management report. The Secretary said that Banco de Bogota´s proxy proposed the assembly meeting not to read the management report, considering that it had been available to the shareholders for 15 working days previous to the meeting, that each one of the shareholders was given a package containing the report, and in addition, Mr. Ospina, the president, was going to briefly expose the management report.

The attending shareholders unanimously approved to obviate the reading of the Board of Directors and President Management Report.

Mr. Ospina began his presentation, which included the main issues on the Management Report. Following is a transcription of the Management Report text:

MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2006. The report contains a research on the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2006-2007

Macroeconomic Environment

2006 was very positive in the economic issue for the country. Economic growth exceeded the expectations of analysts, who at the end of 2005 forecasted that economy would grow around 5%. However, all anticipated economic activity indicators point out that Colombian economy grew over 6% annually during 2006. According to National Accounts figures published by DANE, available for the first quarter of 2006, economy grew 6.42% in cumulative terms during the January-September period.

With respect to offer, the dynamic behaviour of the construction sector during the first three quarters of 2006 was particularly surprising. Whilst in 2005 the construction sector grew 12.1%, as of the third quarter of 2006 it had grown 17.6%.

On the other hand, commerce, transport and industry also showed significant growth rates growing 9.8%, 9.2% and 9.1%, respectively. Of these, industry shows the most important growth because in 2005 it had only grown 3.9%. Reactivation of this sector is the result of the greater confidence industrials show at present.

In relation to the financial institutions sector, during the second quarter of 2006, profits were affected significantly by the crisis faced by emerging markets. Although there was an important recovery during the third quarter, cumulative growth is set at 0.6%, very low with respect to growth observed during 2005 (3.6%).

Main Branches IGP 2005 and 2006


GIP
Social Services
Financial Institutions
Transportation
Commerce
Construccion
Industry
Electricity
Mines and quarries
Agriculture and cattle
6.42%
2.05%
0.59%
9.25%
9.83%
9.14%
2.45%
0.65%
2.19%
2006*
2005
0
0.05
0.1
0.15
0.2
Anual Variation

* Cumulative growth in the third quarter.
Source: DANE, Corficolombiana estimates.

With respect to demand, gross formation of capital continues to be the main force

of Colombian economy, with a growth rate exceeding 28% as of the third quarter of 2006. This aspect highly guarantees sustenance of the current economic expansion process. Final consumption (homes and government) has also shown an excellent dynamic on the last years. Whilst in 2005 consumption in homes grew 4.7%, as of the third quarter of 2006 it had reached a growth rate higher than 5.7%, an exalted rate in historical terms.

IGP according to demand 2005 and 2006



GIP
Importations
Exportations
Capital Gross Formation
Government final consumption
Homes final consumption
6.42%
20.65%
6.22%
28.43%
5.72%
2006*
2005
5%
10%
15%
20%
25%
30%
Anual variation

* Cumulative growth in the third quarter.
Source: DANE, Corficolombiana estimates.

Colombian economy in the Latin American context presents two main differences: In the first place, according to figures of the International Monetary Fund, growth in Latin America during the last four years was mainly supported by increased consumption, whilst the contribution of investment to growth only exceeded the percentage point. In Colombia, during the 2002 – 2005 period investment and consumption contributed with around 3.0 growth points each, and it is expected that for the 2006 – 2007 period investment contribution exceeds the contribution of consumption, reaching 5.0 points. However, a critical aspect exists related to the lack of Colombian dynamism in foreign trade. The increased growth in imports, that in the third quarter of 2006 was growing at 20.6% in annual terms and compared with a slight dynamism of exports during the same period, 6.2%, has been a lower growth factor than that observed in Latin America. There is still a long way to go for foreign trade to be a permanent expansion source and it remains still as a source of future instability.

Contribution to the growth in Latin America and Colombia
Annual %



Latin America
Colombia
2002-05
2006-07
Consumption
Investment
Net Exportations

Source: FMI, DANE and Corficolombiana projections.

The recent dynamism of the economy has allowed the unemployment rate decrease trend to be maintained. Although recently DANE carried out a change in methodology for the Home Continuous Poll which seemed to show a decrease in unemployment, this result is product of an increase in the sample. Tendency is the important issue. To do so, we observe the historical sample and the result is a positive long term trend during the last years. In fact, unemployment average rate for thirteen cities decreased from a maximum 18.2% in 2001 to levels of 13.0% in 2005 and 2006.

Unemployment rate (%) for the thirteen cities


22
20
18
16
14
12
10

Source: DANE – ECH

With respect to inflation, the IPC behaviour during 2006 was also favourable and although there were some negative surprises in the second half of the year (especially during August and September), at the end, it was set in the medium point of the goal established by Banco de la República (Central Bank) (4.5%).

Consumer prices Index


Anual Variation (%)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5

Source: DANE.

However, as a response to observed inflation pressures, Banco de la República (Central Bank) increased in 2006 the intervention rate in 150 basic points to carry it to 7.5%. Additional to the adjustment made to that time, Banco de la República continues warning on inflation pressures, especially on the elevated growth of consumer loan portfolio and the high use percentage of installed capacity that according to industrials (Fedesarrollo and ANDI surveys) is now over the historical average (around 78%).

Local Markets

Despite the 150 basic points increase in the intervention rate during 2006, local markets closed the year with a strong valorisation; their behaviour during the year was associated to the external context, especially to expectations towards the North American economy and the movement of external interest rates. This phenomenon reflected widely in the crisis faced by domestic markets during the second quarter of 2006 a generalized fact in all emerging markets. During these months, the aversion to risk of international investors increased considerably and its impact over the emerging markets was significant.

The stock market in Colombia reflected this strong correction in the different markets. IGBC moved from 11,094 points on March 31st to levels close to 7,000 points during the last days of June. At the same time, TRM reached levels over 2,600 Pesos per Dollar, which at that time implied an annual devaluation exceeding 12%. Finally, Corficolombiana IDP which collects the public debt average valorisation was remarkably devaluated: at the end of June, the IDP lost more than 10% of its value. However, in the second half of the year, the panorama of external rates was clarified, domestic markets recovered and were able to close the year with valorisations with respect to 2005. Summarizing, 2006 was a high volatility year, in which markets were more determined by external conditions than by the good performance of local economy.

Behaviour of the Public Debt Index in 2006



250
240
230
220
210
200
234.3

Source: Corficolombiana.

With regard to the behaviour of DTF, the transmission channel lost force and transference of increases in the intervention rate of Banco de la República to the other economy rates was not observed. Whilst in 2005 DTF closed in 6.35%, in 2006, this rate closed in 6.69%, with an increase of only 34 basic points. This phenomenon could be explained as a result of the wide liquidity of economy due to the expansive monetary policy of Banco de la República during 2005 and part of 2006 and due to the increase of the preference for cash as a result of the tax to transactions that has reduced liquidity within the financial system to levels observed at the beginning of the 80s.

Nominal and rea DTF behaviour during 2006 (% E.A.)


7.0%
6.8%
6.6%
6.4%
6.2%
6.0%
5.8%
5.6%
5.4%
2.6%
2.4%
2.2%
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
Real (right axe)
Nominal (left axe)

Source: Banco de la República, Corficolombiana estimates.

The Dollar performance also surprised a great number of analysts who expected devaluation in 2006. The Dollar quotation behaviour was broadly correlated with the behaviour of other domestic assets. At the end of the year, the Colombian Peso presented an annual revaluation near to 2% closing in 2,238.79 Pesos per Dollar.

After a strong valorisation along 2005 (118%), the variable yield market characterized in 2006 for its volatility; as a result, Colombian Stock Exchange negotiations were suspended on June 13th, when the IGBC (Stock Exchange General Index) decreased in more than 10%. This decrease was mainly explained by an increase in the aversion to risk generated by the Federal Reserve monetary policy and the high level of gearing showed by the local stock market. However, in the second half of the year, good performance of emerging markets, as well as the appreciation of stock exchanges in the United States, gave an impulse to local variable rent market. As a result, the IGBC (Stock Exchange General Index) showed a valorisation of 17.32% in 2006.

Financial Sector

In 2006, the strong growth of disbursements and loan portfolio continued. With figures as of the month of November, the balance of the commercial loan portfolio had grown 22.4% annually and the balance of micro-loan portfolio at a rate of 34.2% per annum. During all the year, the balance of the consumption loan portfolio grew over

40% per annum and at the end cf 2006, growth rate was near 50%. Additionally, from the second quarter of 2006, tl e housing loan portfolio began recording positive variation rates reaching at the end of the year (November) an 11.6% growth (discounting tenure portfolio).

Loan portfolio


80%
60%
40%
20%
0%
-20%
-40%
Anual Variation
Commercial
Consumption
Micro-credit
Housing

Sourc e: Superintendence of Finance

Portfolio quality indicators a'e historically low. From the beginning of 2002, the quality indicator (overdue portfolio over total portfolio) has significantly improved, with an increasing trend about the middle of 2004. During 2006, the indicator showed stability, situated between 2.8% and 3.0%. However, the growth rhythm of disbursements and balances, especially in the case of consumption credit, implies an important risk in the medium term. It may therefore be expected that in the medium term, some deterioration is pres3nt in the quality of the portfolio that should regulate the present growth of disbursements.

Portfolio Quality Indicator


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Overdue Portfolio / Total Portfolio
15.29%
2.78%

Source: Superintendence of Finance

In general terms, the health of the financial sector has improved significantly what is

clearly reflected in quality and financial situation indicators. From 1997, financial exploration in the country had been considerably reduced, due to the crisis the sector had to face at the end of the last decade. In 2004 a degree of financial activity was achieved, measured as the tota portfolio proportion over the GIP, inferior to 26%. After relative stability in 2005, financial activity must have improved in the former year.

Prospects 2007

Economic prospects for 2007 are positive. While some risks exist as the slowing down of global economy, increases in domestic interest rates, lower prices of primary goods and the continuous deterioration of the current account, we hope in general terms, that economy inertia allows the registration of a GIP growth rate around 5.0% and even higher.

In relation to the financial institutions sector we expect that dynamics of the growth of loan portfolio and minor risks associated to the interest rate, allow the sector to recover growth rates observed in former years. In other words, after a 1.9% growth estimated for 2006, the sector would grow at a rate around 4.5% in 2007, higher than the rate recorded in 2005 (3.6%).

MAIN FIGURES OF THE CORPORATION

Equity and Solvency Report

The Corporation's equity as of December 2006 was of $1.552.251 Million, placing the Corporation in the third place of the total financial system, after the equity of Bancolombia and Banco de Bogotá banks. Solvency report at the closing of 2006 was 24.32%, 40% higher than the 17.36% recorded in December 2005.

Losses and Profits

The Corporation occupied the first place in profits in the financial sector at the closing of 2006, recording $672.825 Million of net profit and $558.278 Million in the second semester.



NET PROFIT
750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
46,644
31,170
25,879
59,299
223,083
114,547
672,825
Dec-04
Jun-05
Dec-05 - (F)
Jun-06 - (F)
Dec-06 - (F)
CFC
CFV

During 2006 the investment business contribution to the Corporation total income through the dividend item and investment valuation was an outstanding fact. On the other hand, Treasury and investment bankers contributed in a lower proportion; profit in the sale of goods received in payment (payment in kind) and fixed assets were important revenues in the result of net operations that as of December 31st amounted $655.656 million, that exceeded in 250% the result obtained as of December 2005.

NET OPERATIONG RESULT



750,000
650,000
550,000
450,000
350,000
250,000
150,000
50,000
-50,000
47,442
35,963
24,600
71,011
186,693
107,382
655,656
Dec-04
Jun-05
Dec-05 - (F)
Jun-06 - (F)
Dec-06 - (F)
CFC
CFV

An outstanding fact in the investment business is the effect of a change in the marketability of the Promigas share from medium to low. According to chapter I of Circular Letter 100 of 1995 of the Superintendence of Banks that refers to Rating, valuation and recording of investments available for sale, when an investment moves from high or medium to low marketability, not converted cumulative profit or loss should be converted against an ncome for valuation. In the case of the Corporation, this change in marketability mplied that the balance of the equity account corresponding to non realised earnings for an amount of $504.491 million was taken as an income for valuation. Additionally, in the second semester, dividends for an amount of $62.299 were received for an annual total in dividends of $143.172 million. $12.092 million were received for commissions and other revenues in the second semester. The variable income investment business generated revenues to the Corporation of $717.828 million during 2006.

Treasury contributed to the net operating result with revenues of S35.181 million in the second semester and $78.013 million in the total of 2006.

The Investment Bank Business recorded an income for commissions of $6.020 million in the second semester and $10.167 million at the closing of 2006.

Administration expenses reached the sum of $67.212 million at the closing of 2006, of which $32.341 million belong to the second semester where advertising expenses caused by the change in corporate image and the adaptations to the Corporation installations represent an important part.

The sale of goods received in payment and fixed assets generated net incomes of $18.444 million for the Corporation, of which $8.586 were recorded in the second semester.

COMMERCIAL ACTIVITY

Marketing

Once the assets and liabilities assignment of the intermediation unit was carried out and the business units which are essential for the success of the new strategic approach were structured, it was considered that it was the right time to carry out a renewal of the institutional image, adjusting it to the new activities and changing the positioning of our clients, who identified the Corporation as a very strong entity in the intermediation business and did not recognize new business areas.

Jointly with Harold Zea and associates, we worked on the design of the new image and the most adequate communication strategy to communicate it. Once the strategy was approved by the Board of Directors, disclosure activities were carried out, with events specially prepared for our customers in the cities where the Corporation operates, and with the support of an advertising campaign in the main journals and magazines of the country. The campaign, the change of image in our offices and events developed during the months of September and October were greatly appreciated by our officers, customers and financial sector entities.

Private Bank

During the second semester, commercialization of investment portfolios began through a new private bank unit, with an approach for the distribution of the investment products of the Corporation, its affiliates, other AVAL group companies and foreign financial entities, providing customers, high income natural persons, with a wide range of choices through personalized integral advisory services.

The commercial force offered our customers a range of products that included from CDT (Term Deposit Certificates) investments in the Corporation and in Leasing Corficolombiana, to TES (Public Debt Securities) investments, shares and other market papers, through Casa de Bolsa Corficolombiana. Commercialization of this new range of products presented an outstanding execution, with good growth and diversification with respect to the composition of portfolios for the customers.

Confirming the above mentioned information, the acquisition of deposit certificates for the Corporation had excellent performance, with a semi-annual growth rate of 52.7%, deposits for $333.000 million at the end of December, Private Bank capture of 39% of the total deposits of the Corporation that closed the year with CDT's (Term Deposit Certificates) for the sum of $852.520 million. A similar situation took place in the commercialisation of this type of deposits for our affiliate Leasing Corficolombiana, with 45.5% semi-annual growth and $171.600 million balance at the end of December. As a whole, the private bank finished the semester managing investment resources in CDTs for the sum of $504.600 million.

Acquisition of resources for ordinary and special common funds for our affiliate Fiduciaria Corficolombiana did not meet with budget in part due to the adjustment to this market segment in the second quarter. Although profitability of funds managed by Fiduciaria Corficolombiana was always positive and higher than the sector average, this factor allowed to stop withdrawal of resources and to maintain resources of private bank customers for a balance near to $70.000 million on December.

With our branch office, Casa de Bolsa Corficolombiana, we mainly worked on the commercialization of TES (Public Debt Securities), shares and simultaneous operations. Operations for the sum of $494.000 were carried out. A volume of

operations for the sum of $644.000 million was generated during all the year.

An agreement for the distribution of voluntary pension funds was signed with Porvenir S.A., and an agreement for the distribution of housing leasing products was signed with Leasing de Occidente in the search for new products for our target market. Training conferences on these new products were held with commercial personnel at a national level and commercialisation goals were set for 2007. In the same way, conversations took place with foreign financial entities to commercialise investment documents that allow an increase in the offer to our customers with portfolios of different structures with respect to rate, currency and risk profile.

For 2007, we expect to grow solid with our clients as their main choice for decision taking on investment, with a wider portfolio range and adequately informed and trained advisors in the opportunities offered by the markets. For this purpose we have been working on the development of a management measuring tool that allows monitoring commercial action on our customers on investment alternatives and the generation of higher commissions for the Corporation.

CURRENCY DESK

In this period the Currency Desk of the Corporation continued to be one of the leader participants in the markets in which it participates. Its important presence within the scheme of Market creators of the Ministry of Finance and Public Credit continues, occupying the 9th place in the general ranking of 2006, with a participation of 5.05% of the primary market and 11.7% of the secondary market (SEN). At the closing of 2006, the Corporation investments portfolio amounted $1.034.448 million, which represents an increase of 21.36% in relation to the closing of June, 2006.

In the foreign currency and derivatives market we continue having an important presence, not only with local customers, but also with international customers, who operate in the Colombian market. At the closing of 2006, our derivatives portfolio Peso / USD amounted the sum of USD $1.221 million, which means a 65% increase compared to the closing of June, 2006. The participation of the Corporation in this market during 2006 was 5.71%. In this same period, the Corporation participation in the Spot market Peso/ USD was 21.38% (Based on the information as of November, 2006).

For 2007 we shall continue exploring other markets, to invest the Corporation liquidity surplus more efficiently and maximizing profits.

CAPITAL INVESTMENTS

Good results continued during the second semester of 2006 for the capital investment portfolio of the Corporation. Behaviour of the capital market and variable revenue foreign investment in Colombia are important to understand the environment in which the capital investment business takes place in our country.

The stock market in Colombia, represented by the leader indicator of the Stock Exchange of Colombia, recovered what it had lost with the May-June adjustment, arriving to a convincing 39% in the second semester of the year, and ending 2006 with an annual rise of 20%. Additionally, the increasing activity of the capital market was reflected in the trend of transacted volumes in the Stock Exchange with an average of 137 thousand million Pesos a day in December.

Stock Exchange General Index Colombia (IGBC)
Base July 2, 2001 = 1000



12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
Max Hist
27-Jan-06
02-Jan-06
Min2006
28-Dec-06
180
160
140
120
100
80
60
40
20
0
Negociated Average
(COP Thousand)

Source: Colombia Stock Exchange

The stock exchange recovery occurred in a wider regional environment, since after the speculative problems of the months of the middle of the year that caused outflow of external capital, foreign investors have regained confidence in the Latin American and specifically in Colombian principles.

Foreign Investment Funds Balance in Variable Income
As of November 2006



5,0
4,0
3,0
2,0
1,0
0,0
Billones de pesos
Nov-06
ene-03
jul-03
ene-04
jul-04
ene-05
jul-05
ene-06
jul-06

The Corporation variable inccme portfolio is composed of investments in different economy sectors. The infrastructure sector portfolio approach stands out (Gas, Energy, Transportation, Aqueduct and Sewer System, and Fuels), a strategic sector for the Corporation that pretends :o continue investing, due to stable dividend flow and low return periods.

Composition of Variable Income Portfolio by sectors at value in books December 2006.
'100% = $1.6 billion


CONSUMPTION
3%
NDUSTRIAL
2%
HOTELS
7%
REAL ESTATE
2%
FINANCIAL
HYDROCARBONS
2%
MINING
3%
TECHNOLOGY
0%
ENERGY
AGRICULTURE
3%
CONCESSIONS

The consolidated Portfolio of the Corporation as of December 31st 2006 amounted $1.6 billion Pesos, compared to the aggregate of $1.8 billion in June 30th, 2006, taking into account disinvestments which are detailed hereinafter. Within the investments quoting in the stock exchange, the second semester of 2006 structured increases in shares of Fabricato Tejicondor (75%), Mineros (26%), Promigas (22%), and Gas Natural (3%); shares of AV Villas, Colombina S.A., Eternit, Ingenio La Cabaña and Textiles Espinal present no variation in the comparison period.

The Corporation closed 2006 with an excellent revenue performance for dividends generated by the portfolio companies, which in the second semester amounted $62,299 million exceeding revenues of the same period in 2005, of $59,062 million. In general terms, favourable revenue results are due to excellent results obtained in the year in our main companies, framed in a healthy growth economic environment. Leader companies in dividend generation are Promigás, Concecol, Coviandes and PISA. Also, operating revenues generated by Proyectos de Energía S.A., were very important.

Investment Vice Presidency Incomes	Year 2005	Year 2006	I Semester 2006	II Semester 2006
Dividends	89,201	143,172	80,873	62,299
Valorization (*)	75,608	535,224	19,961	515,264
Share sale profit (**)	35,152	25,128	350	24,778
Commissions (***)	-	14,358	2,266	12,092
Exchange difference	(1,102)	(54)	(54)	-
Total investments	**198,860**	**717,828**	**103,396**	**614,432**

(*) For 2006 it includes $504,491 million of valorisation for change in marketability of the Promigas share in October.
(**) For 2006 it includes $24,563 million of the sale of 9.94% of the participation in Promigas at $27,000 per share on December 26.
(***) For 2006, it includes $9,500 Million of dividends paid (Nov) by EEB to PESA, plus monthly incomes of $350 million approximately.

On the other hand, we are working on transactions within our investments which simplify its structure. Thus, the merger of Compañía Agropecuaria Pajonales, Molino Pajonales with Desmotadora del Norte Tolima took place ending 2006.

The split process of Central Hidroeléctrica Betania S.A. ESP and Proyectos de Energía S.A. was completed; this will give place to an exchange of assets by means of which Proyectos de Energia S.A. acquires the electric substation and the possession of EEB shares. In 2007, this operation will arrive to a final with stock registration in favour of PESA and the clarification of the public deed by means of which the split is completed to include the transfer of the property where the electric substation is located.

The Vice Presidency of Investments and the Vice Presidency of Investment Portfolio work together in their mission to maximise the Corporation's assets return, and the constant rotation of these assets is an essential component to achieve this goal. Detailed discussion of transactions carried out during the second semester of 2006, may be consulted in the Investment Portfolio section.

INVESTMENT PORTFOLIOS

During the second semester of 2006, the Corporation continues developing its two tasks in the investment portfolio area: the structuring and start of Private Capital Funds (FCP) and the search for investment opportunities and/or investment rotation for the variable income portfolio of the Corporation.

Private Capital Funds

With respect to the structuring and the start of Private Capital Funds for the Corporation, during the second semester of 2006, steps were taken in the following aspects:

Definition and Structuring of FCPs (Private Capital Funds)

During the second semester of 2006, the Investment Portfolio Area focused mainly in the organisation and structuring of Private Capital Funds FCP concentrated on infrastructure assets. Within the aforementioned, activities have taken place towards: i) the consolidation of investment means and the administration scheme that will be offered to possible subscribers of the fund, ii) the studies and necessary financial models that shall support the fund and the investors, and iii) the preparation of all necessary documents and steps before the corresponding authority in order to obtain the respective approval of the fund.

Promotion

The Corporation adhered to the initiatives proposed by the Government through the Stock Exchange of Colombia in the program 'Colombia Capital' which looks for the promotion and development of this new instrument within the stock market with its component dedicated to Private Capital Funds.

Thus, during the second semester of 2006, the Corporation has participated in different meetings proposed by Colombia Capital during which it has presented the vision of the Corporation and its role in the market with these new instruments. Pension funds and institutional investors, other national and foreign private capital investment funds and Government representatives are among the public to which meetings were directed.

Regulatory Scheme

During the second semester of 2006, regulation events have occurred that have demanded especial attention. The Government has decided to unify the regulations on collective portfolios, where recently created Private Capital Funds are.

In general terms, the Ministry of Finance plans to modify Resolution 400 of 1095 with respect to collective portfolios through a decree. Thus, the Corporation, independently and jointly with Colombia Capital, has widely studied the issue with the purpose of visualizing the impact the new regulation could have both on the Corporation as organiser and manager of this type of vehicle, and for investors and the funds.

Rotation of the Portfolio

With respect to the search for investment opportunities and/or rotation of investments for the variable revenue portfolio of the Corporation, during the second semester of 2006 the Vice Presidencies of Investment Portfolios and Investments worked on the following:

Seven (7) investment sales were carried out, among which the following : Valores Cineco S.A., N.Hurtado y Cía, Inversiones Holguín Hurtado S.A., Mayagüez, Valores Diaco S.A., Textiles Fabricato Tejicondor S.A. and Promigas S.A., for a total amount of $365.262 million Pesos with profits for the Corporation of $24.773 million Pesos.

In these processes it is important to emphasize the sale process of a participation in Promigas S.A., on which Prisma Energy acquired 9.94% (13.211.427 shares) of the company participation in the hands of the Corporation, through an OPA (Public Offer for Acquisition) in the Stock Exchange of Colombia, for a sale amount of $356.708 million Pesos, with profits for the Corporation of $24.562 million Pesos. Notwithstanding the aforementioned, as indicated, in October 2006, due to a change in the marketability of the Promigas S.A. share, the Corporation generated a profit of $504.491 million Pesos, of which, as a consequence of the sale, profits for an amount of $206.124 million Pesos additionally to those obtained as sale profit, were released for the shareholders. After the sale has been carried out, the Corporation keeps a participation of 14.39% in Promigas S.A.

Additionally, during the second semester of 2006, studies were undertaken with the purpose of mobilizing some investments and analysing participation in road concession bidding processes, as well as in the sale of Ecogas.

INVESTMENT BANKING

During the second semester of 2006, execution of mandates continued and concluded. These mandates made of this year the best one in investment banking performance of the Corporation in its history. During the year, resources for more than $2.7 billion were mobilized.

The goals of maintaining and extending the objective segments of the business were met. Mandates were developed in the different types of products: Issuings in the Capital Market, Syndicated Credits and Mergers and Acquisitions.

A strategy to expand the business was also developed and implemented in different cities in the country with the commercial and execution capacity of the commercial managers of the Corporation, thus being able to control the entrepreneurial segment efficiently and with profits.

On the other hand, the strategy for establishing relationships and business with international banks that give the Corporation the ability to enter into foreign markets and products was intensified during the year.

It is important to emphasise the development of new products and structures especially for the capital market, some of which were successfully carried out in 2006, as the revenue confirmation of Empresa de Acueducto de Bogotá and the confirmation of promissory notes of Argos for Cementos Andino. Other products developed during the year shall be placed in 2007 as the structured notes.

The main businesses of 2006 were:

Structuring and placing of Securities in the Capital Market. The following Issuings were structured: securitization of Argos Promissory Notes for Cementos Andino, securitisation of revenues of Empresa de Acueducto de Bogotá, issue of ordinary bonds of Leasing de Occidente issue of ordinary bonds of Emgesa and issue of Banco de Occidente bonds. The Corporation participated also in the placement of the fourth and fifth range of ISA bonds (Corficolombiana placed 52% and 64% respectively) and in the placement of mortgage bonds of Titularizadora Colombiana.

Syndicated Credits. The following syndicated credits were structured and distributed during the year: Protabaco, Eurocerámica, Aguafresca , Cipa–Somex , Comsisa and Multidimensionales.

Mergers and Acquisitions. 2006 was particularly active in this product for all the sector, and Investment Bank of the Corporation carried out some of the most important businesses of the year. Mandates for the entailment of a Strategic Partner for Colombia Móvil, the sale of Batelsa and advisory in the exchange of shares of Transelca to ISA are among the most important.

Finally, the Economic Research area has developed new analysis and opinion tools through market reports and share analysis. It is important to give emphasis to the Analysts Sixth Forum that permitted the knowledge and disclosure of opinions on economy conditions for 2007, from the most important economic analysts of the financial sector.

MANAGEMENT OF REAL ESTATE

During the second semester of 2.006, new goods as dation in payment entered Corporación Financiera Colombiana S.A. for the sum of $1.039 million compared with the sale of these assets for an amount of $14.789 million.

Sales, mainly represented in lots and warehouses, left a positive impact in the Profit and Loss Statement of $6.187 million and the balance of dations in payment decreased from $81.949 million in June 30, 2.006 to $69.591 million in December 31, 2.006.

In order to achieve these sales, the Corporation continued with several sales channels as Grupo Aval – Viviendas Planificadas S.A., Valora S.A. and Gerencia Nacional de Inmuebles (Real Estate National Management) that directly and/or through external intermediates achieved the highest volume in sales.

During 2.006 (first and second semesters included), real estate sales amounted $43.403 million, including Goods Received in Payment (payment in kind), unencumbered Real Estate and Fixed Assets not used in the operation. These sales left a positive impact in the Loss and Profit Statement for the sum of $18.444 million.

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that during June, 2006 the Corporation carried out an Asset and Liabilities transfer to Banco de Bogotá, submitting the portfolio with the corresponding funds, the SARC of Corficolombiana had a new approach. The econometric model developed has served as a base for business analysis of the currency desk business lines, investments in the real sector, investment banking and investment portfolios.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

There are adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue and foreign currency investment portfolios. Additionally, the Corporation owns a tool that allows on-line calculation of market positions and risks than allows timely detection of any situation that may derive in higher risks to those approved.

The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee exists with members of the Board of Directors; this committee meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel

dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 dated September 27, 2001 of the Bank Superintendence. In the ALCO Committee, the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product and that may be combined in certain events according to the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial sector entities and the non financial sector entities.

Operation Risk

The Corporation has defined as an operational risk, those losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The Corporation at the beginning of 2006 established an implementation work plan for an adequate operational risk management in four phases, described as follows:

Phase I: In this phase, a diagnosis was carried out and an evaluation took place to establish which would be the implementation for this issue. A work chronogram was presented to the administration with the purpose of the construction of an operational risk management structure. This stage was completely and satisfactorily met.

Phase II: The objective of this phase is the design and implementation of the three approaches defined by the Corporation for operational risk management: cultural approach, qualitative approach and quantitative approach. In the cultural approach, the risk strategy was established, risk types and business lines were defined and some operational risk general policies were established. The qualitative approach considers risk and control measure methodologies, operational risk indicators and reports structure. Finally, the quantitative approach establishes the data base structure of operational risk events and all the technical support its development requires. This phase is under process of development.

Phase III: It was defined that the operational risk measurement methodology should have first a pilot plan, with the purpose of learning of its implementation. Once the control plan is evaluated, the scheme in other business lines shall be established. The Corporation defined the Currency Desk business as the pilot plan that began in the second quarter of 2006 and is in process of development.

Phase IV: This phase is the implementation of all the operational risk management system to all the business lines of the Corporation. This phase shall begin once the control plan finishes.

The Superintendence of Finance issued External Circular Letter 048 of December, 2006, which is incorporated in chapter XXII of the Basic Accounting and Financial Circular Letter. This Circular Letter sets the bases and the minimum guidelines to be implemented from July 2007 by the entities, for the development of an Operative Risk Administration System (SARO). On this respect, the Corporation shall be completely prepared when this regulation enters into force, since many imparted requirements were conveyed during 2006.

Assets laundering risk

The SIPLA of the Corporation is based on the laundering risk evaluation for products, target markets and operations of all the entity dependencies.

The assets laundering risk is defined as the possibility of economic loss or of harm to the good name the Corporation could suffer should it be used to channel resources from delinquent activities or with destination to delinquent activities. The Board of Directors has adopted the necessary mechanisms to avoid the occurrence of events that could negatively affect its results and its business.

For this, the plan prepared by the Accomplishment Officer based on risk evaluation is approved annually. The analysis is supported in matrixes used to determine factors and situations that generate the assets laundering risk, as well as to identify businesses, dependencies and most exposed offices, in order to strengthen controls.

For the preparation of the Annual Compliance Plan, an analysis is carried out that allows the orientation of priorities to be included, given the vulnerability level of businesses to the laundering risk. Thus, for each type of transaction the risk is analysed in detail, based on the methodology of the panel of experts, together with persons in charge of the operations. These matrixes are updated each year, or when any change in the product, in the market or in the environment itself is worth it.

Control supervision to prevent these risks is carried out by the Board of Directors and the Presidency through the reports presented by the Compliance Officer. In the same way, the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

The organisational and administrative structure at the end of the year presented great changes with respect to the beginning as a consequence of the merger, the

subsequent transfer of assets and liabilities to Banco de Bogotá, the new business strategy and the stabilisation of processes.

As of December 31st 2006, the Corporation had 320 employees that represent a decrease of 36.76 % with respect to the 506 employees who began the year at the time of the merger. The Corporation implemented a retirement plan and a support program for labour relocation for this important reduction, with very good results.

Among other actions carried out are the physical adaptation of offices, process and administrative applications unification and adjustment to the expenses structure.

The Corporation continued with the strengthening of the necessary competences for consolidating the business strategic areas and support areas with the purpose of achieving the goals proposed by the entity.

TECHNOLOGICAL ADVANCES

During the second semester of 2006, the I.T. area continued with the development of its technological platform and initiated important support projects to the Corporation daily operation, such as:

- Design phase and specifications of the Currency Desk operative processes management Project;
- Design phase and specifications of the Only Customer project for the Corporation and its financial affiliates;
- Development phase of the Operational Risk Data Base project, and
- Development phase of the Cash and Banks project.

Additionally, the operative support to Banco de Bogotá required by the assets and liabilities transfer process and the technological support to financial affiliates continued.

In compliance with numeral 4 of Article 47, of Law 222 of 1995, modified by Law 603, 2000, Corporación Financiera Colombiana S.A., integrally applied the rules on intellectual property and copyright. Products and programs covered by copyright are duly licensed.

AUDIT COMMITTEE

The Board of Directors in its session of July 26th 2006, according to Minute No. 1575 appointed the following persons as members of the Audit Committee:

- Gerardo Silva Castro
- Jorge Iván Villegas Montoya
- Alvaro Jesús Velásquez Cock.

The Audit Committee, as a support unit to the functions carried out by the Board of Directors for the internal control implementation and supervision of the Corporation hold meetings during the second semester on August 9 and December 13, 2006, where they analysed among other topics, those hereinafter, with the purpose of evaluating the internal control structure of the Corporation:

a) Analysis of the Financial Statements and opinion of the Statutory Auditor, on the financial statements as of June, 2006.

b) Qualification portfolio as of March, 2006.
c) Portfolio as of November, 2006.
d) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.
e) It supervised the functions and activities of the Auditor Office on aspects such as:
   - ✓ Monitoring of the Audit annual Planning, based on risks.
   - ✓ Audit evaluation reports to the different areas, products and affiliates of the Corporation.
   - ✓ Monitoring carried out by the audit office based on the answers given by the different managers of the evaluated areas.
   - ✓ Follow-up and control statistics based on planning.
f) It reviewed the letters received from the Superintendence of Banks with the corresponding answers and improvement follow-up.
g) It reviewed the reports presented by the Compliance Officer to the board of directors, with the purpose of verifying the adequacy of them in relation to the necessary controls to avoid the Corporation being used as an instrument for carrying out delinquent activities
h) It reviewed the reports presented by the Statutory Auditor Office with the corresponding answers and improvement follow-up.
i) In the meeting of December 13, 2006 the President of The Corporation submitted a report to the Audit Committee in relation to the disclosure and control system for financial information, where he states that no internal control deficiency exists that hinder The Corporation in the registration, processing, summarising and presentation of the financial information in the adequate manner, and that no frauds have existed that affect the quality of the financial information of the Corporation.

As a result, we can observe:

- Structure, environment and control activities in accordance with the objectives of the Corporation, that provides the adequate security to manage risks to which the Entity is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control necessities of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office and Internal Audit Office.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in numerals 2.2.1 and 2.2.2 of chapter XI title I of the External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Banks, now called Superintendence of Finance of Colombia, The Corporation has

adopted a Code of Ethics and Behaviour and a Manual of Policies and Procedures for the Prevention and control of Asset Laundering approved by the Board of Directors, that contain the provisions stipulated to avoid the entity being used to channel money from or with destination to delinquent activities.

The Code of Ethics and Behaviour and the Policies and Procedures Manual for the Prevention of Asset Laundering were updated during 2006 to incorporate the best anti-laundering practices of Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A., and for the application of control improvements.

Additionally the Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

Within its policies, the entity does not exonerate any customer or counterparty from filling the cash transactions form or complying with the requirements established in the external and internal rules for joining the institution.

During 2006 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the Annual Compliance Plan 2006 was approved at the beginning of the year. The Presidency is permanently monitoring the development presented to the Board of Directors by the Compliance Officer. In compliance with this plan and in force regulations, the Corporation prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during the second semester of 2006, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financia information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

Preferential windows for people 65 years old or more

Congress of the Republic. Law 1091 of 2006 "Whereby Gold Colombian men and women are recognised"

This rule provides that all state and private entities which provide services to the public shall have a place or preferential windows to assist Colombian persons over 65 years old, duly identified with the gold Colombian card, to be issued by the National Registrar's Office. The Government shall regulate the law within the following six months to its enactment.

Tax Reform

Congress of the Republic. Law 1111 of 2006. "Whereby the Tax Statute of taxes managed by the Direction of national taxes and customs, is modified"

The reform establishes, among other provisions, a gradual removal of the stamp tax, a reduction of the income tax, the establishment of 8 VAT fees and the creation of the tax value unit (UVT), with an initial value of $20.000.

100% of industry and commerce tax, advertising and billboard tax, and the land tax shall be deductible, provided they have a causality relation with the economic activity of the tax payer. 25% of the tax to financial movements may be also deducted independently from it, with or without this causality relation.

Since 2007 natural or corporate persons income taxpayers may deduct 40% of the value in investments carried out in current fixed assets acquired, even under the financial leasing mode.

The income tax will be gradually reduced; in 2007 it shall be of 34% and in 2008 of 33% where it shall stabilize.

From 2007 to 2010, all natural and corporate persons and fact associations taxpayers and tax return deponents with a equity equal or exceeding $3.000 million Pesos shall pay the equity tax (capital gains tax) with a tax rate of 1.2% on the taxable base set in article 295 of the Tax Statute and shall be caused on January 1st of each year.

The stamp tax shall be gradually removed: in 2008 it shall be of 1% and in 2009 of 0.5%. It shall disappear in 2010. In the same way, the taxable base for this tax shall increase, including documents where liabilities with an amount over 6.000 tax value units (UVT) appear.

Entrepreneurial Insolvency Law.

Congress of the Republic. Law 1116 of 2006. "Whereby the Entrepreneurial Insolvency System in the Republic of Colombia is established and other provisions are issued".

The Congress approved the entrepreneurial insolvency law that supersedes Law 550 of 1999. As its preceding law, the purposes of this law are to facilitate economic recovery of companies with economic difficulties and protect creditors.

The law corrects the deficiencies detected in the old law, to benefit the interests of the companies and their creditors. Mainly, steps are expedited and the vision of the process as the simple payment of debts is now focused in the reorganisation and economic recovery of the company.

The Law shall enter into force six (6) months after its promulgation, meanwhile, Law 550 of 1999 will continue in effect.

Stock Market Self-Regulation

Ministry of Finance and Public Credit. Decree 1565 of 2006 "Whereby provisions for the exercise of the stock market self-regulation activity are issued."

It establishes that all persons who carry out stock intermediation activities must be self-regulated. The self-regulator organism shall have regulatory, supervision and disciplinary functions.

Among other issues, the general aspects of self-regulation in the stock market are also regulated (subjects and self-regulation scope), the functions of self-regulation agencies (regulatory, supervision and disciplinary functions), the preliminary aspects of the disciplinary process (principles, process actions, tests and sanctions) and the inscription and admission of stock market intermediate members.

This decree was partially modified by decree 3516 of 2006, with respect to the distribution of collections, rates and payments and allows that self-regulation organisms accept stock intermediaries inscribed in the national registry of stock market agents and persons who are not stock market intermediaries who willingly accept self-regulation functions.

Acquisition public offers

Ministry of Finance and Public Credit. Decree 1941 of June 13, 2006 "Whereby provisions on acquisition public offers are issued".

By means of this decree, some articles related to the acquisition public offer under resolution 400, of 1995, are revoked and subrogated.

- The Decree revokes article 1.2.5.2. of the aforementioned resolution on the advertising of the public offer before Superintendence of Stock, modifies share acquisition percentages in acquisition public offers, points out events in which the acquisition public offer should not be carried out, determines the irrevocable character of the acquisition public offer, establishes the requirements for the authorisation by the Superintendence of Finance of the acquisition public offer and establishes the liabilities of the bidder, the issuer and the stock market during the acquisition public offer.

Non Banking Correspondents

Ministry of Finance and Public Credit. Decree 2233 of 2006 "Whereby financial services provided by credit establishments through correspondents are regulated".

By means of this decree, credit establishments are authorised, under their own responsibility, to provide their services through third correspondents, connected through data transmission systems.

The correspondents may be natural or corporate persons who assist the public at their own installations or the installations of third parties. The decree defines the services which may be so provided; it also regulates besides other aspects, the contracts content, and the authorisation of the Superintendence of Finance for contract models and the obligations of the institutions.

Stock Market Information Integral System

Ministry of Finance and Public Credit. Decree 3139 of 2006 "Whereby rules related to the organisation and operation of the Stock Market Integral Information System – SIMEV – and other provisions are issued".

This Decree states that SIMEV is "the aggregate of human, technical and management resources the Superintendence of Finance of Colombia shall use in order to allow and expedite the supply of the information to the market." SIMEV shall be constituted by Registro Nacional de Valores y Emisores (RNVE), (Stock and Issuers National Registry), Registro Nacional de Agentes del Mercado de Valores (RAMV) (National Registry of Stock Market Agents) and Registro Nacional de Profesionales del Mercado de Valores (RNPMV) (National Registry of Stock Market Professionals).

The Decree establishes for each registration, inscription requirements and modalities, registration updating, periodical information, term, inscription cancellation and certification processes, among other topics.

Election of independent members of the boards of directors of stock issuers

Ministry of Finance and Public Credit. Decree 3923 of November 8, 2006 "Whereby the election of independent members of the Boards of Directors of stock issuers is regulated"

The election of the independent members must be separated from the election of the rest of the members. Independent members shall be presented in written lists addressed to the secretary of the assembly, with the candidate acceptance and in the case of an independent member, with the express statement that the candidate complies with legal requirements. The decree also reiterates as provided under paragraph 1 of the aforementioned article that stock issuers, including those entities controlled by the Superintendence of Finance, may provide in their by-laws that no deputy members shall exist in the boards of directors or the organ substituting them.

With respect to the election process the rule indicates that it will be carried out by electoral quotient with no prejudice to other systems established under the by-laws and in one only voting all members shall be elected provided that the minimum number of independent members legally or statutorily demanded is assured. Stock issuers shall verify compliance with law requirements by independent members, with no prejudice to the responsibility of each one of the members indicating any circumstance that follows and affects such compliance. In all cases, issuers shall comply with the minimum number of independent members.

Credit modes with rates that must be certified by the Superintendence of Finance

Ministry of Finance and Public Credit. Decree 4090 of November 20th, 2006 "Whereby the different credit modalities are determined with rates that must be certified by the Superintendence of Finance of Colombia".

The Financial Superintendence shall certify the current bank interest rate that corresponds to Commercial, Consumption and Micro-credit modes, based on the financial and accounting information supplied by credit establishments.

The rule states that the active operations rate shall be analysed by means of weighting techniques adequate for each credit mode. Certified rates shall be expressed in annual effective terms and shall be in force as of their publication.

The rule indicates, with respect to the scope and application of the certification that rates fixed shall apply for all legal effects related to the financial operation carried out by entities controlled by the Superintendence of Finance and the Superintendence of Solidary Economy. And that persons different from the aforementioned must take into account for all legal effects, the highest current bank interest of those certified by the Superintendence of Finance for the respective period.

It is noted that the National Government issued decree 018 of January 4th 2007, that modifies article 2 of decree 4090 of 2006; the decree puts together in one only category the commercial credit and the consumer credit.

Regulation of report operations, simultaneous and of temporary stock transference.

Ministry of Finance and Public Credit. Decree 4432 of December 11, 2006 "Whereby report provisions or repo operations, simultaneous and of temporary stock are issued".

This decree determines the definitions and characteristics of report or repo operations, simultaneous operations and of temporary stock transference operations.

It also determines the provisions common to the aforementioned operations such as the unitary character, the authorisation to carry them out and the application to Banco de la República. Finally, it sets the rules which will be taken into account should a non compliance by the parties occur with respect to the aforementioned operations.

Schedule for the Public

Superintendence of Finance. External Circular Letter 22 of July 19, 2006.

This circular letter of the Superintendence of Finance imparts instructions to the financial institutions, insurance entities and insurance intermediaries, stating that they may freely define the schedule for the public. Any modification to current schedules must be communicated to the Superintendence with not less than 10 business days in advance.

Instructions to credit establishments with respect to the financial services which may be provided through correspondents.

Superintendence of Finance. External Circular Letter 26 of August 4, 2006.

By means of this circular letter, the Superintendence of Finance makes additions to the legal basic circular letter and the financial circular letter with the purpose of giving the instructions credit establishments must observe when providing financial services through correspondents. Among the aspects indicated are the regulations related to the operations under Decree 2233 of 2006, the administration of risks implicit in this activity, the minimum characteristics of electronic terminals, the competence of the correspondents, contracts and information to clients and users. It also states the duty to inform the number of correspondents with contracts with credit establishments and the risks inherent to the provision of said services.

Minimum requirements for the entailing of customers in the frame of promotion of access to financial services.

Superintendence of Finance. Circular Letter 37 of August 9, 2006.

This Circular Letter states that the minimum requirements for entailing clients can not be understood as an obstacle for the provision of financial services, especially to citizens with less income.

The aforementioned because the minimum requirements that natural persons entailing forms must contain are indicated in numeral 1.1 of Annex I of Chapter 11 on the prevention of delinquent activities of the Legal Basic Circular Letter, that refer to: names and last name; number of identification document; name, last name and identification document of the representative; address and phone number of the representative; place and date of birth; home address and phone; occupation, work or profession; description of the activity; name, address, fax, phone number of the company where the person works (if applicable); type of enterprise (private, public or mixed); voluntary statement on the origin of the goods and/or funds; monthly income and expenses; details of other revenues; total assets and liabilities; in the case of a trust, the type of resources and the identification of the good delivered; authorisation for consultation and report to risk central offices and the petitioner's signature and fingerprint.

Since all the spaces in the form must be filled, it is provided that should the requested information can not be supplied, express indication shall appear, for example, in the space for writing the phone number, answer "without phone" and in case of having no assets or liabilities, fill those spaces with "zero".

Adoption of an Operative Risk Administration System (SARO).

Financial Superintendence External Circular Letter 048 of December 22, 2006.

The Superintendence sets the bases and minimum guides that shall be implemented for the development of an Operative Risk Administration System (SARO) in the Colombian financial system.

This Circular Letter:

- States the importance of counting on an adequate operative risk administration.
- Shows that, although this risk can not be categorised as financial, its administration system does not differ in its components or elements from one typically financial.
- Evidences the importance of the operative risk administration and places it at the same level with those of the market risk, the credit market and liquidity market, etc.

OPERATIONS WITH SHAREHOLDERS AND MANAGERS

Operations carried out by the Corporation with its shareholders and managers are adjusted to the general policies of the entity. Said operations are duly detailed in the notes to the financial statements.

The Corporation states that according to the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and affirmations integrating the financial statements have been duly verified and obtained from the accounting records of the entity, and prepared according to accounting rules and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: The members of the Board of Directors accepted the report presented by the President.

It is placed on records that the information referred under numeral 3 of article 446 of the Code of Commerce was submitted and accepted unanimously.

Note: The Members of the Board of Directors accepted the report submitted by the President. The information referred on paragraph 3, article 446 of the Commerce Code was submitted, and was unanimously approved."

Next, the President asked the Secretary to submit the operations carried out between the Corporation and its subordinate and associated companies, which are contemplated in the balance and profit and loss statements of the July – December 2006 period and detailed on note #25.

At that moment, Banco de Occidente´s proxy proposed the assembly not to read the operations made by the Corporation with its subordinates and associate companies, contemplated on the balance and profit and loss statements of the July – December 2006 period and detailed on note #25, as they had been at the disposal of the shareholders within 15 working days previous to the meeting, and each attendant was given a package containing such notes.

The attending shareholders unanimously approved to obviate the reading of the operations made between the Corporation and its subordinates and associate companies.

4.2 READING OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCE AS OF DECEMBER 31ST, 2006 AND THE RELATED PROFIT AND LOSS STATEMENTS.

The President asked to read the balance, profit and loss statement, and its annexes and other financial statements of the July 1 – December 31st, 2006 period, which were distributed to all the attending shareholders. Such documents had been at the disposal of the shareholders within 15 working days previous to the meeting and the shareholders were able to exercise the inspection right referred on Article 447 of the Commerce Code.

The Secretary advised that Banco de Bogota´s proxy proposed the assembly meeting to obviate the reading of the management report, taking into account that it had been available to the shareholders for 15 working days before the meeting, and that each one of the shareholders was given a package containing all the information on this subject.

The attending shareholders unanimously approved to obviate the reading of the balance, the profit and loss statement, and its annexes and other financial statements, related to the July 1st – December 31st, 2006 period.

Following is a transcription of the Comparative Consolidated General Balance and the Profit and Loss Statement of the July 1st – December 31st, 2006 period:

NOTE: The Notes to the Balance and the Profit and Loss Statement, the other financial statements and annexes are an annex hereof which is filed at CFC.

Financial Statements
July-December
2006

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balance Sheet
December 31st, 2006 and June 30th, 2006
(Stated in Million Pesos)

ASSETS		A: 31/12/2006 DD/MM/AAAA		A: 30/06/2006 DD/MM/AAAA	
CASH ON HAND, NET	(Notes 6 and :		$ 162,216.0		$ 66,374.1
INTERBANK FUNDS SOLD AND RE-SALE AGREEMENTS (Note 6)			177,494.6		263,802.6
INVESTMENTS	(Notes 7 and 25)		2,291,671.4		2,459,266.3
Negotiable Debt Securities		416,787.2		162,136.6	
Negotiable Participative Securities		88,941.2		79,154.9	
To held until Maturity		3,368.5		42,921.9	
Available for Sale in Debt Securities		31,225.3		10,047.4	
Available for Sale in Participative Securities		1,296,503.8		1,639,842.1	
Investment Re-purchase Rights		591,086.3		646,704.4	
Minus: Provision		(136,240.7)		(110,663.1)	
CREDIT PORTFOLIO	(Notes 8 and 25)		38,061.0		47,436.0
Commercial Credits, Other Guarantiee		38,564.9		47,968.4	
Category A Normal		47,389.2		56,787.7	
Minus: Provision		(8,833.3)		(8,829.3)	
Minus: General Provision		(473.9)		(622.4)	
ACCEPTANCES AND DERIVATIVES	(Note 9)		67,237.1		14,396.0
Debtors for Bank Acceptances		0.0		1,369.0	
Derivatives		67,237.1		13,027.0	
Rights		3,733,156.8		2,723,623.2	
Obligations		(3,665,919.7)		(2,710,596.2)	
ACCOUNTS PAYABLE	(Notes 10 and 25)		47,069.0		49,019.8
Interest		2,263.9		1,661.8	
Commissions and Fees		5,001.1		2,565.4	
Payment for Commercial Clients Account		3.9		38.9	
Other		41,412.7		46,658.3	
Minus: Provision		(1,618.6)		(1,904.6)	
CURRENT ASSETS AND RECEIVED IN PAYMENT	(Note 11)		11,688.3		18,976.3
Goods received in payment different to Housing		53,979.5		81,949.4	
Goods not used in the Social Object		410.1		410.1	
Depreciation		(163.5)		(166.4)	
Minus: Provision		(42,637.6)		(63,228.8)	
PROPERTIES AND EQUIPMENT	(Note 12)		15,302.8		16,641.9
Terrains, Buildings and Constructions under Execution		22,682.3		24,294.2	
Equipment, Office Furniture and Implements		8,934.6		8,803.7	
Computer Equipment		9,201.9		9,291.1	
Other		906.7		437.6	
Less: Depreciation and Accumulated Amortisation		(26,421.7)		(27,184.7)	
OTHER ASSETS	(Notes 13)		47,392.7		48,191.2
Permanent Contributions		83.2		83.2	
Anticipated Expenses and Deferred Charges		4,446.4		4,089.3	
Other		66,101.6		55,067.1	
Minus: Provision		(23,237.6)		(11,038.4)	
VALORISATIONS	(Notes 7, 12 and 25)		333,035.6		329,164.6
Investment Available for Sale in Participative Securities with Low or Minimum Marketability or with no quotation in the		316,349.9		308,017.6	
Properties and Equipment		17,689.7		21,136.9	
DEVALORISATIONS	(Note 7)		(49,127.6)		(47,707.2)
Investment Available for Sale in Participative Securities with Low or Minimum Marketability or with no quotation in the		(49,127.6)		(47,707.2)	
TOTAL ASSET BEFORE GUARANTY CAPITAL			$ 3,241,966.0		$ 3,263,639.6
TOTAL ASSET AND GUARANTY CAPITAL			$ 3,241,966.0		$ 3,263,639.6
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 23)			270,620.3		190,782.2
DEBTOR CONTINGENT ACCOUNTS	(Note 23)		637,802.6		431,240.9
Other		637,802.6		431,240.9	
DEBTOR MEMORANDUM ACCOUNTS	(Note 24)		7,070,299.4		7,733,674.3
MEMORANDUM ACCOUNTS CREDITORS PER CONTRA (Note 24)			2,931,177.0		4,692,394.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 10,909,899.2		$ 12,848,092.3

LIABILITIES AND EQUITY		A: 31/12/2006 DD/MM/AAAA		A: 30/06/2006 DD/MM/AAAA	
DEPOSITS AND CALL MONEYS	(Notes 14 and 2		$ 1,002,002.9		$ 938,567.8
Term Deposit Certificates		852,619.8		818,467.1	
Savings Deposits		145,148.0		113,997.6	
Other		4,336.1		6,102.2	
INTERBANK FUNDS ACQUIRED AND RE-PURCHASE AGREEMENTS (Note 16)			553,964.3		663,479.7
OUTSTANDING ACCEPTANCES (BANK)			0.0		1,369.0
BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS (Note 15)			2,636.3		46,941.6
Foreign Entities		2,636.3		46,941.6	
ACCOUNTS PAYABLE	(Notes 17 and 25)		86,550.4		84,622.6
Interest		13,674.9		10,480.7	
Commissions and Fees		4.0		128.0	
Dividends and Surpluses		52,279.3		48,848.1	
Other		20,592.2		25,666.7	
OTHER LIABILITIES	(Note 18)		25,393.7		30,286.2
Consolidated Labour Obligations		1,630.7		1,824.6	
Anticipated Income and Deferred Payments		22,570.8		27,304.6	
Retirement Pensions		1,192.2		1,156.0	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 19)		19,077.0		17,261.9
Labour Obligations		854.3		0.0	
Taxes		15,656.8		13,006.2	
Other		2,566.9		4,256.7	
TOTAL EXTERNAL LIABILITIES			1,689,713.6		1,781,717.7
TOTAL LIABILITIES			1,689,713.6		1,781,717.7
EQUITY			1,552,251.4		1,481,921.8
SOCIAL CAPITAL	(Note 20)		1,540.0		1,463.0
Divided in 153.997.234 Shares of Nominal Value of $ 10.oo each					
RESERVES	(Note 21)		657,120.9		566,948.6
Legal Reserve		460,145.8		382,257.6	
Statutory and Occasional Reserves		196,976.1		184,691.0	
SURPLUS or DEFICIT			336,312.6		799,862.6
Profit or Non feasible Losses in Inv.		49,328.8		436,378.4	
Available for Sale	(Note 22)				
Valorisations		333,039.6		329,164.6	
Devalorisations		(49,127.6)		(47,707.2)	
Equity Re-valorisation		3,071.7		81,036.8	
PROFIT OF THE FISCAL YEAR			558,277.9		114,646.8
TOTAL LIABILITIES AND EQUITY BEFORE GUARANTY CAPITAL		$	3,241,966.0		3,263,639.6
TOTAL LIABILITIES, EQUITY AND GUARANTY CAPITAL		$	3,241,966.0		3,263,639.6
CREDITOR CONTINGENT ACCOUNTS	(Note 23)	$	270,620.3	$	190,782.2
Endorsements and Collateral		48,088.2		36,733.1	
Letters of Credit		0.0		26,742.0	
		222,532.1		127,307.1	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 23)		637,802.6		431,240.9
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 24)		7,070,299.4		7,733,674.3
CREDITOR MEMORANDUM ACCOUNTS	(Note 24)		2,931,177.0		4,692,394.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS			$ 10,909,899.2		$ 12,848,092.3
PROFIT PER SHARE (in Pesos)		$	3,700.26		782.96

See the notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40696-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3922-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained hereunder and that they have been faithfully taken from the accounting books

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31st, 2006 and June 30th, 2006
(Stated in Million Pesos)

		PERIODS BETWEEN			
		FROM 01-07-2006 DD/MM/AAAA	TO 31-12-2006 DD/MM/AAAA	01-01-2006 DD/MM/AAAA	30-06-2006 DD/MM/AAAA
DIRECT OPERATING INCOME	(Note 25)	$	920,076.2	$	416,723.0
Interest and Discount Amort Credit Portfolio and other interest		8,804.7		80,238.1	
Profit on Valuation Investments Neg Debt Securities		45,492.7		76,176.9	
Profit on Valuation Investments Neg Participative Securities		10,772.6		19,960.8	
Profit on Valuation Investments to Maintain until Maturity		1,690.9		2,417.2	
Profit on Valuation Investments Available for Sale Debt Secur		10,624.1		13,789.5	
Gain in Investments Available for Sale		505,610.8		12,787.7	
Commissions and Fees		7,820.9		6,907.3	
Profit on Derivatives Valuation		236,557.7		28,814.0	
Profit in Cash Operations Valuation		1,785.9		42,299.5	
Exchanges		44,448.8		77,598.2	
Profit on Sale of Investments		46,467.1		26,720.8	
Profit on Sale of Portfolio		0.0		29,013.0	
DIRECT OPERATING EXPENSES			379,706.9		342,213.1
Interest, Amortised Premium and Discount Amortisation		53,659.1		100,346.0	
Loss on Negotiable Investments Debt Securities Valorisation		0.0		105,361.4	
Commissions		4,651.0		4,390.9	
Loss on Derivatives Valuation		223,283.1		4.0	
Exchanges		65,933.2		65,228.6	
Loss on Investments Sale		17,227.2		66,882.2	
Loss on Cash Operations Valuation		14,953.3		0.0	
DIRECT OPERATING RESULT			540,369.3		74,509.9
OTHER REVENUES AND OPERATING EXPENSES - NET			47,953.7		42,236.6
OPERATING INCOME	(Note 26)		80,571.6		112,712.1
Dividends and Participations		62,298.9		80,873.0	
Other		18,272.7		31,839.1	
OPERATING EXPENSES			32,617.9		70,475.5
Personnel Expenses		15,220.3		20,837.3	
Other	(Note 27)	17,397.6		49,638.2	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATION AND AMORTISATION			588,323.0		116,746.5
PROVISIONS			35,238.3		7,996.7
Investments	(Note 7)	32,763.0		797.8	
Credit Portfolio	(Note 8)	25.5		4,579.2	
Accounts Receivable		824.3		561.6	
Other	(Note 27)	1,625.5		2,058.1	
DEPRECIATION - OWN USE GOODS	(Note 12)		878.6		812.7
AMORTISATION			3,931.6		555.3
NET OPERATING RESULT			548,274.5		107,381.8
NON OPERATING INCOME			23,688.4		21,845.2
Non Operating Income	(Notes 29)	23,688.4		21,845.2	
NON OPERATING EXPENSES			1,139.0		2,161.7
Non Operational Expenses	(Note 25)	1,139.0		2,161.7	
NET NON OPERATIONAL RESULT			22,549.4		19,683.5
PROFIT BEFORE INCOME TAXES			570,823.9		127,065.3
INCOME TAX AND COMPLEMENTARIES	(Note 30)		12,546.0		12,518.5
PROFIT OF THE PERIOD		$	558,277.9	$	114,546.8

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
See attached report

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained in these Financial Statements and that these have been faithfully taken from the accounting books.

CORPORACION FINANCIERA COLOMBIANA S.A.
Statement of Cash Flow
Periods ended as of December 31st. And June 30th,
Stated In Million Pesos

	December 2006	June 2006
Cash Flows from Operating Activities:		
Net Profit of the Period	$ 558,277.9	114,546.8
Adjustments to Reconcile Net Profit and Net Cash		
Provided In Operating Activities:		
Provision Non Negotiable Investments Variable Yield	32,763.0	797.8
Provision Credit Portfolio	25.5	4,579.2
Provision Accounts Receivable	824.3	561.6
Provision Goods Received In Payment	1,475.4	2,015.8
Provision Other Assets	7.7	21.8
Reimbursement Investment Provision	(4,618.2)	(6,707.7)
Reimbursement Credit Portfolio Provision	(69.9)	(24,980.1)
Reimbursement Accounts Receivable Provision	(614.6)	(574.7)
Withdrawal Accrued Depreciation	(1,633.2)	(305.2)
Reimbursement Goods Received In Payment Provision	-	(395.7)
Reimbursement Other Assets Provision	(205.3)	(6.9)
Valuation of Investments, Net	(68,580.3)	(6,983.0)
Unrealised Profit on Investments Available for Sale	(388,049.6)	(63,954.4)
Proceeds from the Sale of Goods Received In Payment	11,874.0	12,247.0
Profit on Sale of Goods Received In Payment, Net	(4,932.2)	(6,153.7)
(Profit) Loss on Sale of Properties and Equipment, Net	(2,410.3)	100.5
Depreciation	878.6	812.7
Amortisation	3,931.6	555.3
Depurated Profit	138,944.4	28,177.1
Income Received In Advance	(4,733.8)	(12,110.4)
Severance Provision	255.5	257.0
Increase Estimated Liabilities and Provisions	1,815.1	13,476.2
Decrease Other Liabilities	(113.3)	(115.9)
Increase Accounts Payable	1,827.9	37,309.4
Decrease Accounts Receivable, Net	1,741.1	21,530.9
(Increase) Decrease In Other Assets	(2,935.5)	573.9
Additions Goods Received In Payment	(1,038.6)	(1,176.9)
Severance Payments	(299.9)	(551.5)
Net Cash Provided In Operating Activities	135,462.9	85,369.8
Cash Flow of Investment Activities:		
(Sale) Purchase of Investments	50,498.9	(127,765.3)
(Profit) Loss In Sale of Investments, Net	(29,239.9)	40,161.4
Decrease Credit Portfolio	9,399.4	1,728,857.2
Increase Acceptances and Derivatives	(52,841.1)	(7,402.5)
Proceeds from the Sale of Investments	96,108.2	287,460.7
Proceeds from the Sale of Properties and Equipment	4,151.3	29.6
Dividends Received In Cash	652.2	2,894.2
Purchase of Properties and Equipment	(638.9)	(348.2)
Net Cash Provided for Investment Activities	78,090.1	1,923,887.1
Cash Flow for Financing Activities:		
Increase (Decrease) Deposits and Call Moneys	63,445.0	(1,145,918.2)
(Decrease) Increase Interbank Funds Purchased and Re-purchase Agreements	(109,525.4)	144,823.1
(Decrease) Increase In Outstanding Bank Acceptances	(1,369.0)	981.8
Decrease Bank Credits and Other Financial Obligations	(43,306.2)	(710,181.8)
Dividends Paid	(102,263.5)	(107,999.2)
Net Cash Used In Financing Activities	(193,019.1)	(1,818,294.3)
Net Increase In Cash and Cash Equivalents	20,533.9	190,962.6
Cash at the Beginning of the Period	319,176.7	128,214.1
Cash at the End of the Period	$ 339,710.6	319,176.7

See the notes attached to these financial statements

PEDRO NEL OSPINA SANTAMARIA PRESIDENT (*)	MARTHA CECILIA CASTRO ORTIZ ACCOUNTING MANAGER T.P. No. 40995-T	OSCAR DARIO MORALES STATUTORY AUDITOR T.P. No. 3822-T Member of Deloitte & Touche Ltda. (See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements herein contained and that they have been faithfully taken from the accounting books.

CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes in Shareholders' Equity
Periods that ended on December 31st and June 30th 2006
(Expressed in Million Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: fiscales Provisions	Statutory and Occasional Reserves: Disposition the Assemb	Statutory and Occasional Reserves: Economic Promotion	Statutory and Occasional Reserves: Economic Capitalisation	Statutory and Occasional Reserves: Total	Non carried Earnings Investments		Equity Revalorisation	Devalorisations	Result Previous Fiscal Years	Profit of Fiscal Year	Shareholders' Equity
Balance as of December 31st 2005	$ 1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500,332.8	306,005.8	81,036.8	(44,469.3)	68,824.2	137,905.3	1,519,317.8
Loss Transfer from fiscal year to results of previous fiscal years	-	-	-	-	-	-	-	-	-	-	-	137,905.3	(137,905.3)	-
Reserve on investment valuation	-	-	41,249.3	-	-	-	41,249.3	-	-	-	-	(41,249.3)	-	-
Reserve for future distributions	-	-	-	58,513.1	-	-	58,513.1	-	-	-	-	(58,513.1)	-	-
Liberation of Occasional Reserves	-	-	(1,032.1)	-	-	-	(1,032.1)	-	-	-	-	1,032.1	-	-
Dividend in cash of $1,254.47 per share for the 9,298,994 shares with preference dividend with no right to vote of shares subscribed and paid as of December 31st 2005, corresponding to dividends accumulated pending to be paid for each one of the fiscal years 2002 $356.56, 2003 $436.94 and 2004 $460.97. This dividend was paid on March 15th, 2006.	-	-	-	-	-	-	-	-	-	-	-	(11,665.2)	-	(11,665.2)
Dividend in cash of $658.47 per share on the 146,299,761 subscribed shares and paid as of December 30th 2005. This dividend shall be paid in six monthly installments, within the first five days of each month from April 1st, 2006.	-	-	-	-	-	-	-	-	-	-	-	(96,334.0)	-	(96,334.0)
Movement/Circulation of the fiscal year	-	-	-	-	-	-	-	(63,954.4)	23,148.7	-	(3,237.9)	-	-	(44,043.6)
Profit of the fiscal year	-	-	-	-	-	-	-	-	-	-	-	-	114,546.8	114,546.8
Balance as of June 30 2006	1,463.0	382,257.6	126,165.8	58,513.1	8.8	4.4	184,691.9	436,378.4	329,154.5	81,036.8	(47,707.2)	0.0	114,546.8	1,481,821.8
Transfer of losses from the fiscal year to former years results	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberation reserve for future distributions constituted on September 2006	-	-	-	(58,513.1)	-	-	(58,513.1)	-	-	-	-	58,513.1	-	-
Reserve Liberation on Investment Valuation (2004 I	-	-	(15,727.5)	-	-	-	(15,727.5)	-	-	-	-	15,727.5	-	-
Reserve on investment valuation Decree 2336/95	-	-	16,851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserve for future distributions	-	-	-	69,672.4	-	-	69,672.4	-	-	-	-	(69,672.4)	-	-
Dividend in cash of $699.00 per share on 146,299,761 shares (137,000,767 ordinary shares and 9,298,994 shares with preferential dividend and with no right to vote) shares subscribed and paid as of June 30th 2006. This dividend shall be paid in six (6) monthly installments.	-	-	-	-	-	-	-	-	-	-	-	(102,263.5)	-	(102,263.5)
Capitalisation of the re-valorisation account of equity, with nominal value of $10.00, at the rate of 1 ordinary share per 19 ordinary shares and 1 preferential share per 19 preferential shares, of which they hold as of the closing on August 25th, 2006. Both for ordinary shares and for preferential shares, the unitary value of the shares to be delivered is established in $10,128.67.	77.0	77,888.2	-	-	-	-	-	-	-	(77,965.2)	-	-	-	-
Movement/circulation of the fiscal year	-	-	-	-	-	-	-	(388,049.6)	3,885.1	0.1	(1,420.3)	(0.1)	-	(385,584.8)
Fiscal Year Profit	-	-	-	-	-	-	-	-	-	-	-	-	558,277.9	558,277.9
Balance as of December 31st 2006	1,540.0	460,145.8	127,289.5	69,672.4	8.8	4.4	196,975.1	48,328.8	333,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,251.4

See the notes attached to financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
Accounting Manager
T.P. No. 40995-T

OSCAR DARIO MORALES
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda
(See attached report)

(*)The undersigned Legal Representative and Accountant certify that we have previously verified the statements hereunder contained and that these Financial Statements have been faithfully obtained from accounting books

CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
December 31st, 2006

CORPORACION FINANCIERA COLOMBIANA S. A.

Notes to the Financial Statements
December 31 and June 30, 2006
(Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance under Resolution of October 18, 1961, commercial incorporated company, established according to Colombian law on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation expires on October 2, 2051, that can be extended through an ordinary resolution of the Shareholders Assembly. It was modified through public deed No 3143 of September 26, 2001, where specific measures were adopted for the good governance of the corporation.

With the purpose of capitalizing the Corporation in $20,000 million in July, 2003, the by-laws were amended and the authorised capital was increased from $800 million to $1,000 million and for this reason, it issued 20 million shares. With deed No. 12.364 of December 30, 2005, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.600 million.

Through the Shareholders General Assembly celebrated on March 7, 2006, record No 061, the reform to article 59 of the By-laws was made, with the purpose of establishing semi-annual accounting closings with cuttings as of June 30th and December 31st. Said amendment was entered into record through Public Deed No. 979 of March 22, 2006. The last annual accounting closing was made as of December 31st, 2005.

The corporate purpose of the Corporation is the mobilization of resources and the assignment of capital to promote the creation, reorganisation, merger, transformation and expansion of any type of companies, to participate in their capital and promote the participation of third parties in those companies, as well as grant them medium and long term financing and offer them specialized financial services that contribute to their development. These companies do not include companies subject to the control and supervision of the Superintendence of Finance, except financial service companies and credit establishments.

The Corporation has its main domicile in the city of Bogotá and operates through its 6 agencies and 4 offices in different cities of the country; as of December 31st, 2006, the Corporation has no non-bank correspondents. It has 320 direct employees, 9 indirect employees and 48 temporary employees. It also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., foreign financial company, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda.,

Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A . and Frigoríficos Colombianos S.A. The attached financial statements combine assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

(2) Main Accounting Policies

(a) Basic Accounting

The accounting system used by the Corporation is causation, according to which revenues and expenses are recorded when they are caused, regardless of whether they have been collected or paid in cash.

Revenues, costs and expenses are recorded by the causation system, except as provided under Circular Letter 011 of 2002, issued by the Superintendence of Finance, with respect to the interest revenue that does not accrue on the commercial portfolio past due in excess of three months. These interests are credited to revenues when they are collected.

Interests and commissions collected in advance are recorded as deferred income.

(b) Cash on Hand (Available)

It records high liquidity resources of the Corporation such as: cash, deposits, in Banco de la República (Central Bank), deposits in banks both in national and foreign currency and other financial institutions national or foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution establishment and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According to accounting instructions given by the Superintendence of Finance, financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) Inter-bank Funds Sold and Sale Agreements

Under these items the following are classified; (i) the placements the Corporation makes in banking institutions using its excess liquidity during a maximum term of 30 days, (ii) the placements received by the Corporation from other financial institutions under the same circumstances and (iii) transactions denominated over night made with foreign banks using funds of the Corporation in the hands of foreign financial entities. Yields of inter-bank funds sold and purchased are credited or charged as the case may be, as they are caused.

Placements made under the modality of the guarantee resale called "resale commitments of investments or negotiated portfolio" are recorded in the assets when the Corporation is the creditor; and in the liabilities under the denomination "resale commitments of investments or of negotiated portfolio, when the Corporation is the debtor. The difference between the amount delivered or initially received and the value finally received or delivered, is recorded as revenue or

expense, as the case may be.

The Corporation considers inter-bank funds sold and resale agreements as cash equivalents for cash flow purposes,

(d) <u>Investments</u>

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

The way in which the different types of investments are classified, valued and recorded is as follows:

Criteria for the valuation of investments

CLASS			EVALUATION	ACCOUNTING
Negotiable	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference that shall appear between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results.
Held to Maturity	Until Maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them until maturity	Exponentially from the internal rate of return calculated at the time of purchase	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	After the year is finished they may be reclassified in the above categories.	They use the prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according to the following procedure: - The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities		With low or minimum marketability, with no quotation; securities held by the Corporation in its capacity as controlling or parent company	Investments in participative securities are valuated on a daily basis according to the marketability index they maintain at their date of valuation and their results are recorded with the same frequency as follows:	Low or minimum marketability or with no quotation.
			Low or minimum marketability or without no quotation are increased or decreased in the share percentage of equity variations subsequent to the acquisition of investments, calculated based on the last certified financial statements.	-The difference between the market value or the updated investment value and the value for which the investment is recorded, is recorded as follows
			The statements can not be older than six (6) months from the valuation date, or the most recent ones when known and issued with an opinion.	If greater, in the first instance it decreases the provision or de-valorisation until exhausting and the excess is recorded as a valorisation surplus
			Medium marketability based on the average price determined and published by the stock exchange, where negotiated. Such value corresponds to the average price weighted by the amount negotiated in the last five (5) days of negotiations	If lower, it affects the valorisation surplus until exhausting and the excess is recorded as a de-valorisation.
				-When dividends or profits are distributed in kind, including those coming from capitalizing the equity re-valorisation account , the part recorded as surplus for valorisation is recorded with charge to the investment and surplus is reverted In the case of dividends or profits in cash, the re-valorisation surplus is recorded as revenue, the surplus is reverted, and the amount of the dividends exceeding it must be recorded as a lower value of the investment.
			High marketability based on the last daily weighted average negotiation published by the stock exchange.	High and medium marketability
				The market value update of high or medium marketability securities or securities quoted in internationally recognised foreign stock exchanges, is recorded as an accrued non realised profit or loss within equity accounts, with credit or charge to the investment.
				Dividends or profits distributed in cash or in kind, including those coming from the capitalization of the equity re-valorisation account, are recorded as revenues up to the amount recorded as accrued profit non realised during the period to which distributed profits and the equity re-valorisation correspond with charge to the last one. Collection of cash dividends is recorded as a lower value of the investment.

The determination of the value or exchange fair price of a security or title, must consider all the necessary criteria to guarantee the compliance with the investments evaluation purpose established in chapter I of Circular Letter 100 and in all cases, the following criteria:

- Objectivity. The determination and assignment of the exchange fair value or price of a security or bond must be carried out based upon technical and professional criteria, that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and Representativeness. The exchange fair value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable economic result which is certain, neutral, verifiable and representative of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be based on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this norm.

- Professionalism. The determination of the exchange fair value or price of a bond or security must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity for the Valuation and accounting record of the valuation.

Valuation of the investments must be done daily, except any provision to the contrary.

The necessary accounting records for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding bond or security must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the respective Superintendence may order the controlled company the re-classification of a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.

Controlled entities may re-classify their investments in conformity with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.

There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.
- Changes in the regulation that hinder maintaining the investment.
- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.
- Other events not foreseen in the preceding literals, with the previous authorisation of the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion to re-classify bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100, 1995 falls due.
- The investor looses its capacity as parent company or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.
- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100, 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be again re-classified.

Provisions or Losses on account of Security Rating (Credit Risk)

The price of debt securities or securities, as well as the price of participative

securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating, in conformity with the following provisions.

Except for exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by Banco de la República (Central Bank) and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing bonds or securities or issuers with external ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers, can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Qualification LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Issuing securities or bonds or non qualified issuers

For debt securities or bonds/ securities with no external rating, for debt securities or bonds/ securities issued by entities which have not been rated or for participative securities or bonds/ securities, the provision amounts shall be determined base on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence which watches the respective entity.

Investor entities which do not have an internal methodology approved to determine provisions to which this numeral is referred, should be submitted to the following aspects:

Category	Risk	Characteristics	Provisions
A	Normal	Meet the terms agreed in the share or title and count on an adequate capacity of capital and interests payment.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%)percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in case of participative securities.
C	Valuable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. In the same way, its financial statements and other available information, show weaknesses in its financial	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case

Category	Risk	Characteristics	Provisions
		situation which involve the investment recovery.	of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present weaknesses increased in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be superior to forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	According to the financial statements and other available information, issuers consider that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

Investments repurchase rights

It belongs to restricted investments which represent a collateral guarantee of investment repurchase commitments.

In relation to shares or debt securities negotiable investments, they are entered in the books for the transference value at the moment of funds collection and they are updated at the market value; variations presented between this and the last recorded value, are recorded in result accounts to profit or loss, accordingly.

In relation to investments to be held to maturity, they are entered in the books for the transference value at the time of funds collection and they are updated by earnings causation up to its redemption or maturity with a payment to profits and losses.

(e) **Loan portfolio**

It records credits granted by The Corporation under the different authorised modes. Resources used in the granting of credits result from own public resources in the mode of deposits and other external and internal financing sources.

Loans are entered in the books by the disbursement value, excepting portfolio purchases "factoring", which are recorded at cost.

With the effect of the External Circular 011, 2002 of the Financial Superintendence, principles and general criteria which the watched entities should adopt to adequately maintain credit risks which are implicit in credit assets, are established. It defines credit modes, determines qualifications according to the risk perception which the same operations have.

In the same way, it is established that an adequate administration of the credit risk should be kept, for which each entity should develop a credit risk administration system (SARC), in which clear and accurate policies should be established. Those policies should define the criteria under which the Corporation in general, should evaluate, qualify and control credit risks. In the same way it defines corporate or control government instances which should adopt the policies and mechanisms which are necessary to guarantee the strict compliance of minimum instructions which are established. With the External Circular 020, 2005, the Financial Superintendence adopts the MCR commercial portfolio reference model

incorporated to Chapter II of Circular 100, which should be applied for all entities watched and subject to SARC from July 1st, 2007.

Loan portfolio structure includes two (2) credit modes:

Consumption

It is understood that consumption credits are those granted to natural persons whose purpose is financing the acquisition of consumption goods or services payment not for commercial nor entrepreneurial purposes.

Commercial

Those are credits granted to natural or legal persons for the development of organized economic activities different from micro enterprises.

Evaluation periodicity

The Corporation evaluates the total portfolio in charge of customers whose debts with the Corporation are over three hundred (300) minimum monthly legal salaries, independently of the portfolio class, six-monthly in the months of may and November.

The result of this evaluation is recorded at the closing of the following month. Portfolio behaviour under the responsibility of customers, in relation to payments, cancellations, punishments and operations default height, is monthly updated.

The Corporation closed 2006 with excellent performance with respect to revenues for dividends generated by the portfolio companies that in the second semester amounted $62,299 million, exceeding revenue for the same period in 2005, of $59,062 million. In general terms, the favourable revenue result obeys to the excellent results obtained in the year in our main companies, within a healthy growth economic environment. Leader companies in dividend generation are Promigás, Concecol, Coviandes and PISA. Operating revenues generated by Proyectos de Energía S.A. were also important.

__Criteria for Evaluating Credit Risk__

The Corporation evaluates the commercial portfolio/receivables based on the following criteria: Payment capacity of the debtor and its joint debtors and the project cash flow, in conformity with the updated and documented financial information; debt service and compliance with the terms agreed; information from risk central offices, consolidated with the system and of other commercial information sources available for the institution, it considers also the information related to the economic conglomerate.

__Credit Risk Rating__

The Corporation rates credit operations based on the aforementioned criteria and are classified in one of the following credit risk categories.

Category	Commercial	Consumption	Micro-credit	Housing
"A" Normal Risk	Credits in force and up to 1 month due	Credits in force and up to 1 month due	Credits in force and up to 1 month due	With instalments up to date or due up to 2 months

"B" Acceptable Risk	Credits with more than 1month and up to 3 Months due	Credits with maturity of more than 1 month and up to 2 months	Credits with maturity of more than 1 month and up to 2 months	With maturities of more than 2 months and up to 5 months
"C" Appreciable Risk	Credits with more than 3 months and up to 6 months due	Credits with more than 2 months and up to 3 months due	Credits with more than 2 months and up to 3 months due	With maturities of more than 5 months and up to 12 months
"D" Significant Risk	Credits with more than 6 months and up to 12 Months due	Credits with maturities of more than 3 months and up to 6 months	Credits with maturities of more than 3 months And up to 4 months	With maturities of more than 12 months and up to 18 months
"E" Risk of Uncollectible	Credits with more than 12 months due	Credits with maturities of more than 6 months	Credits with maturities of more than 4 months	With maturities of More than 18 months

(f) Portfolio Sanctions

Loan portfolio is susceptible to sanctions when on the opinion of the Management it is considered as uncollectible or of remote or uncertain recovery, after the exhaustion of the corresponding collection actions, in conformity with the opinions rendered by the lawyers and collection entities, previously approved by the Board of Directors.

(g) Provision for Loan portfolio

Provisions shall be made to be charged to the profit and loss statement, as follows:

General Provision

A provision of one per cent (1%) of the total gross portfolio.

Individual Provision

Without prejudice to the general provision, individual provisions for the protection of credits under risk categories ("A", "B", "C", "D" and "E") shall have as a minimum, the following percentages:

	Commercial and Consumer			
Category	Capital	Interest and Other Concepts	Capital	Interest and Other Concepts
A - Normal	1 %	1 %	1%	1%
B - Acceptable	3.2 %	3.2%	3.2%	3.2 %
C - Appreciable	20%	100%	10%	100 %
D - Significant	50%	100%	20%	100 %
E - Uncollectible	100%	100%	30%	100 %

From October 2001 housing credits must maintain a provision on the guaranteed part, in the corresponding percentage according to the rating. Provision on the non-guaranteed part shall be of one hundred per cent (100.0%)

from the date on which the obligation receives a "B" rating (acceptable).

If during two (2) consecutive years, the credit remains under category "E", the provision percentage on the guaranteed part shall be increased to sixty per cent (60.0%). If one (1) additional year elapses under these conditions, the provision percentage on the guaranteed part shall be increased to one hundred per cent (100.0%).

Alignment Rules

When the Corporation rates in "B", "C", "D" or "E" any of the credits of a debtor, it carries to the higher risk category all other credits or agreements of the same type granted to said debtor, except when the debtor demonstrates the Superintendence of Finance the existence of valid reasons for rating them in a lower risk category.

Own ratings shall be aligned with those of other financial institutions when at least two of them establish a higher risk rating and with balances in favour of creditor represent at least twenty per cent (20%) of the respective credits in accordance with the last information available at the risk central office. In such case, a maximum discrepancy of one level of difference in the rating shall be accepted.

When the Superintendence of Finance rates in "B", "C", "D" or "E" any of the credits of a debtor, its other credits of the same type are brought to the same rating.

Effect of Suitable Guarantees on the Constitution of Individual Provisions

Credit collateral support only the credit capital; consequently, balances to be amortised of credits supported by collateral with a suitable guaranty character, are supplied in the percentage corresponding to the credit rating, applying such percentage to the difference between the value of the unpaid balance and seventy point zero per cent (70.0%) of the value of the guaranty.

Non-Mortgage Security

Time in Default	Percentage of Coverage
0 - 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Mortgage Security or Mercantile Trust

Time in Default	Percentage of Coverage
0 - 18 months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

Individual provisions of the portfolio rated under risk category "A" and "B", are constituted without deducting the value of the suitable guaranties.

Collateral securities on trade or industrial establishments of the debtor, mortgage securities on properties where the corresponding establishment operates and guaranties on real estate/immovables by destination that are part of the

corresponding establishment are taken at zero per cent (0.0%).

Provisions with Respect to Creditors' Universal Meeting Processes

With respect to credits on the account of persons admitted in creditors' universal meeting processes, they are immediately rated in category "E" being subject to the constitution of provisions, suspension of causation of revenues and other concepts foreseen for this category.

Credit rating and the provisions constituted shall be maintained until the bankruptcy declaration agreement is approved. Should this agreement have the purpose of recovering and conserving the company, they may from the date on which the agreement is made, be re-rated as category "D". Provisions may only be gradually reversed during the following year to approval, by means of monthly aliquot parts, until reaching fifty per cent (50.0%) of the total value of capital.

Should the agreement to recover the company be approved before the following year to the admission to the concordat, credits may be re-rated to category "D" and the provisions are immediately adjusted to fifty per cent (50%) of the credit value if their value is lower. Otherwise, they shall be reversed within the following year.

(h) Acceptance and Derivatives

Bank Acceptance

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "on term bank acceptances" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for exigibilities (current liabilities) at sight/on presentation and before thirty (30) days.

Derivatives

The Board of Directors is in charge of fixing and approving policies, objectives and procedures for the administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According to Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Formalisation of Derivative Operations:

- Derivatives are financial operations exercised in the future, with conditions determined by the parties that intervene in them, and that are formalised in an agreement or a commitment letter duly subscribed that must expressly

contain at least the rights and obligations of each of the parties entailed in the operation, and the conditions of mode, time and place for their compliance, legalised by officials authorised to do so, except in the case of operations carried through a Stock Exchange or Futures subject to state vigilance, in which case the Stock Exchange own rules apply.

- In the case of carrousel operations, the parties that intervene in each of the stages of the operation subscribe an agreement or letter of commitment.

Existing Risks when Operations with Derivatives Take Place

Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operational and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or capital.

Market Risk

Market risks depend on the asset, rate or reference index behaviour. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes in accordance with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operational Risks

Operational risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operational risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

The accelerated development and the constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised.

There is no standard way to quantify this risk.

Parameters chosen for the Appraisal

Methodologies for the appraisal of derivatives are flexible and pursue the development of mechanisms for the evaluation and permanent control of specific risks of said operations.

Parameters chosen shall be maintained during the fiscal term; if for the next fiscal term the entity wishes to modify these parameters, the entity shall so inform the Superintendence of Finance at least one month in advance.

Time limit for making Operations with Derivatives

All operations with derivatives must be made with a term of more than three (3) business days from the date agreed as the beginning of the operation and the date of compliance or settlement, except for those purchase and sale operations regulated by the Board of Directors of Banco de la República under Resolution 4 of 1999, of which compliance date for their execution shall be within the immediately following two business days.

(i) Current Goods and Received as Dation in Payment

It records the value of goods received by the Corporation in payment for unpaid balances from credits to its favour (payment in kind).

Goods received as dation in payment represented in real estate are received based on a commercial valuation technically determined, and personal estate, stock and shares, based on the market value.

Goods received as dation in payment represented in securities are valued and recorded in accordance with the provisions of Chapter 1 of Circular Básica Contable y Financiera (Basic Accounting and Financial Letter) 100 of 1995, on investments.

For the registration of the goods received as dation in payment the following conditions are taken into account:

- The initial registration is made in accordance with the value determined in the legal award or that agreed between the debtors.
- When the good received as dation in payment is not in alienation conditions, its cost is increased with the necessary expenses incurred for the sale.
- If between the value for which the good is being received and the value of the credit to be paid, a balance to the favour of the debtor results, this difference is entered in the books as an account payable; should the value of the good not be sufficient to pay for the full obligation, a provision equivalent to the difference shall be constituted.

(j) Current Goods and Received as Dation in Payment Provision

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum expected loss in the sale of the goods received as dation in payment, in accordance with its recovery history for goods sold, the inclusion of expenses incurred in the receipt, maintenance and sale of them and the

grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For personal estate, a provision equivalent to thirty five percent (35%) of the acquisition cost of the good received in payment is constituted within the following year to the reception of the good, that shall be increased in the second year in an additional thirty five per cent (35%) up to seventy per cent (70%) of the value in books of the good received in payment before the provisions.

Once the legal term for the sale has expired without an extension being approved, the provision shall be of one hundred per cent (100%) of the remaining value in books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of it.

With respect to the provisions of the movable BRDPS that correspond to investment securities, they shall be constituted under the criteria established in Chapter I of Circular Básica Contable y Financiera 100 of 1995.

(k) **Properties and Equipment**

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value; disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

(l) **Branch Offices and Agencies**

Records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies, to active or passive accounts and income and the corresponding expenses are recognised.

Other Assets

(m) Prepaid Expenses

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity. Its benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs (software) during the contract term.

- Connection insurance during the period on which services are received.

- And other anticipated expenses during the period on which services are received or costs or expenses are caused.

(n) Deferred Charges

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) years.

- Notwithstanding, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance

- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing shall be amortised in a period not greater than two (2) years.

  Deferred Charges resulting from improvements to rented properties shall be amortised in the period which is less between the term of the corresponding contract (excluding extensions) and its likely useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual,

provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- Profits and losses for an adjustment of investment valuation in accordance with resolution 1227 of July 2006 shall be amortised for one year from July 18th, 2006.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(o) Rights in Trusts

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 in accordance with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for statutory ceilings.

(p) Valorisations

Assets object of valorisation:

- Investments available for sale in joint/participative securities.
- Properties and equipment, specifically real estate and vehicles.
- Art and cultural goods/possessions.

Posting:

Investments available for sale in joint/participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, its originality, size, technique and quotation of similar works.

Valorisations of goods received in payment (payment in kind) are recorded in memorandum accounts.

(q) Inter-bank Funds Purchased and Re-purchase Agreements

It records funds obtained by the Corporation from other financial entities directly, secured or not with its investment portfolio or its loan portfolio, with the purpose of complying with transitory liquidity requirements. The maximum time to cancel these operations is of thirty (30) calendar days. Operations not cancelled within the time indicated, shall be recorded in bank credits and other financial obligations except for those celebrated by Banco de la República (Central Bank) to regulate the economy liquidity by means of monetary contracting operations and those conducted by Fogafín in the development of support operations to inscribed entities.

The difference between the present value (cash receipt) and the future value (re-purchase price) constitutes a financial expense.

(r) Anticipated Income

Anticipated income corresponds mainly to interest and fees received in advance on the part of the clients resulting from loan portfolio operations; these interests are amortised to results based on its causation, also income for good sales on credit are recorded, that result on income as they are collected.

In cases when as a result of re-structuring agreements or any other type of agreement, capitalisation of interest recorded in memorandum accounts or of sanctioned portfolio balances including capital, interest and other concepts, as interest generated in the future for these concepts is contemplated, they shall be recorded as a deferred payment and its amortisation to capital shall be done proportionally to values actually collected.

(s) Retiring Pensions

Instituto de Seguro Social (ISS) (Social Security Institute) and other entities authorised by law (since 1994) receive a contribution from the Corporation and its employees, to undertake most of the liabilities for retiring pensions to these employees. Liabilities for pensions directly undertaken by the Corporation corresponding to senior employees are recorded based on actuarial studies.

The actuarial study used to establish the value of the provision corresponding to the second and first semester of 2006, was made taking into account the changes introduced by Decree 2783 of December 20th.

(t) Income Tax

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied. The Corporation pays taxes for presumptive revenue calculated on the taxable liquid equity.

(u) Estimated Liabilities and Provisions

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and

- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(v) Conversion of Transactions In Foreign Currency

Operations in foreign currency different to the Dollar, are converted to Dollars of the United States, and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of December 31st and June 30th, 2006 the rates were $ 2,238.79 and $2,579.08 respectively.

(w) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts is acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

When on interest capitalisation, their record is done in the deferred payment account and income is recognised as effectively collected.

(x) Contingent Accounts

Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded here. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(y) Memorandum Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; It also includes registration accounts used for fiscal effects, of internal control or management information.

(z) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of December 31st and June 30th 2006, the weighted average of circulating stock was 150.875.481 and 146.299.761 respectively.

(aa) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit (or loss) and cash provided by operation activities.

(bb) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as follows:

Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

Adjustment for Inflation

The especial norm establishes that only memorandum accounts with an adjustment treatment guided by tax provisions in force are adjusted for inflation. In accordance with Law 1111 of 2006 from 2007 inflation adjustments for fiscal effects have been eliminated. The generally accepted accounting norm establishes that in order to renew the effect of inflation, non monetary assets and equity must be adjusted.

(3) Transfer, Assets, Liabilities and Contracts

The shareholders Assembly in an extraordinary meeting held on April 18th, 2006, accepted the offer made by Banco de Bogotá to acquire, by means of a transfer of assets, liabilities and contracts Corficolombiana's portfolio. The Operation was approved by means of resolution 0856 of May 23rd, 2006 by Superintendence of Finance. The operation took place on June 2nd, 2006 as follows: transfer of portfolio for the sum of $1,818.044.3 and liabilities for CDTS (Time Certificates of Deposit) and financial obligations for $1,800.842.9

As a consequence of the transfer operation, the Corporation and Banco de Bogotá, in order to make some operative processes easier, subscribed an agreement whereby the Corporation shall provide the Bank management and technologic support. The agreement has a term of three months and may be extended.

The operation took place with the direct sale to Banco de Bogotá of portfolio A and B and with the net value of portfolio C and D (capital, interest, less provisions); autonomous equity A was constituted with the net portfolio rated in E, and autonomous equity D was constituted with special cases of portfolio B. Fiduciary rights on these patrimonies were assigned to Banco de Bogotá. Fiduciaria Bogotá S. A. is the entity where these trusts were constituted.

Benefits or recoveries received in autonomous equity B in excess of the nominal value of the equity, discounted from funding cost and administration, shall be for Corficolombiana

The detail of the operation is as follows:

	June 2006							
	Value Asset Transfer	Value Liabilities transfer	Value paid	Profit Sale portfolio	Loss Sale rights	Reversion of Provisions	Fiscal expenses	Net Profit
Concept								
Portfolio A –B (*)	1,742,470.0	1,742,947.5	28,535.5	29,013.0	-	25,064.0	7,053.7	47,023.3
Rights in Trusts Equity A	65,840.1	48,161.2	-	-	17,678.9	-	194.7	(17,873.6)
Rights in Trusts Equity B	9,734.2	9,734.2	-	-	-	-	40.0	(40.0)
	1,818,044.3	1,800,842.9	28,535..5	29,013.0	17,678.9	25,064.0	7,288.4	29,109.7

(*) Includes Interest

(4) Changes in policies and accounting estimates

- The Shareholders Assembly of March 7th, 2006 decided to modify from 2006, the Corporation accounting period from an annual closing as of December 31st, to two semi-annual closings as of June 30th and December 31st.

- Superintendence of Finance by means of Resolutions 1227, 1822 and 1907 of July and October 2006, established an adjustment and valuation margin updating methodology for only once on July 18th, 2006 for securities different to TES Class B, particularly securities issued by Fogafín, public debt securities different to TES of an order different to the national order, securities issued by banks, securities issued by real sector entities, other credit securities and securities issued by financial institutions. Losses or profits produced as a result of the valuation made in accordance with the methodology established under the resolution may be deferred and amortised during one year in daily aliquots from July 18th, 2006. The effects of the application of this Resolution appear in notes 7 and 13.

- In August 2006 the Corporation re-classified the Rights in trusts received as dation in payment together with its provisions to the Other Assets – Rights in Trusts item for an amount of $15,712.7 and provisions for $12,357.3, complying with the dynamics of Plan Unico de Cuentas (Sole Account Plan). This re-classification had no effect on the Results Status. These assets continue to be valuated and considering with regulations applicable to goods received as dation in payment.

(5) Available

	December 2006	June 2006
Legal currency		
Banco de la República	$ 46,488.6	$ 49,030.4
Banks and other financial entities	111,200.8	15,746.2
	157,689.4	64,776.6
Foreign currency:		
Cash desk	10.6	9.2
Banco de la República	14.0	87.5
Banks and other financial entities	4,656.9	406.1
	4,681.5	502.8
Remittances in transit	-	113.4

		162,370.9	65,392.8
Provision		(154.9)	(18.7)
	$	162,216.0	$ 65,374.1

No other restrictions on :he available existed different to the cash reserve.

The provision recordec corresponded to debit notes pending to be recorded, greater than 30 days as of December 31st and June 30th, 2006 was of $154.9 and $18.7 respectively.

(6) Inter-bank Funds Sold and Resale Agreements

		December 2006	June 2006
Investment Resale Cc mmitments	$	185.1	$ 130.0
Sold Inter-bank Funds		177,309.5	253,672.6
	$	177,494.6	$ 253,802.6

Mainly corresponding to C vernight operations. Rates used for these operations during the second semester of 2006 oscillated between 7.61% and 5.35% and during the first semester between 8.1% and 5, 0%. Former amounts are neither subject to restrictions nor limitations.

Should non-compliance o:cur, the Corporation is supported by the assignment for property of securities negotiated. Duri ıg the periods corresponding to 2006 no non-fulfilments occurred

(7) Investments

Investment Negotiable in debt securities

Public debt securities issued or guaranteed by the Nation	$	197,621.3	$ 62,820.9
External debt securities issued or guaranteed by the Nation		20,572.7	3,014.6
Securities issued or indorsed by Fogafín		637.1	2,655.4
Securities issued by the Central Bank (Banco de la República)		757.9	5,383.2
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio		64,325.0	3,934.0
Securities issued indorsed, accepted or guaranteed and institutions controlled by the Superintendence of Finance		98,373.5	60,990.4
Securities issued by entities not controlled by the Superintendence of Finance		25,536.3	20,445.6
Securities issued by residents abroad		-	1,169.1
Other public debt securities		8,963.5	1,722.3
	$	416,787.3	$ 162,135.5

Investment to be held until maturity

Internal Public Debt Securities issued by the Nation			
Tes Securities	$	-	$ 8,468.0
Debt Reduction Securities		3,013.9	34,021.6
Securities for the development of Agriculture and Cattle		16.7	-
		3,030.6	42,489.6

Securities issued, indorsed, guaranteed and accepted by foreign

banks		
Avantel S.A. Note	337.9	432.3
	$ 3,368.5	$ 42,921.9

Investment available for sale

Internal Public debt securities issued or guaranteed by the Nation		
Tes	$ 24,065.1	$ 1,924.2

	December 2006	June 2006
Structured Mortgage Bonds	$ -	$ 803.2
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendence of Finance		
Economic Interaction Bank	4,494.4	3,875.8
Boceas	2,710.8	3,444.4
	$ 31,225.3	$ 10,047.6

Repurchase Rights of Investments Negotiable in Debt Securities

Public debt securities issued by the Nation		
Investment negotiable Debt Securities	$ 288,850.6	$ 286,451.9
Available for sale	230,508.8	308,121.1
To be held to maturity	71,726.5	51,131.4
	$ 591,085.9	$ 645,704.4

In compliance with the instructions provided under resolution number 1227 of July 18th, resolution 1822 of October 13th and resolution 1906 of October 25th, 2006, where the "Methodologies for adjustment and updating of valuation margins" are applied, issued by the Superintendence of Finance, the impact on their application is presented:

a. Resolution 1227 of July 18th, 2006, Corporación Financiera Colombiana S.A. timely informed the board of directors and the shareholders on the decision to amortise the total loss $2.413.1, product of the application of the valuation adjusted margins in daily aliquots as authorised under said resolution, until reaching 100% of them in a maximum period of one year from this date. Thus, amortisation expires on July 18th, 2007.

   Securities object of the application of valuation margins were those corresponding to: "Securities issued by Banks", "Securities issued by real sector entities", "Securities issued by Fogafín", "Securities issued by other financial entities", "Other credit securities" and "Public debt securities different from TES, not of national order"; these securities were classified in accordance with the reference rate to which they were indexed DTF, IPC and FIXED RATE. The balance pending to be deferred as of December 31st 2006 is of $1,321.0

   An instructive for the application of resolution 1227 of July 2006 was also prepared by the department of organisation and methods that was approved and disclosed by the legal representative of the Corporation.

b. Resolution 1822 of October 13th 2006 de 2006, Corporación Financiera Colombiana S.A. decided to carry directly to the result status and equity corresponded, the impact generated on October 17th, 2006 as a result of the application of this resolution; the loss generated and taken to P&L $3.3 ; it also generated a realizable profit in the equity account in securities rated as available for sale for $10.362.5 product of the valuation margin adjustment in securities corresponding to "Tes IPC", "Securities of public debt of National order different to

TES", "Securities of debt reduction" and "Securities issued by multilateral entities" described and adjusted in this resolution.

c. Resolution 1906 of October 25th, 2006, the result generated by the application of this resolution was of $0 (zero Pesos legal currency), product of the adjustment of valuation margins in securities of the grouping codes 20 and 21 that correspond to "Securities for agriculture development class A and B" that are rated as provided by chapter I of CBCF "At maturity" therefore their valuation is a purchase TIR and they suffered no variation in the adjustment and updating of the valuation margins referred to under this resolution.

The result of applying these resolutions and their corresponding values were timely informed to the board of directors and the Superintendence of Finance in accordance with the terms contemplated in each of them.

Negotiable – Participative Securities

		December 2006			
		Social Capital	% Particip.		Market Value
In the Real Sector Entities					
Mineros S.A.	$	158,953.0	6.98	$	43,102.4
					43,102.4
In the Financial Sector					
Banco de Occidente S A.	$	3,827.0	0.26		6,853.3
				$	49,955.7
In Ordinary Common Funds					38,985.6
				$	88,941.3

Negotiable – Participative Securities

		June 2006			
		Social Capital	% Particip.		Market Value
In Real Sector Entities					
Textiles Fabricado Tejicondor .S.A.	$	23.1	0.44	$	914.7
Mineros S.A.		158,953.0	6.98		34,101.5
					35,016.2
In the Financial Sector					
Banco de Occidente S.A.	$	3,827.0	0.27		6,179.9
				$	41,196.1
In Ordinary Common Funds					37,960.8
				$	79,156.9

Investments Available for the sale of Participative Securities With Low or Minimum Marketability

	December 2006									
	Social Capital	No. of Shares	% of participation	Cost of acquisition	Adjusted Cost	Market Value	(*)	Valorisation	Devalorisation	Provision
Aerocali S.A.	3,800.0	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrotimbio S.A.	2,154.9	547,005	25.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	20,761.5	52,000	0.31%	-	26.1	98.9		-	-	-
Aquacultivos del Caribe S. A.	1,937.1	106,000	5.47%	658.8	477.4	529.1	4	51.7	-	-
AV Villas (Ordinary Shares)	22,473.1	11	0.00%	-	-	-	2	-	-	-
AV Villas (Preferential Shares)	22,473.1	20,763	0.01%	27.5	85.5	50.9	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$6.019.000	6,019,000	100.00%	-	13,475.3	14,518.0	2	1,042.7	-	-
Bladex S.A.	38,589.6	2,070	0.00%	-	46.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	11,301.0	11,001	0.10%	12.7	11.3	21.3	6	10	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	-	782.3	-		-	-	782.3
Casa de Bolsa CorficolombianaS.A. (1)	1,002.3	947,179	94.50%	1,017.2	4,543.7	7,055.3	2	2,511.50	-	-
Centro Motor S. A.	1,538.2	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	1,073.2	38,496	0.12%	246.3	78.9	663.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	2,207.9	315,420	20.00%	2,526.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licitaciones y Concesiones Ltda.	19,644.2	1,964,422	99.99%	16,836.1	20,437.2	29,897.2	2	9,459.9	-	-
Colombina S.A.	18,518.4	32,683,321	7.59%	10,184.1	14,823.6	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	2,800.0	560,000	20.00%	448.4	1,096.7	1,040.1	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	20,112.6	9,085,932	33.33%	11,959.1	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	US$60.0	12	0.00%	287.2	195.9	338.5	2	142.6	-	-
Coviandes S.A.	27,400.0	68,002	0.25%	237.4	92.8	263.7	3	171.0	-	-
Deposito Central de Valores-Deceval	10,856.4	15,953	3.67%	822.1	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	59,461.0	20,734,072	0.35%	1,721.8	2,205.4	1,306.6	6	-	415.2	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	33,376.7	31,665,997	94.87%	52,437.5	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	650.1	99,850	0.26%	138.8	69.6	109.5	4	39.9	-	-
Fiduciaria Corficolombiana S.A. (1)	17,526.1	16,562,232	94.50%	16,694.2	16,340.7	24,472.4	2	8,131.7	-	-
Fiduciaria Occidente S. A.	11,255.9	562,189	4.99%	756.3	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	992.0	22,401,139	45.16%	2,918.7	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	336.0	120,000	35.67%	-	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	27,688.2	621,866	1.68%	-	28,873.5	30,059.2	2	1,185.7	-	-
Gasoducto del Tolima S.A.	3,978.8	230,711	5.80%	-	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	2,000.0	1,890	94.50%	-	1.9	1.0	2	-	0.9	-
Hoteles Estelar de Colombia S.A.	286.1	24,286,705	84.91%	69,052.1	40,924.5	106,901.1	2	65,976.6	-	-
Huevos Oro Ltda.	1,133.5	1,133,593	99.99%	11,283.5	11,197.4	10,845.6	3	-	351.8	4,331.7
IBC Solutions	USD$6,664.2	2,499,275	37.50%	3,490.0	5,595.4	1,211.7	2	-	4,383.7	-
Inducarbón	290.0	2,528	0.09%	-	1.1	0.5	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	2,970.5	1,985,607	0.67%	44.3	72.1	118.3	5	-	-	45.5
Industrias Lehner S.A.	5,219.0	17,951,215	48.15%	7,851.5	9,984.4	5,436.1	3	-	4,548.3	2,373.6
Ingenio la Cabaña	21,202.4	535,436	2.85%	7,144.8	6,323.9	10,229.5	3	3,905.7	-	-
Inversiones Extrucol S.A.	77.2	315,420	20.00%	-	62.5	711.7	3	649.3	-	-
Jardin Plaza S.A.	50.0	888,000	17.76%	-	10,031.1	5,851.0		-	-	-
Leasing de Occidente S.A.	63,992.3	289,511,268	45.24%	18,663.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (1)	964.8	91,177,928	94.50%	23,959.7	27,552.5	46,794.3	2	19,241.9	-	-
Lloreda S.A.	74,647.0	419,990,393	56.26%	65,955.6	131,324.0	65,637.1	3	-	32,572.4	98,751.6
Metrex S.A.	4,000.0	321,782	10.11%	-	249.3	976.8	3	-	-	91.0
Organización Pajonales S.A	558.4	1,060,813	94.99%	-	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energía S.A.	152.8	145,150,846	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	10	-	-	257.3

	December 2006									
	Social Capital	No. of Shares	Participation %	Acquisition Cost	Adjusted cost	Market value	(*)	Valorisation	Devalorisation	Provisión
Pizano S.A.	648.0	16,540,378	25.52%	24,567.9	21,965.5	41,841.7	4	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	19,331.8	1,054,175,677	54.53%	17,005.5	12,665.8	25,887.7	2	13,221.8	-	-
Proinversiones S.A.	144.9	437,266	3.02%	-	9.6	117.7	4	-	-	3.8
Promisión Celular S.A. Promicel	28,121.0	4,680,420	16.64%	5,642.5	4,803.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	14,354.0	43,289,334	3.03%	390.8	939.1	1,190.5	4	-		358.1
Promotora Inmobiliaria La Esperanza S.A.	6,212.5	11,089,059	55.51%	6,739.8	5,857.0	3,906.7	3	-	1,950.4	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	379.7	285,998,636	75.33%	10,028.6	8,796.9	14,032.6	3	-	1,667.4	2,578.3
Proyectos de Infraestructura S.A.	46,229.4	35,272,179	88.25%	26,795.0	89,359.7	108,393.4	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	167,800.0	17,055	10.70%	3,165.3	3,177.2	4,304.8	6	1,127.7		
Sociedad de Inversiones en Energía S.A.	151,213.7	14,485,627	10.31%	21,174.6	18,985.4	36,525.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	350.0	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	9,267.4	18,534,891	20.00%	3,705.6	4,023.3	7,887.0	6	3,863.7	-	-
Tejidos Sintéticos de Colombia S.A.	6,305.6	48,303,700	94.99%	11,619.7	15,133.1	18,529.4	3	3,396.4	-	-
Textiles el Espinal S.A.	452.3	7,107,259	8.56%	-	2,399.1	3,486.1	7	1,087.0	-	-
Valle Bursátiles	402.8	134,277	1.33%	8.0	4.5	9.6	3	5.1	-	-
Valora S.A.	14,428.5	136,998,310	94.95%	22,110.9	19,247.9	21,854.9	3	2,607.1	-	-
Valores de Occidente S. A.	1,420.8	696,224	48.99%	1,265.8	1,435.4	2,161.7	2	726.3	-	-
Valores Diaco S.A.	1,344.6	1,971,995	0.14%	106.9	48.2	145.6	2	97.4	-	-
Ventas y Servicios S. A.	324.6	64,599	19.90%	232.6	219.8	368.8	3	149.2	-	-
Investments General Provision (2)								-	-	999.5
					$ 857,222.80			$ 312,211.8	$ 49,127.5	$ 126,874.9

(1) Former Casa de Bolsa S.A. , Fiduciaria del Valle S.A., Leasing del Valle S.A.

(2) Provision to cover future risks

(*) Corresponds to the dates of the certificates used for the valuation of the investments based on equity variations

(1) Equity Value as of December 26 and 19, 2006
(2) Equity Value as of November 30, 2006
(3) Equity Value as of October 31st, 2006
(4) Equity Value as of September 30th, 2006
(5) Equity Value as of August 31st, 2006
(6) Equity Value as of July 31st, 2006
(7) Equity Value as of June 30th, 2006
(8) Equity Value as of May 31st, 2006
(9) Equity Value as of November 30th, 2005
(10) Equity Value as of December 31st, 1996

Organización Pajonales S.A.

(e) On December 5th, 2006, Superintendence of Corporations authorised the statutory reform consisting of the merger of the companies denominated Compañía Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., on which the first company shall the absorbing company, and the others the absorbed ones. This economic fact generated no significant variations in the portfolio of the Corporation, with the effect of a decrease in the appreciations for the sum of $2.422.0

Proyectos de Energía S.A.

(g) On December 29th 2006 public deed No. 5111 of Notaria Treinta y Seis de Bogotá (Notary' Office Thirty Six of Bogotá) was recorded, executed on December 26th, whereby the company Central Hidroeléctrica Betania S.A. E.S.P is split off, consequently by the effect of the split-off, Proyectos de Energía S.A becomes to be the owner of 3.2[illegible]1.505 shares of Empresa de Energía de Bogotá S.A. E.S.P and the Electrical Sub-Station. This economic fact generated no variation in the financial statements of the Corporation.

With High and Medium Marl:etability

	Social Capital	No. of Shares	Particip. %	Acquisition Cost	Value in Stock Exchange	Market Value
		December 2006				
With Medium Marketatility in the Stock Exchange						
Promigas S.A.(*)	13,198.5	19,123.532	14.37	$ 480,780.9	27,030.63	$ 516,921.1
With high Marketability in the Stock Exchange						
Tablemac S.A.	20,543.0	3,019.057.079	11.88	4,226.6	6.96	21,012.6
				$ 485,007.5		$ 537,933.7
Other Securities- Fibratolima						$ 1,347.3

TOTAL INVESTMENTS AVA LABLE FOR SALE **$1,396,503.8**

(*) For October 2006, Promi;as moved from medium to low marketability in the Stock Exchange; therefoı Corporation entered the reve ıue that was recorded in equity as non realised (undistributed) profits for the s $504.491.0, in conformity wi:h the provisions of letter d. numeral 6.2.1 of chapter I of External Letter 10ı December 26th, 2006, 13.21:1.427 Promigas S.A. shares were sold to the company Prisma Energy Interna Inc., equivalent to 9.94% of the social capital, at a price of $27.000 pesos per share, through an auction ope organised by Bolsa de Valores de Colombia S.A (Colombia Stock Exchange), that generated a profit of $24,! In conformity with article 1° of decree 2336 of 1995 income generated by the application of special valı systems that has not been caused fiscally must be taken to a reserve, the value to be constituted on profi fiscally realised (distributed) of Promigas S. A amounts the sum of $241.661.7

Investment Available for sale Parti:ipative Securities with Low or Minimum Marketability in the Stock Exchange

	June 2006									
	Equity Value	No. of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market value	(*)	Valorization	Devalorization	Provision
Aerocali S.A.	7,103)	126,654	33.33%	2,258 5	3,356.8	2,367 4	2	-	-	3,356.8
Agrotimbio S.A.	2,326 3	547,005	25.38%	1,398.6	1,318 0	590.6	5	-	-	1,318.0
Alimentos derivados de la Caña	-	52,000	0.31%	-	26.1	-		-	-	-
Aquacultivos del Caribe S A.	10,456)	106,000	5.47%	658 8	477 4	541.4	3	64.1	-	-
AV Villas (Ordinary Shares)	441,422 3	11	0.00%	-	-	-	1	-	-	-
AV Villas (Preferential Shares)	441,422 3	20,763	0.01%	27.5	85.5	40.8	1	-	-	44.9
Banco Corfivalle (Panama) S A.	USD$6,172 82!.!	6,019,000	100.00%	-	15,523.5	15,920.2	2	396.7	-	-
Bladex S.A.		2,070	0.00%	-	53.1	88.9	1	35 8	-	-
C I. Yumbo S.A.	22,308 2	11,001	0.10%	12.7	11.3	21.7	3	10.4	-	-
Canbu Internacional S A	-	782,276,588	0.00%	-	782.3	-		-	-	782 3
Casa de Bolsa CorficolombianaS A.	7,169 9	663,575	94.50%	1,017.2	4,051.1	6,882.5	1	2831.5	-	-
Centro Motor S. A.	3,505 0	16,334	10.62%	257 0	382.6	372.2	2	-	-	10.7
CIA Agrop Ind Pajonales S.A	53,388 1	636,160	94.51%	47,692.6	22,065.4	50,082.3	1	28,017.0	-	-
Colmotores S.A.	430,368 5	38,496	0.12%	246.3	78.9	505 6	3	426.7	-	-
Colombiana de Extrusión S.A. Extrucol	16,284 6	315,420	20 00%	2,526.0	1,847.3	3,657.0	1	1809.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	26,958 0	1,964,422	99.99%	16,836.1	20,437 2	28,957.9	1	8,520.7	-	-
Colombina S.A.	241,530 6	32,683,321	7.59%	10,164.1	14,823.6	18,330.1	3	3,506 5	-	-
Compañía Aguas de Colombia	5,031 2	560,000	20.00%	448.4	1,096.7	1,006.7	1	-	90 0	841.0
Concesionaria Tibitoc S A.	43,760 0	9,086,933	33 33%	11,959.1	9,822.7	14,593.3	3	4,770 6	-	-
Corporación Andina de Fomento		11	0.00%	267.2	225.7	357.5	3	131.8	-	-
Covlandes S.A.	108,859 1	68,002	0.25%	237 4	92.8	269.7	2	176.9	-	-
Deposito Central de Valores-Deceval	41,529 1	15,953	3.67%	822.1	1,177 4	1,525.6	1	348 2	-	-
Desmontadora del Norte de Tolima	10,057 8	135,356	54.14%	7,632 4	926.3	5,546.5	1	4,620.2	-	-
Enka de Colombia S.A.	369,279 9	20,734,072	0.35%	1,721.8	2,205 4	1,291.7	2	-	430 0	1,172 2
Estudios Proyectos e Inversiones de los Andes S. A.	100,817 9	31,665,997	94.87%	52,437.5	40,980.3	95,650.6	1	54,670.3	-	-
Eternit Colombiana S. A	35,818 8	99,850	0.26%	138.8	69.6	92.0	3	22 4	-	-
Fiduciaria Corficolombiana S.A.	25,294 1	16,562,232	94.50%	16,694.2	16,340.7	23,902.9	1	7,562.3	-	-
Fiduciaria Occidente S A	42,569 4	562,189	4.99%	756.3	1,483.8	2,231.9	1	748.1	-	-
Frigoríficos Colombianos S.A.	3,855 0	22,401,139	45.16%	2,918.7	3,094.7	1,741.0	3	-	1,353 7	-
Futbolred.com S.A.	-2,975 3	120,000	0 00%	-	361.6	-	7	-	-	361 6
Gas Natural S.A. E.S.P.	-	621,668	1.75%	-	28,873.5	-		-	-	-
Gasoducto del Tolima S.A.	8,553 7	230,711	5 80%	-	305.7	496.0	5	162.1	-	-
General de Inversiones S.A.	1 1	1,890	94 50%	-	1.9	-	-	-	-	-
Hoteles Estelar de Colombia S.A.	122,515 4	24,286,705	84.91%	69,052.1	40,924.5	104,031.1	1	63,106.6	-	-
Huevos Oro Ltda.	10,721 7	1,133,593	99.99%	11,283.5	11,197.4	9,243.6	1	-	1,163.1	2,043.1
IBC Solutions	USD$1,600.3	2,668,025	37 50%	3,490 0	6,881.1	1,547.5	3	-	5,333 5	-
Inducarbón	609 4	2,528	0 09%	-	1.1	0.5	6	-	-	1.1
Industria Colombo Andina-Inca S.A.	15,483 5	1,985,607	0 67%	44.3	72.1	68 9	3	-	-	45 5
Industrias Lehner S.A.	11,510 0	17,911,269	46.04%	7,851.5	9,972 0	3,838 2	1	-	166.1	4,271.3
Ingenio la Cabaña	343,915 6	535,436	2 53%	7,144.8	6,323.9	9,802 6	5	3,479.0	-	-
Inversiones Holguin Hurtado S.A	44,663 7	500,743	4 22%	2,311.4	3,122 0	1,890.2	1	-	422.0	1,506 2
Jardin Plaza S.A.	-	888,000	13 00%	-	10,031.1	-		-	-	-
Leasing de Occidente S A.	108,815 5	252,872,802	45 24%	18,663.9	42,210.1	49,229.3	1	7,019.2	-	-
Leasing Corficolombiana S A.	46,269 9	86,269,744	94 50%	23,959.7	25,000 2	43,743.9	1	18,743.7	-	-
Lloreda S.A.	110,169 1	419,990,393	56 26%	65,955 6	131,324.0	61,986 4	1	-	32,572 4	69,983.1
Mayaguez S.A	211,967 4	282,384	0.58%	728 4	683.9	1,221.0	3	537.1	-	
Metrex S.A.	8,193 8	321,782	10.11%	-	249.3	828.6	1	-	-	91.0
Molino Pajonales	9,401 8	28,754	92.85%	6,251.8	1,812 9	8,729.9	1	6,917.0	-	-
N. Hurtado 6 CIA S.A.	65,079 9	2,364,953	8.98%	4,132.1	3,414 3	5,990.3	1	-	-	935 0
Proyectos de Energía S A.	-	146,949,666	96.16%	129,189.2	164,503 2	-	3	26,747.3	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	127.9	6.1	5	-	-	127.9
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	8	-	-	257.3
Pizano S A.	146,43: 0	16,540,378	25 52%	24,567.9	21,965.5	30,677.4	1	-	-	6,439.3
Plantaciones Unipalma de los Llanos S.A.	45,65(4	1,054,175,677	54.53%	17,005.5	12,665.8	24,899.6	1	12,233.9	-	-
Proinversiones S.A.	3,625 3	437,266	3.02%	-	9.6	109.6	1	-	-	3 8
Promisión Celular S.A. Promicel	15,101 0	4,680,420	16 64%	5,642.5	4,803.8	2,513.3	3	-	2,290.5	-
Promotora de Inversiones Ruitoque S. A.	37,83: .1	43,289,334	3 03%	390.6	939.1	1,069.9	3	-	-	358.1
Promotora Inmobiliaria La Esperanza S A.	6,654 .3	11,089,059	55.51%	6,739.8	5,857.0	3,893.9	3	-	2,163.3	2,668.3
Promotora y Comercializadora Turística Santamar S.A.	18,35(9	285,998,636	75.33%	10,028.6	8,796.9	7,074.3	1	-	1,722 6	2,578.3
Proyectos de Infraestructura S.A.	120,03(6	35,272,379	88.25%	26,795.0	89,359.7	105,928.3	1	16,568 6	-	-
Proyectos Energéticos del Cauca S.A.	38,91: .3	17,955	10.70%	3,165.3	3,177.2	4,163.7	5	986 6	-	-
Sociedad de Inversiones en Energía S.A.	382,96: .3	14,483,115	10 31%	21,174.6	18,985 4	37,656.5	5	18,671.1	-	-
Sociedad Hotelera Cien Internacional S.A.	15,90: .7	133,393	0.39%	60.9	58 4	82.5	3	2 4	-	-
Sociedad Transportadora de Gas del Oriente S.A.	38,72(.8	18,534,891	20 00%	3,705 6	4,023 3	7,744.2	1	3,721.0	-	-
Tejidos Sintéticos de Colombia S.A.	19,02(.5	48,303,700	94.99%	11,619.7	15,133.1	18,076.2	1	2,943.1	-	-
Textiles el Espinal S A.	40,55! 6	7,107,259	8.56%	-	2,399.1	3,470.8	3	1,071.6	-	-
Valle Bursátiles	68: .7	134,277	1.33%	8.0	4.5	9.2	1	4.7	-	-
Valora S.A.	94,381 6	136,998,310	94 95%	22,110 9	19,247 9	20,788.1	3	-	-	1,559.1
Valores Cineco S A	66,70: 8	73,639,104	2.85%	-	1,138.6	1,899 9	3	761.3	-	-
Valores de Occidente S. A	4,23! .0	696,224	48.99%	1,285.8	1,435 4	2,075.1	1	639 7	-	-
Valores Disco S.A.	94,381 6	38,299,296	2.85%	2,076.3	936.3	2,783 2	1	1,846.9	-	-
Ventas y Servicios S. A.	1,74: 0	64,599	19 90%	232 6	219.8	346.9	4	127.3	-	-
					$ 861,643 8			$ 304,960.1	$ 47,707.2	$ 100,753.9

(*) Corresponds to the dates of the certificates used for the valuation of the investments for equity variations.

(1) Value equity as of May 31st, 2003
(2) Value equity as of April 30th, 20(6
(3) Value equity as of March 31st, 2006
(4) Value equity as of February 28th 2006
(5) Value equity as of December 31: t, 2005
(6) Value equity as of November 30th, 2005
(7) Value equity as of June 30th, 2005
(8) Value equity as of December 31: t, 1996

With High and Medium Marketabil ty in the Stock

		Social Capital	No. of Shares	Partic %	Acquisition Cost	Value (*) In Stock Ex	Market Value
			June 2006				
With Medium Marketability in the Stock Exchange							
Promigás S.A. (+)	$	13,198.5	32,334,959	24,31	$ 308,435.8	23,734.95	$ 767,468.7
Tablemac S.A.		20,543.0	3,019,057,079	15.08	4,226.6	2,60	7,849.5
					$ 312,661.4		$ 775,318.2
OTHER SECURITIES							
Fiducolombia/FCEC hidrocarburos (1)							$ 1,532.8
Fibratolima							1,347.3
							$ 2,880.1

TOTAL INVESTMENT AVAILABLE FOR SALE **$ 1,639,842.1**

(1) Investment in Fiducolombi/FCEC Hidrocarburos, was re-rated to negotiable investments In October, 2006.

There are no economic or legal restrictions on the Investments.

The Corporation evaluated under credit risks all investments in joint/participative securities, except investments made in securities rated by Superintendence of Finance as of high and medium negotiability in the Stock Exchange. The result was as follows:

	Rating		Provision for Credit Risk	
	December 2006	June 2006	December 2006	June 2006
Aerocali S.A.	D	D	$ 3,356.8	$ 3,356.8
Agrotimbio S.A.	E	E	1,318.0	1,318.0
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	A	A	-	-
Cía. Agrop. Ind. Pajonales S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporation Andina de Fomento	A	A	-	-

	December 2006	June 2006	December 2006	June 2006
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Desmotadora del Norte del Tolima S.A.	-	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	B	B	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	A	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	B	4,331.7	2,043.1
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	45.5	45.5
Industrias Lehner S.A.	B	C	2,373.6	4,271.3
Ingenio la Cabaña	A	A	-	-
Inversiones Holguin Hurtado S.A.	-	C	-	695.6
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A.	E	C	98,751.6	69,983.1
Mayagüez S.A.	A	A	-	-
Metrex S.A.	B	B	91.0	91.0
Molino Pajonales	-	A	-	-
Organización Pajonales S.A.	A	-	-	-
N. Hurtado & Cía. S.A.	-	C	-	935.0
Pesa S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	111.1	127.9
Petróleos Nacionales S.A.	E	E	257.3	-
Pizano S.A.	C	C	6,439.3	6,439.3
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,578.3	2,578.3
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	B	-	1,559.1
Valores Cineco S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$ 125,357.1	$ 99,146.9
Fibratolima Mixed Securities Provision			1,347.3	1,347.3
Debt Securities Provision			8,018.5	8,451.9
Joint/participative Securities Market Risk Provision			518,3	1,607.0
Investment General Provision			999.5	-
TOTAL PROVISIONS			$ 136,240.7	$ 110,553.1

Investment Provision

	December 2006	June 2006
Initial Balance	$ 110,553.1	$ 135,847.4
Plus:		
Provision ch:arged to expenses of the company year (e>ercise) (1)	32,763.0	797.8
Adjustment in change	-	13.3
	143,316.1	136,658.5
Minus:		
Provision restiiutions	4,618.2	6,707.6
Use in sale of nvestments	2,441.1	-
Adjustment in change	16.1	-
Sanctions (2i	-	19,397.8
Final balance	$ 136,240.7	$ 110,553.1

(1) During the second semester of 2006, an investment general provision was constituted for future risks for the sum of $999.5

(2) In accordance with Act Nc 1566 of March 13th, 2006 of the Board of Directors, investment in C.I. INTERCONTEX was sanctic ned.

Maturity of the investments is as follows:

PORTFOLIO JUNIE 30TH 2006

CONSOLIDATED PORTFOLIO	1 MONTH	1 to 2 MONTHS	2 to 3 MONTHS	3 to 6 MONTHS	6 to 12 MONTHS	> 12 MONTHS	General Total
Negotiable	107,784	5,706	2,255	11,609	29,752	548,532	705,638
Available	-	-	-	-	-	261,734	261,734
At maturity	17	5,083	-	17,920	4,405	47,671	75,095
General Total	107,801	10,790	2,265	29,499	34,266	857,936	1,042,467

FORWARD CONSOLIDATED SECURITIES PURCHA;E	1 MONTH	1 to 2 MONTHS	2 to 3 MONTHS	3 to 6 MONTHS	6 to 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	86,598	126,838	-	-	-	-	213,437
OBLIGATIION	-86,596	-126,932	-	-	-	-	-213,528
TOTAL	2	-94	-	-	-	-	-92

FORWARD COSOLIDATED TITLE SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO12 MONTHS	> 12 MONTHS	General Total
RIGHTS	247,661.5	141,663.1	-	-	-	-	389,324.6
OBLIGATION	-249,769.9	-142,548.7	-	-	-	-	-392,318.5
TOTAL	-2,108.4	-885.5	-	-	-	-	-2,993.9

FORWARD PURCHASE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	1,108,710.9	149,228.1	44,775.8	65,084 8	-	-	1,367,799.6
OBLIGATION	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5	-	-	-1,397,369.2
TOTAL	-21,517.1	-3,350.8	-1,849.9	-2,851.8	-	-	-29,569.7

FORWARD FOREIGN CURRECNY SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO12 MONTHS	> 12 MONTHS	General Total
RIGHTS	903,332 4	233,362.8	103,601.0	267,461.3	250,741.5	749 3	1,759,248.3
OBLIGATION	-859,212.1	-220,123.6	-98,615 8	-244,079.7	237,021.7	727.4	-1,659,780.3

TOTAL	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468

PORTFOLIO JUNE 30TH 2006

PORTAFOLIO CONSOLIDADO	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
Negotiable	157,169	10,399	52,517	20,842	13,378	194,283	448,588
Available	-	-	-	-	-	318,169	318,169
At maturity	6,324	406	538	8,339	31,498	46,949	94,053
General Total	163,493	10,805	53,054	29,181	44,876	559,401	860,809

FORWARD CONSOLIDATED TITLE PURCHASE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	90,249	8,757	-	-	-	2,926	101,935
OBLIGATION	-89,999	-8,716	-	-	-	-2,917	-101,632
TOTAL	250	41	-	-	-	11	303

FORWARD CONSOLIDATED TITLE SALE	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	213,608.6	-	-	-	4,699.4	-	218,308.0
OBLIGATION	-212,129.1	-	-	-	-4,415.1	-	-216,544.2
TOTAL	1,479.5	-	-	-	284.3	-	1,763.8

FORWARD PURCHASE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
DERECHOS	664,310.9	206,023.7	30,387.5	180,956.1	12,895.1	-	1,094,573.3
OBLIGACION	-653,411.4	-195,786.4	-28,155.5	-164,705.8	-12,226.3	-	-1,054,285.4
TOTAL	10,899.5	10,237.3	2,232.1	16,250.3	668.8	-	40,288.0

FORWARD SALE FOREIGN CURRENCY	1 MONTH	1 TO 2 MONTHS	2 TO 3 MONTHS	3 TO 6 MONTHS	6 TO 12 MONTHS	> 12 MONTHS	General Total
RIGHTS	671,319.4	754.6	232,892.9	175,879.2	134,335.6	90,033.6	1,305,215.2
OBLIGATION	-686,941.0	-836.9	-237,764.3	-177,618.9	-140,440.3	-89,529.7	-1,333,131.1
TOTAL	-15,621.6	-82.3	-4,871.5	-1,739.7	-6,104.7	503.8	-27,915.9

(8) Loan portfolio

Loan portfolio corresponded to commercial in force – other guaranties for the sum of $47,388.2 and $56,787.7 as of December 31st and June 30th, 2006.

The following is the portfolio detail by geographic zone:

City		December 2006 Balance	December 2006 Particip%		June 2006 Balance	June 2006 Particip %
Bogotá	$	2,648.6	5.6	$	3,429.6	6.3
Cali		44,419.5	93.7		52,073.8	91.7
Medellín		137.5	0.3		1,116.7	1.9
Barranquilla		182.6	0.4		167.6	0.1
Total	$	47,388.2		$	56,787.7	

The following is the portfolio detail by economic destination:

	December 2006 Balance	% Particip	June 2006 Balance	% Particip
Manufacture of textile products, garments, leather and its products	$ 137.5	0.29%	$ 1,116.7	1.9%
Manufacture of paper and its products, printers and publishing companies	-	-	295.4	0.5%
Services provided to Companies	44,519.5	93.74%	51,799.9	91.2%
Wholesale and retail trade	1,915.8	4.04%	3,575.7	6.4%
Health, teaching, entertainment and culture services	915.4	1.93%	-	-
	$ 47,388.2		$ 56,787.7	

As of June 30th, 2006 commercial portfolio and interest were sanctioned by $ 34,644.6

As of December 31st and June 30th, 2006 the Corporation evaluated 100% of credit, interest and other concepts portfolio. The following is the result of the rating:

December 2006

	Capital	Interest	Other Concep.	Total	Guaranty	Provision Capital	Provision Interest and others	Total Provision
Other Guaranties Commercial								
A - Normal	$ 47,388.2	19.3	26,961.7	$ 74,369.2	$ 169.006	8,833.3	-	8,833.3
B - Acceptable	-	-	5.9	5.9	-	-	-	-
C - Appreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significant	-	-	95.1	95.1	-	-	95.0	95.0
E - Unrecoverable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$ 169,006	8,833.3	704.6	9,537.9
General Provision						473.9		
	$ 47,388.2	19.3	27,672.3	$ 75,079.8		9,307.2	704.6	9,537.9

June 2006

	Capital	Interest	Other Concep.	Total	Guaranty	Provision Capital	Provision Interest and other	Total Provision
Other Guaranties Commercial								
A - Normal	$ 56,787.7	19.3	19,312.1	$ 76,119.1	-	8,829.4	5.3	8,834.7
B - Acceptable	-	-	468.1	468.1	-	-	6.2	6.2
C - Appreciable	-	-	105.4	105.4	-	-	97.1	97.1
D - Significant	-	-	15.7	15.7	-	-	15.7	15.7
E - Unrecoverable	-	-	171.2	171.2	-	-	171.2	171.2
	56,787.7	19.3	20,072.5	76,879.5	-	8,829.4	295.5	9,124.9
General Provision						522.3	-	522.3
	$ 56,787.7	19.3	20,072.5	$ 76,879.5	-	9,351.7	295.5	9,647.2

Provision for Loan portfolio

	December 2006	June 2006
Initial Balance	$ 9,351.7	$ 134,643.9
Plus:		
Provision charged to expenses	25.5	4,579.2
	9,377.2	139,223.1
Minus:		
Provision reimbursements taken to commercial income	70.0	24,980.1
Penalised loans commercial	-	32,375.6
Provisions transferred to equities	-	72,515.7

Final Balance	$	9,307.2	9,351.7
TOTAL LOAN PORTFOLIO	$	38,081.0	$ 47,436.0

(9) Acceptances and Deriva:ives

Bank Acceptances	$	-	$ 1,369.0
Rights cash operations		106,194.9	223,496.3
Obligations cash operati ons		(106,194.3)	(223,555.6)

		December 2006	June 2006
Forward operation Rights	$	3,585,275.3	$ 2,466,353.8
Forward obligation oper:itions		(3,518,463.1)	(2,451,856.0)
Future Sale Rights		38,338.8	30,181.0
Future Sale Obligations		(38,338.8)	(30,181.0)
Swaps Rights		3,347.8	5,097.1
Swaps Obligations		(2,923.5)	(5,003.6)
Profit (loss) Call on forei jn exchange		-	(1,505.0)
	$	67,237.1	$ 14,396.0

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign cur ency), what leads to make coverage operations by means of carrying out futures contracts and operations with by-pr ducts, when the market situation is worth it.

List of average comparative balances on obligations, rights, profit and loss

	Dec-06				Jun-06			
	Sale	Variation %	P irchase	Variation%	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	1,795,682.0	38.34%	1,598,963.4	23.88%	1,298,001.1	-13.67%	1,290,743.6	-9.52%
Securities	316,086.0	15.10%	220,405.3	22.89%	274,632 2	56.76%	179,344.8	3.01%
	2,111,770.0		1,819,368.7		1,572,633.3		1,470,088.4	
Obligations								
Foreign currency	1,742,636.1	32.21%	1,614,280 6	27.75%	1,318,117.6	-9.84%	1,263,654.5	-12.53%
Securities	317,724.5	15.64%	220,569 2	23.94%	274,741.6	55.84%	177,964.2	2.81%
	2,060,360.6		1,834,850.0		1,592,859.2		1,441,618.7	
	Profit		Loss		Profit		Loss	
Average Monthly Result	19,862.0	235.16%	9,853 0	100.00%	5,926.1	22.91%	0.3	99.99%

Minimum and maximum terms oscillated between 2 and 365 days during corporate years ending on Decemb r 31st and June 30th 2006.

There were no limitations or restrictions of any type for the execution of these contracts.

(10) Accounts Receivable

Interest

Loan portfolio	$	19.3	$	19.3
Other:				
Inter-bank Funds sold		4.7		4.4
Loans to employees		29.1		30.5
Various		2,216.8		1,607.6
	$	2,269.9		1,661.8

Other

		December 2006	June 2006
Dividends and participations	$	5,521.8	10,629.5
Leasings		353.4	380.1
Sale of goods and services		21,099.5	15,963.0
Payments on account of clients		185.5	852.3
Prepayments contracts and suppliers		1,777.9	687.8
Advances to personnel		53.7	303.7
Sale tax to be paid		2,389.2	1,196.8
Various (1)		10,031.7	16,645.1
	$	41,412.7	46,658.3

(1) This item included, among others:

- As of December 31st, 2006: Accounts receivable for assignment of rights of Proyectos de Energía income for the sum of $4,756, Accounts receivable for Non Delevey liquidity operations with fulfilment date January 2nd, 2007 corresponding to the following clients: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 and Citibak $192.6. Accounts receivable for operations with C.I. Intercontex to Patrimonios autónomos Carsa S.A. administered by Fiduciaria Corficolombiana for $212.5.
- As of June 30th 2006: Output/return acknowledgement on risk capital brought by the partners to Concesionaria (Hatovial), in conformity with the concession agreement for the sum of $6,196.0. Account receivable for Non Delevey liquidity operations with maturity date July 4th, corresponding to the following clients: Valores Bavaria S.A. $ 6,360.0, Fondo de pensiones Santander $1,025.7, Pensiones y Cesantías Santander $199.2, FID-Colpatria Reconversión Administrativa de Lloreda $103.2, C.I. Banacol S.A. $85.5, Comercializadora Santander $77.0, C.I. Hosa Ltda.. $64.6 and Others for $ 287.0.

Provision for Accounts Receivable

Initial Balance	$	1,904.6	$	3,751.1
Plus:				
Provision charged to commercial operation expenses		824.3		561.6
		2,728.9		4,312.7
Minus:				
Commercial provision Reimbursements		614.6		574.7
Provision assigned to patrimonies		-		1,174.5
Accounts receivable commercial penalised		495.7		658.9
	$	1,618.6	$	1,904.6

(11) Realizable Goods and Goods and received as dation in payment

Description	Adjusted Cost	Provision	Value in Books	Coverage Percentage Provision	Average Time tenancy
		December 2006			
Real Estate:	$ 51,349.3	40,007.3	11,342.0	77.9%	83
Movables :					
Machinery	77.5	77.5	-	100.0%	50
Shares	69.8	69.8	-	100.0%	3
Other Securities	2,382.9	2,382.9	-	100.0%	39
Subtotal Real Estate	2,530.2	2,530.2	-		
Total	$ 53,879.5	42,537.5	11,342.0		

Description	Adjusted Cost	Provision	Value in Books	Coverage Percentage Provision	Average Time tenancy
		June 2006			
Real Estate	$ 64,472.8	49,136.6	15,336.2	76.2%	77
Rights in Trusts(*)	15,605.9	12,221.5	3,284.4	78.3%	
Movables					
Machinery	86.1	86.1	-	100.0%	44
Other Securities	1,784.6	1,784.6	-	100.0%	32
Subtotal Real Estate	1,870.7	1,870.7	-	100.0%	
Total	$ 81,949.4	63,228.8	18,720.6		

(*) Reclassified to rights in Trusts other assets note 13.

Goods not used in the social purpose

		December 2006		June 2006
Land	$	10.1	$	10.1
Buildings		400.0		400.0
	$	410.1		410.1
Depreciation		(163.8)	$	(155.4)

The Management considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation takes the necessary steps for the realization of these goods within the terms established by Superintendence of Finance. In general terms, goods are in good condition, for those suffering wear and tear, the necessary provisions have been constituted.

The Corporation has appraisals and insurance policies for all its goods.

Provision for Goods Received in Payment

Initial Balance	$ 63,228.8	$ 76,814.9
Plus:		
Provision charged to expenses of the period	1,435.3	2,015.8
	64,664.1	78,830.7
Minus:		
Provision reimbursements	-	395.7
Use sale goods received in payment	9,769.3	15,206.2
Reclassification provision to rights in BRDPS trusts	12,357.3	-
	$ 42,537.5	$ 63,228.8

(12) Properties and Equipment

		December 2006		June 2006
Land	$	4,393.2	$	4,414.0
Buildings		18,289.1		19,880.2
Equipment, furniture and fixtures		8,934.6		8,803.7
Computers		9,201.9		9,291.1
Vehicles		905.7		437.6
		41,724.5		42,826.6
Depreciations				
Buildings		(9,612.1)		(10,495.8)
Equipment, furniture and fixtures		(7,762.5)		(7,640.4)
Computers		(8,795.7)		(8,785.5)
Vehicles		(251.4)		(263.0)
		26,421.7		(27,184.7)
Total ownership plant and equipment	$	15,302.8	$	15,641.9
Appreciations		17,689.7		21,136.9
	$	17,689.7	$	21,136.9

Total depreciation recorded to expenditure during the second and first semesters of 2006 was of $878.6 and $812.7 respectively.

The Corporation has maintained necessary measures for the conservation and protection of its assets. As of December 31st and June 30th 2006 insurance policies existed to cover subtraction, fire, earthquake, riot, mutiny, explosion, volcano eruption, low tension, landed properties, loss or damage to offices and vehicles.

Based on appraisals made between December 2003 and September 2006. There are no mortgages or ownership reserve on the goods, nor have they been assigned in collateral.

(13) Other Assets

Permanent Contributions

As of December 30th and June 30th 2006 permanent contributions existed in social clubs for the sum of $83.2.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during semesters ending on

	December 2006	Amortisation	Charges	June 2006
Early Expenses				
Interest	$ 0.5	174.3	1.0	$ 173.8
Insurance	456.0	3,279.9	3,678.2	57.7
Maintenance of Software	5.2	11.9	1.7	15.4
Commissions paid for by-products	494.0	964.5	1,312.6	145.9
Other	152.6	11,008.4	10,747.2	413.8
Deferred Charges:				
Organisation and pre-operatives	83.2	105.4	93.2	95.4
Refurbishing	-	1,279.6	82.8	1,196.8
Studies and Projects	111.9	55.9	-	167.8
Software	832.3	503.7	156.1	1,179.9
Office utensils and stationary	62.8	257.9	262.7	58.0
Improvements to properties in leasing	34.0	50.8	2.8	82.0
Publicity and advertising	707.8	457.7	1,165.5	-
Taxes	-	652.7	227.3	425.4
Contributions and memberships	-	1,235.9	1,188.6	47.3
Loss in investment valuation (*)	1,321.0	1,143.1	2,464.1	-
Other	184.1	1,230.3	1,384.3	30.1
	$ 4,445.4	22,412.0	22,768.1	$ 4,089.3

December 31st and June 30th, 2006 is as follows:

(*) Derived from updating of valuation margins according to resolution 1227 of July 14th, 2006. From the amount of $2,464.1to be deferred, as of December 31st 2006 the sum of $1,143.1 was amortised.

Other

		December 2006		June 2006
Credits to employees	$	2,886.2	$	3,527.1
Other credits employees		2.7		2.7
Deposits in warranty		25.7		51.8
Deposits in futures agreements		4,643.3		316.8
Art and cultural goods		252.9		252.9
Rights in trust (1)		58,182.9		45,462.1
Various		107.9		5,443.7
	$	66,101.6	$	55,057.1

(1) Rights in Trusts

Trust for real estate development	$	41,771.7	$ 44,762.0
Portfolio administration Trust		354.5	354.5
Trust convertible goods and received in payment		15,711.1	-
Property and equipment trust		345.6	345.6

	$ 58,182.9	$ 45,462.1

Variation corresponds to re-classification in August 2006 of rights BRDPS trusts that were recorded in the account of goods received in payment $15,712.7

Rating of Credits to employees

The Corporation evaluated One Hundred per cent (100%) of the credit to employees; the rating result as of December 31st and June 30th 2006 is as follows:

		December 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
Rating Credit to employees						
A- Normal	$	2,357.1	8.3	2.365.4	-	3,403.0
D- Difficult collection		3.5	-	3.5	-	4.8
	$	2,360.6	8.3	2,368.9	-	3,407.8

Rating Credits to Ex-employees.

		December 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
A- Normal	$	320.4	2.0	322.4	-	542.7
B- Sub-normal		29.4	0.6	30.0	-	44.0
C- Deficient		2.1	-	2.1	-	4.3
D- Difficult collection		5.6	-	5.6	-	20.0
E- Non recoverable		168.1	18.1	186.2	157.8	158.4
	$	525.6	20.7	546.3	157.8	769.4

		June 2006				
		Lodging Consumer	Interest	Total	Provision	Guarantees
Rating credit to employees						
A- Normal	$	2,890.4	8.7	2,899.1	-	2,890.4
D- Difficult collection		83.0	0.3	83.3	-	83.0
E- Non recoverable		0.4	-	0.4	-	0.4
	$	2,973.8	9.0	2,982.8	-	2,973.8

Rating credit to ex-employees.

June 2006				
Lodging Consumer	Interest	Total	Provision	Guarantees

A- Normal	$	357.4	2.5	359.9	-	357.4
B- Sub-normal		7.6	0.1	7.7	-	7.6
C- Deficient		18.8	0.7	19.5	1.5	18.8
D- Difficult collection		11.4	-	11.4	9.5	11.4
E- Non recoverable		158.1	18.1	176.2	132.1	158.1
	$	553.3	21.4	574.7	143.1	553.3

Provision Other Assets		December 2006		June 2006
Initial balance	$	11,038.4	$	11,021.7
Plus:				
Provision charged to expenses of the corporate year (period)		47.8		23.6
Transfer provision of goods received in payment		12,357.3		-
		23,443.5		11,045.3
Minus:				
Reimbursement of provision		205.3		6.9
Use in sale rights trusts goods received in payment		0.7		-
Final balance	$	23,237.5	$	11,038.4

(14) Deposits and Current Liabilities

Term Certificates of Deposit:			
Issued at less than 6 months	$	186,894.5	$ 192,578.8
Issued equal to 6 months and less than 12 months		271,862.5	280,545.5
Isued equal to or more than 12 months		393,762.8	345,332.8
	$	852,519.8	$ 818,457.1
Savings accounts		145,147.8	113,997.6
Especial deposits		148.2	280.5
Banks and correspondents		2,794.8	4,032.8
Current liabilities bank services		1,392.1	1,789.9
	$	1,002,002.9	$ 938,557.9

(15) Inter-bank Funds Purchased Repurchase Agreements

Investments Repurchase Commitments	$	504,784.3	$ 593,739.7
Inter-bank Funds purchased		49,170.0	69,740.0
	$	553,954.3	$ 663,479.7

Rates used in these operations during the second semester of 2006 oscillated between 7.89% and 3.09%; and in the first semester between 7.25% and 4.08%.

(16) Bank Credits and Other Financial Obligations

Bank credits and other financial obligations include balances with short and long

term maturities with a detail as follows:

		December 31st 2006					
		Capital	Interest	Effective interest Rate	Short Term	Medium Term	Total
Foreign Banks Dollars	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3
	$	2,635.3	13.6	5.7%	2,635.3	-	2,635.3

		June 30th 2006					
		Capital	Interest	Effective interest Rate	Short Term	Medium Term	Total
Foreign Banks Dollars	$	45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5
	$	45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5

(17) Accounts Payable

Other

		December 2006		June 2006
Taxes:				
Industry and trade	$	211.1	$	287.9
Stamp duties		4.8		75.0
Extra charges (surtaxes) and other		-		1,558.3
Leasings		658.3		267.3
Contribution on transactions		4.3		17.1
Promisor purchasers (1)		11,343.7		4,236.4
Suppliers		2,195.2		1,072.0
Withholdings and labour contributions		1,421.5		1,399.7
Drawn and not cashed cheques		243.0		229.8
Various (2)		4,610.3		16,422.2
	$	20,692.2	$	25,565.7

(1) As of Decembe' 31st, this item corresponded to: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañía Paez del Cauca $468.0, Alianza Fiduciaria $687.9, other $948.3. As of June 30th it corresponded to Fiduciaria de Occidente $217.9, Juan Pablo Vega $937.0, Fideicomiso Crecer $400.0, Ingenio la Cabaña $1,997.9, Industrias Eka Ltda. $185.0, Inmobiliaria CMB S.A. $176.3, Other $322.3

(2) As of December 31st this item corresponded mainly to accounts payable for operations currency desk $2,240.8, to Banco de Bogotá operations assignment assets and liabilities $1,295.0, to Valora $214.7 and Concecol $66.1. As of June 30th they corresponded to account payable for collections received by the Corporation from portfolio transferred to Banco de Bogota and Trusts $13,113.4 and accounts payable for currency desk operations $ 2,729.0

(18) Other Liabilities

Consolidated Labour Obligations

		December 2006		June 2006
Consolidated Severance	$	255.3	$	242.5
Interest on severance		0.2		14.5
Consolidated Vacations		1,107.7		1,215.7
Other social benefits		267.5		351.9
	$	1,630.7	$	1,824.6

Retirement Pensions

The actuarial calculation study is prepared in accordance with Decree 2783/01, taking into account a DANE Rate of 10.547% and a discount Rate of 16.532%.

A person (man) direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of actuarial calculation	$	1,192.2	$	1,156.0
Value pensions caused during the semester		112.3		96.0
Amortisation percentage		100%		100%

Early Income

Movement of early income for the semester ended on December 31st, 2006 is as follows:

		December 2006	Charges	payments		June 2006
Commissions	$	419.2	1,202.7	1,263.1		358.8
Other		4,628.4	9.3	-		4,637.7
	$	5,047.6	1,212.0	1,263.1	$	4,996.5

Other (deferred payments)

		December 2006	Charges	payments		June 2006
Profit in asset sale	$	1,434.6	2,604.9	3,259.9	$	779.6
Other deferred credits (1)		-	5,564.7	97.6		5,467.1
Profit for adjustment investment valuation (2)		27.2	23.7	50.9		
Difference in change pending to be done (3)		10,590.5	-	-		10,590.5

Other		5,470.9	-	-	5,470.9
	$	17,523.2	8,193.3	3,408.4	$ 22,308.1

(1) Acknowledgements of yield on risk capital brought in by the partners to Concesionaria (Hatovial), in conformity with the concession agreement. Payments were made semi-annually from December 15th 2004, and it was cancelled on October 17th, 2006.

(2) It corresponds to the adjustment and updating of valuation margins in accordance with resolution 1227 of July 2006. The amount to be deferred is $50.9, the value amortised from July 18th to December 31st 2006 was $23.7.

(3) It corresponds to income for difference in change generated in Pesa S.A credits.

(19) Estimated Liabilities and Provisions

		December 2006		June 2006
Labour obligations	$	864.3	$	-
Income tax and ICA		15,655.8		13,006.2
Penalties and sanctions litigations, indemnifications		643.2		643.2
Penalties and sanctions Superfinanciera		115.7		115.7
Various(1)		1,798.0		3,496.8
	$	19,077.0	$	17,261.9

(1) Includes provisions to cover expenses for public services and contingency claim pension bonuses 1.998.

(20) Social Capital

As of December 31st and June 30th 2006 authorised capital was of $1.600, represented in shares nominal value $10 Pesos each.

No. Preferential Shares	9,788,092	9,298.994
No. Ordinary Shares	144,209.142	137,000.767
Total issued and paid stock	153,997.234	146,299.761

Variation in the number of circulating shares/stock corresponds to capitalisation of the Equity Re-Appreciation account, on which 7.208.375 ordinary shares were issued and 489.098 preferential shares in September 14th, 2006, as it appears in the Assembly Record No.063.

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos. This dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

(21) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions shall constitute a legal reserve assigning ten per cent (10%) of net profits in each fiscal year (accounting period), up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not

distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of share dividends.

This reserve shall not be used for payment of dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve

As of December 31st and June 30th, 2006 the legal reserve amounted to the sum of $460,145.8 and $382,257.6 respectively.

Statutory and Occasional Reserves

The following is a detail of statutory and occasional reserves as of December 31st and June 30th, 2006.

	December 2006	June 2006
Marketable investments valuation Reserve (1)	$ 127,302.7	$ 126,178.8
Other reserves available for the assembly for future distribution	69,672.4	58,513.1
	$ 196,975.1	$ 184,691.9

(1) According to legal provisions a reserve must be made for profit obtained by the application of especial investment valuation systems at market prices the revenue of which not been fiscally realised.

(22) Profits or Losses Not Realised in Investments

Participative Securities		
Promigas S.A.	$ 36,140.2	$ 459.032.9
Tablemac S.A.	16,785.9	3,622.8
	52,926.1	462,655.7
Debt Securities	(4,597.3)	(26,277.3)
	$ 48,328.8	$ 436,378.4

(23) Contingent Accounts

Creditors

Indorsement	$ 252.5	$ 252.5
Bank Collateral	47,835.7	36,480.7
Letters of Credit	-	26,742.0
Obligations in options	169,041.3	71,062.9
For litigations stipulated in legal currency (*)	47,084.7	47,006.7
Other contingencies	6,406.1	9,237.4
	$ 270,620.3	$ 190,782.2

(*) Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely in accordance with the concept of the legal area of the Corporation.

Debtors

Loan portfolio Interests	$ 30,819.2	$ 28,759.9
Rights in Options	169,030.3	69,580.8
Fiscal loss to be amortised	170,047.7	167,520.9
Excess ordinary liquid presumptive revenue	165,899.1	163,434.0
Other contingencies	2,006.2	1,945.3
	$ 537,802.5	$ 431,240.9

(24) Memorandum Account

Debtors

	December 2006	June 2006
Goods and securities given as guarantee	$ 266,162.8	$ 672,633.9
Appraisal of goods received in payment	5,758.1	7,275.3
Remittances and other effects sent for collection	51,006.3	58,788.7
Unpaid negotiated cheques	5,462.4	6,286.4
Penalised assets	218,656.8	230,315.7
Capitalised Interest past due loan portfolio	-	1,028.9
Unplaced investment securities	-	56,870.0
Amortised investment securities	-	375,701.0
Adjustment for asset inflation	95,661.1	98,206.0
Subscribed and paid in capital distribution	1,540.0	1,463.0
Accounts receivable, dividends decreed	326.1	808.5
Credits to parent company, affiliates and subsidiaries	44,419.5	51,800.0
Dividend rights in kind for re-appreciation	1,272.2	1,151.4
Fully depreciated properties and equipment	13,544.9	12,405.1
Fiscal value of assets(*)	5,044,724.4	5,044,724.4
Investment in Nation guaranteed securities	490,127.3	314,150.0
Securities accepted by credit establishments	114,809.1	96,433.4
Securities guaranteed by Banco de la República (Central Bank)	757.9	5,383.2
Held-to-maturity Securities	47,456.3	110,317.5
Securities available for sale - Debt	259,023.3	313,921.0
Reciprocal operations	166,888.0	106,617.0
Other	242,703.1	167,393.9
	$ 7,070,299.4	$ 7,733,674.3

(*) Correspond to the (not net worth) gross equity value as of December 31st, 2005

Creditors

Goods and services received in custody	$ 768.9	$ 88,477.8
Goods and securities received in guaranty for future loans	145,007.6	192,759.5
Collateral pending to be cancelled	92,675.8	102,049.6
Goods and securities received in collateral-suitable collateral	17,529.0	1,610,729.1
Collections received	1,673.9	1,928.3
Goods and securities received – Other collateral	169,088.5	169,149.1
Equity inflation adjustment	319,406.5	319,407.5
Fiscal monetary correction	12,670.5	12,597.3

Equity re-valorisation capitalisation	316,334.8	238,369.6
Yield investment negotiable debt securities	97,975.9	50,362.5
Anticipated yield of marketable investment debt securities	1,681.6	1,681.6
Dividends decreed marketable investments	3,576.0	3,406.3
Equity fiscal value	1,604,911.1	1,604,911.1
Commercial portfolio rating	72,920.1	76,638.9
Consumption portfolio rating	2,888.9	3,529.9
Reciprocal transactions	69,654.3	113,983.4
Other creditor memorandum accounts	2,413.5	2,413.4
	$ 2,931,177.0	$ 4,592,394.9

(25) Transactions conducted with Related Parties

Related parties are the main shareholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent five per cent (5%) of the technical equity are considered related parties. Also Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. Operations with Shareholders

	December 2006	June 2006
Available		
Banco de Bogotá S. A.	$ 72,343.7	$ 3,886.2
Banco de Occidente S. A.	11,125.3	15,649.0
Available Provision		
Banco de Occidente S. A.	140.1	-
Inter-bank Funds Purchased		
Banco de Occidente S. A.	-	10,000.0
Investments		
Banco de Bogotá S. A.	103.3	-
Banco de Occidente S. A.	6,853.3	6,179.9
Accounts Receivable		
Banco de Bogotá S. A.	748.7	352.0
Banco de Occidente S. A.	8.8	38.9
Deposits and Current Liabilities		
Banco de Occidente S. A.	-	9,354.5
Banks and Correspondants		
Banco de Occidente S. A.	-	2,190.6
Accounts Payable		
Banco de Bogotá S. A.	20,418.5	29,681.4
Banco de Occidente S. A.	6,808.9	6,525.3
Operational Revenue		
Banco de Bogotá S. A.	1,012.9	29,309.1

Banco de Occidente S. A.	1,194.6	315.2
Operational Expenses		
Banco de Bogotá S. A.	26.4	17,698.7
Banco de Occidente S. A.	1,090.8	458.9
Debtor Memorandum Accounts		
Banco de Bogotá S. A.	-	22,122.7
Banco de Occidente S. A.	84.8	84.8
Creditor Memorandum Accounts		
Banco de Occidente S. A.	351.0	1,813.0

b. Operations with Related Companies

	December 2006	June 2006
Investments		
Banco Corfivalle S. A. (Panamá)	$ 13,475.3	$ 15,523.5
Casa de Bolsa Corficolombiana S. A.	4,543.7	4,051.1
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Desmotadora del Norte del Tolima S. A.	-	926.3
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Fiduciaria Corficolombiana S. A.	16,340.7	16,340.7
Frigoríficos Colombianos S. A.	3,094.7	3,094.7
General de Inversiones S. A.	1.9	1.8
Hoteles Estelar S. A.	40,924.5	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Leasing Corficolombiana S. A.	27,552.6	25,000.2
Lloreda S. A.	131,324.0	131,324.0
Molino Pajonales S. A.	-	1,812.9
Organización Pajonales S. A.	24,757.9	22,065.4
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	9,346.5	9,334.4
Proyectos de Energía S. A.	162,489.5	164,503.2
Proyectos de Infraestructura S. A.	89,359.7	89,359.7
Tejidos Sintéticos de Colombia S. A.	15,133.1	15,133.1
Valle Bursátiles S. A.	4.5	4.5
Valora S. A.	19,247.9	19,247.9
Investments Provision		
Huevos Oro Ltda.	4,331.7	2,043.1
Lloreda S. A.	98,751.6	69,983.1
Promotora Inmobiliaria la Esperanza S. A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	2,836.6	2,824.6
Valora S. A.	-	1,559.1
Loan portfolio		
Proyectos de Energía S. A.	44,419.6	51,799.9
Loan portfolio Provision		
Proyectos de Energía S. A.	8,809.6	8,806.2

Accounts Receivable		
Banco Corfivalle S. A. (Panamá)	-	2.4
Casa de Bolsa Corficolombiana S. A.	-	2.4
Colombiana de Licitaciones y Concesiones Ltda.	2,061.8	-
Fiduciaria Corficolombiana S. A.	-	11.5
Frigoríficos Colombianos S. A.	8.1	-
Hoteles Estelar S. A.	854.4	2,547.4
Huevos Oro Ltda.	3.5	-
Leasing Corficolombiana S. A.	4.1	5.1
Lloreda S. A.	11.6	-
Organización Pajonales S. A.	11.6	-
Promotora y Comercializadora Turística Santamar S. A.	$ 2.8	$ 13.5

	December 2006	June 2006
Proyectos de Energía S. A.	$ 4,756.7	-
Proyectos de Infraestructura S. A.	13.5	-
Tejidos Sintéticos de Colombia S. A.	-	4.4
Valora S. A.	1,798.3	3.7
Accounts Receivable Provision		
Promotora y Comercializadora Turística Santamar S. A.	-	0.1
Valora S. A.	-	0.1
Dations in payment		
Lloreda S. A.	2,912.1	2,912.1
Provision Dations in payment		
Lloreda S. A.	2,329.7	2,329.7
Valorisations		
Banco Corfivalle S. A. (Panamá)	1,042.7	396.7
Casa de Bolsa Corficolombiana S. A.	2,511.5	2,831.5
Colombiana de Licitaciones y Concesiones Ltda.	9,459.9	8,520.7
Desmotadora del Norte del Tolima S. A.	-	4,620.2
Estudios, Proyectos e Inversiones de los Andes s.a.	43,447.9	54,670.3
Fiduciaria Corficolombiana S. A.	8,131.7	7,562.3
Hoteles Estelar S. A.	65,976.6	63,106.6
Leasing Corficolombiana S. A.	19,241.9	18,743.7
Molino Pajonales S. A.	-	6,917.0
Organización Pajonales S. A.	43,609.4	28,017.0
Plantaciones Unipalma de los Llanos S. A.	13,221.8	12,233.9
Promotora Inmobiliaria la Esperanza S. A.	-	2,163.1
Proyectos de Energía S. A.	27,979.5	26,747.3
Proyectos de Infraestructura S. A.	19,033.7	16,568.6
Tejidos Sintéticos de Colombia S. A.	3,396.4	2,943.1
Valle Bursátiles S. A.	5.1	4.7
Valora S. A.	2,607.1	-
De-valorisations		
Frigoríficos Colombianos S. A.	1,052.4	1,353.7
General de Inversiones S. A.	0.9	-
Huevos Oro Ltda.	351.8	1,163.1
Lloreda S. A.	32,572.4	32,572.4

Promotora Inmobiliaria la Esperanza S. A.	1,950.3	-
Promotora y Comercializadora Turística Santamar S. A.	1,667.4	1,722.6
Deposits and Current Liabilities		
Colombiana de Licitaciones y Concesiones Ltda.	8,845.0	7,501.4
Estudios, Proyectos e Inversiones de los Andes s.a.	24,941.4	37,899.0
Leasing Corficolombiana S. A.	914.4	2,598.5
Plantaciones Unipalma de los Llanos S. A.	3,063.4	3,063.4
Valora S. A.	8.5	8.4

	December 2006	June 2006
Inter-bank Funds		
Leasing Corficolombiana S. A.	$ 6,862.6	$ 9,499.9
Banks and Correspondents		
Banco Corfivalle S. A. (Pamaná)	$ -	5,866.7
Accounts Payable		
Banco Corfivalle S. A. (Panamá)	-	92.7
Casa de Bolsa Corficolombiana S. A.	-	59.8
Colombiana de Licitaciones y Concesiones Ltda.	211.5	49.7
Estudios, Proyectos e Inversiones de los Andes s.a.	559.6	548.6
Fiduciaria Corficolombiana S. A.	-	5.8
Hoteles Estelar S. A.	-	37.0
Leasing Corficolombiana S. A.	4.0	4.8
Plantaciones Unipalma de los Llanos S. A.	37.2	34.8
Promotora y Comercializadora Turística Santamar S. A.	-	3.7
Valora S. A.	191.4	-
Operational Revenue		
Banco Corfivalle S. A. (Panamá)	-	1,052.1
Casa de Bolsa Corficolombiana S. A.	492.7	231.3
Colombiana de Licitaciones y Concesiones Ltda.	84.6	29,249.8
Estudios, Proyectos e Inversiones de los Andes s.a.	21,234.3	5,636.8
Fiduciaria Corficolombiana S. A.	3,064.0	2,579.8
Frigoríficos Colombianos S. A.	7.7	-
Hoteles Estelar S. A.	5.1	3,710.9
Huevos Oro Ltda.	31.1	20.0
Leasing Corficolombiana S. A.	5,742.6	5,375.5
Lloreda S. A.	11.0	-
Organización Pajonales S. A.	11.0	74.9
Plantaciones Unipalma de los Llanos S. A.	31.2	20.0
Promotora y Comercializadora Turística Santamar S. A.	21.3	64.5
Proyectos de Energía S. A.	12,091.7	-
Proyectos de Infraestructura S. A.	9,059.5	3,669.9
Tejidos Sintéticos de Colombia S. A.	36.2	1,075.2
Valora S. A.	11.0	88.9
Non Operational Revenue		
Banco Corfivalle S. A. (Panamá)	23.8	30.5
Casa de Bolsa Corficolombiana S. A.	12.0	8.1
Colombiana de Licitaciones y Concesiones Ltda.	22.3	21.8
Fiduciaria Corficolombiana S. A.	109.5	101.0
Hoteles Estelar S. A.	2.1	-

	December 2006	June 2006
Leasing Corficolombiana S. A.	62.1	60.9
Lloreda S. A.	6.5	-
Plantaciones Unipalma de los Llanos S. A.	0.2	-
Promotora y Comercializadora Turística Santamar S. A.	0.1	-
Proyectos de Infraestructura S. A.	19.2	-
Tejidos Sintéticos de Colombia S. A.	2.3	-
Valora S. A.	1,562.5	-
	December 2006	June 2006
Operational Expenses		
Banco Corfivalle S. A. (Panamá)	16.1	188.0
Casa de Bolsa Corficolombiana S. A.	267.9	2,890.0
Colombiana de Licitaciones y Concesiones Ltda.	302.9	394.0
	December 2006	June 2006
Estudios, Proyectos e Inversiones de los Andes s.a.	968.2	925.1
Fiduciaria Corficolombiana S. A.	6.7	31.5
Hoteles Estelar S. A.	82.8	-
Huevos Oro Ltda.	2,288.6	-
Leasing Corficolombiana S. A.	515.8	482.2
Plantaciones Unipalma de los Llanos S. A.	113.7	111.4
Promotora y Comercializadora Turística Santamar S. A.	10.9	1.2
Proyectos de Energía S. A.	3.3	-
Proyectos de Infraestructura S. A.	0.3	-
Tejidos Sintéticos de Colombia S. A.	-	0.1
Valora S. A.	1.7	25.8
Non Operational Expenses		
Fiduciaria Corficolombiana S. A.	5.7	-
Tejidos Sintéticos de Colombia S. A.	0.2	-
Contingents Accounts		
Proyectos de Energía S. A.	30,819.2	28,759.3
Debtor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	1,052.1	17,162.6
Casa de Bolsa Corficolombiana S. A.	1,036.3	543.6
Colombiana de Licitaciones y Concesiones Ltda.	30,021.0	30,021.0
Desmotadora del Norte del Tolima S. A.	-	566.2
Estudios, Proyectos e Inversiones de los Andes s.a.	2,281.7	7,899.6
Fiduciaria Corficolombiana S. A.	7,883.2	28,765.2
Frigoríficos Colombianos S. A.	2,458.4	2,458.4
Hoteles Estelar S. A.	17,876.7	17,876.6
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	13,386.7	51,870.0
Lloreda S. A.	19,416.5	19,416.5
Organización Pajonales S. A.	6,196.8	5,449.8
Plantaciones Unipalma de los Llanos S. A.	868.9	868.9
Promotora Inmobiliaria la Esperanza S. A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	-	80.8
Proyectos de Energía S. A.	47,098.0	54,511.6
Proyectos de Infraestructura S. A.	22,497.0	-
Tejidos Sintéticos de Colombia S. A.	2,430.4	2,430.3
Valle Bursátiles S. A.	3.4	1.7

Valora S. A.	3,813.5	3,813.5
Creditor Memorandum Accounts		
Banco Corfivalle S. A. (Panamá)	-	7,438.8
Fiduciaria Corficolombiana S. A.	114.6	10,363.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	34.9	36,318.4
	December 2006	June 2006
Promotora y Comercializadora Turística Santamar S. A.	21.0	-
Proyectos de Energía S. A.	169,006.1	169,006.1

c. Operations entered into with Members of the Board of Directors and Legal Representatives

	December 2006		
	Shareholders	Board of Directors	Legal Representatives
Assets	$ 7,566.2	$ -	$ 114.4
Liabilities	10,106.7	350.5	101.2
Revenue	2,133.7	-	6.5
Expenses	1,617.5	91.6	27.5

	June 2006		
	Shareholders	Board of Directors	Legal Representatives
Assets	$ 6,833.0	$ -	$ 120.1
Liabilities	17,521.0	-	63.7
Revenue	29,628.5	416.0	8.2
Expenses	27,078.3	65.0	23.7

d. Operations carried out with Shareholders who own less than 10% of the Capital Stock that had operations greater than 5% of the equity as of December 31st, 2006 $34,858.

% Part.	Nit (Tax ID)	Shareholder	Type	Oper.	Rights	Obligations
1.32%	800,170,043	FONDO DE CESANTIAS PORVENIR	Forward Non delivery	Com	80,596.4	80,986.5
					80,596.4	80,986.5
2.00%	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward	Sale	3,359.8	3,283.8
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Com	13,432.7	14,654.9
	800,189,529	FONDO DE CESANTIAS HORIZONTE	Forward Non delivery	Sale	43,001.0	42,089.3
					59,793.6	**60,028.0**
3.37%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	95,393.7	89,551.6
3.65%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Com	244,699.7	251,903.7
3.75%	800,227,940	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	Forward Non delivery	Com	33,581.9	34,961.9
8.61%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Com	32,354.1	32,338.2
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Com	100,745.6	102,869.3
	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward Non delivery	Sale	4,509.3	4,477.6
					137,609.0	**139,685.1**
2.40%	800,231,967	FONDO DE PENS OBLIGATORIAS HORIZONTE	Forward	Sale	20,255.4	19,797.1

	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Com	116,417.1	124,139.3
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward Non delivery	Sale	73,669.4	68,283.1
	800,231,967	FONDO DE PENS. OBLIGATORIAS HORIZONTE	Forward	Sale	60,808.1	60,478.2
					271,150.0	**272,697.7**
0.00%	830,038,885	VALOREM S.A.	Forward Non delivery	Com	62,686.1	63,439.6

e. Operations Conducted with Shareholders that own less than 10% of the Capital that had operations greater than 5% of the equity as of June 30th, 2006 $44,173.8

% Part.	Nit (Fiscal ID)	Shareholder	Type	Oper.	Rights	Obligation
0.52%	800,159,085	FONDO DE CESANTIAS SANTANDER	Forward Non delivery	Sale	45,054.0	45133.9
0.18%	800,198,281	FONDO DE PENSIONES VOLUNTARIAS PROTECCION	Forward Non delivery	Com	25,790.8	26121.5
	800,198,281	FONDO DE PENSIONES VOLUNTARIAS PROTECCION		Sale	25,519.0	25790.8
					51,309.8	**51912.3**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward Non delivery	Sale	115,833.5	116058.6
3.25%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS SANTANDER	Forward Non delivery	Sale	247,720.6	236768.9
			Forward Non delivery	Sale	217,445.0	217932.3
					465,165.6	**454701.2**
7.92%	800,229,739	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Com	23,079.7	22724.6
			Forward	Sale	12,965.3	13187.4
			Forward Non delivery	Com	77,372.4	73057.1
			Forward Non delivery	Sale	12,884.5	12895.4
					126,301.9	**121864.4**
1.54%	800,231,967	FONDO DE PENSIONES HORIZONTE	Forward	Com	32,971.0	32865.6
			Forward Non delivery	Com	51,581.6	44879.2
			Forward Non delivery	Sale	116,640.7	116775.8
			Forward Non delivery	Sale	33,591.1	33528.0
					234,784.3	**228048.7**
0.08%	830,038,085	FDO DE PENSIONES VOLUNT. SKANDIA MULTIFUND	Forward Non delivery	Sale	79,446.5	80725.2
0.00%	830,038,885	VALOREM S.A	Forward No	Sale	12,996.8	12895.4

(26) Operating Revenue

The following is the detail of the operating revenue:

		December 2006		June 2006
Dividends and participations				
Epiandes S.A.	$	21,211.0	$	5,617.9
Promigás S.A.		14,629.1		18,269.3
Leasing Corficololombiana S.A.		5,742.2		5,369.2
Leasing de Occidente S.A.		5,351.1		3,235.2

Sociedad de Inversiones en Energía	2,175.4	3,258.7
Concecol Ltda.	-	29,230.9
Casa de Bolsa Corficolombiana S.A.	492.6	-
Proyectos de Infraestructura S.A	8,909.4	3,136.8
Fiduciaria Corficolombiana S.A.	3,064.0	2,579.8
Concesionaria Tibitoc S.A	450.4	964.8
Banco Corfivalle Panamá	-	1,052.1

	December 2006	June 2006
Transoriente S.A.	-	502.3
Colombina S.A.	-	1,137.5
Other	273.7	6,518.5
	62,298.9	80,873.0
Operating Recoveries		
Refund accounts receivable Provision	614.6	574.6
Refunds loan portfolio provision	69.9	24,980.2
Various revenue (1)	17,588.2	6,284.3
	$ 18,272.7	$ 31,839.1

(1)This item includes revenue for Proyectos de Energía S.A. received from Empresa de Energía de Bogotá and Subestación de Betania for $12,091.7 and $1,502.3 as of December 31st and June 30th, 2006 respectively.

(27) Operating Expenses – Other

El

Loss in sale fiduciary rights		
For sale of portfolio	$ -	$ 17,678.9
Fees	847.5	1,315.2
Taxes	3,192.7	15,448.2
Rentals	1,043.8	1,193.0
Contributions and affiliations	1,641.2	830.5
Insurance	3,045.7	5,841.2
Maintenance and repairs	679.2	895.8
Offices adapting and installation	108.8	145.3
Various:		
Cleaning and vigilance services	362.4	386.8
Temporary services	374.0	340.0
Advertising and propaganda	1,660.3	645.2
Public Relations	92.6	62.3
Public utilities	741.1	720.2
Travel expenses	367.3	113.4
Transportation	638.3	709.9
Implements and stationary	251.9	303.8
Donations	6.9	1.1
Subscriptions and notices	361.1	256.7
Mail posts	47.2	58.4
Building management	385.5	406.7
Cafeteria	32.6	39.4
Legal expenses	63.7	101.4
Microfilming and binding	52.7	135.2
Deductible VAT pro-rating	490.4	812.3
Connection service	247.2	381.6
Miscellaneous	663.5	815.7
	$ 17,397.6	$ 49,638.2

(28) Other Provisions

		December 2006	June 2006
Rights in trusts - Goods received in payment	$	1,475.3	$ 2,015.8
Other assets		150.2	42.3
	$	1,625.5	$ 2,058.1

(29) Non Operating Revenue

Profit in sale of:			
Goods received in payment	$	4,947.5	$ $ 6,363.6
Properties and equipment		2,483.3	14.4
Rentals		251.9	203.3
Recoveries:			
Penalised Goods (written-off goods)		4,968.2	4,771.0
Reimbursement provision:			
Investments		4,618.2	$ 6,707.7
Goods received in payment		-	395.7
Other provisions		18.1	6.9
Other recoveries		5,778.4	2,951.1
Other Assets		205.3	-
Sundry			
Revenue goods received in payment		97.0	187.0
Other		320.5	244.5
	$	23,688.4	$ 21,845.2

(30) Income Tax

The following is the conciliation between book profit and estimated taxable income:

Profit-loss before income tax	$	570,823.9	$ 127,065.3
Plus (less) entries that increase (decrease) fiscal profit:			
Dividends not accrued in books		245.9	11,482.5
Revenue valuation variable revenue investments		(515,263.6)	(19,260.8)
Non deductible provisions that constitute temporary difference		33,620.6	1,803.1
Greater revenues fiscal monetary correction account		73.2	12,597.3
Non deductible taxes (GMF), equity tax		2,734.8	14,171.2
Industry and commerce tax and others		71.1	628.1
Expenses from other terms and other non deductible expenses		(247.0)	503.8
Loss on sale of real estate		77.9	210.2
Imputable expenses non taxed revenues		3,111.2	2,533.7
Deferred income declared in previous years		(5,467.1)	(4,203.0)
Non taxable dividends and participations		(57,209.3)	(63,447.8)
Difference for valuation of marketable investments fixed yield		(15,870.2)	91,063.8
		December 2006	June 2006
Restitution provisions not deducted in former years		(17,032.4)	(11,485.6)
Not levied revenue, share sale and non levied interest		(26,577.8)	-
Ordinary revenue estimated to be compensated		(26,908.8)	162,961.8

Compensation fiscal losses		(26,908.8)	162,961.8
Applicable presumptive income	$	64,860.8	$ 64,526.6
Taxable base	$	64,860.8	$ 64,526.6
Income tax (35%)		22,701.3	22,584.3
Surcharge Law 788 / 02 (10%)		2,270.1	2,258.4
Total Income tax estimated year		24,971.4	24,842.7
Income tax required as of December		12,550.0	12,421.4
Provision excess or (defect)		(4.0)	97.1
Total income tax expense	$	12,546.0	$ 12,518.5

Tax return for 2004 and 2005 are available for the review of DIAN (Departamento de Impuestos y Aduanas Nacionales – National Customs and Tax Department).

As of December 31st, 2006, the Corporation shows a fiscal loss adjusted for inflation, pending to be amortised for an amount of $170,047.7 and an excess presumptive income over ordinary income of $165,899.1. Fiscal regulations state that fiscal losses recorded up to 2002 may be amortised with the income obtained during the five (5) years following their occurrence from 2003 may be compensated within the following eight (8) years limited annually to 25%, and presumptive revenue excesses may be amortised in 5 years.

Fiscal Memorandum Accounts

The following is the detail of the fiscal monetary correction account:

Fiscal revenue from fixed assets adjustment	$	452.9	$	844.5
Fiscal revenue from stock investment adjustment		27,791.3		54,167.0
Fiscal revenue for adjustment to goods received in payment		1,344.6		3,108.4
Fiscal revenue from adjustment to other assets		709.3		1,249.5
Adjustment to book equity to fiscal equity		(30,224.9)		(46,772.1)
Revenue for fiscal monetary correction	$	73.2	$	12,597.3

As of December 31st, 2006 the book equity differs from the fiscal equity as follows:

Book equity	$	1,552,251.4
Plus (minus) items that increase (decrease) fiscal equity for fiscal effects:		
Fiscal adjustments of fixed assets		34,533.2
Fiscal adjustments goods received in payment		19,396.6
Disencumbered goods received in payment		6,362.5
Receivables General Provision		473.9
Greater fiscal value of other assets		2,857.0
Greater fiscal value of deferred charges		2,786.9
Other accounts payable provision		914.0
Goods received in payment provision		4,914.5
Provision other assets		10,995.7
Credits deferred in sale of assets		1,334.6

Other credits deferred investment valuation		99.8
Estimated Liabilities and provisions		3,421.2
Valorisations of property and equipment		(17,689.7)
Valorisations of fiduciary/trust rights		(3.138.1)
Estimated fiscal equity	$	1.619.513.3

(31) Assets Weighted by Risk Level – Technical Equity

In conformity with Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency weighted by risk level. Individual compliance with the aforementioned is monthly and semi-annually verified on a consolidated basis with its subsidiaries and affiliates.

Risk asset rating in each category is made applying percentages determined by the Office of the Superintendent of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of December 31st and June 30th 2006 the ratio achieved by the Corporation was of twenty four point thirty two per cent (24.32%) and twenty eight point forty per cent (28.40%), respectively.

(32) Asset and Liability Management

The study on the Corporation's exposure levels is presented according to resolution 001 of January 2nd 1996 and External Circular Letter 024 of March 1996 issued by the Office of the Superintendent of Finance, that define the criteria and procedures whereby credit establishments have to identify, measure, assess, and control their exposure to liquidity, interest rate, and exchange rate risks.

The main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to twelve (12) months is as follows:

		December 2006	June 2006
Available	$	156,202	$ 57,967
Inter-bank funds		177,850	264,852
Negotiable investments		818,226	492,083
Non negotiable Investments		261,971	335,061
Commercial Loan portfolio		3,124	4,963
Accounts Receivable		12,892	15,169
Asset Acceptances		29,579	10,697
Other Assets		10,367	6,852
Debtor Contingents		-	-
Total Asset Position	$	$ 1,470,211	$ 1,187,644
Cdt's		494,831	396,909
Savings Deposits		131,733	100,850
Other		4,335	6,103
Inter-bank funds		555,831	664,014
Liability Acceptances		-	1,467
Bank loans		2,766	40,323
Accounts Payable		57,022	53,683

	December	June

		2006	2006
Other Liabilities		2,192	2,573
Estimated Liabilities and Prov.		23,243	13,033
Total Liability Positions	$	$ 1,271,953	$ 1,278,955

The Corporation in accordance with in force provisions, calculates the market risk based on the standard model established by the Superintendence of Finance in external circular letter 031 of 2004 (Chapter XXI Accounting and Finance Basic Circular Letter). The results of this methodology as of December 2006 appear in the following chart:

Risk factors				
1- DTF	$	291	$	-589
2- Repos. Rate		-256		-170
3- Inter-bank rate		-11		-11
4- Actual rate		1,621		1,446
5- Libor		-		-119
7- Money Market USD		1,057		-97
8- TES Rate		8,356		18,690
9- UVR		8,186		9,837
10- TRM		-575		-834
11- Euro		8		-
12- Yen		163		1
13- IBC		107,014		121,303
14- FCO		4,702		4,578
15- DJIA		-		-
See Co-related	$	91,029	$	100,215

(33) Corporate Governance (Not audited)

Corporación Financiera Colombiana S.A maintaining its policy of permanently having updated good corporate governance norms, and in application of Resolution 275 of 2001 issued by the Superintendence of Finance, has incorporated principles that rule the entity's good corporate governance and as the protection of the rights of shareholders and investors.

Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors also approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice President is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The risk department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, funds placement, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all the dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its shareholders; it therefore is within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MANAGEMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMITS ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operational and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

LIMITS MEASUREMENT AND CONTROL: Position values must be permanently revised against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition compared to limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods that were mentioned

and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice President is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice President is in charge of the Treasury Risk Management SARC and Operational, and the Credit Risk Management; it has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

Human Resource: The Corporation has highly-qualified, extensively-experienced professional personnel. Likewise, personnel are trained to develop new skills and extend their knowledge in the different activities undertaken in the Corporation.

Verification of Transactions: The Corporation has transactional systems that, on a daily basis, record all asset and liability transactions guaranteeing the timeliness and accuracy of the accounting information to avoid errors that might alter its results.

In like manner, the Corporation has mechanisms in treasury transactions to verify the negotiations conducted such as recording of telephone calls and written communications confirming transactions. For this reason the Corporation has security mechanisms that allow verifying, when applicable, agreed conditions and demonstrating that transactions carried out are adequate.

On the other hand, high-security-level systems exist to receive and transfer funds with the purpose of complying with the transactions such as "Sebra" of Banco de la República (Central Bank), Cenit, ACH, Swift, and Deceval.

Auditing: The Corporation's Fiscal Auditor and Comptroller have been constantly informed about the transactions carried out by the Corporation during the second semester of 2006, and in their visits and verifications they have made their recommendations, that have been discussed with the management and applied when applicable.

(34) Risk Disclosure

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the institution.

1. Pesos Portfolio Position

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the

same aspects above mentioned and the corresponding issuer limits.

Limits to Available for Sale Investments Portfolio: The nominal value of the position in public debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to Investments Held to Maturity: The nominal value of the position in public debt securities is limited bearing in mind maturity and the contractual, financial, and operating capacity of the Corporation.

2. Dollar Portfolio Position

Limits to Negotiable Investments Portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to Foreign-currency position: The value of the Dollars position (short or long) is limited both in the "intraday" and in the "next day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as French Franc, Sterling Pound, and EURO, are limited taking into consideration the very aforementioned aspects.

3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor Treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR limit for Treasury transactions that allows estimating under normal conditions the risk assumed in the exchange and fixed-yield markets where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a stress with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 is modelled to the current TES positions.

II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, in accordance with External Circular Letter 042 of September 27th 2001, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity

profile of the Corporation in the current and subsequent weeks.

On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators. They are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. As a function of these statuses, the Board of Directors defines the contingency plans to be followed.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According to the result of the study conducted by this area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a one (1) year term to carry out transactions with such client.

Limits are approved for one (1) year terms and semi-annual reviews. Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under a "Scoring" methodology in the Treasury Risk Management.

1. Counterparty Risk Categories

Counterparty risk categories are standardized into four levels that allow updating day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest.

Category 1

Inter-bank short term loans, repos and/or investment in securities.

Category 2

Credit exposure in derivative fixed yield and foreign currency products.

Examples: Foreign currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the corresponding instance is defined in accordance with the Future Potential Exposure that stipulates the factors applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
Greater than 6 months	10.8%	21.2%

Use of the limit approved is also calculated based on the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

As fixed rate derivative it shall be understood the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For the rate of exchange derivatives the above table shall be also used, independent from the foreign currency.

Category 3

Spot risk

Examples: Purchase – sale securities, foreign currency free delivery.

Over night risk.

Category 4

Category DVP or compensated

"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors also approves policies, strategies and acting rules the entity

shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Vice Presidency of Risk: The Vice President of Risk reports to the Presidency and its main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. Control compliance with portfolio, issuer and counterparty limits established by the board of directors and follow-up of financial institutions. Submit semi-annually to the Board of Directors the limits of the financial sector for review and approval of assigned limits.

Treasury Risk Manager: The Treasury Risk Manager reports to the Vice Presidency of Risk and its main functions are risk measurement, verification of the compliance with established policies and limits, and preparation of risk analysis. This area is also in charge of the preparation of reports on the compliance with policies and limits, and the levels of exposition to the different risks.

There is one risk executive specialised in the different treasury risks, (market, credit and liquidity), who reports to the Treasury Risk Manager. It is worth to mention that the legal risk is covered by the Vice President of Legal and, given the importance of the management of this kind of risks, an independent manager office was created.

MEASUREMENT:

During 2006 the Treasury Office of Corporación Financiera Colombiana S.A. generated net income before operational expenses and provisions for the sum of $26,043.0. The ratio income/risk taking the average VeR of 2006 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income adjusted to the risk profile approved by the Board of Directors.

The regulatory VeR closed in $91.029 Million and the VeR for risk factors is as follows:

Risk Factor	VeR
DTF	291
Repos Rate	(256)
Interbank Rate	(11)
Actual Rate	1,621
Libor	(0)
Consumer Credit Rate	-
Money Market USD	1,057
TES Rate	8,356
UVR	8,186
TRM	(575)
EURO	8
YEN	163
IBC	107,014
FCO	4,702
DJIA	-

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments – sales commitments.

1. **Pesos Portfolio Position**

Marketable Investment Portfolio: The position at the closing of December 31st, 2006 was of $443.228 Million

Investment Portfolio available for sale: At the closing of December 31st, 2006, this position is of $261.734.

Investment Portfolio to expiry date: As of December 31st, 2006 the position was of $75.095 Million.

2 2. Position Dollar Portfolio

Marketable Investments Portfolio: As of December 31st, 2006 the position is $83.138 Million.

Foreign Currency Position: As of December 31st, 2006 the risk position in TRM (Tasa Representativa del Mercado – Market Representative Rate) is equivalent to US$ -9,890,896.

3 3. Loss Limits

Daily P&L: PyL 30 days at the closing of December 2006 presents a profit excluding operational expenses of approximately $42.0 .

VeR (value at risk): Total VeR including the Pesos and Dollars desk positions at the closing of December 2006 is equivalent to approximately $ -1,911.0 confronted with the limit established by the Board of Directors of $ -7,101 .0.

MAT (management action trigger): At the closing of December 2006 the MAT amounts $-2,152 .0, approximately confronted with the limit determined by the Board of Directors of $-7,101 .0.

Sensitivity Analysis (stress test):

Maximum, Minimum and Average Values.

Treasury portfolio during 2006 behaved as follows:

	MAXIMUM	MINIMUM	AVERAGE
Marketable Inv (1304+1331)	705,638	338,653	487,286
Inv to maintain to maturity (1308+1333)	146,162	74,977	93,192
Inv Available for sale (1313+1335)	325,584	189,770	281,552
FWD purchase of Securities	2,682	-570	608
FWD Sale of Securities	2,031	-5,672	-873
FWD Purchase of USD	70,654	-41,478	5,886
FWD Sale of USD	99,468	-63,936	16,470

II. Liquidity Risk

At the closing of 2006, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 MM surplus presented by the end of the year an amount of $729,530.0.

III. Credit Risk

During 2006, treasury counterparty limits were assigned according to the aforementioned methodology and approved by the corresponding instancies.

CONTROL:

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area directly in charge of the negotiation, relationship with clients and commercial aspects of treasury.

Middle Office: Area in charge, among others, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations/transactions.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to the market, credit, and

liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(35) Legal Controls

As of December 31st and June 30th 2006 the Corporation complied with each and every one of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies.

(36) Asset Laundering Risk

The SIPLA of the Corporation (System for Prevention of Asset Laundering) for its Spanish initials is based on laundry risk evaluation for products, objective markets and operations of all the dependencies of the entity.

The Board of Directors, taking into account that the asset laundering risk is an economic loss possibility or harm to the good name of the Corporation should it be used for canalising resources from or for punishable/offence activities, has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business.

To this effect, the Plan prepared by the Compliance Officer is approved annually based on risk evaluation. The analysis is supported in matrixes used for determining the factors and asset laundry risk generating situations and to identify the businesses, dependencies and offices of greater exposure in order to fortify controls.

In fact, prior to the preparation of the Annual Compliance Plan, the analysis that allows an orientation of priorities is prepared to include in the same item, the vulnerability level of businesses and laundry risk. Thus, for each type of operation, risk is analysed in detail, under the expert panel methodology, together with the persons that are in charge of the carrying out of operations. These matrixes are updated annually or whenever a change in the product, in the market or in the environment itself, makes it worth an updating.

The Board of Directors and the Presidency supervise controls to avoid these risks, through the reports submitted by the Compliance Officer. The Auditor Office and the Statutory Auditor Office evaluate if internal controls established are efficient to

prevent the risk.

(37) Subsequent Events

On March 8th 2007 at the request of the Superintendence of Finance of Colombia, the Corporation rated in risk category "E" uncollectible, the investment of Lloreda S.A. that was rated as category "C", therefore the existing provisions were re-rated and the sum of $28,763.0 from the general investments provision was used that amounted $29,768.0.

4.3. READING OF THE REPORTS ABOUT THE DECEMBER 31st, 2006 BALANCE AND PROFIT AND LOSS STATEMENT SUBMITTED BY THE STATUTORY AUDITOR.

Mr. Oscar Dario Morales Rivera, CFC's Statutory Auditor read the reports submitted by the Statutory Auditor on CFC's Consolidated Financial Statements and Profit and Loss Statements:

Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30th, 2006 and the related statements of results, changes in the equity of the shareholders and cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by Superintendencia Financiera de Colombia (Colombian Superintendence of Finance). One of my assigned functions is to render an opinion on these financial statements based upon my audits thereof.

I obtained the information necessary to comply with my functions and to carry out my work according to with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance about whether the financial statements are free of significant misstatements. Audit of financial statements includes an examination on a test basis, the evidence that supports the amounts and disclosures of the financial statements. An audit also includes the assessing of the accounting practices used and the accounting significant estimates made by Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the financial statements aforementioned, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30th, 2006, the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by Superintendencia Financiera (Superintendence of Finance), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st and June 30th, 2006, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management are adjusted to the By-laws and the decisions of the Shareholders Assembly and the Board of Directors; the correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Administración de Riesgos de Mercado – SARM (Market Risks Management) payments were made, in all material aspects, according to the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and the contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports

addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card N° 3822-T

January 25th, 2007.

4.4. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

The President asked the Secretary to read the annex containing the information required by article 446 of the Commerce Code, paragraph 3.

Pursuant to provisions of Article 446, paragraph 3, of the Commerce Code, CFC's Board of Directors and President, advised the shareholders that during the period ending on June 30th, 2006, the following expenditures were made:

EXPENDITURES	Amount in thousands of pesos
Directives salaries	$ 1.544.402,00
Bonuses to directors	$ 167.112,00
Board of Directors fees	$ 51.105,00
Independent Consultant fees	$ 796.492,00
Travel expenses	$ 480.717,00
Donations	$ 6.923,00
Publicity and advertisement	$ 1.660.277,00
Public relations	$ 92.615,00
Transportation	$ 320.681,00
Deposits made by Corficolombiana abroad	US$81.278.915
	US$181.966.422,00
Loans in foreign currency	US$3.783.571
	US$8.470.621,0

INVESTMENTS

SECTOR	Book value
GAS	521,003
FINANCIAL	233,162
CONCESSIONS	208,115
POWER	194,775
AGRO	113,606
HOTELS	111,517
CONSUMER	49,161
MINING	43,102
HYDROCARBONS	36,525
REAL ESTATE	33,472
INDUSTRY	31,917
WOOD	19,662
TECHNOLOGY	4,502
Total	1,600,517

Numbers in thousands of pesos

CAPITAL	# Shares	Value in Col. Pesos
Authorized Capital	160.000.000	$ 1.600.000.000,00
Capital to be Subscribed	6.002.766	$ 60.027.660,00
Subscribed and paid in capital	153.997.234	$ 1.539.972.340,00

4.5. READING OF THE INFORMATION REQUIRED BY CIRCULAR LETTER No. 007, 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007 of 1996 issued by the former Bank Superintendency (presently, Financial Superintendency), and considering the functions of the Audit Committee, the Secretary read the main activities carried out by this committee for the July - December 2006 period:

"BOARD OF DIRECTORS REPORT ON THE AUDIT COMMITTEE´S WORK

Bogotá D.C., January 31st, 2007

To the Shareholders
Corporación Financiera Colombiana S.A.
Bogotá.

Pursuant to Circular Letter 052 of 1998 issued by the Colombian Financial Superintendency, the Board of Directors is submitting the report of activities carried out by the Audit Committee, for the second semester of 2006.

1. On its July 26th, 2006 meeting, the Board of Directors appointed the following members in the Audit Committee, as consigned on minute No. 1575:

- Gerardo Silva Castro
- Jorge Iván Villegas Montoya
- Alvaro Jesús Velásquez Cock.

2. The Audit Committee, as a supportive body for the Board of Directors in implementing and supervising CFC´s internal control, held a meeting on August 9th and December 13th, 2006, where the following topics, among others, were analyzed, in order to evaluate CFC´s internal control structure:

a) Analysis of the financial statements and Statutory Auditor´s opinion on the financial statements as of June 2006.
b) Accounts receivable report as of March 2006.
c) Accounts receivable report as of November 2006.

d) The Committee supervised the appropriate implementation of the norms related to the Integral System for Asset Laundry Prevention, assuring that the necessary controls are in place in order to prevent CFC from being used as an instrument to carry out illegal activities.
e) Supervised the Controlling functions and activities in the following aspects:

  - Follow-up on risk-based annual Audit planning.
  - Audit evaluation reports to the different areas, products and affiliates of the corporation.
  - Follow-up carried out by audit based on responses given by different managers of the evaluated areas.
  - Planning-based follow-up and control statistics.

f) Review of the communications sent by Bank Superintendency with the corresponding responses and follow-up on improvements.
g) Reviewed the reports submitted by the Compliance Official to the Board of Directors, in order to verify completeness of the same with respect to the necessary controls to prevent CFC from being used as an instrument to make illegal activities, particularly asset laundry.
h) Review of the reports sent by the Fiscal Auditor along with the corresponding responses and follow-up on improvements.
i) At the meeting held on December 13th, 2006, CFC's President submitted a report to the Audit Committee with respect to CFC's disclosure and information control system, stating that no internal control deficiencies have occurred that could have prevented CFC from registering, processing, summarizing and properly submitting the financial information, and that no fraud has occurred that may have affected CFC's financial information quality.

As a result the following can be observed:

- Structure, environment and control activities in agreement with CFC's objectives that provide appropriate safety for risk management.
- Independent Internal Audit activities related to the activities audited meet CFC's control needs.
- Follow-up on the reports issued by different control entities: Financial Superintendency, Fiscal Audit and Internal Audit.
- Reliability of the financial information, compliance with applicable laws and regulations.
- Compliance with the necessary and sufficient controls to prevent CFC from being used as an instrument to carry out illegal operations.
- Sufficient documentation on the Committee's activities, evaluations and recommendations.

Sincerely,

BOARD OF DIRECTORS"

4.6. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED BALANCES AS OF DECEMBER 31st, 2006 AND THEIR RELATED STATEMENT OF RESULTS.

Before submitting the financial statements to the consideration of the Shareholders, the Secretary informed that through Official Letter No.2007008510-007-000 dated March 15th, 2007, signed by Mr. Rodolfo Bustos, Financial Intermediaries Institutional Supervision Director, the Financial Superintendency considers that CFC financial statements may be submitted to the consideration of the General Assembly Meeting of Common Shareholders and authorizes its publication.

The President of the Assembly Meeting, Mr. Ospina, asked the Shareholders whether they approved the Financial Statements submitted to their consideration. He reminded CFC´s managers and employees that pursuant to article 185 of the Commerce Code, they may not vote the end of period balances and accounts.

The following proposition was approved by the Assembly Meeting

PROPOSITION No. 2

The Shareholders General Assembly Meeting of Corporación Financiera Colombiana S.A.

RESOLVES:

To approve the Individual and Consolidated Balances as of December 31st, 2006 and their related Statement of Results, as well as the Management Report and the Statutory Auditor reports.

The previous proposition was approved by the favorable vote of all the attending shareholders.

5. PROFIT DISTRIBUTION

The president of the assembly requested the secretary to read the profit distribution project proposed by CFC management.

The Secretary advised the assembly that the profit distribution project was previously remitted by the management to the Financial Superintendency as required by the law for its review and comments. As a result the reserve amount had to be modified according to decree 2336 of 1885. And the management also suggested a modification on the date to pay the dividends in shares from April 2th to April 30th.

The Secretary read the following project:

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JULY – DECEMBER 2006

Profit before tax		$ 570.823.863.326,83
Less: tax provisions		$ 12.546.000.000,00
Profit after tax		$ 558.277.863.326,83
To release reserve for future distributions (Taxable) :		$ 69.672.413.974,91
To release reserves for investment valuation (non taxable Promigas) :		$ 19.946.472.878,67
Profit at the disposal of the Assembly :		**$ 647.896.750.180,41**
Reserve on investment valuation Dec 2336 /95	$ 273.309.371.359,00	
Reserve for future distributions	$ 189.577.153.652,54	
Dividend to be distributed in shares, at a par value of $10.00, for a value of $746.77 per share, over 144.209.142 common shares and $746.77 per share, over 9.788.092 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. This dividend shall be paid in shares, at 1 common share per 13,497837590 common shares and 1 non-voting preferred dividend share per 13,497837590 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. Shares shall be paid on April 30, 2007 who holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 11.409.030 new shares shall be issued, 10.683.870 common shares and 725.160 non-voting preferred dividend shares. The unit value of the shares to be submitted shall be the intrinsic value of the shares as of December 31, 2006, that is $10.079.74, of which $10.00 shall be accounted for in the equity account and $10.069.74 shall be accounted for in the legal reserve account for premium in placing of shares	$ 115.000.002.647,79	
Dividend in cash of $454.62 per share over 144.209.142 common shares and 9.788.092 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. This dividend shall be paid in six monthly allotments of $75.77 each, within the first five days of each month, from April 1, 2007.	$ 70.010.222.521.08	
EQUAL AMOUNTS	$ 647.896.750.180,41	$ 647.896.750.180,41
In case of any fraction of share upon paying the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share submitted as a result of this profit distribution shall not be liable to any payment of dividend in cash over the profits of the July-December 2006 period. The payment of dividend in shares requires the issuance of 11.409.030 new shares. For this purpose an increase of the authorized capital by the Shareholders' General Assembly shall be proposed.		

The attendants are advised that pursuant to article 33, Law 222, 1995 included on article 455 of the Commerce Code, in order to protect minority shareholders who want to either receive shares derived from the approved distribution, or cash, they are required to notify on their election to CFC no later than April 27, 2007, and taking into account that upon requesting the payment, any dividend received in this manner is taxable.

The President asked the shareholders whether they approved the previous profit distribution project. Then two shareholders requested a more concrete explanation before proceeding to the approval, on the reason for not notifying the market on the profit distribution project change through relevant information; the Secretary said that in the first place, the modification of the value of the future distribution reserves was required by the Financial Superintendency, and the communication by the Superintendency to submit to the disposal of the shareholders the balances and that requires an increase of the above mentioned reserve was received at 3.23 p.m.; second, the changing of the date of the initial proposal was done to provide the minority shareholders who want to receive the decreed dividend in cash, sufficient time to for communicating their election to CFC.

Again, the President asked the shareholders whether they approved the above profit distribution project, and the assembly unanimously approved such profit distribution project.

The President advised the shareholders that on occasion of the approved dividend distribution in shares, it was necessary to make an authorized capital increase. Taking into account that the reserve shares are insufficient, requested the secretary to read the proposed text.

The Secretary read the following text:

CAPITAL INCREASE – BY-LAW REFORM PROJECT

ARTICLE 6°. CAPITAL. CFC´s authorized capital is one thousand seven hundred fifteen million Colombian pesos (CPS1.715.000.000.00) divided into one hundred seventy one million five hundred thousand (171.500.000) shares with a par value of ten Colombian pesos each (CPS.10.00). PARAGRAPH 1.- The authorized capital shall be divided into Common Shares and Non-Voting Preferred Dividend Shares. PARAGRAPH 2.- The shares may physically circulate or be dematerialized as provided by the Shareholders General Assembly. Upon their dematerialization, as authorized by the General Assembly, the shareholders shall renounce to request the materialization of the same. PARAGRAPH 3.- Any modification of the authorized capital may be carried out through a by-laws reform approved by the shareholders assembly, and the notice to the meeting shall explicitly include this issue in the order of the day, under penalty of inefficacy. In this case, the President shall make a report on the reasons supporting the proposal, which shall be at the disposal of all the shareholders during the term of the notice of the meeting.

ARTICLE 7°. CFC´s subscribed and paid in capital is CPS1.539.972.340,00 accounting for 144.209.142 common nominative shares and 9.788.092 non-voting preferred dividend shares, all with a par value of ten Colombian pesos (CPS.10) each. Any unsubscribed share upon granting this instrument and the shares related to future authorized capital increases shall remain in reserve at the disposal of the Board of Director for future placement pursuant to the regulations established by the Board of Director, which shall provide that the payment of each subscription shall be made in the form and under the terms provided by the law and shall be approved by the Financial Superintendency in order to proceed to the placement of such shares.

The President submitted to the consideration of the assembly the previous text that modifies articles 6 and 7 of the by-laws, and that was unanimously approved by the attendants and authorized by the legal representative to protocolize the reform with the unanimous vote of the attendants.

6. APPOINTMENT OF THE BOARD OF DIRECTORS FOR THE MARCH 2007 – MARCH 2008 PERIOD

The President requested the secretary to advise about the lists that had been recorded at CFC secretarty´s office in order to make up CFC´s board of directors for the 2007-2008 period, and

encourages the attendants to submit a response. He stated that pursuant to Law 964 of 2005 the only list submitted includes two lines with independent members required by the law.

The Secretary read the only list recorded:

PRINCIPALS	ALTERNATES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
HERNANDO JOSÉ GOMEZ RESTREPO**	SANTIAGO MADRIÑAN DE LA TORRE**
RICARDO OBREGON TRUJILLO**	RODRIGO LLORENTE MARTINEZ**

* Non independent
** Independent

The President submitted to the consideration of the assembly the previous list, which was unanimously approved by the attendants.

7. APPOINTMENT OF THE FISCAL AUDITOR FOR THE 2007-2008 PERIOD

The President said to the attendants that the CFC management requested two (2) proposals on Fiscal Audit outsourcing services to the firms: (i) KPMG Ltda, and (ii) Deloitte Colombia Ltda.

The following is a summary of the proposals received:

DELOITTE		KPMG
OFFICIAL	HOURS	OFFICIAL AND TOTAL DEDICATED HOURS
1 Associate	145	
1 Manager	265	
1 Senior	750	
2 Audit Staff	1 500	Public accountants
4 Computers Specialists	420	Systems Engineers
4 Legal and tax specialists	250	Lawyers
4 Risk, treasury and derivatives specialists.	340	Risk management professionals
	3.670	3.670

Monthly fees	CPS 14.250.000,00	CPS16.250.000,00
Others	280.000,00	
Total fees and others	174.360.000,00	195.000.000,00
IVA	27.897.600,00	31.200.000,00
TOTAL YEAR	$202.257.600,00	$226.200.000,00
TOTAL MONTH	$ 16.854.800,00	$18.850.000,00

The Shareholders General Assembly unanimously decided to appoint the firm Deloitte Colombia Ltda. as CFC's Statutory Auditor for the March 2007 -March 2008 period, with a common annual remuneration of CPS.202.257.600,00, including the corresponding IVA, which shall be paid on a monthly basis in 12 installments of CPS. 16.854.800,00, IVA included.

Under the terms of the basic Legal Circular Letter, the following detail is given:

The number of estimated total hours is 3,670, that include participation at the Audit Committees and at the Board of Directors meetings that will be attended when deemed convenient or as invited by the Directors and/or the Management, and distributed as follows:

Category	Number of hours	Number of individuals
Audit Associate	145	1
Audit Manager	265	1
Audit Senior	750	1
Audit Staff	1.500	2
Tax and Legal Specialists	250	4
Treasury risks and derivative specialists	340	4
Computers specialists	420	4

Total	**3.670**	
	=====	

The time assigned to the Associate and the Audit Manager includes participation at board of directors and committees meetings where the attendance of the Statutory Auditor is required, and such time equals 100 hours.

The people assigned in this project to make the Audit are Public Accountants and shall be supported by experts from other areas such as lawyers, computer engineers and economists; in addition, they shall count on the advice, if necessary, of other associates in the Firm or worldwide experts.

All the expenses incurred by the Fiscal Audit to carry out its functions, and related to travel expenses, transportation, stationery, tools, mail, fax, phone and telex among others shall be assumed by CFC, and are estimated in CPS.280.000,00 monthly.

CFC shall have available work stations in its main offices in Bogota, Medellín, Cali, Barranquilla and Bucaramanga, provided with the following elements:

- Work stations: one per city
- Small kitchen (*)
- Restrooms (*)
- Desks
- Computer
- Printer
- Telephone
- Calculator
- E-mail
- Fax (*)
- Photocopier (*) and other necessary tools to carry out their job.

(*) These items are shared with CFC´s officials that work at each office.

CFC shall not provide any official from his own payroll to work under the direction of the Fiscal Auditor.

8. APPOINTMENT OF THE CUSTOMER DEFENSE OFFICIAL

The President requested the secretary to inform on this issue of the order of the day. The Secretary read the service proposal submitted by the CFC current defense official, Mr. Dario Laguado Monsalve, who has been performing this activity since 2005 satisfactorily.

The firm LAGUADO GIRALDO LTDA proposes Mr. Dario Laguado Monsalve as main defense official and Mrs. Rosa Lucia Giraldo as substitute official, with a fee of CPS.500.000 monthly plus IVA. This proposal includes the solution of up to 5 claims and the amount of CPS. 120.000 per any additional claim, with a Consumer Price Index based annual increase, and a 2 year agreement term.

Also, and given that for the performance of the Customer Defense Office, pursuant to provisions of article 98 of the Financial System Organic By-law, it should be stated that CFC shall make the appropriations to supply the necessary human and technical resources to carry out the functions of the Customer Defense Official and taking into account that the supply of both human resources, technical equipment and input shall be in charge of the firm Laguado Giraldo Ltda., a fixed monthly appropriation of CPS. 500.000 is submitted to the consideration of the Shareholders to supply human and technical resources and input, and this amount covers the solution of up to five (5) monthly claims, and an additional amount of CPS. 120.000 per additional claim.

The President submitted to the consideration of the assembly the previous proposal, which was unanimously approved by the attendants.

9. DESMATERIALIZATION OF SHARES

The President requested the Secretary to advise the Assembly on this issue. The Secretary read a brief presentation on the dematerialization of shares, the benefits for both the issuer and the shareholders and the procedure to be followed; on the other hand, it advised that holding part of the physical issuance and part of the dematerialization is creating an operational problem between Bolsa de Valores and Deceval. Upon reading the explanations, Mr. Ospina submitted to the consideration of the assembly the authorization to dematerialize CFC´s shares as of March 26th, 2007.

The Assembly unanimously approved the dematerialization of shares under the terms submitted and authorizes the Legal Representative to carry out all the necessary proceedings to legalize such decision.

10. PROPOSITIONS AND MISCELLANEOUS

The President requested the secretary to advise whether any other proposal was presented by the attendants.

The Secretary advised that no other proposals were presented by the attendants, but CFC´s management wishes to report the donations made by the company as of December 2006, to be ratified by the Assembly.

The Secretary reported that the donations consisted on computer equipment to Educar for CPS. 737.688 and to Father Ocampo´s Fundación El Cottolengo for CPS.1.185.000, for a total amount of CPS.6.922.688. The Assembly unanimously ratified the donations made as of December 31st, 2006.

As there was no other topic brought about at this point and no other subject to be treated, at 5:20 p.m. the meeting was adjourned.

PEDRO NEL OSPINA SANTA MARÍA
President

FERNÁN BEJARANO ARÍAS
Secretary

MINUTE APPROVING COMMISSION

NESTOR PUPO BALLESTAS

DIANA CAMARGO CARRASCAL

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Informe de Gestión y Estados Financieros
Segundo Semestre 2006

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Vacancia	Vacancia
Ricardo Obregón Trujillo (Invitado)	Rodrigo Llorente Martínez (Invitado)

Revisoría Fiscal

Oscar Darío Morales Rivera
Deloitte & Touche Ltda.

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Principales Ejecutivos de la Corporación
Al 31 de Diciembre de 2006

Pedro Nel Ospina Santa María
Presidente

Fernán Ignacio Bejarano Arias
Vicepresidente Jurídico-Secretario General

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Alonso Angel Lozano
Vicepresidente Tesorería

Felipe Ayerbe Gómez
Vicepresidente Inversiones

Rodolfo Humberto Arenas Eslava
Vicepresidente Banca de Inversión

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Amalia Correa Young
Vicepresidente Sistemas y Operaciones

Martha Patricia Fandiño Arce
Vicepresidente Normalización de Activos

Francisco José Lozano Gamba
Vicepresidente Portafolios de Inversión

Gustavo Antonio Ramírez Galindo
Vicepresidente Ejecutivo Banca de Inversión

Ana Catalina Villa Doutreligne
Vicepresidente Director Banca de Inversión

Contenido

INFORME A LA ASAMBLEA DE ACCIONISTAS

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2006. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la Entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2006-2007

Entorno Macroeconómico

El año 2006 fue muy positivo en materia económica para el país. El crecimiento económico sobrepasó las expectativas de los analistas, quienes a finales de 2005 pronosticaban que el crecimiento de la economía iba a ser cercano al 5%. Sin embargo, todos los indicadores adelantados de actividad económica señalan que la economía colombiana creció por encima del 6% en términos anuales durante 2006. Según las cifras de Cuentas Nacionales publicadas por el DANE, disponibles al tercer trimestre de 2006, la economía creció, en términos acumulados, 6.42% durante el período enero - septiembre.

Por el lado de la oferta sorprendió de forma particular el comportamiento dinámico que mantuvo la construcción a lo largo de los tres primeros trimestres de 2006. Mientras que en 2005 el sector de la construcción creció 12.1%, al tercer trimestre de 2006 el sector había crecido 17.6%. Por otro lado, el comercio, el transporte y la industria también mostraron tasas de crecimiento notables, al crecer 9.8%, 9.2% y 9.1% respectivamente. El caso de la industria es el más importante ya que ésta viene de crecer tan sólo 3.9% en 2005. La reactivación de este sector es fruto de la mayor confianza que presentan actualmente los industriales. En cuanto al sector de los establecimientos financieros, durante el segundo trimestre de 2006 las utilidades se vieron afectadas significativamente por la crisis que afrontaron los mercados emergentes. Si bien hubo una importante recuperación en el tercer trimestre, el crecimiento acumulado se ubica en 0.6%, muy inferior al crecimiento observado durante 2005 (3.6%) (Gráfico 1).

Gráfico 1
PIB grandes ramas 2005 y 2006
(Variación anual %)


2006*
2005
PIB
6.4%
Servicios Sociales
2.0%
Establecimientos Financieros
0.6%
Transporte
9.2%
Comercio
9.8%
Construcción
17.6%
Industria
9.1%
Electricidad
2.4%
Minas y canteras
0.6%
Agropecuario
2.2%
0,0
5,0
10,0
15,0
20,0

* Crecimiento acumulado al tercer trimestre.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda, la formación bruta de capital continúa como el principal motor de la economía colombiana, con una tasa de crecimiento al tercer trimestre de 2006 superior al 28%. Este aspecto garantiza en buena medida la sostenibilidad del actual proceso de expansión económica. El consumo final (hogares y gobierno) también ha mostrado una excelente dinámica en los últimos años. Mientras que en 2005 el consumo de los hogares creció 4.7%, al tercer trimestre de 2006 había alcanzado una tasa de crecimiento superior al 5.7%, lo que en términos históricos resulta una tasa elevada (Gráfico 2).

La economía colombiana en el contexto Latinoamericano, presenta dos diferencias fundamentales: En primer lugar, según cifras del Fondo Monetario Internacional, el crecimiento en América Latina durante los últimos cuatro años se sustentó en gran medida por el elevado consumo, mientras que la contribución de la inversión al crecimiento apenas superó el punto porcentual. En Colombia, durante el período 2002-2005, la inversión y el consumo contribuyeron con cerca de 3.0 puntos de crecimiento

Gráfico 2
PIB según demanda 2005 y 2006
(Variación anual %)



2006*
2005
PIB
Importaciones
Exportaciones
Formación bruta de capital
Consumo final gobierno
Consumo final hogares
6.4%
20.7%
6.2%
28.4%
1.8%
5.7%
0
5
10
15
20
25
30

* Crecimiento acumulado al tercer trimestre.
Fuente: DANE, cálculos Corficolombiana.

Gráfico 3A
Contribución al crecimiento América Latina
(% anual)



Consumo
Inversión
Exportaciones netas
4
3
2
1
0
-1
2002-2005
2006-2007

Fuente: FMI, DANE y proyecciones Corficolombiana.

Gráfico 3B
Contribución al crecimiento Colombia
(% anual)



Consumo
Inversión
Exportaciones netas
5
4
3
2
1
0
-1
-2
2002-2005
2006-2007

Fuente: FMI, DANE y proyecciones Corficolombiana.

cada uno y se espera que para el período 2006-2007 la contribución de la inversión supere la del consumo, al acercarse a los 5.0 puntos. No obstante, existe un aspecto crítico relacionado a la falta de dinamismo colombiano en comercio exterior. El elevado ritmo de crecimiento de las importaciones, que al tercer trimestre de 2006 crecía en términos anuales al 20.6% y contrastado con el leve dinamismo de las exportaciones durante el mismo período, 6.2%, ha sido un factor de menor crecimiento que el observado en América Latina. Todavía falta un trecho largo para que el comercio exterior sea una fuente de expansión permanente y se mantiene como una fuente de inestabilidad futura (Gráfico 3A y 3B).

El reciente dinamismo de la economía ha permitido mantener la tendencia a la baja en la tasa de desempleo. Si bien el DANE recientemente realizó un cambio metodológico a la Encuesta Continua de Hogares que parecía mostrar un aumento del desempleo, este se da por el incremento de la muestra, lo importante es ver cual es la tendencia del mismo. Para hacer esto miramos la muestra histórica, el resultado es una tendencia de largo plazo positiva en los últimos años. En efecto, la tasa promedio de desempleo para las trece ciudades pasó de un máximo de 18.2% en 2001 a niveles de 13.0% en 2005 y 2006 (Gráfico 4).

En cuanto a la inflación, el comportamiento del IPC durante 2006 también fue favorable y si bien hubo algunas sorpresas negativas en la segunda mitad del año (en espe-

Gráfico 4
Tasa de desempleo para las trece ciudades
(%)


22
20
18
16
14
12
10
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06

Fuente: DANE - ECH.

cial durante agosto y septiembre), al finalizar se ubicó en el punto medio de la meta establecida por el Banco de la República (4.5%) (Gráfico 5).

Gráfico 5
Índice de precios al consumidor
(Variación anual %)


8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
(Variación anual)
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06

Fuente: DANE.

Sin embargo, como respuesta a las presiones inflacionarias observadas, el Banco de la República incrementó en el 2006 la tasa de intervención en 150 puntos básicos para llevarla a 7.5%. Adicional al ajuste realizado hasta el momento, el Banco de la República continúa advirtiendo sobre las presiones inflacionarias, en especial sobre el elevado crecimiento de la cartera de crédito de consumo y el alto porcentaje de utilización de la capacidad instalada, que según los industriales (encuestas de Fedesarrollo y la ANDI) se encuentra actualmente por encima del promedio histórico (cerca del 78%).

Mercados Locales

A pesar del incremento de 150 puntos básicos en la tasa de intervención durante el 2006, los mercados locales cerraron el año con una fuerte valorización. El comportamiento de éstos durante el año estuvo asociado al contexto externo, en especial a las expectativas frente al comportamiento de la economía estadounidense y al movimiento de tasas de interés externas. Este fenómeno se reflejó ampliamente en la crisis que afrontaron los mercados domésticos durante el segundo trimestre de 2006, hecho generalizado en todos los mercados emergentes. Durante estos meses, la aversión al riesgo de los inversionistas internacionales aumentó considerablemente y su impacto sobre los mercados emergentes fue notable.

En Colombia, el mercado accionario reflejó esta fuerte corrección en los diferentes mercados. El IGBC pasó de 11,094 puntos el 31 de marzo, a niveles cercanos a los 7,000 puntos en los últimos días de junio. Al mismo tiempo la TRM alcanzó niveles superiores a los 2,600 pesos por dólar, lo que en su momento implicó una devaluación anual superior al 12%. Finalmente, el IDP de Corficolombiana, que recoge la valorización promedio de la deuda pública, se desvalorizó notablemente: a finales de junio el IDP perdía más del 10% de su valor. Sin embargo, en la segunda mitad del año el panorama de tasas externas se clarificó y los mercados domésticos se recuperaron y lograron cerrar el año con valorizaciones respecto al 2005. En síntesis, 2006 fue un año de alta volatilidad, en el cual los mercados estuvieron más determinados por las condiciones externas que por el buen desempeño de la economía local (Gráfico 6).

En cuanto al comportamiento de la DTF, el canal de transmisión perdió fuerza y no se observó la transferencia de

Gráfico 6
Comportamiento del índice de deuda pública en 2006



250
240
230
220
210
200
234.3
Ene-06
Feb-06
Mar-06
Abr-06
May-06
Jun-06
Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06
Ene-07

Fuente: Corficolombiana.

Gráfico 7
Comportamiento DTF nominal y real durante 2006
(% E.A.)



Nominal (eje izquierdo)
Real (eje derecho)
7.0
6.8
6.6
6.4
6.2
6.0
5.8
5.6
5.4
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
Ene-06
Feb-06
Mar-06
Abr-06
May-06
Jun-06
Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06

Fuente: Banco de la República, cálculos Corficolombiana.

los incrementos en la tasa de intervención del Banco de la República a las demás tasas de la economía. Mientras que en 2005 la DTF cerró en 6.35%, en 2006 esta tasa cerró en 6.69%, con un incremento de sólo 34 puntos básicos. Este fenómeno puede ser explicado por la amplia liquidez de la economía a causa de la política monetaria expansiva del Banco de la República durante 2005 y parte de 2006 y por el aumento de la preferencia por efectivo, a raíz del impuesto a las transacciones, el cual ha reducido la liquidez dentro del sistema financiero a los niveles observados a principio de los ochenta (Gráfico 7).

El comportamiento del dólar sorprendió también a gran parte de los analistas que esperaban devaluación en 2006. El comportamiento de la cotización del dólar estuvo estrechamente correlacionado con el comportamiento de los demás activos domésticos. Al finalizar el año, el peso colombiano presentó una revaluación anual cercana al 2% al cerrar en 2,238.79 pesos por dólar.

Después de presentar una fuerte valorización a lo largo de 2005 (118%), el mercado de renta variable se caracterizó en 2006 por su volatilidad, a tal punto que el 13 de junio se suspendieron las negociaciones en la BVC debido a que el IGBC había descendido más de 10%. Esta caída fue explicada en gran medida por el incremento de la aversión al riesgo que generó la política monetaria de la Reserva Federal y el alto nivel de apalancamiento que mostraba el mercado accionario local. Sin embargo, en la segunda mitad del año el buen comportamiento que presentaron los demás mercados emergentes, al igual que la apreciación de las bolsas en Estados Unidos le dieron un impulso al mercado de renta variable local, por lo que el IGBC presentó una valorización de 17.32% en 2006.

Sector Financiero

En 2006 continuó el fuerte crecimiento de los desembolsos y de la cartera de crédito. Con cifras a noviembre, el saldo de la cartera de crédito comercial había crecido 22.4% anual y el saldo de la cartera de microcrédito lo había hecho a una tasa de 34.2% anual. Durante todo el año, el saldo de la cartera de crédito de consumo creció por encima del 40% anual y al finalizar 2006, la tasa de crecimiento se acercaba al 50%. Adicionalmente, desde el segundo trimestre de 2006 la cartera de crédito de vivienda comenzó a registrar tasas de variación positivas y al finalizar el año (noviembre) alcanzaba un crecimiento de 11.6% (descontando cartera titularizada) (Gráfico 8).

Gráfico 8
Cartera de créditos
(Variación anual %)


Comercial
Vivienda
Consumo
Microcrédito
80%
60%
40%
20%
0%
-20%
-40%
(Variación anual)
Ene-03
May-03
Sep-03
Ene-04
May-04
Sep-04
Ene-05
May-05
Sep-05
Ene-06
May-06
Sep-06

Fuente: Superintendencia Financiera.

Los indicadores de calidad de cartera se encuentran históricamente bajos. Desde comienzos de 2002, el indicador de calidad (cartera vencida sobre cartera total) ha mejorado significativamente, tendencia que se acentuó desde mediados de 2004. Durante 2006 el indicador presentó una estabilidad al ubicarse entre 2.8% y 3.0%. Sin embargo el ritmo de crecimiento de los desembolsos y de los saldos, en especial en el caso del crédito de consumo, implica un riesgo importante en el mediano plazo. Por lo tanto, es de esperar que en el mediano plazo se presente algún deterioro de la calidad de la cartera que debería moderar el actual crecimiento de los desembolsos (Gráfico 9)

En términos generales, la salud sector financiero ha mejorado sustancialmente, hecho que se refleja ampliamente en los indicadores de calidad y profundización financiera. Desde 1997 la profundización financiera en el país se había reducido considerablemente, en parte debido a la crisis que afrontó el sector a finales de la década pasada. En 2004 se alcanzó un grado de profundización financiera, medida como la proporción cartera total sobre PIB, inferior al 26%. Después de una relativa estabilidad en 2005, el año anterior la profundización financiera debe haber mejorado.

Gráfico 9
Indicador de la calidad de cartera
(Cartera vencida/cartera total)


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
(Cartera vencida/cartera total)
15.1%
2.8%
Nov-95
Nov-96
Nov-97
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06

Fuente: Superintendencia Financiera.

Perspectivas 2007

Las perspectivas económicas para 2007 son positivas. Si bien existen varios riesgos como la desaceleración de la economía global, los incrementos en las tasas de interés domésticas, los menores precios de los bienes primarios y el continuo deterioro de la cuenta corriente, en términos generales esperamos que la inercia de la economía permita registrar una tasa de crecimiento del PIB cercana al 5.0% e incluso superior.

En cuanto al sector de establecimientos financieros, esperamos que la dinámica del crecimiento de la cartera de crédito y los menores riesgos asociados a la tasa de interés, permitan que el sector recupere las tasas de crecimiento observadas en años anteriores. En otras palabras, después de un crecimiento de 1.9% estimado para 2006, el sector crecería a una tasa cercana a 4.5% en 2007, superior a la tasa registrada en 2005 (3.6%).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Patrimonio y Relación de Solvencia

El patrimonio de la Corporación a diciembre de 2006 fue de $1.552.251 millones, ubicándose en el tercer lugar

dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia y Banco de Bogotá.

La relación de solvencia a cierre del año 2006 fue de 24.32%, un 40% superior al 17.36% registrado en diciembre de 2005.

Pérdidas y Ganancias

La Corporación se ubicó en el primer lugar de utilidades del sector financiero a cierre del año 2006 registrando una utilidad neta de $672.825 millones en el año y $558.278 millones en el segundo semestre (Gráfico 10).

Gráfico 10
Utilidad neta
(Millones de pesos)



CFC
CFV
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
46,644
31,170
25,879
59,299
223,083
114,547
672,825
Dic-04
Jun-05
Dic-05*
Jun-06*
Dic-06*

* Fusionada.
Fuente: Corficolombiana.

Durante el año 2006 se destacó el aporte del negocio de inversiones al total de ingresos de la Corporación a través del rubro de dividendos y la valoración de inversiones; por su parte la tesorería y banca de inversión hicieron su aporte en menor proporción; la utilidad en venta de bienes recibidos en pago y de activos fijos fueron ingresos importantes en el resultado operacional neto, que a diciembre 31 fue de $655.656 millones, valor que supera en 250% al resultado obtenido a diciembre de 2005 (Gráfico 11).

Gráfico 11
Resultado operacional neto
(Millones de pesos)



CFC
CFV
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
44,442
35,963
24,600
71,011
186,693
107,382
655,656
Dic-04
Jun-05
Dic-05*
Jun-06*
Dic-06*

* Fusionada.
Fuente: Corficolombiana.

En el negocio de inversiones se destaca el efecto que tuvo el cambio de bursatilidad de la acción de Promigas de media a baja. Según el capítulo I de la Circular 100 de 1995 de la Superintendencia Bancaria, que se refiere a la Clasificación, valoración y contabilización de inversiones disponibles para la venta, cuando una inversión pasa de alta o media a baja bursatilidad, se debe realizar contra un ingreso por valoración la ganancia o pérdida acumulada no realizada, Para el caso de la Corporación, este cambio de bursatilidad implicó llevar como un ingreso por valoración el saldo de la cuenta del patrimonio correspondiente a ganancias no realizadas por un valor de $504.491 millones. Adicionalmente en el segundo semestre se recibieron dividendos por $62.299 para un total de dividendos al año de $143.172 millones. Por comisiones y otros ingresos se recibieron $12.092 millones en el segundo semestre. El negocio de inversiones de renta variable le generó ingresos a la Corporación por $717.828 millones durante el año 2006.

La tesorería contribuyó al resultado operacional neto con ingresos de $35.181 millones en el segundo semestre y $78.013 millones en el total del año 2006.

Por su parte el negocio de Banca de Inversión registró un ingreso por comisiones de $6.020 millones en el segundo semestre y $10.167 millones al cierre del año 2006

Los gastos de administración alcanzaron la suma de $67.212 millones al cierre del año 2006, de los cuales $32.341 millones corresponden al segundo semestre donde los gastos de publicidad causados por el cambio de imagen corporativa y las adecuaciones realizadas a las instalaciones de la Corporación representan una parte importante.

La venta de bienes recibidos en pago y de activos fijos generó para la Corporación ingresos netos por $18.444 millones, de los cuales $8.586 se registraron en el segundo semestre.

ACTIVIDAD COMERCIAL

Mercadeo

Una vez realizada la cesión de activos y pasivos de la unidad de intermediación y estructuradas las unidades de negocios indispensables para el éxito del nuevo enfoque estratégico, se consideró que era el momento propicio para realizar la renovación de la imagen institucional, ajustarla a las nuevas actividades emprendidas y cambiar el posicionamiento en nuestros clientes, que identificaban a la Corporación como una entidad muy fuerte en el negocio de intermediación y desconocían las nuevas áreas de negocios.

Conjuntamente con Harold Zea y asociados, se trabajó en el diseño de la nueva imagen y en la estrategia de comunicación más adecuada para comunicarla. Una vez aprobada la estrategia por la Junta Directiva, se realizaron actividades de divulgación, con eventos especialmente preparados para nuestros clientes, en las ciudades donde la corporación tiene actividades, con el apoyo de una campaña publicitaria en los principales diarios y revistas del país. La campaña, el cambio de imagen en nuestras oficinas y los eventos desarrollados durante los meses de septiembre y octubre tuvieron gran acogida por parte de nuestros funcionarios, clientes y entidades del sector financiero.

Banca Privada

Durante el segundo semestre, se dio inicio al trabajo de comercialización de portafolios de inversión a través de la nueva unidad de banca privada, cuyo enfoque es la distribución de productos de inversión de la Corporación, de sus filiales, de otras compañías del Grupo AVAL y de entidades financieras del exterior, para poner una amplia gama de alternativas a disposición de los clientes, personas naturales de altos ingresos, mediante un servicio de asesoría integral personalizada.

La fuerza comercial ofreció a nuestros clientes una gama de productos que contempló, desde inversiones en CDT en la Corporación y en la compañía de Leasing Corficolombiana, hasta inversiones en TES, acciones y otros papeles del mercado, a través de Casa de Bolsa Corficolombiana. La comercialización de esta nueva gama de productos presentó una ejecución destacada, con buenos crecimientos y diversificación en cuanto a la composición de portafolios para los clientes.

Confirmando lo anterior, la consecución de certificados de depósito para la Corporación presentó un excelente comportamiento, con una tasa de crecimiento semestral de 52.7%, con depósitos por $333.000 millones al finalizar el mes de diciembre, la captación de Banca Privada corresponde al 39% del total de depósitos de la Corporación que cerró el año con CDT´s por valor de $852.520 millones. Situación similar se presentó en la comercialización de este tipo de depósitos, para nuestra filial Leasing Corficolombiana, con un crecimiento semestral del 45.5% y un saldo al finalizar diciembre de $171.600 millones. En conjunto, la banca privada terminó el semestre administrando recursos de inversión en CDT por $504.600 millones.

La consecución de recursos para los fondos comunes ordinarios y especiales para nuestra filial Fiduciaria Corficolombiana no cumplió con lo presupuestado en parte por el ajuste que tuvo este segmento de mercado en el segundo trimestre. Si bien la rentabilidad de los fondos administrados por la Fiduciaria Corficolombiana, siempre

fue positiva y superior a la media del sector, este factor permitió detener el retiro de recursos y mantener recursos de clientes de banca privada llegando en diciembre a un saldo cercano a los $70.000 millones.

Con nuestra filial Casa de Bolsa Corficolombiana, se trabajó principalmente en la comercialización de TES, acciones y operaciones simultáneas, se realizaron operaciones por $494.000. En el año completo se generó un volumen de operaciones por $644.000 millones.

En la búsqueda de nuevos productos para nuestro mercado objetivo, se suscribió con Porvenir S.A., un convenio para la distribución de fondos de pensiones voluntarias y con Leasing de Occidente un convenio para la distribución de su productos de leasing habitacional, se dictaron charlas de capacitación sobre estos nuevos productos a la fuerza comercial a nivel nacional y se establecieron metas de comercialización para el año 2007. De igual manera, se adelantaron conversaciones con entidades financieras del exterior, para comercializar documentos de inversión, que permitan ampliar la oferta a nuestros clientes con portafolios de diferentes estructuras en cuanto a, tasa, moneda y perfil de riesgo.

Para el año 2007, esperamos consolidarnos ante nuestros clientes como su principal alternativa en el momento de tomar decisiones de inversión, con una gama de portafolios ampliada y asesores adecuadamente informados y capacitados en las oportunidades que ofrecen los mercados. Para tal propósito hemos venido trabajando en el desarrollo de una herramienta de medición de gestión que permita un seguimiento a la acción comercial sobre nuestros clientes, a las alternativas de inversión y a la generación de mayores comisiones para la Corporación.

MESA DE DINERO

En este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados que participa. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 9° lugar dentro del ranking general del 2006, con una participación del 5.05% del mercado primario y del 11.7% del mercado secundario (SEN). Al cierre de 2006, el portafolio de inversiones de la Corporación ascendió a $1.034.448 millones lo que representa un incremento del 21.36% con respecto al cierre de Junio de 2006.

En el mercado de moneda extranjera y derivados seguimos con una presencia importante, no sólo con clientes locales, sino también con los internacionales que están operando en el mercado colombiano. Al cierre de 2006, nuestro portafolio de derivados Peso / Usd ascendía a un valor de Usd $1.221 millones, que significa un aumento del 65%, comparado con el cierre a Junio de 2006. La participación de la Corporación en este mercado durante el 2006 fue del 5.71%. En este período, la participación de la Corporación en el mercado Spot Peso/ Usd fue del 21.38% (Con base en información a noviembre de 2006).

Para el 2007, seguiremos la exploración de otros mercados, buscando invertir de la manera más eficiente los excedentes de liquidez de la Corporación y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El segundo semestre del año 2006 continuó la trayectoria de buenos resultados para el portafolio de inversiones de capital de la Corporación. El comportamiento del mercado de capitales y de la inversión extranjera en renta variable en Colombia, son importantes para entender el entorno en que se está desarrollando el negocio de inversiones de capital en nuestro país.

El mercado accionario en Colombia, representado por el indicador líder de la Bolsa de Valores de Colombia, recuperó el terreno perdido tras el ajuste de mayo-junio, avanzando un contundente 39% en el segundo semestre del año, y concluyendo el 2006 con un alza anual de 20%. Adicionalmente, la creciente actividad en el mercado de capitales se vio reflejada en la tendencia de volúmenes tranzados en bolsa, que en diciembre promedió 137 mil millones de pesos diarios (Gráfico 12).

Gráfico 12
Índice general Bolsa Colombia (IGBC)
(Base julio 2, 2001 = 1000)


Min 2006
Ene-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Ene-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

Volumen promedio negociado (COP mil millones)


Ene-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Ene-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

Fuente: Bolsa de Valores de Colombia.

La recuperación de la bolsa ocurrió en un entorno regional más amplio, ya que después de la turbulencia especulativa de mediados de año, que conllevó la salida de capitales externos, los inversionistas extranjeros han retomado confianza en los fundamentales latinoamericanos y específicamente en los colombianos (Gráfico 13).

El portafolio de renta variable de la Corporacion está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Transporte, Acueducto y Alcantarillado, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende

Gráfico 13
Saldo de fondos de inversión extranjera en renta variable *(A noviembre de 2006, cifras en billones de pesos)*


Nov-06
Ene-03
Jul-03
Ene-04
Jul-04
Ene-05
Jul-05
Ene-06
Jul-06

Fuente: Superintendencia Financiera.

seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno (Gráfico 14).

El portafolio consolidado de la Corporación al 31 de diciembre del 2006 alcanzó la suma de $1.6 billones de pesos, comparado al agregado de $1.8 billones al 30 de junio del

Gráfico 14
Composición del portafolio de renta variable por sectores. A valor en libros diciembre de 2006
(100% = $1.6 billones)


Energía 13%
Gas 36%
Hidrocarburos 2%
Financiero 13%
Industrial 2%
Consumo 3%
Hoteles 7%
Inmobiliario 2%
Minería 3%
Agro 3%
Concesiones 15%
Madera 1%
Tecnología 0%

Fuente: Corficolombiana.

2006, tomando en cuenta las desinversiones detalladas más adelante. Dentro de las inversiones que cotizan en bolsa, el segundo semestre de 2006 enmarcó alzas en las acciones de Fabricato Tejicondor (75%), Mineros (26%), Promigas (22%), y Gas Natural (3%); las acciones de AV Villas, Colombina S.A., Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación.

La Corporación cerró el 2006 con un excelente desempeño en ingresos por dividendos generados por las compañías del portafolio, que en el segundo semestre ascendieron a $62,299 millones superando al ingreso del mismo periodo del 2005, de $59,062 millones. En general, el resultado favorable en ingresos obedece a los excelentes resultados obtenidos en el año en nuestras principales compañías, enmarcados en un entorno económico de crecimiento saludable. Las compañías líderes en generación de dividendos son Promigás, Concecol, Coviandes y PISA. También fueron importantes los ingresos operacionales que generó Proyectos de Energía S.A. (Cuadro 1).

Por otro lado, se viene trabajando en transacciones dentro de nuestras inversiones que simplifiquen su estructura. En este renglón, se ejecutó, hacia finales de 2006, la fusión de Compañía Agropecuaria Pajonales, Molino Pajonales y Desmotadora del Norte Tolima.

Se perfeccionó el proceso de escisión de la Central Hidroeléctrica Betania S.A. ESP y Proyectos de Energía S.A., que dará lugar al intercambio de activos mediante el cual Proyectos de Energía S.A. adquiere la subestación eléctrica y la propiedad sobre las acciones de la EEB. En el año 2007 se culminará esta operación con el registro de las acciones a favor de PESA y la aclaración de la escritura pública por la cual se perfecciona la escisión para incluir el traspaso del inmueble en el cual se encuentra la subestación eléctrica.

Las Vicepresidencias de Inversiones y de Portafolios de Inversión trabajan conjuntamente en su misión de maximizar el retorno de los activos de la Corporación, y la rotación constante de éstos es un componente fundamental para lograr este objetivo. La discusión detallada de las transacciones ejecutadas en segundo semestre del 2006 puede ser consultada en la sección de Portafolios de Inversión.

PORTAFOLIOS DE INVERSION

Durante el segundo semestre del año 2006, la Corporación continúa desarrollando sus dos labores en el área de portafolios de Inversión: la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) y la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación.

Fondos de Capital Privado

En lo que respecta a la estructuración y puesta en marcha de Fondos de Capital Privado (FCP) para la Corporación,

Cuadro 1. Ingresos operacionales inversiones de renta variable

Ingresos vicepresidencia inversiones	2005	2006	I semestre 2006	II semestre 2006
Dividendos	89,201	143,172	80,873	62,299
Valorización[1]	75,608	535,224	19,961	515,264
Utilidad en venta de acciones[2]	35,152	25,128	350	24,778
Comisiones[3]	-	14,358	2,266	12,092
Diferencia en cambio	(1,102)	(54)	(54)	-
Total inversiones	**198,860**	**717,828**	**103,396**	**614,432**

[1] Para 2006 incluye $504,491 millones de valorización por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.
[2] Para 2006 incluye $24,563 millones de la venta del 9.94% de la participación en Promigas a $27,000 por acción el 26 de diciembre.
[3] Para 2006 incluye $9,500 millones de los dividendos pagados (nov) por la EEB a PESA, mas los ingresos mensuales de aproximadamente $350 millones.

durante el segundo semestre del año 2006 se adelantaron las gestiones en los siguientes aspectos:

Definición y estructuración de FCP´s

Durante el segundo semestre de 2006, el área de Portafolios de Inversión concentró gran parte de su gestión en la organización y estructuración del FCP concentrado en activos de infraestructura. Dentro de dicha gestión, se han adelantado las actividades tendientes a: i) consolidar el vehículo de inversión y el esquema de administración que se ofrecerá a los posibles suscriptores del fondo, ii) adelantar los estudios y modelos financieros necesarios que darán soporte al fondo y a los inversionistas y ii) adelantar todas los documentos y gestiones necesarias ante el regulador con el fin de obtener la respectiva aprobación del fondo.

Promoción

La Corporación se unió a las iniciativas propuestas por el Gobierno a través de la Bolsa de Valores de Colombia en el programa Colombia Capital, el cual busca con su componente dedicado a FCP´s promover este nuevo instrumento dentro del mercado de valores e incentivar su desarrollo.

Es así como durante el segundo semestre de 2006, a Corporación ha hecho parte de diferentes reuniones propuestas por Colombia Capital en las cuales ha presentado la visión de la Corporación y su papel en el mercado con estos nuevos instrumentos. El público a quien fue dirigido cuenta entre otros con fondos de pensiones e inversionistas institucionales, otros fondos de inversión de capital privado nacionales y extranjeros y representantes del Gobierno.

Normatividad

Durante el segundo semestre de 2006, se han presentado eventos en la regulación que han demandado especial atención. El Gobierno ha querido unificar la regulación sobre carteras colectivas, donde se encuentran los recientemente creados FCP.

En términos generales, el Ministerio de Hacienda, a través de decreto, desea modificar la Resolución 400 de 1095 en lo que respecta a carteras colectivas. Es así como la Corporación de manera independiente y también en conjunto con Colombia Capital ha estudiado ampliamente el tema con el fin de visualizar los impactos que pueda tener la nueva regulación tanto para la Corporación como estructurador y administrador de este tipo de vehículos, como para los inversionistas y los fondos.

Rotación del Portafolio

En lo relacionado con la búsqueda de oportunidades de inversión y/o rotación de inversiones para el portafolio de renta variable de la Corporación, durante el segundo semestre de 2006, las Vicepresidencias de Portafolios de Inversión e Inversiones adelantaron las siguientes labores:

Se realizaron siete (7) ventas de inversiones, entre las cuales se cuenta a Valores Cineco S.A., N.Hurtado y Cía, Inversiones Holguín Hurtado S.A., Mayagüez, Valores Diaco S.A., Textiles Fabricato Tejicondor S.A. y Promigas S.A., sumando un valor total de venta de $365.262 millones de pesos y arrojando utilidades para la Corporación por un valor de $24.773 millones de pesos.

De estos procesos cabe resaltar el proceso de venta de una participación en Promigas S.A., en el cual Prisma Energy adquirió el 9.94% (13.211.427 acciones) de la participación de la empresa en poder de la Corporación, a través de una OPA en la Bolsa de Valores de Colombia, por un valor de compra de $356.708 millones de pesos, arrojando una utilidad en la venta para la Corporación de $24.562 millones de pesos. No obstante lo anterior, como ya se indicó antes, en el mes de octubre de 2006, por cambio en la bursatilidad de la acción de Promigas S.A., la Corporación causó $504.491 millones de pesos de utilidad, de los cuales, como consecuencia de la venta se liberan para los accionistas utilidades por $206.124 millones de pesos adicionales a los obtenidos como utilidad en la venta. Después de realizada la venta, la Corporacion mantiene una participación en Promigas S.A. del 14.39%.

Adicionalmente, durante el segundo semestre de 2006 se realizaron estudios con el fin de movilizar algunas de las inversiones y analizar la participación en procesos licitatorios de concesiones viales, así como también en la venta de Ecogás.

BANCA DE INVERSION

Durante el segundo semestre de 2006 se continuó y concluyó la ejecución de mandatos que hicieron de este año el de mejor desempeño de la Banca de Inversión de la Corporación en su historia. A lo largo del año se movilizaron recursos por más de $2.7 billones.

Se cumplieron las metas de mantener y ampliar los segmentos objetivos del negocio. Es así como se desarrollaron mandatos en los diferentes tipos de productos: Emisiones en el Mercado de Capitales, Créditos Sindicados y Fusiones y Adquisiciones.

Así mismo, se implementó y desarrolló la estrategia de expandir el negocio a diferentes ciudades del país, utilizando la capacidad comercial y de ejecución de los gerentes comerciales de la Corporación, con lo que se ha logrado atacar el segmento empresarial de una forma eficiente y rentable.

De otro lado, durante el año se intensificó la estrategia de establecer vínculos y negocios con bancos internacionales que le den a la Corporación la capacidad de acceder a mercados y productos en el exterior.

Es de destacar el desarrollo de nuevos productos y estructuras, especialmente para el mercado de capitales, algunas de las cuales fueron exitosamente ejecutadas en 2006, como la titularización de ingresos de la Empresa de Acueducto de Bogotá y la titularización de pagarés de Argos para Cementos Andino. Otros de estos productos que se desarrollaron durante el año deberán ser colocados en 2007, como las notas estructuradas.

Los principales negocios ejecutados durante 2006 fueron los siguientes:

Estructuración y Colocación de Títulos en el Mercado de Capitales. Se estructuraron las siguientes emisiones: titularización de Pagarés de Argos para Cementos Andino, titularización de ingresos de la Empresa de Acueducto de Bogotá, emisión de bonos ordinarios de Leasing de Occidente, emisión de bonos ordinarios de Emgesa y emisión de bonos del Banco de Occidente. Así mismo la Corporación participó en la colocación del cuarto y quinto tramo de los bonos de ISA (Corficolombiana colocó el 52% y 64% respectivamente) y en la colocación de títulos hipotecarios de la Titularizadora Colombiana.

Créditos Sindicados. Se estructuraron y distribuyeron los siguientes créditos sindicados durante el año: Protabaco, Eurocerámica, Aguafresca , Cipa-Somex , Comsisa y Multidimensionales.

Fusiones y Adquisiciones. El año 2006 fue particularmente activo en este producto para todo el sector y la Banca de Inversión de la Corporación ejecutó algunos de los negocios más importantes del año. Se desatacan los mandatos para la vinculación de un Socio Estratégico a Colombia Móvil, la Venta de Batelsa y la asesoría en el intercambio de acciones de Transelca e ISA.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones. Es de destacar la realización del Sexto Foro de Analistas que permitió conocer y difundir las opiniones sobre la situación de la economía para 2007 de los más destacados analistas económicos del sector financiero.

GERENCIA DE INMUEBLES

Durante el segundo semestre del año 2.006 en la Corporación Financiera Colombiana S.A. ingresaron nuevos bienes en dación en pago por valor de $1.039 millones, frente a unas ventas de estos activos por valor de $14.789 millones.

Las ventas, representadas principalmente en lotes y bodegas, dejaron un impacto positivo en el Estado de Pérdidas

y Ganancias de $6.187 millones y el saldo de las daciones en pago disminuyó de $81.949 millones en Junio 30 de 2.006 a $69.591 millones en Diciembre 31 de 2.006.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A. y la Gerencia Nacional de Inmuebles qu en directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Durante el año 2.006 (incluyendo primer y segundo semestres) las ventas de inmuebles ascendieron a $43.403 millones incluyendo los Bienes Recibidos en Pago, Inmuebles Saneados y Activos Fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias por valor de $18.444 millones.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que en el mes de junio de 2006 la Corporación realizó una cesión de Activos y Pasivos al Banco de Bogotá, entregando la cartera con su respectivo fondeo, el SARC de Corficolombiana tuvo un nuevo enfoque. El Modelo econométrico desarrollado ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y portafolios de inversión.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería, en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas; adicionalmente, la Corporación cuenta con una herramienta que permite el cálculo en línea de las posiciones y riesgos de mercado lo cual permite detectar de manera oportuna cualquier situación que pueda derivar en riesgos superiores a los aprobados.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta a la Junta Directiva un reporte sobre el cumplimiento de los mismos.

Existe un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001 de la Superintendencia Bancaria. En el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

La Corporación ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

La Corporación, estableció, a comienzos del año 2006, un plan de trabajo de implementación de una adecuada gestión de riesgo operacional en cuatro fases, las cuales se describen a continuación:

- **Fase I**: En esta fase se realizó un diagnostico y se evaluó cual sería el enfoque de implementación que se le daría a este tema. Se presentó a la administración un cronograma de trabajo, en el cual se planteaba como objetivo la construcción de un marco de gestión de riesgo operacional. Esta etapa se cumplió en su totalidad satisfactoriamente.

- **Fase II**: Esta fase tiene como objetivo el diseño e implementación de los tres enfoques definidos por la Corporación para la gestión de riesgo operacional: enfoque cultural, enfoque cualitativo y enfoque cuantitativo. En el enfoque cultural, se estableció cual iba a ser la estrategia de riesgo, se definieron los tipos de riesgos y líneas de negocio y se establecieron algunas políticas generales de riesgo operacional. El enfoque cualitativo considera metodologías de medición de riesgo y controles, indicadores de riesgo operacional y la estructura de los informes. Finalmente el enfoque cuantitativo establece la estructura de la base de datos de eventos de riesgo operacional y todo el soporte técnico que requiere su desarrollo. Esta fase se encuentra en desarrollo.

- **Fase III**: Se definió que la metodología de medición de riesgo operacional debía trabajarse inicialmente en un plan piloto, con el objetivo de aprender de su implementación. Una vez evaluado el plan piloto, se establecerá todo el esquema en las demás líneas de negocio. La Corporación definió el negocio de Mesa de Dinero como plan piloto, el cual se inicio en el segundo trimestre del 2006 y se encuentra en desarrollo.

- **Fase IV**: Esta fase es la implementación de todo el sistema de gestión de riesgo operacional a todas las líneas de negocio que tiene la Corporación. Esta fase comenzará una vez se finalice con el plan piloto.

La Superintendencia Financiera expidió la Circular Externa 048 de diciembre de 2006, la cual está incorporada en el capitulo XXII de la Circular Básica Contable y Financiera. Esta circular fija las bases y los lineamientos mínimos que deben ser implementados a partir de julio de 2007, por las entidades, para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO). Sobre el particular, la Corporación se encontrará completamente preparada para la entrada en vigencia de dicha norma, dado que muchos de los requerimientos impartidos, se trabajaron durante el año 2006.

Riesgo de Lavado de Activos

El SIPLA de la Corporación está basado en la evaluación del riesgo lavado para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

El riesgo de lavado de activos se define como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada para canalizar recursos provenientes o con destino a actividades delictivas, La Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio.

Para ello, anualmente se aprueba el plan elaborado por el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de riesgo de lavado de activos, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

Para la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo, dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

La estructura organizacional y administrativa al final del año, presentó grandes cambios, frente al inicio, producto de la fusión, la posterior cesión de activos y pasivos al Banco de Bogotá, la nueva estrategia de negocios y la estabilización de los procesos.

A 31 de diciembre de 2006, la Corporación contaba con una planta de personal de 320 empleados, que representa una disminución del 36.76 % respecto a los 506 empleados que iniciaron el año al momento de la fusión. Para esta importante reducción la Corporación llevó acabo un plan de retiro, e implementó un programa de apoyo para la reubicación laboral, con muy buenos resultados.

Dentro de otras acciones llevadas a cabo, están la adecuación física de las oficinas, la unificación de procesos y aplicativos administrativos y el ajuste a la estructura de gastos.

La Corporación continuó con el fortalecimiento de las competencias necesarias para la consolidación de las áreas estratégicas del negocio y áreas de soporte con el fin de lograr los objetivos propuestos por la entidad.

AVANCES TECNOLÓGICOS

Durante en el segundo semestre del 2006 el área de sistemas continuó el desarrollo de su plataforma tecnológica y dio inicio a importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Fase de diseño y especificaciones del proyecto de Gestión de procesos operativos de la Mesa de Dinero;
- Fase de diseño y especificaciones del proyecto de Cliente Único para la Corporación y sus filiales financieras;
- Fase de desarrollo del proyecto de Base de Datos de Riesgo Operacional, y
- Fase de desarrollo del proyecto de Caja y Bancos.

Adicionalmente continuó el apoyo operativo al Banco de Bogotá, requerido por el proceso de cesión de activos y pasivos y el apoyo tecnológico a las filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:

- Gerardo Silva Castro
- Jorge Iván Villegas Montoya
- Alvaro Jesús Velásquez Cock

El Comité de Auditoria, como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones durante el segundo semestre los días 9 de agosto y 13 de diciembre de 2006, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

- Análisis de los estados financieros y dictamen del Revisor Fiscal, sobre estados financieros a junio de 2006.

- La cartera por calificación a marzo de 2006.

- La cartera a noviembre de 2006.

- El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.

- Supervisó las funciones y actividades de Contraloría en aspectos tales como:
    - Seguimiento de la Planeación anual de Auditoria, con base en riesgos.
    - Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
    - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
    - Estadísticas de seguimiento y control con base en la planeación.

- Revisó los oficios recibidos de la Superintendencia Bancaria con sus correspondientes respuestas y seguimiento a su mejoramiento.

- Adelantó revisión a los informes presentados por el Oficial de Cumplimiento a la Junta directiva, con el fin de verificar la suficiencia de los mismos en cuanto a que existan los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades delictivas.

- Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

- En reunión del 13 de diciembre de 2006, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Entidad.

- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.

- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal y Auditoria Interna.

- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.

- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 105 del Estatuto Orgánico del Sistema Financiero y en los numerales 2.2.1 y 2.2.2 del capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Bancaria, hoy Superintendencia Financiera de Colombia, la Corporación tiene adoptado un Código de Ética y Conducta y un Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos aprobados por la Junta Directiva, los cuales contienen las disposiciones establecidas para evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

El Código de Ética y Conducta y el Manual de Políticas y Procedimientos de Prevención y Control de Lavado de Activos, fueron actualizados durante el año 2006 para incorporar las mejores prácticas antilavado de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A., y para la aplicación de mejoras a los controles.

Adicionalmente, la Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento, dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

Durante el año 2006 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2006, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento. En cumplimiento de este plan y de las normas vigentes, la Corporación efectuó los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del segundo semestre del año 2006_no se han presentado deficiencias de controles internos que hayan impedido a la corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Ventanillas preferenciales para mayores de 65 años

Congreso de la República. Ley 1091 de 2006 "Por medio de la cual se reconoce al Colombiano y Colombiana de Oro".

Esta norma señala que todas las entidades estatales y privadas que presten servicios al público deberán tener un lugar o ventanillas de preferencia para atender a los colombianos mayores de 65 años debidamente acreditados mediante la tarjeta colombiano de oro, la cual deberá ser expedida por la Registraduría Nacional. El Gobierno deberá reglamentar la ley dentro de los seis meses siguientes a su promulgación.

Reforma Tributaria

Congreso de la República. Ley 1111 de 2006. "Por la cual se modifica el Estatuto Tributario de los impuestos administrados por la dirección de impuestos y aduanas nacionales".

La reforma consagra, entre otras disposiciones, la eliminación paulatina del impuesto de timbre, la reducción del impuesto de renta, el establecimiento de 8 tarifas del IVA y la creación de la unidad del valor tributario (UVT), con un valor inicial a $20.000.

Será deducible el 100% de los impuestos de industria y comercio, el de avisos y tableros y el predial, siempre tengan relación de causalidad con la actividad económica del contribuyente. El 25% del gravamen a los movimientos financieros también puede ser deducido independientemente de que tenga o no esa relación de causalidad.

Desde el 2007, las personas naturales y jurídicas contribuyentes de renta podrán deducir el 40% del valor de las inversiones realizadas en activos fijos reales adquiridos, incluso bajo la modalidad de leasing financiero.

El impuesto de renta será reducido gradualmente en el año 2007 será del 34% y en el 2008 pasará a ser del 33%, en ese punto será estabilizado.

Desde el 2007 hasta el 2010, todas las personas naturales o jurídicas y las sociedades de hecho contribuyentes declarantes del impuesto sobre la renta con un patrimonio igual o superior a $3.000 millones de pesos deberán pagar el impuesto al patrimonio, la tarifa es del 1.2% sobre la base gravable señalada en el artículo 295 del Estatuto tributario y se casará el 1 de enero de cada año.

El impuesto de timbre será eliminado paulatinamente, en el 2008 pasará a ser del 1% y en el 2009 será del 0.5%, y desparecerá a partir del 2010. De igual manera de aumento la base gravable de este tributo, que comprende los documentos en los que consten obligaciones con cuantía superior a 6.000 unidades de valor tributario (UVT).

Ley de Insolvencia Empresarial

Congreso de la República. Ley 1116 de 2006. "Por la cual se establece el Régimen de Insolvencia Empresarial en la República de Colombia y se dictan otras disposiciones".

El Congreso aprobó la ley de insolvencia empresarial, que reemplaza la Ley 550 de 1999. Al igual que su antecesora, los objetivos de la ley son facilitarla recuperación económica de las empresas en dificultades económicas y proteger a los acreedores.

La ley corrige las deficiencias que fueron detectadas a la antigua ley, para favorecer los intereses de las empresas y sus acreedores. Principalmente se agilizan los trámites y se supera la visión del proceso como el simple pago de deudas, para enfocarse en la reorganización y recuperación económica de la empresa.

La ley entrará en vigencia en seis (6) meses después de su promulgación, tiempo en el cual seguirá rigiendo la Ley 550 de 1999.

Autorregulación del mercado de valores

Ministerio de Hacienda y Crédito Público. Decreto 1565 de 2006 "Por la cual se dictan disposiciones para el ejercicio de la actividad de autorregulación del mercado de valores".

Establece que deberán autorregularse todas las personas que realicen actividades de intermediación de valores. El organismo autorregulador deberá tener funciones normativas, de supervisión y disciplinarias.

También se regulan entre otros temas, los aspectos generales de la autorregulación en el mercado de valores (sujetos y alcance de la autorregulación). las funciones de los organismos de autorregulación (función normativa, de supervisión y disciplinaria), los aspectos preliminares del proceso disciplinario (principios, actuaciones en el proceso, pruebas y sanciones) y la inscripción y admisión de los miembros intermediarios del mercado de valores.

Este decreto fue modificado parcialmente por el decreto 3516 de 2006, en cuanto a la distribución de cobros, tarifas y pagos y permite que los organismos de autoregulación acepten a intermediarios de valores inscritos en el registro nacional de agentes del mercado de valores y a

personas que no tengan el carácter de intermediarios de valores que se acojan voluntariamente al las funciones de autorregulación.

Ofertas Públicas de Adquisición

Ministerio de Hacienda y Crédito Público. Decreto 1941 del 13 de junio de 2006 "Por el cual se dictan disposiciones sobre ofertas públicas de adquisición".

Mediante este decreto se derogan y subrogan algunos artículos que versan sobre la oferta pública de adquisición contemplada en la resolución 400 de 1995.

- El decreto deroga el artículo 1.2.5.2. de la referida resolución sobre publicidad de la oferta pública ante la Superintendencia de Valores, modifica los porcentajes de adquisición de acciones en las ofertas públicas de adquisición, señala los eventos en los cuales no se debe realizar la oferta pública de adquisición, determina el carácter irrevocable de la oferta pública de adquisición, establece los requisitos para la autorización por parte de la Superintendencia Financiera de la oferta pública de adquisición y establece las obligaciones del oferente, del emisor y de la bolsa de valores durante la oferta pública de adquisición.

Corresponsales no Bancarios

Ministerio de Hacienda y Crédito Público. Decreto 2233 de 2006 "Por el cual se reglamentan los servicios financieros prestados por los establecimientos de crédito a través de corresponsales".

Por medio de este decreto se autoriza a los establecimientos de crédito, bajo su plena responsabilidad, la prestación de sus servicios por medio de terceros corresponsales, conectados a través de sistemas de transmisión de datos.

Los corresponsales podrán ser personas naturales o jurídicas que a través de instalaciones propias o de terceros atiendan al público. Estos corresponsales. El decreto define los servicios que podrán prestarse por este medio; además regula, entre otros aspectos, el contenido de los contratos, la autorización por parte de la Superintendencia Financiera de los modelos de contratos y las obligaciones de los establecimientos.

Sistema Integral de Información del Mercado de Valores

Ministerio de Hacienda y Crédito Público. Decreto 3139 de 2006 "Por el cual se dictan normas relacionadas con la organización y funcionamiento del Sistema Integral de Información del Mercado de Valores -SIMEV-, y se dictan otras disposiciones".

Este decreto establece que el SIMEV es "el conjunto de recursos humanos, técnicos y de gestión que utilizará la superintendencia Financiera de Colombia para permitir y facilitar el suministro de información al mercado". El SIMEV estará conformado por el Registro Nacional de Valores y Emisores (RNVE), el Registro Nacional de Agentes del Mercado de Valores (RAMV) y el Registro Nacional de Profesionales del Mercado de Valores (RNPMV).

El decreto establece para cada registro los requisitos y modalidades de la inscripción, la actualización del registro, información periódica, vigencia, cancelación de la inscripción y procesos de certificación, entre otros temas.

Elección de los miembros independientes de las juntas directivas de los emisores de valores

Ministerio de Hacienda y Crédito Público. Decreto 3923 de 8 de noviembre de 2006 "Por el cual se regula la elección de los miembros independientes de las Juntas Directivas de los emisores de valores".

La elección de los miembros independientes debe ser aparte de la elección de los miembros restantes. Los miembros independientes serán presentados en listas escritas y dirigidas al secretario de la asamblea, con la aceptación del candidato y, tratándose de uno independiente, de la manifestación expresa que cumple con los requisitos de ley. Así mismo, el decreto reitera expresamente lo previsto en el parágrafo 1° del artículo antes citado señalando que los

emisores de valores, incluyendo aquellos que sean entidades vigiladas por la Superintendencia Financiera, podrán disponer en sus estatutos que no existirán suplencias en las juntas directivas u órgano que haga sus veces.

En relación con el proceso de elección indica la norma que se realizará por cuociente electoral sin perjuicio de que los estatutos establezcan otro sistema, y en una sola votación se elegirán todos los miembros toda vez que se asegure el número mínimo de miembros independientes exigido legal o estatutariamente. Los emisores de valores deberán verificar el cumplimiento de requisitos de ley de los miembros independientes, esto sin perjuicio de la responsabilidad propia de cada miembro en cuanto a manifestar cualquier circunstancia sobreviniente que afecte tal cumplimiento. En todo caso los emisores deberán cumplir con el número mínimo de miembros independientes.

Modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera

Ministerio de Hacienda y Crédito Público. Decreto 4090 de 20 de noviembre de 2006 "Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia".

La Superintendencia Financiera certificará el interés bancario corriente correspondiente a las modalidades de crédito Comercial, de Consumo; y Microcrédito, con base en la información financiera y contable que le suministren los establecimientos de crédito

Señala la norma que la tasa de operaciones activas se analizará mediante técnicas de ponderación adecuadas a cada modalidad de crédito. Las tasas que se certifiquen serán expresadas en términos efectivos anuales y regirán a partir de su publicación.

Señala la norma, en cuanto al alcance y aplicación de la certificación, que las tasas fijadas aplicarán para todo efecto legal, relacionando con la operación financiera que ejercen las entidades vigiladas por la Superintendencia Financiera y la Superintendencia de Economía Solidaria. Y que, por su parte, las personas diferentes a las antes señaladas deberán tener en cuenta para todos los efectos legales el interés corriente bancario más alto de los certificados por la Superintendencia Financiera para el respectivo período.

Se anota que el Gobierno Nacional expidió el decreto 018 del 4 de enero de 2007, que modifica el artículo 2 del decreto 4090 de 2006; el decreto une en sola categoría el crédito comercial y el de consumo.

Reglamentación de las operaciones de reporto, simultáneas y de transferencia temporal de valores

Ministerio de Hacienda y Crédito Público. Decreto 4432 del 11 de diciembre de 2006 "Por el cual se dictan disposiciones sobre las operaciones de reporto o repo, simultáneas y transferencia temporal de valores".

Este decreto determina las definiciones y características de las operaciones de reporto o repo, operaciones simultáneas y de las operaciones de transferencia temporal de valores. Así mismo, determina las disposiciones comunes a las operaciones antes mencionadas como son el carácter unitario, la autorización para su realización y la aplicación al Banco de la República. Finalmente, señala las reglas que se tendrán en cuenta en el caso de incumplimiento de las partes en las operaciones antes mencionadas.

Horarios de atención al público

Superintendencia Financiera. Circular Externa 22 del 19 de julio de 2006.

Esta circular de la Superintendencia Financiera imparte instrucciones a las instituciones financieras y entidades aseguradoras e intermediarios de seguros en el sentido de que podrán definir libremente los horarios de prestación de servicio al público. Cualquier modificación a los horarios actuales o futuros deberá ser comunicada a la Superintendencia con una antelación no menor a 10 días hábiles.

Instrucciones a los establecimientos de crédito en relación con los servicios financieros que se pueden prestar a través de corresponsales

Superintendencia Financiera. Circular Externa 26 del 4 de agosto de 2006.

Mediante esta circular, la Superintendencia Financiera adiciona las circulares básicas jurídica y financiera con el fin de impartir las instrucciones que deben observar los establecimientos de crédito en la prestación de servicios financieros a través de corresponsales. Entre los aspectos que desarrolla están las normas relacionadas con las operaciones previstas en el Decreto 2233 de 2006, la administración de los riesgos implícitos en esta actividad, las características mínimas de los terminales electrónicos, la idoneidad de los corresponsales, los contratos y la información a los clientes y usuarios. Igualmente, prevé el deber de informar el número de corresponsales que tienen contratos con los establecimientos de crédito y los riesgos inherentes a la prestación de dichos servicios.

Requisitos mínimos para vinculación de clientes en el marco de la promoción del acceso a servicios financieros

Superintendencia Financiera. Carta Circular 37 del 9 de agosto de 2006.

Esta Carta Circular señala que los requisitos mínimos para la vinculación de clientes no deben entenderse como un obstáculo para la prestación de servicios financieros, especialmente a los ciudadanos con menores ingresos.

Esto porque los requisitos mínimos que deben contener todos los formularios para la vinculación de personas naturales son los establecidos en el numeral 1.1 del Anexo I del Capítulo 11 sobre prevención de actividades delictivas de la Circular Básica Jurídica, los cuales hacen referencia a: nombres y apellidos; número del documento de identificación; nombre, apellidos e identificación del representante; dirección y teléfono del representante; lugar y fecha de nacimiento; dirección y teléfono de residencia; ocupación, oficio o profesión; descripción de la actividad; nombre, dirección, fax y teléfono de la empresa donde trabaja (si aplica); tipo de empresa (privada, pública o mixta); declaración voluntaria de origen de bienes y/o fondos; ingresos y egresos mensuales; detalle de otros ingresos; total activos y pasivos; en el caso de fiducia la clase de recursos e identificación del bien que se entrega; autorización para consulta y reporte a centrales de riesgo y firma y huella del solicitante.

Dado que todos los espacios del formulario deben diligenciarse, se establece que en caso de que no se pueda suministrar la información solicitada se indique expresamente, por ejemplo, en la casilla de número de teléfono, responder "sin teléfono" y en caso de no tenerse activos ni pasivos, diligenciar dichos espacios con "cero".

Adopción de un Sistema de Administración de Riesgo Operativo (SARO)

Superintendencia Financiera Circular Externa 048 del 22 de diciembre de 2006.

La Superintendencia fija las bases y los lineamientos mínimos que deberán ser implementados para el desarrollo de un Sistema de Administración del Riesgo Operativo (SARO) en el sistema financiero colombiano.

Esta Circular:

- Pone de manifiesto la importancia de contar con una adecuada administración del riesgo operativo.
- Muestra que, aunque este riesgo no se puede categorizar como financiero, su sistema de administración no difiere en sus componentes ni elementos de uno típicamente financiero.
- Evidencia la importancia y coloca al mismo nivel la administración del riesgo operativo con las del riesgo de mercado, crediticio, de liquidez, etc.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

Pedro Nel Ospina Santa María
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

Corficolombiana

Deloitte.

Deloitte & Touche Ltda.
Cra. 7 No. 74-09
A.A. 075874
NIT: 860.005.813-4
Bogota D.C.
Colombia

Tel: +57(1) 5461810 - 5461815
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www.deloitte.com.co

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2006 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2006, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre y 30 de junio de 2006, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; contabilización de provisiones para bienes recibidos en pago, y la adopción del sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes del Sistema de Seguridad Social Integral se efectuaron en forma co-

rrecta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Oscar Darío Morales R.
Revisor Fiscal
Tarjeta Profesional N° 3822-T
25 de enero de 2007

Estados Financieros

Julio-Diciembre 2006

Corficolombiana

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2006 *(expresado en millones de pesos)*

ACTIVO	A 31 de diciembre		A 30 de junio	
DISPONIBLE, NETO (Notas 5 y 25)		$162,216.0		$65,374.1
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 6)		177,494.6		253,802.6
INVERSIONES (Notas 7 y 25)		2,391,671.4		2,469,255.3
Negociables títulos de deuda	416,787.3		162,135.5	
Negociables títulos participativos	88,941.3		79,156.9	
Para mantener hasta el vencimiento	3,368.5		42,921.9	
Disponibles para la venta en títulos de deuda	31,225.3		10,047.6	
Disponibles para la venta en títulos participativos	1,396,503.8		1,639,842.1	
Derechos de recompra de inversiones	591,085.9		645,704.4	
Menos: provisión	(136,240.7)		(110,553.1)	
CARTERA DE CREDITOS (Notas 8 y 25)		38,081.0		47,436.0
Créditos comerciales, otras garantías	38,554.9		47,958.4	
Categoria a normal	47,388.2		56,787.7	
Menos: provisión	(8,833.3)		(8,829.3)	
Menos: provisión general	(473.9)		(522.4)	
ACEPTACIONES Y DERIVATIVOS (Nota 9)		67,237.1		14,396.0
Deudores por aceptaciones bancarias	0.0		1,369.0	
Derivados	67,237.1		13,027.0	
Derechos	3,733,156.8		2,723,623.2	
Obligaciones	(3,665,919.7)		(2,710,596.2)	
CUENTAS POR COBRAR (Notas 10 y 25)		47,069.0		49,019.8
Intereses	2,269.9		1,661.8	
Comisiones y honorarios	5,001.1		2,565.4	
Pago por cuenta de clientes comercial	3.9		38.9	
Otras	41,412.7		46,658.3	
Menos: provisión	(1,618.6)		(1,904.6)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 11)		11,588.3		18,975.3
Bienes recibidos en pago diferentes a vivienda	53,879.5		81,949.4	
Bienes no utilizados en el objeto social	410.1		410.1	
Depreciación	(163.8)		(155.4)	
Menos: provisión	(42,537.5)		(63,228.8)	
PROPIEDADES Y EQUIPO (Nota 12)		15,302.8		15,641.9
Terrenos, edificios y construcciones en curso	22,682.3		24,294.2	
Equipo, muebles y enseres de oficina	8,934.6		8,803.7	
Equipo de computación	9,201.9		9,291.1	
Otras	905.7		437.6	
Menos: depreciación y amortización acumulada	(26,421.7)		(27,184.7)	
OTROS ACTIVOS (Nota 13)		47,392.7		48,191.2
Aportes permanentes	83.2		83.2	
Gastos anticipados y cargos diferidos	4,445.4		4,089.3	
Otros	66,101.6		55,057.1	
Menos: provisión	(23,237.5)		(11,038.4)	
VALORIZACIONES (Notas 7, 12 y 25)		333,039.6		329,154.5
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	315,349.9		308,017.6	
Propiedades y equipo	17,689.7		21,136.9	
DESVALORIZACIONES (Nota 7)		(49,127.5)		(47,707.2)
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	(49,127.5)		(47,707.2)	
TOTAL ACTIVO Y CAPITAL GARANTIA		$3,241,965.0		$3,263,539.5
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 23)		270,620.3		190,782.2
CUENTAS CONTINGENTES DEUDORAS (Nota 23)		537,802.5		431,240.9
Otras	537,802.5		431,240.9	
CUENTAS DE ORDEN DEUDORAS (Nota 24)		7,070,299.4		7,733,674.3
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 24)		2,931,177.0		4,592,394.9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$10,809,899.2		$12,948,092.3

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2006 *(expresado en millones de pesos)*

PASIVO Y PATRIMONIO	A 31 de diciembre		A 30 de junio	
DEPOSITOS Y EXIGIBILIDADES (Notas 14 y 25)		$1,002,002.9		$938,557.9
Certificados de depósito a término	852,519.8		818,457.1	
Depósitos de ahorro	145,148.0		113,997.6	
Otros	4,335.1		6,103.2	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 15)		553,954.3		663,479.7
ACEPTACIONES (BANCARIAS) EN CIRCULACION		0.0		1,369.0
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		2,635.3		45,941.5
Entidades del exterior	2,635.3		45,941.5	
CUENTAS POR PAGAR (Notas 17 y 25)		86,650.4		84,822.5
Intereses	13,674.9		10,480.7	
Comisiones y honorarios	4.0		128.0	
Dividendos y excedentes	52,279.3		48,648.1	
Otras	20,692.2		25,565.7	
OTROS PASIVOS (Nota 18)		25,393.7		30,285.2
Obligaciones laborales consolidadas	1,630.7		1,824.6	
Ingresos anticipados y abonos diferidos	22,570.8		27,304.6	
Pensiones de jubilación	1,192.2		1,156.0	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 19)		19,077.0		17,261.9
Obligaciones laborales	864.3		0.0	
Impuestos	15,655.8		13,006.2	
Otros	2,556.9		4,255.7	
TOTAL PASIVO		1,689,713.6		1,781,717.7
PATRIMONIO		1,552,251.4		1,481,821.8
CAPITAL SOCIAL (Nota 20)		1,540.0		1,463.0
RESERVAS (Nota 21)		657,120.9		566,949.5
Reserva legal	460,145.8		382,257.6	
Reservas estatutarias y ocasionales	196,975.1		184,691.9	
SUPERAVIT O DEFICIT		335,312.6		798,862.5
Ganacias o pérdidas no realizadas en inversión Disponibles para la venta (Nota 22)	48,328.8		436,378.4	
Valorizaciones	333,039.6		329,154.5	
Desvalorizaciones	(49,127.5)		(47,707.2)	
Revalorizacion del patrimonio	3,071.7		81,036.8	
UTILIDAD DEL EJERCICIO		558,277.9		114,546.8
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		$3,241,965.0		3,263,539.5
CUENTAS CONTINGENTES ACREEDORAS (Nota 23)		$270,620.3		$190,782.2
Avales y garantías	48,088.2		36,733.1	
Cartas de crédito	0.0		26,742.0	
	222,532.1		127,307.1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 23)		537,802.5		431,240.9
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 24)		7,070,299.4		7,733,674.3
CUENTAS DE ORDEN ACREEDORAS (Nota 24)		2,931,177.0		4,592,394.9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$10,809,899.2		$12,948,092.3
UTILIDAD POR ACCIÓN (En Pesos)		$3,700.26		$782.96

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente (*)**	**Martha Cecilia Castro Ortiz** **Gerente de Contabiliad (*)** **T.P. 40995-T**	**Oscar Darío Morales R.** **Revisor fiscal T.P. 3822-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corficolombiana
SABEMOS INNOVAR SABEMOS INVERTIR

Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas a 31 de diciembre y 30 de junio de 2006 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	Del 1 de julio al 31 de diciembre		Del 1 de enero al 30 de junio	
INGRESOS OPERACIONALES DIRECTOS (Nota 25)		$920,076.2		$416,723.0
Intereses y descuento amortización cartera de crédito y otros intereses	8,804.7		80,238.1	
Utilidad en valoracion inversiones neg títulos de deuda	45,492.7		76,176.9	
Utilidad en valoracion inversiones neg títulos participativos	10,772.6		19,960.8	
Utilidad en valoracion inversiones para mantener hasta el vcto,	1,690.9		2,417.2	
Utilidad en valoracion inversiones disponibles para la venta títulos deuda	10,624.1		13,789.5	
Ganancia realizada en inversiones disponibles para la venta	505,610.8		12,787.7	
Comisiones y honorarios	7,820.9		6,907.3	
Utilidad en valoracion de derivados	236,557.7		28,814.0	
Utilidad en valoracion de operaciones de contado	1,785.9		42,299.5	
Cambios	44,448.8		77,598.2	
Utilidad en venta de inversiones	46,467.1		26,720.8	
Utilidad en venta de cartera	0.0		29,013.0	
GASTOS OPERACIONALES DIRECTOS		379,706.9		342,213.1
Intereses, prima amortizada y amortización de descuento	53,659.1		100,346.0	
Pérdida en valorizacion inversiones negociables títulos de deuda	0.0		105,361.4	
Comisiones	4,651.0		4,390.9	
Pérdida en valoración de derivados	223,283.1		4.0	
Cambios	65,933.2		65,228.6	
Pérdida en venta de inversiones	17,227.2		66,882.2	
Perdida en la valoración de operaciones de contado	14,953.3		0.0	
RESULTADO OPERACIONAL DIRECTO		540,369.3		74,509.9
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		47,953.7		42,236.6
INGRESOS OPERACIONALES (Nota 26)		80,571.6		112,712.1
Dividendos y participaciones	62,298.9		80,873.0	
Otros	18,272.7		31,839.1	
GASTOS OPERACIONALES		32,617.9		70,475.5
Gastos de personal	15,220.3		20,837.3	
Otros (Nota 27)	17,397.6		49,638.2	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		588,323.0		116,746.5
PROVISIONES		35,238.3		7,996.7
Inversiones (Nota 7)	32,763.0		797.8	
Cartera de créditos (Nota 8)	25.5		4,579.2	
Cuentas por cobrar	824.3		561.6	
Otras (Nota 27)	1,625.5		2,058.1	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 12)		878.6		812.7
AMORTIZACIONES		3,931.6		555.3
RESULTADO OPERACIONAL NETO		548,274.5		107,381.8
INGRESOS NO OPERACIONALES		23,688.4		21,845.2
Ingresos no operacionales (Notas 29)	23,688.4		21,845.2	
GASTOS NO OPERACIONALES		1,139.0		2,161.7
Gastos no operacionales (Nota 25)	1,139.0		2,161.7	
RESULTADO NETO NO OPERACIONAL		22,549.4		19,683.5
UTILIDAD ANTES DE IMPUESTO A LA RENTA		570,823.9		127,065.3
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 30)		12,546.0		12,518.5
UTILIDAD DEL EJERCICIO		$558,277.9		$114,546.8

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Msiembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estados de Flujos de Efectivo
Períodos que terminaron el 31 de diciembre y 30 de junio de 2006 *(expresado en millones de pesos)*

	Diciembre	Junio
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN		
Utilidad neta del ejercicio	$558,277.9	$114,546.8
Ajustes para conciliar la utilidad neta y el efectivo neto		
Provisto en las actividades de operación		
Provisión inversiones no negociables renta variable	32,763.0	797.8
Provisión cartera de créditos	25.5	4,579.2
Provisión cuentas por cobrar	824.3	561.6
Provisión bienes recibidos en pago	1,475.4	2,015.8
Provisión otros activos	7.7	21.8
Reintegro provisión inversiones	(4,618.2)	(6,707,7)
Reintegro provisión cartera de créditos	(69.9)	(24,980.1)
Reintegro provisión cuentas por cobrar	(614.6)	(574.7)
Retiro depreciación acumulada	(1,633.2)	(305.2)
Reintegro provisión bienes recibidos en pago	-	(395.7)
Reintegro provisión otros activos	(205.3)	(6.9)
Valoración de inversiones, neto	(68,580.3)	(6,983.0)
Ganancia no realizadas en inversiones disponibles para la venta	(388,049.6)	(63,954.4)
Producto de la venta de bienes recibidos en pago	11,874.0	12,247.0
Utilidad en venta de bienes recibidos en pago, neta	(4,932.2)	(6,153.7)
(Utilidad) pérdida en venta de propiedades y equipo, neta	(2,410.3)	100.5
Depreciaciones	878.6	812.7
Amortizaciones	3,931.6	555.3
Utilidad depurada	138,944.4	26,177.1
Ingresos recibidos por anticipado	(4,733.8)	(12,110.4)
Provisión cesantías	255.5	257.0
Aumento pasivos estimados y provisiones	1,815.1	13,476.2
Disminución otros pasivos	(113.3)	(115.9)
Aumento cuentas por pagar	1,827.9	37,309.4
Disminución cuentas por cobrar, neto	1,741.1	21,530.9
(Aumento) disminución en otros activos	(2,935.5)	573.9
Adiciones bienes recibidos en pago	(1,038.6)	(1,176.9)
Pagos de cesantías	(299.9)	(551.5)
Efectivo neto provisto en actividades de operación	135,462.9	85,369.8
Flujo de efectivo de las actividades de inversión		
(Venta) compra de inversiones	50,498.9	(127,765.3)
(Utilidad) pérdida en venta de inversiones, neta	(29,239.9)	40,161.4
Disminución cartera de créditos	9,399.4	1,728,857.2
Aumento aceptaciones y derivativos	(52,841.1)	(7,402.5)
Producto de la venta de inversiones	96,108.2	287,460.7
Producto de la venta de propiedades y equipo	4,151.3	29.6
Dividendos recibidos en efectivo	652.2	2,894.2
Compra de propiedades y equipo	(638.9)	(348.2)
Efectivo neto provisto por actividades de inversión	78,090.1	1,923,887.1
Flujo de efectivo de las actividades de financiación		
Aumento (disminución) depósitos y exigibilidades	63,445.0	(1,145,918.2)
(Disminución) aumento fondos interbancarios comprados y pactos de recompra	(109,525.4)	144,823.1
(Disminución) aumento aceptaciones bancarias en circulación	(1,369.0)	981.8
Disminución créditos de bancos y otras obligaciones financieras	(43,306.2)	(710,181.8)
Dividendos pagados	(102,263.5)	(107,999.2)
Efectivo neto utilizado en actividades de financiación	(193,019.1)	(1,818,294.3)
Aumento neto en efectivo y equivalentes de efectivo	20,533.9	190,962.6
Efectivo al comienzo del período	319,176.7	128,214.1
Efectivo al final del período	$339,710.6	$319,176.7

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estado de Cambios en el Patrimonio
Períodos que terminaron el 31 de diciembre y 30 de junio de 2006 *(expresado en millones de pesos)*

	Capital social	Reserva legal	Reservas Estatutarias y Ocasionales: Disposiciones fiscales	A disposición de la Asamblea	Fomento económico	Capitalización económica	Total	Ganancias no realizadas en inversiones	Valorizaciones	Revalorización del Patrimonio	Desvalorizaciones	Resultado de ejercicios	Utilidad del ejercicio anteriores	Patrimonio de los accionistas
Saldo al 31 de diciembre de 2005	$1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500,332.8	306,005.8	81,036.8	(44,469.3)	68,824.2	137,905.3	1,519,317.8
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	137,905.3	(137,905.3)	-
Reserva sobre valoración de inversiones	-	-	41,249.3	-	-	-	41,249.3	-	-	-	-	(41,249.3)	-	-
Reserva para futuros repartos	-	-	-	58,513.1	-	-	58,513.1	-	-	-	-	(58,513.1)	-	-
Liberación de reservas ocacionales	-	-	(1,032.1)	-	-	-	(1,032.1)	-	-	-	-	1,032.1	-	-
Dividendo en efectivo de $1,254.47 Por acción para las 9,298,994 acciones con dividendo preferencial y sin derecho a voto de las acciones suscritas y pagadas al 31 de diciembre de 2005, correspondiente a los dividendos acumulados pendientes de pagar por por cada uno de los ejercicios de los Años 2002 $356.56, 2003 $436.94 y 2004 $460.97. Este dividendo se canceló el 15 de marzo de 2006	-	-	-	-	-	-	-	-	-	-	-	(11,665.2)	-	(11,665.2)
Dividendo en efectivo de $658.47 por acción sobre las 146,299,761 acciones suscritas y pagadas a diciembre 30 de 2005. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2006.	-	-	-	-	-	-	-	-	-	-	-	(96,334.0)	-	(96,334.0)
Movimiento del ejercicio	-	-	-	-	-	-	-	(63,954.4)	23,148.7	-	(3,237.9)	-	-	(44,043.6)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	114,546.8	114,546.8
Saldo al 30 de junio de 2006	1,463.0	382,257.6	126,165.6	58,513.1	8.8	4.4	184,691.9	436,378.4	329,154.5	81,036.8	(47,707.2)	0.0	114,546.8	1,481,821.8
Traslado de pérdidas del ejercicio a Resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	114,546.8	(114,546.8)	-
Liberación reserva para futuros repartos Constituida en septiembre de 2006	-	-	-	(58,513.1)	-	-	(58,513.1)	-	-	-	-	58,513.1	-	-
Liberación de reservas sobre valoracion de inversiones (2004 No gravado)	-	-	(15,727.5)	-	-	-	(15,727.5)	-	-	-	-	15,727.5	-	-
Reserva sobre valoración de inversiones decreto 2336/95	-	-	16,851.4	-	-	-	16,851.4	-	-	-	-	(16,851.4)	-	-
Reserva para futuros repartos	-	-	-	69,672.4	-	-	69,672.4	-	-	-	-	(69,672.4)	-	-
Dividendo en efectivo de $699.00 Por acción sobre 146,299,761 Acciones (137,000,767 acciones ordinarias y 9,298,994 acciones con dividendo preferencial y sin derecho a voto) acciones suscritas y pagadas al 30 de junio de 2006. Este dividendo se cancelará en seis (6) cuotas mensuales.	-	-	-	-	-	-	-	-	-	-	-	(102,263.5)	-	(102,263.5)
Capitalización de la cuenta revalorización del patrimonio, de valor nominal de $10.00, A razón de 1 accion ordinaria por 19 acciones ordinarias y 1 accion preferencial por 19 Preferenciales, de las cuales sean titulares al cierre del 25 de agosto de 2006. Tanto para las acciones ordinarias como para las preferenciales, el valor unitario de las acciones que serán entregadas se establece en $10,128.67.	77.0	77,888.2	-	-	-	-	-	-	-	(77,965.2)	-	-	-	-
Movimiento del ejercicio	-	-	-	-	-	-	-	(388,049.6)	3,885.1	0.1	(1,420.3)	(0.1)	-	(385,584.8)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	558,277.9	558,277.9
Saldo al 31 de diciembre de 2006	$1,540.0	460,145.8	127,289.5	69,672.4	8.8	4.4	196,975.1	48,328.8	333,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,151.4

Véanse las notas que acompañan los Estados Financieros

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabilidad (*)
T.P. 40995-T

Oscar Darío Morales R.
Revisor fiscal T.P. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Notas a los Estados Financieros

31 de Diciembre y 30 de Junio de 2006

NOTAS A LOS ESTADOS FINANCIEROS 31 DE DICIEMBRE Y 30 DE JUNIO DE 2006

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones. Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(Entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida), en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumento su capital autorizado a $1.600 millones

A través de la Asamblea General de Accionistas celebrada el 7 de marzo de 2006, Acta No 061 , se realizó la reforma al artículo 59 de los Estatutos, con el fin de establecer cierres contables semestrales con corte a 30 de junio y 31 de diciembre. Dicha reforma se protocolizó mediante Escritura Pública No. 979 del 22 de marzo de 2006. El último cierre contable anual se efectuó con corte al 31 de diciembre de 2005.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 6 agencias y 4 oficinas en distintas ciudades del país, al 31 de diciembre de 2006, la Corporación no tiene corresponsales no bancarios. Cuenta con 320 empleados directos, 9 indirectos y 48 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Proyecto de Energía S.A. General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A. y Frigoríficos Colombianos S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual de los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo. Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo

contemplado en la Circular 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingresos diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos, en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifican en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen mas de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Fondos Interbancarios Vendidos y Pactos de Venta

Bajo estos rubros se clasifican: i) Las colocaciones que hace la Corporación en instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días, ii) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias y (iii) las transacciones denominadas over nigth realizadas con bancos del exterior utilizando fondos de la Corporación en poder de entidades financieras del exterior. Los rendimientos de fondos interbancarios vendidos y comprados son abonados o cargados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía denominadas "compromisos de retroventa de inversiones o de cartera negociada" se contabiliza en el activo cuando la Corporación es la acreedora; y en el pasivo bajo la denominación compromisos de retroventa de inversiones o de cartera negociada" cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso.

La Corporación considera como equivalentes de efectivo, para efectos del estado de flujo de efectivo, los fondos interbancarios vendidos y pactos de reventa.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 2 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

Criterios para la valoración de inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

Cuadro 2. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clase			Valoración	Contabilización
Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del período.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año se pueden reclasificar en las anteriores categorías.	Utilizan los precios, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: • La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. • La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta-títulos participativos		Con baja o mínima bursatilidad que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran diariamente de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración y sus resultados se registran con la misma frecuencia, así: Baja o mínima bursatilidad o sin ninguna cotización se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de capitalizar la cuenta de revalorización del patrimonio; se registran como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte el superávit. Cuando se trate de dividendos o utilidades en efectivo, se registra como ingreso el valor del superávit por valorización, se revierte dicho superávit, y el monto de los dividendos que exceda el mismo se debe contabilizar como un menor valor de la inversión.
			Media bursatilidad con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones.	Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión.
			Alta bursatilidad con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Los dividendos o utilidades que se repartan en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que haya sido contabilizado como ganancia acumulada no realizada durante el ejercicio al cual corresponden las utilidades y revalorización del patrimonio distribuidas, con cargo a esta última. El recaudo de los dividendos en efectivo se contabiliza como un menor valor de la inversión.

- **Objetividad**. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad**. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes**. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo**. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del registro contable de la misma

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la superintendencia respectiva puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación	Valor máximo	Calificación	Valor máximo
Largo plazo	(%)	Corto plazo	(%)
BB+, BB, BB-	Noventa (90)	3	Noventa (90)
B+, B, B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD, EE	Cero (0)	-	

Valores o títulos de emisiones o emisores no calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

(e) Cartera de Créditos

Registra los créditos otorgados por la Corporación bajo las distintas modalidades autorizadas. Los recursos utilizados en el otorgamiento de los créditos provienen de recursos propios, del público en la modalidad de depósitos y de otras fuentes de financiamiento externas e internas.

Los préstamos se contabilizan por el valor del desembolso, excepto las compras de cartera "factoring", las cuales se registran al costo.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Financiera se establecieron los principios y criterios generales que las entidades vigiladas deben adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente define las instancias de gobierno corporativo o de control que deben adoptar, las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Con la Circular Externa 020 de 2005 la Superintendencia Financiera adopta el modelo de referencia de cartera comercial MRC incorporado el Capitulo II de la Circular 100, el cual debe ser aplicado por todas las entidades vigiladas sujetas al SARC a partir del 1° de julio de 2007.

La estructura de la cartera de créditos contempla dos (2) modalidades de crédito:

Consumo

Se entiende como créditos de consumo los créditos otorgados a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales ni empresariales.

Comerciales

Son los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas distintas a la microempresas.

Periodicidad de Evaluación

La Corporación evalúa la totalidad de la cartera a cargo de clientes cuyo endeudamiento con la Corporación sea superior a trescientos (300) salarios mínimos legales mensuales, independiente de la clase de cartera, semestralmente en los meses de mayo y noviembre. El resultado de esta evaluación se registra al cierre del mes siguiente. Mensualmente se actualiza el comportamiento de la cartera a cargo de los clientes, en lo que respecta a abonos, cancelaciones, castigos y altura de mora de las operaciones.

Criterios para la Evaluación del Riesgo Crediticio

La Corporación evalúa la cartera comercial con base en los siguientes criterios: La capacidad de pago del deudor y sus codeudores, así como el flujo de caja del proyecto, de conformidad con información financiera actualizada y documentada; servicio de la deuda y cumplimiento de los términos pactados; información proveniente de centrales de riesgo, consolidadas con el sistema y de las demás fuentes de información comercial de las cuales dispone la institución, también se considera la información relacionada con el conglomerado económico.

Calificación del Riesgo Crediticio

La Corporación califica las operaciones de crédito con base en los criterios mencionados anteriormente y se clasifican en una de las siguientes categorías de riesgo crediticio.

Categoría	Comercial	Consumo	Microcrédito	Vivienda
"A" Riesgo Normal	Créditos vigentes y hasta 1 mes de vencidos	Créditos vigentes y hasta 1 mes de vencidos	Créditos vigentes y hasta 1 mes de vencidos	Con instalamentos al día o vencidos hasta de 2 meses
"B" Riesgo Aceptable	Créditos con más de 1 mes y hasta 3 meses de vencimiento	Créditos con vencimientos superiores a 1 mes y hasta 2 meses	Créditos con vencimientos superiores a 1 mes y hasta 2 meses	Con vencimientos superiores a 2 meses y hasta 5 meses
"C" Riesgo Apreciable	Créditos con más de 3 meses y hasta 6 meses de vencidos	Créditos con vencimientos superiores a 2 meses y hasta 3 meses	Créditos con vencimientos superiores a 2 meses y hasta 3 meses	Con vencimientos superiores a 5 meses y hasta 12 meses
"D" Riesgo Significativo	Créditos con más de 6 meses y hasta 12 meses de vencidos	Créditos con vencimientos superiores a 3 meses y hasta 6 meses	Créditos con vencimientos superiores a 3 meses y hasta 4 meses	Con vencimientos superiores a 12 meses y hasta 18 meses
"E" Riesgo de Incobrabilidad	Créditos con más de 12 meses de vencidos	Créditos con vencimientos de más de 6 meses	Créditos con vencimientos de más de 4 meses	Con vencimientos de más de 18 meses

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Provisión para Cartera de Créditos

Se deben constituir provisiones con cargo al estado de ganancias y pérdidas, así:

Provisión General

Una provisión del uno por ciento (1%) del total de la cartera bruta.

Provisión Individual

Sin perjuicio de la provisión general, las provisiones individuales para la protección de los créditos calificados en categorías de riesgo ("A", "B", "C", "D" y "E") tendrán como mínimo los siguientes porcentajes:

Categoría	Comercial y consumo			
	Capital	Intereses y otros conceptos	Capital	Intereses y otros conceptos
A - Normal	1%	1%	1%	1%
B - Aceptable	3.2%	3.2%	3.2%	3.2%
C - Apreciable	20%	100%	10%	100%
D - Significativo	50%	100%	20%	100%
E - Incobrable	100%	100%	30%	100%

Desde octubre de 2001, los créditos de vivienda deben mantener una provisión sobre la parte garantizada, en el porcentaje que corresponda de acuerdo con la calificación. Sobre la parte no garantizada la provisión debe ser el cien por ciento (100.0%) a partir de que la obligación sea calificada como "B" (aceptable).

Si durante dos (2) años consecutivos, el crédito permanece en la categoría "E", el porcentaje de provisión, sobre la parte garantizada, se elevará al sesenta por ciento (60.0%). Si transcurre un (1) año adicional en estas condiciones, el porcentaje de provisión sobre la parte garantizada se elevará al cien por ciento (100.0%).

Reglas de Alineamiento

Cuando la Corporación califica en "B", "C", "D" o "E" cualquiera de los créditos de un deudor lleva a la categoría de mayor riesgo los demás créditos o contratos de la misma clase otorgados a dicho deudor, salvo que demuestre a la Superintendencia Financiera la existencia de razones valederas para su calificación en una categoría de menor riesgo.

Las calificaciones propias deberán alinearse con las de otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el veinte por ciento (20%) del valor de los créditos respectivos según la última información disponible en la central de riesgos. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en la calificación.

Cuando la Superintendencia Financiera califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, sus otros créditos de la misma clase son llevados a la misma calificación.

Efecto de las Garantías Idóneas sobre la Constitución de Provisiones Individuales

Las garantías para los créditos sólo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas, se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el setenta punto cero por ciento (70.0%) del valor de la garantía.

Garantía no Hipotecaria

Tiempo de mora	Porcentaje de cobertura
0 - 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Garantía Hipotecaria o Fiducia Mercantil

Tiempo de mora	Porcentaje de cobertura
0 - 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

Las provisiones individuales de la cartera calificada en categoría de riesgo "A" y "B" , se constituyen sin descontar el valor de las garantías idóneas.

Garantías prendarías que versen sobre establecimientos de comercio o industriales del deudor, hipotecarias sobre inmuebles en donde opere o funcione el correspondiente establecimiento y garantías sobre inmuebles por destinación que formen parte del respectivo establecimiento son tomadas al cero por ciento (0.0%).

Provisiones Respecto de Procesos de Concurso Universal de Acreedores

En lo relativo a los créditos a cargo de personas que sean admitidas en procesos de concurso universal de acreedores, se califican inmediatamente en la categoría "E" sujetándose a la constitución de provisiones, suspensión de causación de rendimientos y otros conceptos previstos para esta categoría.

La calificación de los créditos y las provisiones constituidas deberán mantenerse hasta que se apruebe el acuerdo concursal. Si este acuerdo tiene por objeto la recuperación y conservación de la empresa, podrán a partir de la fecha en la cual se produzca, reclasificarse en categoría "D" las provisiones solo podrán reversarse gradualmente durante el año siguiente a la aprobación, mediante alícuotas mensuales, hasta alcanzar el cincuenta por ciento (50.0%) del valor total del capital.

Si el acuerdo para recuperar la empresa se aprueba antes del año siguiente a la admisión al concordato, se pueden reclasificar los créditos a categoría "D" y las provisiones se ajustan de inmediato al cincuenta por ciento (50%) del valor del crédito si son inferiores a dicho valor; en caso contrario, se reversarán dentro del año siguiente.

(h) <u>Aceptaciones y Derivativos</u>

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos

para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(i) Bienes Realizables y Recibidos en Dación de Pago

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(j) Provisión Bienes Realizables y Recibidos en Dación de Pago

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de

concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDPS muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(k) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(l) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

Otros Activos

(m) Gastos pagados por anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.
- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(n) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos

- Las remodelaciones en un período no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años.

- Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Las utilidades y pérdidas por ajuste de valoración de inversiones según resolución 1227 de julio de 2006,se amortizarán por un año a partir del 18 de julio de 2006.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(o) <u>Derechos en Fideicomisos</u>

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(p) Valorizaciones

Activos objeto de valorización

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles y vehículos.
- Bienes de arte y cultura

Contabilización

Las Inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(q) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(r) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación, también se registran ingresos por ventas de bienes a crédito, los cuales se causan al ingreso a medida que se van recaudando.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

(s) Pensiones de Jubilación

El instituto de Seguro Social (ISS) y otras entidades autorizadas por la ley (desde 1994) reciben contribución de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al segundo y primer semestre del año 2006, se hizo contemplando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001.

(t) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

(u) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(v) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2006, las tasas fueron de $ 2,238.79 y $2,579.08, respectivamente.

(w) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(x) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(y) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(z) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 31 de diciembre y 30 de junio de 2006, el promedio ponderado de las acciones en circulación fue de 150.875.481 y 146.299.761, respectivamente.

(aa) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año o (pérdida) y el efectivo provisto por las actividades de operación.

(bb) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio

Ajustes por Inflación

La norma especial establece que solo se ajustan por inflación las cuentas de orden cuyo tratamiento de ajuste está dado por las disposiciones tributarias vigentes. De acuerdo con la Ley 1111 de 2006 se eliminan los ajustes por inflación para efectos fiscales a partir del 2007. La norma de contabilidad generalmente aceptada establece que para renovar el efecto de la inflación se deben ajustar los activos no monetarios y patrimonio.

(3) Cesión Activos, pasivos y Contratos

La Asamblea de accionistas en cesión extraordinaria celebrada al día 18 de abril de 2006 aceptó la oferta del Banco de Bogotá para adquirir, mediante la cesión de activos, pasivos y contratos la cartera de Corficolombiana. Operación que fue aprobada mediante la resolución 0856 del 23 de mayo de 2006, por la Superintendencia Financiera. La operación se llevó a cabo el 2 de junio de 2006 así: cesión de cartera por valor de $1,818.044.3 y pasivos por CDTS y obligaciones financieras por $1,800.842.9

Como consecuencia de la operación de cesión la Corporación y el Banco de Bogotá, con el fin de facilitar algunos procesos operativos suscribieron un contrato mediante el cual la Corporación prestará al Banco los servicios de administración y soporte tecnológico, este contrato tiene una duración de tres meses prorrogable.

La operación se realizó con la venta directa al Banco de la cartera A y B y con el valor neto de la cartera C y D (capital, intereses, menos provisiones); se constituyó el patrimonio autónomo A con la cartera neta calificada en E, y con los casos especiales de la cartera D se constituyó el patrimonio autónomo B. Los derechos fiduciarios sobre estos patrimonios fueron cedidos al banco de Bogotá. La entidad en la que se constituyeron estos fideicomisos es Fiduciaria Bogotá S. A.

Los beneficios o recuperaciones recibidos en el patrimonio autónomo B en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana.

El detalle de la operación es el siguiente:

Concepto	Vlr Cesión activos	Vlr Cesión pasivos	Vlr pagado	Utilidad venta cartera	Pérdida venta derechos	Reversión provisiones	Gastos fiscales	Utilidad neta
	Junio 2006							
Cartera A -B *	1,742,470.0	1,742,947.5	28,535.5	29,013.0	-	25,064.0	7,053.7	47,023.3
Derechos en Fidecomisos Patrimonio A	65,840.1	48,161.2	-	-	17,678.9	-	194.7	(17,873.6)
Derechos en Fidecomisos Patrimonio B	9,734.2	9,734.2	-	-	-	-	40.0	(40.0)
	1,818,044.3	1,800,842.9	28,535.5	29,013.0	17,678.9	25,064.0	7,288.4	29,109.7

* Incluye intereses.

(4) Cambios en políticas y estimaciones contables

- La Asamblea de Accionistas del 7 de marzo de 2006 decidió modificar, a partir del año 2006, el período contable de la Corporación de un cierre anual al 31 de diciembre por dos cierres semestrales con corte al 30 de junio y 31 de diciembre.

- La Superintendencia Financiera mediante las Resoluciones 1227, 1822 y 1907 de julio y octubre de 2006, estableció una metodología de ajustes y actualización de márgenes de valoración por una sola vez el día 18 de julio de 2006 para títulos diferentes de TES clase B, en particular títulos emitidos por Fogafín, títulos de deuda publica distintos de TES de orden diferente al nacional, títulos emitidos por bancos, títulos emitidos por entidades del sector real, otras titilaciones crediticias y títulos emitidos por entidades financieras. Las pérdidas o utilidades que se produjeron como resultado de la valoración realizada de acuerdo con la metodología establecida por la resolución podrán ser diferidas y amortizadas durante un año en alícuotas diarias a partir del 18 de julio de 2006. Los efectos de la aplicación de esta Resolución se presentan en la notas 7 y 13.

- En agosto de 2006 la Corporación reclasificó los Derechos en fideicomisos recibidos en dación en pago junto con sus provisiones al rubro de Otros Activos-Derechos en Fideicomisos por valor de $15,712.7 y provisiones por $12,357.3, acogiéndose a la dinámica del Plan Unico de Cuentas. Esta reclasificación no tuvo ningún efecto en el Estado de Resultados. Estos activos se continúan valorando y provisionando con las normas aplicables a los bienes recibidos en dación en pago.

(5) Disponible

	Diciembre 2006	Junio 2006
Moneda legal		
Banco de la República	$46,488.6	$49,030.4
Bancos y otras entidades financieras	111,200.8	15,746.2
	157,689.4	64,776.6
Moneda extranjera		
Caja	10.6	9.2
Banco de la República	14.0	87.5
Bancos y otras entidades financieras	4,656.9	406.1
	4,681.5	502.8
Remesas en transito	-	113.4
	162,370.9	65,392.8
Provisión	(154.9)	(18.7)
	$162,216.0	$65,374.1

No existían otras restricciones sobre el disponible diferentes al encaje.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 31 de diciembre y 30 de junio de 2006 fue de $154.9 y $18.7 respectivamente.

(6) Fondos Interbancarios Vendidos y Pactos de Reventa

	Diciembre 2006	Junio 2006
Compromisos de Reventa de Inversiones	$185.1	$130.0
Fondos Interbancarios Vendidos	177,309.1	253,672.6
	$177,494.6	$253,802.6

Correspondían principalmente a operaciones Overnight. Las tasas utilizadas en estas operaciones durante el segundo semestre de 2006 oscilaron entre el 7.61% y 5.35% y en el primer semestre entre el 8.1% y 5,0%. Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes al año 2006 no se presentaron incumplimientos.

(7) Inversiones

	Diciembre 2006	Junio 2006
Inversiones Negociables en títulos de deuda		
Títulos de deuda pública emitidos o garantizados por la Nación	$197,621.3	$62,820.9
Títulos de deuda externa emitidos o garantizados por la Nación	20,572.7	3,014.6
Títulos emitidos o avalados o garantizados por el Fogafín	637.1	2,655.4
Títulos emitidos por el Banco de la República	757.9	5,383.2
Títulos de Contenido crediticio derivado de procesos de titularización de subyacentes distintos de cartera hipotecaria	64,325.0	3,934.0
Títulos emitidos avalados, aceptados o garantizados por instituciones vigiladas por la Superfinanciera	98,373.5	60,990.4
Títulos emitidos por entidades no vigiladas por la Superfinanciera	25,536.3	20,445.6
Títulos emitidos por residentes en el Exterior	-	1,169.1
Otros títulos de deuda pública	8,963.5	1,722.3
	$416,787.3	$162,135.5
Inversiones para mantener hasta el vencimiento		
Títulos de Deuda Pública interna emitidos por la Nación		
Títulos Tes	-	$8,468.0
Títulos de Reducción de Deuda	3,013.9	34,021.6
Títulos de Desarrollo Agropecuario	16.7	-
	3,030.6	42,489.6
Títulos Emitidos, avalados, garantizados o aceptados por bancos del exterior		
Pagaré Avantel S,A,	337.9	432.3
	$3,368.5	$42,921.9
Inversiones disponibles para la venta		
Títulos de deuda pública internos emitidos o garantizados por la Nación		
Tes	$24,065.1	$1,924.2
Bonos Hipotecarios Estructurados	-	$803.2
Títulos emitidos avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera		
Banco de Interacción económica	4,494.4	3,875.8
Boceas	2,710.8	3,444.4
	$31,225.3	$10,047.6
Derechos de Recompra de Inversiones Negociables en Títulos de deuda		
Títulos de deuda pública emitidos por la nación		
Inversiones negociables Títulos de Deuda	$288,850.6	$286,451.9
Disponibles para la venta	230,508.8	308,121.1
Para mantener hasta el vencimiento	71,726.5	51,131.4
	$591,085.9	$645,704.4

En cumplimiento con las instrucciones impartidas en la resolución número 1227 de julio 18, resolución 1822 de octubre 13 y la resolución 1906 de octubre 25 de 2006, en las cuales se realiza la aplicación de las "Metodologías de ajuste y actualización de márgenes de valoración" emitidas por la Superintendecia Financiera, se presenta el impacto de la aplicación de las mismas:

a. Resolución 1227 de julio 18 de 2006, la Corporación Financiera Colombiana S.A. informó oportunamente a la junta directiva y sus accionistas la decisión de amortizar en alícuotas diarias según lo autorizado en dicha resolución la pérdida total de $2.413.1, producto de la aplicación de los márgenes ajustados de valoración, hasta alcanzar el 100% de las mismas en un

período máximo de un año a partir de esta fecha, es decir la amortización vence el 18 de julio de 2007.

Los títulos objeto de la aplicación de los márgenes de valoración fueron los correspondientes a: "Títulos emitidos por Bancos", "Títulos emitidos por entidades del sector real", "Títulos emitidos por Fogafin" , 'Títulos emitidos por otras entidades Financieras", "Otras Titularizaciones crediticias" y "Títulos deuda pública distintos de TES de orden diferente al nacional"; estos títulos fueron clasificados de acuerdo con la tasa de referencia a la cual se encontraban indexados DTF, IPC y TASA FIJA. El saldo pendiente de diferir a diciembre 31 de 2006 es de $1,321.0

Así mismo se elaboró el instructivo a la aplicación de la resolución 1227 de julio/2006 por el departamento de organización y métodos, el cual fue aprobado y divulgado por el representante legal de la Corporación.

b. Resolución 1822 de octubre 13 de 2006, la Corporación Financiera Colombiana S.A. decidió llevar directamente al estado de resultados y al patrimonio según correspondió, el impacto generado el día 17 de octubre de 2006, como resultado de la aplicación de esta resolución; la pérdida generada y llevada al P y G ascendió a $3.3 ; de igual forma se generó una utilidad por realizar en la cuenta patrimonial en títulos clasificados como disponibles para la venta por $10 362.5 producto del ajuste de márgenes de valoración en títulos correspondientes a "Tes IPC", "Títulos de deuda pública del orden Nacional distintos de TES", "Títulos de reducción de deuda"," y " Títulos emitidos por entidades multilaterales" descritos y ajustados en esta resolución.

c. Resolución 1906 de octubre 25 de 2006, el resultado generado por la aplicación de esta resolución fue de $0 (Cero pesos mcte.), producto de ajuste de márgenes de valoración en títulos de los códigos de agrupación 20 y 21 que corresponden a "Títulos de desarrollo agropecuario clase A y B" los cuales se encuentran clasificados según el capitulo I de la CBCF como "Al vencimiento" por lo tanto su valoración es a TIR de compra y no sufrieron ninguna variación en los ajustes y actualización de los márgenes de valoración a que hace referencia la presente resolución.

Los resultados de la aplicación de estas resoluciones y sus respectivos valores fueron informados oportunamente a la junta directiva y a la Superintendencia Financiera según los términos contemplados en cada una de ellas.

	Diciembre 2006		
Negociables - Títulos Participativos	**Capital social**	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Mineros S.A.	$158,953.0	6.98	$43,102.4
			43,102.4
En el Sector Financiero			
Banco de Occidente S.A.	3,827.0	0.26	6,853.3
			$49,955.7
En Fondos Comunes Ordinarios	-	-	38,985.6
			$88,941.3

	Junio 2006		
Negociables - Títulos Participativos	**Capital social**	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Textiles Fabricado Tejicondor S.A.	$23.1	0.44	$914.7
Mineros S.A.	158,953.0	6.98	34,101.5
			35,016.2
En el Sector Financiero			
Banco de Occidente S.A.	$3,827.0	0.27	6,179.9
			$41,196.1
En Fondos Comunes Ordinarios	-	-	37,960.8
			$79,156.9

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

	Diciembre de 2006									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	10,146.4	126,654	33.33%	2,258.5	3,356.8	3,381.8	2	-	-	3,356.8
Agrotimbio S.A.	2,267.2	54,000	525.38%	1,398.6	1,318.0	575.4	4	-	-	1,318.0
Alimentos derivados de la Caña	-	52,000	0.31%	26.1	26.1	98.9	-	-	-	-
Aquacultivos del Caribe S. A.	9,672.9	106,000	5.47%	658.8	477.4	529.1	4	51.7	-	-
AV Villas (Acciones Ordinarias) (d)	508,980.5	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	508,980.5	20,763	0.01%	27.5	85.5	50.9	2	-	-	34.7
Banco Corfivalle Panamá S.A.	USD$6,484,738.1	6,019,000	100.00%	13,475.3	13,475.3	14,518.0	2	1,042.7	-	-
Bladex S.A.	-	2.070	0.00%	46.1	46.1	76.9	1	30.8	-	-
C.I. Yumbo S.A.	21,314.4	11.001	0.10%	12.7	11.3	21.3	6	10	-	-
Caribu Internacional S.A. (b)	-	782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS.A. (a)	7,465.9	947,179	94.50%	1,017.2	4,543.7	7,055.3	2	2,511.50	-	-
Centro Motor S.A.	3,760.9	28,417	10.62%	257.0	399.4	399.4	4	-	-	-
Colmotores S.A.	562,229.5	38,496	0.12%	246.3	78.9	663.4	1	584.5	-	-
Colombiana de Extrusión S.A. Extrucol	16,852.0	315,420	20.00%	2,526.0	1,784.8	3,370.4	3	1,585.6	-	-
Colombiana de Licitaciones y Conce. L.	29,898.9	1,964,422	99.99%	16,836.1	20,437.2	29,897.2	2	9,459.9	-	-
Colombina S.A.	268,318.4	32,683,321	7.59%	10,184.1	14,823.6	20,365.4	3	5,541.8	-	-
Compañía Aguas de Colombia	5,200.7	560,000	20.00%	448.4	1,096.7	1,040.1	3	-	90.0	841.0
Concesionaria Tibitoc S.A.	44,591.6	9,086,933	33.33%	11,959.1	9,822.7	14,863.9	2	5,041.2	-	-
Corporación Andina de Fomento	USD$756.0	12	0.00%	287.2	195.9	338.5	2	142.6	-	-
Coviandes S.A.	105,493.0	68,002	0.25%	237.4	92.8	263.7	3	171.0	-	-
Deposito Central de Valores-Deceval	49,163.9	15,953	3.67%	822.1	1,177.4	1,806.1	2	628.7	-	-
Enka de Colombia S.A.	373,311.0	20,734,072	0.35%	1,721.8	2,205.4	1,306.6	6	-	415.2	1,172.3
Estudios Proyectos e Inver. de los Andes	88.989	31,665,997	94.87%	52,437.5	40,980.3	84,428.2	2	43,447.9	-	-
Eternit Colombiana S. A.	44,125.9	99,850	0.26%	138.8	69.6	109.5	4	39.9	-	-
Fiduciaria Corficolombiana S.A. (a)	25,896.7	16,562,232	94.50%	16,694.2	16,340.7	24,472.4	2	8,131.7	-	-
Fiduciaria Occidente S. A.	45,199.2	562,189	4.99%	756.3	1,483.8	2,257.5	4	773.7	-	-
Frigoríficos Colombianos S.A.	4,522.2	22,401,139	45.16%	2,918.7	3,094.7	2,042.3	2	-	1,052.4	-
Futbolred.com S.A.	-2,975.3	120,000	35.67%	361.6	361.6	-10.6	7	-	-	361.6
Gas Natural S.A. E.S.P.	575,150.7	621,866	1.68%	28,873.5	28,873.5	30,059.2	2	1,185.7	-	-
Gasoducto del Tolima S.A.	8,799.1	230,711	5.80%	305.7	305.7	510.2	6	204.5	-	-
General de Inversiones S.A.	1.1	1,890	94.50%	1.9	1.9	1.0	2	-	0.9	-
Hoteles Estelar de Colombia S.A.	125,899.3	24,286,705	84.91%	69,052.1	40,924.5	106,901.1	2	65,976.6	-	-
Huevos Oro rein.	**10,845.5**	1,133,593	**99.99%**	11,283.5	11,197.4	**10,845.6**	3	-	351.8	4,331.7
IBC Solutions	USD$1,443,132	2,499,275	37.50%	3,490.0	5,595.4	1,211.7	2	-	4,383.7	-
Inducarbón	609.4	2,528	0.9%	1.1	1.1	0.5	9	-	-	1.1
Industria Colombo Andina-Inca S.A.	17,553.6	1,985,607	0.67%	44.3	72.1	118.3	5	-	-	4.5
Industrias Lehner S.A.	11,289.1	17,951,215	48.15%	7,851.5	9,984.4	5,436.1	3	-	4,548.3	2,373.6
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	10,229.5	3	3,905.7	-	-
Inversiones Extrucol S.A.	3,558.7	315,420	20.00%	62.5	62.5	711.7	3	649.3	-	-
Jardin Plaza S.A.	-	888,000	17.76%	10,031.1	10,031.1	5,851.0	-	-	-	
Leasing de Occidente S.A.	125,578.1	289,511,268	45.24%	18,663.9	49,410.0	56,813.5	2	7,403.5	-	-
Leasing Corficolombiana S.A. (a)	49,517.8	91,177,928	94.50%	23,959.7	27,552.5	46,794.3	2	19,241.9	-	-
Lloreda S.A.	116,660.4	419,990,393	56.26%	65,955.6	131,324.0	65,637.1	3	-	32,572.4	98,751.6
Metrex S.A.	9,661.4	321,782	10.11%	249.3	249.3	976.8	3	-	-	91.0

Continúa ⟶

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad ***(Continuacion)***

	Diciembre de 2006									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización de mercado	Desvalorización	Provisión
Organización Pajonales S.A (e)	71,973,7	1,060,813	94.99%	24,757.9	24,757.9	68,367.3	7	43,609.4	-	-
Proyectos de Energía S.A. (g)	-	145,150,846	94.99%	129,189.2	162,489.5	190,469.0	2	27,979.5	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	111.1	6.9	8	-	-	111.1
Petróleos Nacionales S.A. (b)	-	6,235,383	19.54%	257.3	257.3	-	10	-	-	257.3
Pizano S.A.	163,930,5	16,540,378	25.52%	24,567.9	21,965.5	41,841.7	4	-	-	6.439.3
Plantaciones Unipalma de los Llanos S.A.	47,473,7	1,054,175,677	54.53%	17,005.5	12,665.8	25,887.7	2	13,221.8	-	-
Reinversiones S.A.	3,897,5	437,266	3.02%	9.6	9.6	117.7	4	-	-	3.8
Promisión Celular S.A. Promicel	16,275,3	4,680,420	16.64%	5,642.5	4,803.8	2,708.8	4	-	2,095.0	-
Promotora de Inversiones Ruitoque S. A.	39,244,8	43,289,334	3.03%	390.8	939.1	1,190.5	4	-	-	358.1
Promotora Inmobiliaria La Esperanza S.A.	7,037,8	11,089,059	55.51%	6,739.8	5,857.0	3,906.7	3	-	1,950.4	2,666.3
Promotora y Comerci. Turística Santamar	18,627,9	285,998,636	75.33%	10,028.6	8,796.9	14,032.6	3	-	1,667.4	257.3
Proyectos de Infraestructura S.A.	122,829,7	35,272,179	88.25%	26,795.0	89,359.7	108,393.4	3	19,033.6	-	-
Proyectos Energéticos del Cauca S.A.	40,231,3	17,955	10.70%	3,165.3	3,177.2	4,304.8	6	1,127.7	-	-
Sociedad de Inversiones en Energía S.A.	341,121,3	14,485,627	10.31%	21,174.6	18,985.4	36,525.0	3	17,539.6	-	-
Sociedad Hotelera Cien Internacional S.A.	16,406,9	133,393	0.39%	60.9	58.4	64.0	4	5.6	-	-
Sociedad Transpor. de Gas del Oriente S.A.	39,434,8	18,534,891	20.00%	3,705.6	4,023.3	7,887.0	6	3,863.7	-	-
Tejidos Sintéticos de Colombia S.A.	19,506,8	48,303,700	94.99%	11,619.7	15,133.1	18,529.4	3	3,396.4	-	-
Textiles el Espinal S.A.	40,726,0	7,107,259	8.56%	2,399.1	2,399.1	3,486.1	7	1,087.0	-	
Valle Bursátiles	719,6	134,277	1.33%	8.0	4.5	9.6	3	5.1	-	-
Valora S.A.	23,017,2	136,998,310	94.95%	22,110.9	19,247.9	21,854.9	3	2,607.1	-	-
Valores de Occidente S. A.	4,411,7	696,224	48.99%	1,265.8	1,435.4	2,161.7	2	726.3	-	-
Valores Diaco S.A.	103,995,8	1,971,995	0.14%	106.9	48.2	145.6	2	97.4	-	-

	Diciembre de 2006									
	Capital Social	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización de mercado	Desvalorización	Provisión
Ventas y Servicios S. A.	1,853.0	64,599	19.90%	232.6	219.8	368.8	3	149.2	-	-
Provisión General de Inversiones (c)	-	-	-	-	-	-	-	-	-	999.5
					$857,222.80			$312,211.8	$49,127.5	$126,874.9

(a) Antes Casa de Bolsa S.A.. Fiduciaria del Valle S.A.. Leasing del Valle S.A.
(b) No presentan valor de mercado porque La Corporación no tenía información actualizada a diciembre 31 de 2006. estas inversiones están totalmente provisionadas.
(c) Provisión para cubrir futuros riesgos.
(d) No se presenta valor de la inversión por ser menor el valor en libros en cifras expresadas en millones de pesos.
(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor Patrimonio al 26 y 19 diciembre de 2006.
(2) Valor Patrimonio al 30 de noviembre de 2006.
(3) Valor Patrimonio al 31 de octubre de 2006.
(4) Valor Patrimonio al 30 de septiembre de 2006.
(5) Valor Patrimonio al 31 de agosto de 2006.
(6) Valor Patrimonio al 31 de julio de 2006.
(7) Valor Patrimonio al 30 de junio de 2006.
(8) Valor Patrimonio al 31 de mayo de 2006.
(9) Valor Patrimonio al 30 noviembre de 2005.
(10) Valor Patrimonio al 31 diciembre de 1996.

Organización Pajonales S.A.

(e) El 5 de diciembre de 2006, la Superintendencia de Sociedades autorizó la reforma estatutaria consistente en la fusión de las sociedades denominadas Compañía Agropecuaria e Industrial Pajonales S.A., Agromáquinas S.A., Molino Pajonales S.A., Desmotadora del Norte del Tolima S.A., en la cual la primera será la absorbente y las demás las absorbidas, este hecho económico no generó variaciones significativas en el portafolio de la Corporación, cuyo efecto fue una disminución en las valorizaciones por $2.422,0.

Proyectos de Energía S.A.

(g) El 29 de diciembre de 2006 se registró la escritura pública No. 5111 de la Notaria Treinta y Seis de Bogotá otorgada el 26 de diciembre, mediante la cual se escinde la sociedad Central Hidroeléctrica Betania S.A. E.S.P, en consecuencia por efectos de la escisión Proyectos de Energía S.A pasa a ser propietaria de 3.271.505 acciones de la Empresa de Energía de Bogotá S.A. E.S.P y la Subestación Eléctrica. Este hecho económico no generó variaciones en los estados financieros de la Corporación.

Con Alta y Media Bursatilidad

	Diciembre 2006					
	Capital social	**Número de acciones**	**% de participación**	**Costo de adquisición**	**Valor en bolsa**	**Valor de mercado**
Con media bursatilidad						
Promigas S.A.(*)	13,198.5	19,123,532	14.37	$480,780.9	27,030.63	$516,921.1
Con alta bursatilidad						
Tablemac S.A.	20,543.0	3,019,057,079	11.88	4,226.6	6.96	21,012.6
				$485,007.5		$537,933.7
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						**$1,396,503.8**

(*) Para el mes de octubre de 2006. Promigas pasó de media a baja bursatilidad por lo anterior la Corporación realizó el ingreso que tenía contabilizado en el patrimonio como ganancias no realizadas por valor de $504.491,0. conforme con lo establecido en el literal d. del numeral 6.2.1 de capítulo I de la Circular Externa 100. El 26 de diciembre de 2006 se vendieron 13.211.427 acciones de Promigas S.A. a la sociedad Prisma Energy Internacional Inc.. equivalente al 9,94% del capital social. a un precio de $27.000 pesos por acción. a través de una operación de martillo realizada por la Bolsa de Valores de Colombia S.A. la cual generó una utilidad de $24.562,7. De conformidad con el artículo 1° del decreto 2336 de 1995 el ingreso generado por la aplicación de sistemas especiales de valoración que no se haya causado fiscalmente debe llevarse a una reserva. el valor que se constituirá sobre las ganancias no realizadas fiscalmente de Promigas S. A asciende $241.661,7.

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

	Junio de 2006									
	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	7,103.0	126,654	33.33%	2,258.5	3,356.8	2,367.4	2	-	-	3,356.8
Agrotimbio S,A,	2,326.8	547,005	25.38%	1,398.6	1,318.0	590.6	5	-	-	1,318.0
Alimentos derivados de la Caña	-	52,000	0.31%	-	26.1	-		-	-	-
Aquacultivos del Caribe S, A,	10,456.0	106,000	5.47%	658.8	477.4	541.4	3	64.1	-	-
AV Villas (Acciones Ordinarias)	441,422.8	11	0.00%	-	-	-	1	-	-	-
AV Villas (Acciones Preferenciales)	441,422.8	20,763	0.01%	27.5	85.5	40.8	1	-	-	44.9
Banco Corfivalle (Panama) S,A,	USD$6,172,821.5	6,019,000	100.00%	-	15,523.5	15,920.2	2	396.7	-	-
Bladex S,A,	-	2,070	0.00%	-	53.1	88.9	1	35.8	-	-
C,I, Yumbo S,A,	22,308.2	11,001	0.10%	12.7	11.3	21.7	3	10.4	-	-
Caribu Internacional S,A,	-	782,278,588	0.00%	-	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS,A,	7,169.9	883,575	94.50%	1,017.2	4,051.1	6,882.5	1	2831.5	-	-
Centro Motor S, A,	3,505.0	16,334	10.62%	257.0	382.8	372.2	2	-	-	10.7
CIA, Agrop,Ind,Pajonales S,A	53,388.1	836,160	94.51%	47,692.8	22,065.4	50,082.3	1	28,017.0	-	-
Colmotores S,A,	430,368.5	38,496	0.12%	246.3	78.9	505.6	3	426.7	-	-
Colombiana de Extrusión S,A, Extrucol	18,284.8	315,420	20.00%	2,526.0	1,847.3	3,657.0	1	1809.7	-	-
Colombiana de Licit, y Concesiones Ltda,	28,958.0	1,964,422	99.99%	16,836.1	20,437.2	28,957.9	1	8,520.7	-	-
Colombina S,A,	241,530.8	32,683,321	7.59%	10,184.1	14,823.6	18,330.1	3	3,506.5	-	-
Compañía Aguas de Colombia	5,031.2	560,000	20.00%	448.4	1,096.7	1,006.7	1	-	90.0	841.0
Concesionaria Tibitoc S,A,	43,780.0	9,086,933	33.33%	11,959.1	9,822.7	14,593.3	3	4,770.6	-	-
Corporación Andina de Fomento	-	11	0.00%	287.2	225.7	357.5	3	131.8	-	-
Coviandes S,A,	108,659.1	68,002	0.25%	237.4	92.8	269.7	2	176.9	-	-
Deposito Central de Valores-Deceval	41,529.1	15,953	3.67%	822.1	1,177.4	1,525.6	1	348.2	-	-
Desmontadora del Norte de Tolima	10,057.8	135,356	54.14%	7,632.4	926.3	5,546.5	1	4,620.2	-	-
Enka de Colombia S,A,	369,279.9	20,734,072	0.35%	1,721.8	2,205.4	1,291.7	2	-	430.0	1,172.2
Estudios Proyectos e Inv, de los Andes S,A,	100,817.9	31,665,997	94.87%	52,437.5	40,980.3	95,650.6	1	54,670.3	-	-
Eternit Colombiana S, A,	35,818.8	99,850	0.26%	138.8	69.6	92.0	3	22.4	-	-
Fiduciaria Corficolombiana S,A,	25,294.1	16,562,232	94.50%	16,694.2	16,340.7	23,902.9	1	7,562.3	-	-
Fiduciaria Occidente S, A,	42,569.4	562,189	4.99%	756.3	1,483.8	2,231.9	1	748.1	-	-
Frigoríficos Colombianos S,A,	3,855.0	22,401,139	45.16%	2,918.7	3,094.7	1,741.0	3	-	1,353.7	-
Futbolred.com S,A,	-2,975.3	120,000	0.00%	-	361.6	-	7	-	-	361.6
Gas Natural S,A, E,S,P,	-	621,866	1.75%	-	28,873.5	-	-	-	-	-
Gasoducto del Tolima S,A,	8,553.7	230,711	5.80%	-	305.7	496.0	5	162.1	-	-
General de Inversiones S,A,	1.1	1,890	94.50%	-	1.9	-	-	-	-	-
Hoteles Estelar de Colombia S,A,	122,515.4	24,286,705	84.91%	69,052.1	40,924.5	104,031.1	1	63,106.6	-	-
Huevos Oro Ltda,	10,721.7	1,133,593	99.99%	11,283.5	11,197.4	9,243.8	1	-	1,163.1	2,043.1
IBC Solutions	USD$1,600.3	2,668,025	37.50%	3,490.0	6,881.1	1,547.5	3	-	5,333.5	-
Inducarbón	609.4	2,528	0.09%	-	1.1	0.5	6	-	-	1.1
Industria Colombo Andina-Inca S,A,	15,483.5	1,985,607	0.67%	44.3	72.1	68.9	3	-	-	45.5
Industrias Lehner S,A,	11,510.0	17,911,269	48.04%	7,851.5	9,972.0	3,838.2	1	-	166.1	4,271.3
Ingenio la Cabaña	343,915.6	535,436	2.53%	7,144.8	6,323.9	9,802.8	5	3,479.0	-	-
Inversiones Holguin Hurtado S,A	44,683.7	500,743	4.22%	2,311.4	3,122.0	1,890.2	1	-	422.0	1,506.2
Jardin Plaza S,A,	-	888,000	13.00%	-	10,031.1	-	-	-	-	-
Leasing de Occidente S,A,	108,815.5	252,872,802	45.24%	18,663.9	42,210.1	49,229.3	1	7,019.2	-	-
Leasing Corficolombiana S,A,	46,289.9	86,269,744	94.50%	23,959.7	25,000.2	43,743.9	1	18,743.7	-	-
Lloreda S,A,	110,169.1	419,990,393	56.26%	65,955.6	131,324.0	61,986.4	1	-	32,572.4	69,983.1

Corficolombiana

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad *(Continuación)*

Junio de 2006

	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización de mercado	Desvalorización	Provisión
Mayaguez S.A	211,967.4	282,384	0.58%	728.4	683.9	1,221.0	3	537.1	-	-
Metrex S,A,	8,193.8	321,782	10.11%	-	249.3	828.6	1	-	-	91.0
Molino Pajonales	9,401.8	28,754	92.85%	6,251.8	1,812.9	8,729.9	1	6,917.0	-	-
N, Hurtado 6 CIA S,A,	65,079.9	2,364,953	8.98%	4,132.1	3,414.3	5,990.3	1	-	-	935.0
Proyectos de Energía S,A,	-	146,949,666	96.18%	129,189.2	164,503.2	-	3	26,747.3	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	127.9	6.1	5	-	-	127.9
Petróleos Nacionales S,A,	-	6,235,383	19.54%	-	257.3	-	8	-	-	257.3
Pizano S,A,	146,433.0	16,540,378	25.52%	24,567.9	21,965.5	30,677.4	1	-	-	6,439.3
Plantaciones Unipalma de los Llanos S,A,	45,656.4	1,054,175,677	54.53%	17,005.5	12,665.8	24,899.6	1	12,233.9	-	-
Proinversiones S,A,	3,629.3	437,266	3.02%	-	9.6	109.6	1	-	-	3.8
Promisión Celular S,A, Promicel	15,101.0	4,680,420	16.64%	5,642.5	4,803.8	2,513.3	3	-	2,290.5	-
Promotora de Inversiones Ruitoque S, A,	37,832.1	43,289,334	3.03%	390.8	939.1	1,069.9	3	-	-	358.1
Promotora Inmobiliaria La Esperanza S,A,	6,654.3	11,089,059	55.51%	6,739.8	5,857.0	3,693.9	3	-	2,163.3	2,666.3
Promotora y Comerc, Turística Santamar S,A,	18,356.9	285,998,636	75.33%	10,028.6	8,796.9	7,074.3	1	-	1,722.6	2,578.3
Proyectos de Infraestructura S,A,	120,030.6	35,272,379	88.25%	26,795.0	89,359.7	105,928.3	1	16,568.6	-	-
Proyectos Energéticos del Cauca S,A,	38,912.3	17,955	10.70%	3,165.3	3,177.2	4,163.7	5	986.6	-	-
Sociedad de Inversiones en Energía S,A,	362,962.3	14,483,115	10.31%	21,174.6	18,985.4	37,656.5	5	18,671.1	-	-
Sociedad Hotelera Cien Internacional S,A,	15,907.7	133,393	0.39%	60.9	58.4	62.5	3	2.4	-	-
Sociedad Transp, de Gas del Oriente S,A,	38,720.8	18,534,891	20.00%	3,705.6	4,023.3	7,744.2	1	3,721.0	-	-
Tejidos Sintéticos de Colombia S,A,	19,029.5	48,303,700	94.99%	11,619.7	15,133.1	18,076.2	1	2,943.1	-	-
Textiles el Espinal S,A,	40,555.6	7,107,259	8.56%	-	2,399.1	3,470.8	3	1,071.6	-	-
Valle Bursátiles	687.7	134,277	1.33%	8.0	4.5	9.2	1	4.7	-	-
Valora S,A,	94,381.6	136,998,310	94.95%	22,110.9	19,247.9	20,788.1	3	-	-	1,559.1
Valores Cineco S,A	66,703.6	73,639,104	2.85%	-	1,138.6	1,899.9	3	761.3	-	-
Valores de Occidente S, A,	4,235.0	696,224	48.99%	1,265.8	1,435.4	2,075.1	1	639.7	-	-
Valores Diaco S,A,	94,381.6	38,299,296	2.85%	2,076.3	936.3	2,783.2	1	1,846.9	-	-
Ventas y Servicios S, A,	1,743.0	64,599	19.90%	232.6	219.8	346.9	4	127.3	-	-
					$861,643.8			$304,960.1	$47,707.2	$100,753.9

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones por variaciones patrimoniales.
(1) Valor Patrimonio al 31 de mayo de 2006.
(2) Valor Patrimonio al 30 abril de 2006.
(3) Valor Patrimonio al 31 de marzo de 2006.
(4) Valor Patrimonio al 28 de febrero de 2006.
(5) Valor Patrimonio al 31 de diciembre de 2005.
(6) Valor Patrimonio al 30 de noviembre de 2005.
(7) Valor Patrimonio al 30 de junio de 2005.
(8) Valor Patrimonio al 31 de diciembre de 1996.

Con Alta y Media Bursatilidad

	Junio de 2006					
	Capital social	**Número de acciones**	**% de paticipación**	**Costo de adquisición**	**Valor (*) en bolsa**	**Valor de mercado**
Con media bursatilidad						
Promigás S,A, (+)	$13,198.5	32,334,959	24.31	$308,435.8	23,734.95	$767,468.7
Tablemac S,A,	20,543.0	3,(19,057,079	15.08	4,226.6	2.60	7,849.5
				$312,661.4		$775,318.2
Otros Titulos						
Fiducolombia/FCEC hidrocarburos (1)						$1,532,8
Fibratolima						1,347,3
						$2,880,1
Total Inversiones Disponibles para la Venta						**$1,639,842,1**

(1) La inversión en Fiducolombi/FCEC Hidrocarburos, fue recl asificada a inversiones negociables en octubre de 2006.
No existen restricciones económicas y jurídicas sobre las Inver iones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos partici ativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Diciembre 2006	**Junio 2006**	**Diciembre 2006**	**Junio 2006**
Aerocali S.A.	D	D	$3,356.8	$3,356.8
Agrotimbío S.A.	E	E	1,318.0	1,318.0
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Centro Motor S.A.	A	A	-	-
Cía. Agrop. Ind. Pajonales S.A.	-	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Desmotadora del Norte del Tolima S.A.	-	A	-	-
Enka de Colombia S.A.	C	C	688.7	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-

Continúa —►

	Calificación		Provisión por riesgo Crediticio	
	Diciembre 2006	**Junio 2006**	**Diciembre 2006**	**Junio 2006**
Eternit Colombiana S.A.	B	B	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigoríficos Colombianos S.A.	A	A	-	-
Futbolret.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	B	4,331.7	2,043.1
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	45.5	45.5
Industrias Lehner S.A.	B	C	2,373.6	4,271.3
Ingenio la Cabaña	A	A	-	-
Inversiones Holguin Hurtado S.A.	-	C	-	695.6
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S.A.	E	C	98,751.6	69,983.1
Mayagüez S.A.	A	A	-	-
Metrex S.A.	B	B	91.0	91.0
Molino Pajonales	-	A	-	-
Organización Pajonales S.A.	A	-	-	-
N. Hurtado & Cía. S.A.	-	C	-	935.0
Pesa S.A	A	A	-	-
Petróleos Colombianos Limited	E	E	111.1	127.9
Petróleos Nacionales S.A.	E	E	257.3	-
Pizano S.A.	C	C	6,439.3	6,439.3
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	358.1
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,578.3	2,578.3
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	B	-	1,559.1
Valores Cineco S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$125,357.1	$99,146.9
Provisión títulos mixtos Fibratolima			1,347.3	1,347.3
Provisión títulos de deuda			8,018.5	8,451.9
Provisión riesgo de mercado títulos participativos			518.3	1,607.0
Provisión general de inversiones			999.5	-
Total Provisiones			**$136,240.7**	**$110,553.1**

Provisión de Inversiones

	Diciembre 2006	Junio 2006
Saldo inicial	$110,553.1	$135,847.4
Mas:		
Provisión cargada a gastos del ejercicio (1)	32,763.0	797.8
Ajuste en cambio	-	13.3
	143,316.1	136,658.5
Menos:		
Reintegros de provisión	4,618.2	6,707.6
Utilización en venta de inversiones	2,441.1	-
Ajuste en cambio	16.1	-
Castigos (2)	-	19,397.8
Saldo final	$136,240.7	$110,553.1

(1) Durante el segundo semestres de 2006, se constituyó una provisión general de inversiones para futuros riesgos por $999,5
(2) Según Acta No 1566 del 13 de marzo de 2006 de la Junta Directiva se castigo la inversión en C.I. INTERCONTEX S.A.

La siguiente es la maduración de las inversiones:

	Portafolio junio 30 de 2006						
	1 mes	1 a 2 meses	2 a 3 meses	3 a 6 meses	6 a 12 meses	> 12 meses	Total general
Portafolio Consolidado							
Negociables	107,784	5,706	2,255	11,609	29,752	548,532	705,638
Disponibles						261,734	261,734
Al Vencimiento	17	5,083		17,920	4,405	47,671	75,095
Total General	107,801	10,790	2,265	29,499	34,266	857,936	1,042,467
Forward compra Titulos Consolidado							
Derechos	86,598	126,838					213,437
Obligacion	-86,596	-126,932					-213,528
Total	2	-94					-92
Forward venta Titulos Consolidado							
Derechos	247,661.5	141,663.1					389,324.6
Obligacion	-249,769.9	-142,548.7					-392,318.5
Total	-2,108.4	-885.5					-2,993.9
Forward compra Divisas							
Derechos	1,108,710.9	149,228.1	44,775.8	65,084.8			1,367,799.6
Obligacion	-1,130,228.0	-152,579.0	-46,625.7	-67,936.5			-1,397,369.2
Total	-21,517.1	-3,350.8	-1,849.9	-2,851.8			-29,569.7
Forward venta Divisas							
Derechos	903,332.4	233,362.8	103,601.0	267,461.3	250,741.5	749.3	1,759,248.3
Obligacion	-859,212.1	-220,123.6	-98,615.8	-244,079.7	-237,021.7	-727.4	-1,659,780.3
Total	44,120.3	13,239.1	4,985.2	23,381.7	13,719.7	21.9	99,468
Portafolio Consolidado							
Negociables	157,169	10,399	52,517	20,842	13,378	194,283	448,588
Disponibles						318,169	318,169
Al Vencimiento	6,324	406	538	8,339	31,498	46,949	94,053
Total General	163,493	10,805	53,054	29,181	44,876	559,401	860,809
Forward compra Titulos Consolidado							
Derechos	90,249	8,757				2,928	101,935
Obligacion	-89,999	-8,716				-2,917	-101,632
Total	250	41				11	303
Forward venta Titulos Consolidado							
Derechos	213,608.6				4,699.4		218,308.0
Obligacion	-212,129.1				-4,415.1		-216,544.2
Total	1,479.5				284.3		1,763.8
Forward compra Divisas							
Derechos	664,310.9	206,023.7	30,387.5	180,956.1	12,895.1		1,094,573.3
Obligacion	-653,411.4	-195,786.4	-28,155.5	-164,705.8	-12,226.3		-1,054,285.4
Total	10,899.5	10,237.3	2,232.1	16,250.3	668.8		40,288.0
Forward venta Divisas							
Derechos	671,319.4	754.6	232,892.9	175,879.2	134,335.6	90,033.6	1,305,215.2
Obligacion	-686,941.0	-836.9	-237,764.3	-177,618.9	-140,440.3	-89,529.7	-1,333,131.1
Total	-15,621.6	-82.3	-4,871.5	-1,739.7	-6,104.7	503.8	-27,915.9

(8) Cartera de Créditos

La cartera de crédito correspondía a comercial vigente - otras garantías por valor de $47,388.2 y $56,787.7 al 31 de diciembre y 30 de junio de 2006.

El siguiente es el detalle de la cartera por zona geográfica:

	Diciembre2006		Junio2006	
Ciudad	**Saldo**	**% participacion**	**Saldo**	**% participación**
Bogotá	$2,648.6	5.6	$3,429.6	6.3
Cali	44,419.5	93.7	52,073.8	91.7
Medellín	137.5	0.3	1,116.7	1.9
Barranquilla	182.6	0.4	167.6	0.1
Total	$47,388.2		$56,787.7	

El siguiente es el detalle de la cartera por destino económico:

	Diciembre 2006		Junio 2006	
	Saldo	**% Participación**	**Saldo**	**% Participación**
Fabricación de productos textiles, prendas de vestir, cuero y sus productos	$137.5	0.29%	$1,116.7	1.9%
Fabricación de papel y sus productos imprentas y editoriales	-	-	295.4	0.5%
Servicios prestados a las Empresas	44,519.5	93.74%	51,799.9	91.2%
Comercio al por mayor y al por menor	1,915.8	4.04%	3,575.7	6.4%
Servicios de salud, enseñanza, esparcimiento y cultura	915.4	1.93%	-	-
	$47,388.2		$56,787.7	

Al 30 de junio de 2006 se castigó cartera comercial e intereses por $ 34,644.6

Al 31 de diciembre y 30 de junio de 2006 la Corporación evaluó el 100% de la cartera de créditos, intereses y otros conceptos. El resultado de la calificación fue el siguiente:

	Diciembre 2006							
	Capital	Intereses	Otros conceptos	Total	Garantía	Capital	Provisión intereses y otros	Total provisión
Otras Garantías								
Comercial								
A - Normal	$47,388.2	19.3	26,961.7	$74,369.2	$169,006	8,833.3	-	8,833.3
B - Aceptable	-	-	5.9	5.9	-	-	-	-
C - Apreciable	-	-	21.5	21.5	-	-	21.5	21.5
D - Significativo	-	-	95.1	95.1	-	-	95.0	95.0
E - Irrecuperable	-	-	588.1	588.1	-	-	588.1	588.1
	47,388.2	19.3	27,672.3	75,079.8	$169,006	8,833.3	704.6	9,537.9
Provisión General	-	-	-	-	-	473.9	-	-
	$47,388.2	19.3	27,672.3	$75,079.8	-	9,307.2	704.6	9,537.9
	Junio 2006							
Otras Garantías								
Comercial								
A - Normal	$56,787.7	19.3	19,312.1	$76,119.1	-	8,829.4	5.3	8,834.7
B - Aceptable	-	-	468.1	468.1	-	-	6.2	6.2
C - Apreciable	-	-	105.4	105.4	-	-	97.1	97.1
D - Significativo	-	-	15.7	15.7	-	-	15.7	15.7
E - Irrecuperable	-	-	171.2	171.2	-	-	171.2	171.2
	56,787.7	19.3	20,072.5	76,879.5	-	8,829.4	295.5	9,124.9
Provisión General						522.3	-	522.3
	$56,787.7	19.3	20,072.5	$76,879.5	-	9,351.7	295.5	9,647.2

Provisión para Cartera de Créditos

	Diciembre 2006	Junio 2006
Saldo inicial	$9,351.7	$134,643.9
Mas:		
Provisión cargada a gastos	25.5	4,579.2
	9,377.2	139,223.1
Menos:		
Reintegros de provisión llevadas a ingreso comercial	70.0	24,980.1
Préstamos castigados comercial	-	32,375.6
Provisiones cedidas a los patrimonios	-	72,515.7
Saldo final	$9,307.2	9,351.7
Total Cartera de Creditos	$38,081.0	$47,436.0

(9) Aceptaciones y Derivativos

	Diciembre 2006	Junio 2006
Aceptaciones bancarias	$-	$1,369.0
Derechos operaciones de contado	106,194.9	223,496.3
Obligaciones operaciones de contado	(106,194.3)	(223,555.6)
Derechos operaciones forward	3,585,275.3	2,466,353.8
Obligaciones operaciones forward	(3,518,463.1)	(2,451,856.0)
Derechos de venta futuros	38,338.8	30,181.0
Obligaciones de venta futuros	(38,338.8)	(30,181.0)
Derechos swaps	3,347.8	5,097.1
Obligaciones swaps	(2,923.5)	(5,003.6)
Utilidad (pérdida) Call sobre divisas	-	(1,505.0)
	$67,237.1	$14,396.0

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Diciembre 2006				Junio 2006			
	Venta	**Variación %**	**Compra**	**Variación %**	**Venta**	**Variación %**	**Compra**	**Variación %**
Derechos								
Divisas	1,795,682.0	38.34%	1,598,963.4	23.88%	1,298,001.1	-13.67%	1,290,743.6	-9.52%
Títulos	316,088.0	15.10%	220,405.3	22.89%	274,632.2	56.76%	179,344.8	3.01%
	2,111,770.0		1,819,368.7		1,572,633.3		1,470,088.4	
Obligaciones								
Divisas	1,742,636.1	32.21%	1,614,280.8	27.75%	1,318,117.6	-9.84%	1,263,654.5	-12.53%
Títulos	317,724.5	15.64%	220,569.2	23.94%	274,741.6	55.84%	177,964.2	2.81%
	2,060,360.6		1,834,850.0		1,592,859.2		1,441,618.7	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado promedio mensual	19,862.0	235.16%	19,853.0	100.00%	5,926.1	22.91%	0.3	99.99%

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante los ejercicios terminados el 31 de diciembre y 30 de junio de 2006.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos

(10) Cuentas por Cobrar

Provisión para Cartera de Créditos

	Diciembre 2006	Junio 2006
Intereses		
Cartera de créditos	$19.3	$19.3
Otros:		
Fondos Interbancarios vendidos	4.7	4.4
Préstamos a empleados	29.1	30.5
Diversos	2,216.8	1,607.6
	$2,269.9	1,661.8
Otras		
Dividendos y participaciones	$5,521.8	10,629.5
Arrendamientos	353.4	380.1
Venta de bienes y servicios	21,099.5	15,963.0
Pagos por cuenta de clientes	185.5	852.3
Anticipos contratos y proveedores	1,777.9	687.8
Adelantos al personal	53.7	303.7
Impuesto a las ventas por pagar	2,389.2	1,196.8
Diversos (1)	10,031.7	16,645.1
	$41,412.7	46,658.3

Provisión para Cuentas por Cobrar

Saldo inicial	$1,904.6	$3,751.1
Más:		
Provisión cargada a gastos de operación comercial	824.3	561.6
	2,728.9	4,312.7
Menos:		
Reintegros de provisión comercial	614.6	574.7
Provision cedida a los patrimonios	-	1,174.5
Cuentas por cobrar castigadas comercial	495.7	658.9
	$1,618.6	$1,904.6

(1) Este rubro incluía entre otras:

- Al diciembre 31 de 2006: Cuentas por cobrar por concepto de cesión derechos de los ingreso de Proyectos de Energía por $4,756, Cuentas por cobrar por operaciones de liquidez Non Delevey con fecha de cumplimiento enero 2 de 2007 correspondiente a los siguiente clientes: Valores Incorporados Holding $2,656.0, Fondo de Pensiones Voluntarias Skandia $901.0 y Citibak $192.6. Cuentas por cobrar por operaciones con C.I. Intercontex a Patrimonios autónomos Carsa S.A. administrado por Fiduciaria Corficolombiana por $212.5.

- Al 30 de junio de 2006: Reconocimiento de rendimientos sobre el capital de riesgo aportado por los socios a la Concesionaria (Hatovial), conforme al contrato de concesión por $6,196.0. Cuenta por cobrar por operaciones de liquidez Non Delevey con fecha de cumplimiento julio 4 de 2006 correspondiente a los siguientes clientes: Valores Bavaria S.A. $ 6,360.0, Fondo de pensiones Santander $1,025.7, Pensiones y Cesantías Santander $199.2, FID-Colpatria Reconversión Administrativa de Lloreda $103.2, C.I. Banacol S.A. $85.5, Comercializadora Santander $77.0, C.I. Hosa Ltda. $64.6 y Otras por $ 287.0.

(11) Bienes Realizables, y recibidos en dación en pago

Bienes Realizables y Bienes recibidos en pago

Descripción	Diciembre 2006 Costo ajustado	Provisión	Valor libros	Porcentaje de cobertura provisión	Tiempo promedio tenencia
Inmuebles	$51,349.3	40,007.3	11,342.0	77.9%	83
Muebles:					
Maquinaria	77.5	77.5	-	100.0%	50
Acciones	69.8	69.8	-	100.0%	3
Otros títulos	2,382.9	2,382.9	-	100.0%	39
Subtotal muebles	2,530.2	2,530.2	-	-	-
Total	$53,879.5	42,537.5	11,342.0		

Descripción	Junio 2006 Costo ajustado	Provisión	Valor libros	Porcentaje de cobertura provisión	Tiempo promedio tenencia
Inmuebles	$64,472.8	49,136.6	15,336.2	76.2%	77
Derechos en Fideicomisos(*)	15,605.9	12,221.5	3,284.4	78.3%	-
Muebles					
Maquinaria	86.1	86.1	-	100.0%	44
Otros Títulos	1,784.6	1,784.6	-	100.0%	32
Subtotal Muebles	1,870.7	1,870.7	-	100.0%	-
Total	$81,949.4	63,228.8	18,720.6		

(*) Reclasificado a derechos en Fideicomisos otros activos nota 13.

Bienes no utilizados en el objeto social

	Diciembre 2006	Junio 2006
Terrenos	$10.1	$10.1
Edificios	400.0	400.0
	$410.1	410.1
Depreciación	(163.8)	$(155.4)

La Administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de todos sus bienes.

Provisión para Bienes recibidos en Pago

	Diciembre 2006	Junio 2006
Saldo inicial	$63,228.8	$76,814.9
Más:		
Provisión cargada a gastos del ejercicio	1,435.3	2,015.8
	64,664.1	78,830.7
Menos:		
Reintegros de provisión	-	395.7
Utilización venta bienes recibidos en pago	9,769.3	15,206.2
Reclasificación provisión a derechos en fideicomisos de BRDPS	12,357.3	-
	$42,537.5	$63,228.8

(12) Propiedades y Equipo

	Diciembre 2006	Junio 2006
Terrenos	$4,393.2	$4,414.0
Edificios	18,289.1	19,880.2
Equipo, muebles y enseres	8,934.6	8,803.7
Equipos de Computo	9,201.9	9,291.1
Vehículos	905.7	437.6
	41,724.5	42,826.6
Depreciaciones		
Edificios	(9,612.1)	(10,495.8)
Equipo, muebles y enseres	(7,762.5)	(7,640.4)
Equipos de Computo	(8,795.7)	(8,785.5)
Vehículos	(251.4)	(263.0)
	(26,421.7)	(27,184.7)
Total propiedad planta y equipo	$15,302.8	$15,641.9
Valorizaciones	17,689.7	21,136.9
	$17,689.7	$21,136.9

La depreciación total registrada al gasto durante el segundo y primer semestres de 2006 fue de $878.6 y $812.7 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 31 de diciembre y al 30 de junio de 2006 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

Con base en avalúos efectuados entre diciembre de 2003 y septiembre de 2006. No existen hipotecas o reservas de dominio sobre los bienes, ni han sido cedidos en garantía prendaria.

(13) Otros Activos

Aportes Permanentes

Al 30 de diciembre y 30 de junio de 2006 existían aportes permanentes en clubes sociales por $83.2.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados el 31 de diciembre y al 30 de junio de 2006 es el siguiente:

	Diciembre 2006	Amortización	Cargos	Junio 2006
Gastos anticipados				
Intereses	$0.5	174.3	1.0	$173.8
Seguros	456.0	3,279.9	3,678.2	57.7
Mantenimiento programas para computador	5.2	11.9	1.7	15.4
Comisiones pagadas por productos derivados	494.0	964.5	1,312.6	145.9
Otros	152.6	11,008.4	10,747.2	413.8
Cargos diferidos				
Organización y preoperativos	83.2	105.4	93.2	95.4
Remodelación	-	1,279.6	82.8	1,196.8
Estudios y proyectos	111.9	55.9	-	167.8
Programas para computador software	832.3	503.7	156.1	1,179.9
Útiles y papelería	62.8	257.9	262.7	58.0
Mejoras a propiedades tomadas en arriendo	34.0	50.8	2.8	82.0
Publicidad y propaganda	707.8	457.7	1,165.5	-
Impuestos	-	652.7	227.3	425.4
Contribuciones y afiliaciones	-	1,235.9	1,188.6	47.3
Pérdida en valoración de inversiones (*)	1,321.0	1,143.1	2,464.1	-
Otros	184.1	1,230.3	1,384.3	30.1
	$4,445.4	22,412.0	22,768.1	$4,089.3

(*) Derivada de la actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio 14 de 2006. Del monto a diferir de $2,464.1, se amortizó a diciembre 31 de 2006 $1,143.1.

	Diciembre 2006	Junio 2006
Otros		
Créditos a empleados	$2,886.2	$3,527.1
Otros créditos empleados	2.7	2.7
Depósitos en garantía	25.7	51.8
Depósitos en contratos de futuros	4,643.3	316.8
Bienes de arte y cultura	252.9	252.9
Derechos en fideicomiso (1)	58,182.9	45,462.1
Diversos	107.9	5,443.7
	$66,101.6	$55,057.1
(1) Derechos en Fideicomisos		
Fideicomiso para desarrollo inmobiliario	$41,771.7	$44,762.0
Fideicomiso de administración de cartera	354.5	354.5
Fideicomiso bienes realizables y recibido en pago	15,711.1	-
Fideicomiso de propiedad y equipo	345.6	345.6
	$58,182.9	$45,462.1

La variación corresponde a la reclasificación en el mes de agosto de 2006 de los derechos en fideicomisos de BRDPS, que estaban registrados en la cuenta de bienes recibidos en pago $15,712.7.

Calificación Créditos a Empleados

La Corporación evaluó el cien por ciento (100%) de los créditos a empleados; el resultado de la calificación al 31 de diciembre y 30 de junio de 2006 , es el siguiente:

	Diciembre 2006				
	Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A- Normal	$2,357.1	8.3	2,365.4	-	3,403.0
D- Difícil cobro	3.5	-	3.5	-	4.8
	$2,360.6	8.3	2,368.9	-	3,407.8
Calificación Créditos a Exempleados					
A- Normal	$320.4	2.0	322.4	-	542.7
B- Subnormal	29.4	0.6	30.0	-	44.0
C- Deficiente	2.1	-	2.1	-	4.3
D- Difícil cobro	5.6	-	5.6	-	20.0
E- Irrecuperable	168.1	18.1	186.2	157.8	158.4
	$525.6	20.7	546.3	157.8	769.4

	Junio 2006				
	Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A- Normal	$2,890.4	8.7	2,899.1	-	2,890.4
D- Difícil cobro	83.0	0.3	83.3	-	83.0
E- Irrecuperable	0.4	-	0.4	-	0.4
	$2,973.8	9.0	2,982.8	-	2,973.8
Calificación Créditos a Exempleados					
A- Normal	$357.4	2.5	359.9	-	357.4
B- Subnormal	7.6	0.1	7.7	-	7.6
C- Deficiente	18.8	0.7	19.5	1.5	18.8
D- Difícil cobro	11.4	-	11.4	9.5	11.4
E- Irrecuperable	158.1	8.1	176.2	132.1	158.1
	$553.3	21.4	574.7	143.1	553.3

Provisión de Activos

	Diciembre 2006	Junio 2006
Saldo inicial	$11,038.4	$11,021.7
Más:		
Provisión cargada a gastos del ejercicio	47.8	23.6
Traslado provisión de bienes recibidos en pago	12,357.3	-
	23,443.5	11,045.3
Menos:		
Reintegros de provisión	205.3	6.9
Utilización en venta derechos fideicomisos bienes recibidos en pago	0.7	-
Saldo final	$23,237.5	$11,038.4

(14) Depósitos y Exigibilidades

	Diciembre 2006	Junio 2006
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$186,894.5	$192,578.8
Emitidos igual a 6 meses y menos de 12 meses	271,862.5	280,545.5
Emitidos igual o superior a 12 meses	393,762.8	345,332.8
	$852,519.8	$ 818,457.1
Cuentas de ahorro	145,147.8	113,997.6
Depósitos especiales	148.2	280.5
Bancos y corresponsales	2,794.8	4,032.8
Exigibilidades servicios bancarios	1,392.1	1,789.9
	$1,002,002.9	$938,557.9

(15) Fondos Interbancarios Comprados y Pactos de Recompra

	Diciembre 2006	Junio 2006
Compromisos de Recompra de Inversiones	$504,784.3	$593,739.7
Fondos Interbancarios comprados	49,170.0	69,740.0
	$553,954.3	$663,479.7

Las tasas utilizadas en estas operaciones durante el segundo semestre de 2006 oscilaron entre el 7.89% y 3.09%; y en el primer semestre entre el 7.25% y 4.08%.

(16) Créditos de Bancos y Otras Obligaciones Financieras

Los créditos de bancos y otras obligaciones financieras incluyen saldos con vencimientos a corto y largo plazo, cuyo detalle se presenta a continuación:

	Diciembre 31 de2006					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$2,635.3	13.6	5.7%	2,635.3	-	2,635.3
	$2,635.3	13.6	5.7%	2,635.3	-	2,635.3

	Junio 30 de2006					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5
	$45,941.5	525.7	4.2%	37,275.3	8,666.2	45,941.5

(17) Cuentas por Pagar

	Diciembre 2006	Junio 2006
Impuestos:		
Industria y comercio	$211.1	$287.9
Timbres	4.8	75.0
Sobretasas y otros	-	1,558.3
Arrendamientos	658.3	267.3
Contribución sobre transacciones	4.3	17.1
Promitentes compradores (1)	11,343.7	4,236.4
Proveedores	2,195.2	1,072.0
Retenciones y aportes laborales	1,421.5	1,399.7
Cheques girados y no cobrados	243.0	229.8
Diversas (2)	4,610.3	16,422.2
	$20,692.2	$25,565.7

(1) A diciembre 31 este rubro correspondía a: Leasing de Occidente $4,092.9, Ingenio la Cabaña $2,397.1, Asesores Financieros, Técnicos $2,000.0, Construcciones Marjal $481.0, Fiduciaria de Occidente $268.5 , Compañía Paez del Cauca $468.0, Alianza Fiduciaria $687.9, otros $948.3. A junio 30 correspondía a Fiduciaria de Occidente $217.9, Juan Pablo Vega $937.0,Fideicomiso Crecer $400.0, Ingenio la Cabaña $1,997.9, Industrias Eka Ltda. $185.0, Inmobiliaria CMB S.A. $176.3, Otros $322.3

(2) A diciembre 31 este rubro correspondía principalmente a cuentas por pagar por operaciones mesa de dinero $2,240.8, al Banco de Bogotá operaciones cesión de activos y pasivos $1,295.0, a Valora $214.7 y Concecol $66.1. A junio 30 correspondían a cuenta por pagar por los recaudos recibidos por la Corporación de la cartera cedida al Banco de Bogotá y Fidecomisos $13,113.4 y cuentas por pagar de operaciones mesa de dinero $ 2,729.0

(18) Otros Pasivos

Obligaciones Laborales Consolidadas

	Diciembre 2006	Junio 2006
Cesantías consolidadas	$255.3	$242.5
Intereses sobre cesantías	0.2	14.5
Vacaciones consolidadas	1,107.7	1,215.7
Otras prestaciones sociales	267.5	351.9
	$1,630.7	$1,824.6

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 10.547% y una Tasa de descuento 16.532%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado.

	Diciembre 2006	Junio 2006
Monto total del cálculo actuarial	$1,192.2	$1,156.0
Valor pensiones causadas durante el semestre	112.3	96.0
Porcentaje de amortización	100%	100%

Ingresos Anticipados

El movimiento de los ingresos anticipados por el semestre terminado al 31 de diciembre de 2006, es el siguiente:

	Diciembre 2006	Cargos	Abonos	Junio 2006
Comisiones	$419.2	1,202.7	1,263.1	358.8
Otros	4,628.4	9.3	-	4,637.7
	$5,047.6	1,212.0	1,263.1	$4,996.5
Otros (abonos diferidos)				
Utilidad en venta de activos	$1,434.6	2,604.9	3,259.9	$779.6
Otros abonos diferidos (1)	-	5,564.7	97.6	5,467.1
Utilidad por ajuste valoración de inversiones (2)	27.2	23.7	50.9	-
Diferencia en cambio pendiente de realización (3)	10,590.5	-	-	10,590.5
Otros	5,470.9	-	-	5,470.9
	$17,523.2	8,193.3	3,408.4	$22,308.1

(1) Reconocimiento de rendimientos sobre el capital de riesgo aportado por los socios a la Concesionaria (Hatovial), conforme al contrato de concesión. Los pagos se realizaron semestralmente, a partir del 15 de diciembre de 2004, y se canceló en octubre 17 de 2006.

(2) Corresponde al ajuste y actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio de 2006. El monto a diferir es de $50.9, el valor amortizado de julio 18 a diciembre 31 de 2006 fue de $23.7.

(3) Corresponde al ingresopor diferencia en cambio generado en los créditos de Pesa S.A.

(19) Pasivos Estimados y Provisiones

	Diciembre 2006	Junio 2006
Obligaciones laborales	$864.3	-
Impuestos de Renta e ICA	15,655.8	13,006.2
Multas y sanciones litigios, indemnizaciones	643.2	643.2
Multas y sanciones Superfinanciera	115.7	115.7
Diversos(1)	1,798.0	3,496.8
	$19,077.0	$17,261.9

(1) Incluye provisiones para cubrir gastos por servicios públicos y contingencia reclamación bonos pensionales 1998.

(20) Capital Social

Al 31 de diciembre y 30 de junio de 2006 el capital autorizado era de $1.600, representado en acciones de valor nominal $10 pesos cada una.

	Diciembre 2006	Junio 2006
Número Acciones Preferenciales	9,788,092	9,298,994
Número Acciones Ordinarias	144,209,142	137,000,767
Total acciones suscritas y pagadas	153,997,234	146,299,761

La variación en el número de acciones en circulación corresponde a la capitalización de la cuenta Revalorización del Patrimonio, en la cual se emitieron 7.208.375 acciones ordinarias y 489.098 acciones preferenciales en septiembre 14 de 2006, según acta de Asamblea No.063.

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(21) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2006 la reserva legal era de $460,145.8 y $382,257.6 respectivamente.

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre y 30 de junio de 2006.

	Diciembre 2006	Junio 2006
Reserva valoración de inversiones negociables (1)	$127,302.7	$126,178.8
Otras reservas a disposición de la asamblea para futuros repartos	69,672.4	58,513.1
	$196,975.1	$184,691.9

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(22) Ganancias o Pérdidas no realizadas en Inversiones

	Diciembre 2006	Junio 2006
Títulos Participativos		
Promigas S.A.	$36,140.2	$459,032.9
Tablemac S.A.	16,785.9	3,622.8
	52,926.1	462,655.7
Títulos de deuda	(4,597.3)	(26,277.3)
	$48,328.8	$436,378.4

(23) Cuentas Contingentes

	Diciembre 2006	Junio 2006
Acreedoras		
Avales	$252.5	$252.5
Garantía bancarias	47,835.7	36,480.7
Cartas de crédito	-	26,742.0
Obligaciones en opciones	169,041.3	71,062.9
Por litigios estipulados en moneda legal (*)	47,084.7	47,006.7
Otras contingencias	6,406.1	9,237.4
	$270,620.3	$190,782.2
Deudoras		
Intereses cartera de créditos	$30,819.2	$28,759.9
Derechos en Opciones	169,030.3	69,580.8
Pérdida fiscal por amortizar	170,047.7	167,520.9
Exceso renta presuntiva líquida ordinaria	165,899.1	163,434.0
Otras contingencias	2,006.2	1,945.3
	$537,802.5	$431,240.9

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(24) Cuentas de Orden

	Diciembre 2006	Junio 2006
Deudoras		
Bienes y valores entregados en garantía	$266,162.8	$672,633.9
Valorización de bienes recibidos en pago	5,758.1	7,275.3
Remesas y otros efectos enviados al cobro	51,006.3	58,788.7
Cheques negociados impagados	5,462.4	6,286.4
Activos castigados	218,656.8	230,315.7
Intereses capitalizados cartera de créditos vencidos	-	1,028.9
Títulos de inversión no colocados	-	56,870.0
Títulos de inversión amortizados	-	375,701.0
Ajustes por inflación activos	95,661.1	98,206.0
Distribución capital suscrito y pagado	1,540.0	1,463.0
Cuentas por cobrar dividendos decretados	326.1	808.5
Créditos a matriz, filiales y subsidiarias	44,419.5	51,800.0
Dividendos derechos en especie por revalorización	1,272.2	1,151.4
Propiedades y equipo totalmente depreciados	13,544.9	12,405.1
Valor fiscal de los activos(*)	5,044,724.4	5,044,724.4
Inversión en títulos garantizados por la nación	490,127.3	314,150.0
Títulos aceptados por los establecimientos de crédito	114,809.1	96,433.4
Títulos garantizados por el Banco de la República	757.9	5,383.2
Títulos para mantener hasta el vencimiento	47,456.3	110,317.5
Títulos disponibles para la venta - Deuda	259,023.3	313,921.0
Operaciones reciprocas	166,888.0	106,617.0
Otras	242,703.1	167,393.9
	$7,070,299.4	$7,733,674.3
Acreedoras		
Bienes y valores recibidos en custodia	$768.9	$88,477.8
Bienes y valores recibidos en garantía para futuros créditos	145,007.6	192,759.5
Garantías pendientes de cancelar	92,675.8	102,049.6
Bienes y valores recibidos en garantía-garantías idónea	17,529.0	1,610,729.1
Cobranzas recibidas	1,673.9	1,928.3
Bienes y valores recibidos - Otras garantías	169,088.5	169,149.1
Ajustes por inflación patrimonio	319,406.5	319,407.5
Corrección monetaria fiscal	12,670.5	12,597.3
Capitalización por revalorización del patrimonio	316,334.8	238,369.6
Rendimientos inversiones negociables títulos deuda	97,975.9	50,362.5
Rendimientos por anticipado de inversiones negociables títulos de deuda	1,681.6	1,681.6
Dividendos decretados inversiones negociables	3,576.0	3,406.3
Valor fiscal del patrimonio	1,604,911.1	1,604,911.1
Calificación cartera comercial	72,920.1	76,638.9
Calificación cartera consumo	2,888.9	3,529.9
Operaciones reciprocas	69,654.3	113,983.4
Otras cuentas de orden acreedoras	2,413.5	2,413.4
	$2,931,177.0	$4,592,394.9

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2005.

(25) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Diciembre 2006	Junio 2006
Disponible		
Banco de Bogotá S. A.	$72,343.7	$3,886.2
Banco de Occidente S. A.	11,125.3	15,649.0
Provisión Disponible		
Banco de Occidente S. A.	140.1	-
Fondos Interbancarios Comprados		
Banco de Occidente S. A.	-	10,000.0
Inversiones		
Banco de Bogotá S. A.	103.3	-
Banco de Occidente S. A.	6,853.3	6,179.9
Cuentas por Cobrar		
Banco de Bogotá S. A.	748.7	352.0
Banco de Occidente S. A.	8.8	38.9
Depósitos y Exigibilidades		
Banco de Occidente S. A.	-	9,354.5
Bancos y Corresponsales		
Banco de Occidente S. A.	-	2,190.6
Cuentas por Pagar		
Banco de Bogotá S. A.	20,418.5	29,681.4
Banco de Occidente S. A.	6,808.9	6,525.3
Ingresos Operacionales		
Banco de Bogotá S. A.	1,012.9	29,309.1
Banco de Occidente S. A.	1,194.6	315.2
Gastos Operacionales		
Banco de Bogotá S. A.	26.4	17,698.7
Banco de Occidente S. A.	1,090.8	458.9
Cuentas de Orden Deudoras		
Banco de Bogotá S. A.	-	22,122.7
Banco de Occidente S. A.	84.8	84.8
Cuentas de Orden Acreedoras		
Banco de Occidente S. A.	351.0	1,813.0

b. Operaciones con Compañías Vinculadas

	Diciembre 2006	Junio 2006
Inversiones		
Banco Corfivalle S. A. (Panamá)	$13,475.3	$15,523.5
Casa de Bolsa Corficolombiana S. A.	4,543.7	4,051.1
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Desmotadora del Norte del Tolima S. A.	-	926.3
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Fiduciaria Corficolombiana S. A.	16,340.7	16,340.7
Frigoríficos Colombianos S. A.	3,094.7	3,094.7
General de Inversiones S. A.	1.9	1.8
Hoteles Estelar S. A.	40,924.5	40,924.5
Huevos Oro Ltda.	11,197.4	11,197.4
Leasing Corficolombiana S. A.	27,552.6	25,000.2
Lloreda S. A.	131,324.0	131,324.0
Molino Pajonales S. A.	-	1,812.9
Organización Pajonales S. A.	24,757.9	22,065.4
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	5,857.0	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	9,346.5	9,334.4
Proyectos de Energía S. A.	162,489.5	164,503.2
Proyectos de Infraestructura S. A.	89,359.7	89,359.7
Tejidos Sintéticos de Colombia S. A.	15,133.1	15,133.1
Valle Bursátiles S. A.	4.5	4.5
Valora S. A.	19,247.9	19,247.9
Provisión Inversiones		
Huevos Oro Ltda.	4,331.7	2,043.1
Lloreda S. A.	98,751.6	69,983.1
Promotora Inmobiliaria la Esperanza S. A.	2,666.3	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	2,836.6	2,824.6
Valora S. A.	-	1,559.1
Cartera de Créditos		
Proyectos de Energía S. A.	44,419.6	51,799.9
Provisión Cartera de Créditos		
Proyectos de Energía S. A.	8,809.6	8,806.2
Cuentas por Cobrar		
Banco Corfivalle S. A. (Panamá)	-	2.4
Casa de Bolsa Corficolombiana S. A.	-	2.4
Colombiana de Licitaciones y Concesiones Ltda.	2,061.8	-
Fiduciaria Corficolombiana S. A.	-	11.5
Frigoríficos Colombianos S. A.	8.1	-
Hoteles Estelar S. A.	854.4	2,547.4
Huevos Oro Ltda.	3.5	-
Leasing Corficolombiana S. A.	4.1	5.1
Lloreda S. A.	11.6	-
Organización Pajonales S. A.	11.6	-
Promotora y Comercializadora Turística Santamar S. A.	2.8	13.5
Proyectos de Energía S. A.	4,756.7	-
Proyectos de Infraestructura S. A.	13.5	-
Tejidos Sintéticos de Colombia S. A.	-	4.4
Valora S. A.	1,798.3	3.7
Provisión Cuentas por Cobrar		
Promotora y Comercializadora Turística Santamar S. A.	-	0.1
Valora S. A.	-	0.1

Continúa →

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre 2006	Junio 2006
Daciones en pago		
Lloreda S. A.	$2,912.1	$2,912.1
Provisión Daciones en pago		
Lloreda S. A.	2,329.7	2,329.7
Valorizaciones		
Banco Corfivalle S. A. (Panamá)	1,042.7	396.7
Casa de Bolsa Corficolombiana S. A.	2,511.5	2,831.5
Colombiana de Licitaciones y Concesiones Ltda.	9,459.9	8,520.7
Desmotadora del Norte del Tolima S. A.	-	4,620.2
Estudios, Proyectos e Inversiones de los Andes s.a.	43,447.9	54,670.3
Fiduciaria Corficolombiana S. A.	8,131.7	7,562.3
Hoteles Estelar S. A.	65,976.6	63,106.6
Leasing Corficolombiana S. A.	19,241.9	18,743.7
Molino Pajonales S. A.	-	6,917.0
Organización Pajonales S. A.	43,609.4	28,017.0
Plantaciones Unipalma de los Llanos S. A.	13,221.8	12,233.9
Promotora Inmobiliaria la Esperanza S. A.	-	2,163.1
Proyectos de Energía S. A.	27,979.5	26,747.3
Proyectos de Infraestructura S. A.	19,033.7	16,568.6
Tejidos Sintéticos de Colombia S. A.	3,396.4	2,943.1
Valle Bursátiles S. A.	5.1	4.7
Valora S. A.	2,607.1	-
Desvalorizaciones		
Frigoríficos Colombianos S. A.	1,052.4	1,353.7
General de Inversiones S. A.	0.9	-
Huevos Oro Ltda.	351.8	1,163.1
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	1,950.3	-
Promotora y Comercializadora Turística Santamar S. A.	1,667.4	1,722.6
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Ltda.	8,845.0	7,501.4
Estudios, Proyectos e Inversiones de los Andes s.a.	24,941.4	37,899.0
Leasing Corficolombiana S. A.	914.4	2,598.5
Plantaciones Unipalma de los Llanos S. A.	3,063.4	3,063.4
Valora S. A.	8.5	8.4
Fondos Interbancarios		
Leasing Corficolombiana S. A.	6,862.6	9,499.9
Bancos y Corresponsales		
Banco Corfivalle S. A. (Pamaná)	-	5,866.7
Cuentas por Pagar		
Banco Corfivalle S. A. (Panamá)	-	92.7
Casa de Bolsa Corficolombiana S. A.	-	59.8
Colombiana de Licitaciones y Concesiones Ltda.	211.5	49.7
Estudios, Proyectos e Inversiones de los Andes s.a.	559.6	548.6
Fiduciaria Corficolombiana S. A.	-	5.8
Hoteles Estelar S. A.	-	37.0
Leasing Corficolombiana S. A.	4.0	4.8
Plantaciones Unipalma de los Llanos S. A.	37.2	34.8
Promotora y Comercializadora Turística Santamar S. A.	-	3.7
Valora S. A.	191.4	-

Continúa ⟶

b. Operaciones con Compañías Vinculadas ***(Continuación)***

	Diciembre 2006	Junio 2006
Ingresos Operacionales		
Banco Corfivalle S. A. (Panamá)	$-	$1,052.1
Casa de Bolsa Corficolombiana S. A.	492.7	231.3
Colombiana de Licitaciones y Concesiones Ltda.	84.6	29,249.8
Estudios, Proyectos e Inversiones de los Andes s.a.	21,234.3	5,636.8
Fiduciaria Corficolombiana S. A.	3,064.0	2,579.8
Frigoríficos Colombianos S. A.	7.7	-
Hoteles Estelar S. A.	5.1	3,710.9
Huevos Oro Ltda.	31.1	20.0
Leasing Corficolombiana S. A.	5,742.6	5,375.5
Lloreda S. A.	11.0	-
Organización Pajonales S. A.	11.0	74.9
Plantaciones Unipalma de los Llanos S. A.	31.2	20.0
Promotora y Comercializadora Turística Santamar S. A.	21.3	64.5
Proyectos de Energía S. A.	12,091.7	-
Proyectos de Infraestructura S. A.	9,059.5	3,669.9
Tejidos Sintéticos de Colombia S. A.	36.2	1,075.2
Valora S. A.	11.0	88.9
Ingresos No Operacionales		
Banco Corfivalle S. A. (Panamá)	23.8	30.5
Casa de Bolsa Corficolombiana S. A.	12.0	8.1
Colombiana de Licitaciones y Concesiones Ltda.	22.3	21.8
Fiduciaria Corficolombiana S. A.	109.5	101.0
Hoteles Estelar S. A.	2.1	-
Leasing Corficolombiana S. A.	62.1	60.9
Lloreda S. A.	6.5	-
Plantaciones Unipalma de los Llanos S. A.	0.2	-
Promotora y Comercializadora Turística Santamar S. A.	0.1	-
Proyectos de Infraestructura S. A.	19.2	-
Tejidos Sintéticos de Colombia S. A.	2.3	-
Valora S. A.	1,562.5	-
Gastos Operacionales		
Banco Corfivalle S. A. (Panamá)	16.1	188.0
Casa de Bolsa Corficolombiana S. A.	267.9	2,890.0
Colombiana de Licitaciones y Concesiones Ltda.	302.9	394.0
Estudios, Proyectos e Inversiones de los Andes s.a.	968.2	925.1
Fiduciaria Corficolombiana S. A.	6.7	31.5
Hoteles Estelar S. A.	82.8	-
Huevos Oro Ltda.	2,288.6	-
Leasing Corficolombiana S. A.	515.8	482.2
Plantaciones Unipalma de los Llanos S. A.	113.7	111.4
Promotora y Comercializadora Turística Santamar S. A.	10.9	1.2
Proyectos de Energía S. A.	3.3	-
Proyectos de Infraestructura S. A.	0.3	-
Tejidos Sintéticos de Colombia S. A.	-	0.1
Valora S. A.	1.7	25.8
Gastos No Operacionales		
Fiduciaria Corficolombiana S. A.	5.7	-
Tejidos Sintéticos de Colombia S. A.	0.2	-
Cuentas Contingentes		
Proyectos de Energía S. A.	30,819.2	28,759.3

Continúa →

b. Operaciones con Compañías Vinculadas ***(Continuación)***

	Diciembre 2006	Junio 2006
Cuentas de Orden Deudoras		
Banco Corfivalle S. A. (Panamá)	$1,052.1	$17,162.6
Casa de Bolsa Corficolombiana S. A.	1,036.3	543.6
Colombiana de Licitaciones y Concesiones Ltda.	30,021.0	30,021.0
Desmotadora del Norte del Tolima S. A.	-	566.2
Estudios, Proyectos e Inversiones de los Andes s.a.	2,281.7	7,899.6
Fiduciaria Corficolombiana S. A.	7,883.2	28,765.2
Frigoríficos Colombianos S. A.	2,458.4	2,458.4
Hoteles Estelar S. A.	17,876.7	17,876.6
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	13,386.7	51,870.0
Lloreda S. A.	19,416.5	19,416.5
Organización Pajonales S. A.	6,196.8	5,449.8
Plantaciones Unipalma de los Llanos S. A.	868.9	868.9
Promotora Inmobiliaria la Esperanza S. A.	1,906.9	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	-	80.8
Proyectos de Energía S. A.	47,098.0	54,511.6
Proyectos de Infraestructura S. A.	22,497.0	-
Tejidos Sintéticos de Colombia S. A.	2,430.4	2,430.3
Valle Bursátiles S. A.	3.4	1.7
Valora S. A.	3,813.5	3,813.5
Cuentas de Orden Acreedoras		
Banco Corfivalle S. A. (Panamá)	-	7,438.8
Fiduciaria Corficolombiana S. A.	114.6	10,363.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	34.9	36,318.4
Promotora y Comercializadora Turística Santamar S. A.	21.0	-
Proyectos de Energía S. A.	169,006.1	169,006.1

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Diciembre 2006		
	Accionistas	**Junta Directiva**	**Representantes Legales**
Activos	$7,566.2	$-	$114.4
Pasivos	10,106.7	350.5	101.2
Ingresos	2,133.7	-	6.5
Gastos	1,617.5	91.6	27.5

	Junio 2006		
	Accionistas	**Junta Directiva**	**Representantes Legales**
Activos	$6,833.0	$-	$120.1
Pasivos	17,521.0	-	63.7
Ingresos	29,628.5	416.0	8.2
Gastos	27,078.3	65.0	23.7

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2006 $34,858

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
1.32%	800,170,043	Fondo de Cesantias Porvenir	Forward Non Delivery	Compra	80,596.4	80,986.5
					80,596.4	80,986.5
2.00%	800,189,529	Fondo de Cesantias Horizonte	Forward	Venta	3,359.8	3,283.8
	800,189,529	Fondo de Cesantias Horizonte	Forward Non Delivery	Compra	13,432.7	14,654.9
	800,189,529	Fondo de Cesantias Horizonte	Forward Non Delivery	Venta	43,001.0	42,089.3
					59,793.6	**60,028.0**
3.37%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward Non Delivery	Venta	95,393.7	89,551.6
3.65%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward Non Delivery	Compra	244,699.7	251,903.7
3.75%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward Non Delivery	Compra	33,581.9	34,961.9
8.61%	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward	Compra	32,354.1	32,338.2
	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward Non Delivery	Compra	100,745.6	102,869.3
	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward Non Delivery	Venta	4,509.3	4,477.6
					137,609.0	**139,685.1**
2.40%	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward	Venta	20,255.4	19,797.1
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward Non Delivery	Compra	116,417.1	124,139.3
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward Non Delivery	Venta	73,669.4	68,283.1
	800,231,967	Fondo de Pensiones Obligatorias Horizonte	Forward	Venta	60,808.1	60,478.2
					271,150.0	**272,697.7**
0.00%	830,038,885	Valorem S.A.	Forward Non Delivery	Compra	62,686.1	63,439.6

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2006 $44,173.8

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
0.52%	800,159,085	Fondo de Cesantias Santander	Forward Non Delivery	Venta	45,054.0	45,133.9
0.18%	800,198,281	Fondo de Pensiones Voluntarias Proteccion	Forward Non Delivery	Compra	25,790.8	26,121.5
	800,198,281	Fondo de Pensiones Voluntarias Proteccion		Venta	25,519.0	25,790.8
					51,309.8	**51,912.3**
2.93%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward Non Delivery	Venta	115,833.5	116,058.6
3.25%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward Non Delivery	Compra	247,720.6	236,768.9
			Forward Non Delivery	Venta	217,445.0	217,932.3
					465,165.6	**454,701.2**
7.92%	800,229,739	Fondo de Pensiones Obligatorias Proteccion	Forward	Compra	23,079.7	22,724.6
			Forward	Venta	12,965.3	13,187.4
			Forward Non Delivery	Compra	77,372.4	73,057.1
			Forward Non Delivery	Venta	12,884.5	12,895.4
					126,301.9	**121,864.4**
1.54%	800,231,967	Fondo de Pensiones Horizonte	Forward	Compra	32,971.0	32,865.6
			Forward Non Delivery	Compra	51,581.6	44,879.2
			Forward Non Delivery	Venta	116,640.7	116,775.8
			Forward Non Delivery	Venta	33,591.1	33,528.0
					234,784.3	**228,048.7**
0.08%	830,038,085	Fondo dDe Pensiones Volunt. Skandia Multifund	Forward Non Delivery	Venta	79,446.5	80,725.2
0.00%	830,038,885	Valorem S.A.	Forward No	Venta	12,996.8	12,895.4

(26) Ingresos Operacionales

Es siguiente es el detalle de los ingresos operacionales otros:

	Diciembre 2006	Junio 2006
Dividendos y participaciones		
Epiandes S.A.	$21,211.0	$5,617.9
Promigás S.A.	14,629.1	18,269.3
Leasing Corficololombiana S.A.	5,742.2	5,369.2
Leasing de Occidente S.A.	5,351.1	3,235.2
Sociedad de Inversiones en Energía	2,175.4	3,258.7
Concecol Ltda.	-	29,230
Casa de Bolsa Corficolombiana S.A.	492.6	-
Proyectos de Infraestructura S.A	8,909.4	3,136.8
Fiduciaria Corficolombiana S.A.	3,064.0	2,579.8
Concesionaria Tibitoc S.A	450.4	964.8
Banco Corfivalle Panamá	-	1,052.1
Transoriente S.A.	-	502.3
Colombina S.A.	-	1,137.5
Otros	273.7	6,518.5
	62,298.9	80,873.0
Recuperaciones Operacionales		
Reintegro Provisión cuentas por cobrar	614.6	574.6
Reintegros provisión cartera de créditos	69.9	24,980.2
Ingresos diversos (1)	17,588.2	6,284.3
	$18,272.7	$31,839.1

(1) Este rubro incluye los ingresos por Proyectos de Energía S.A. recibidos de la Empresa de Energía de Bogotá y la Subestación de Betania por $12,091.7 y $1,502.3 al 31 de diciembre y 30 de junio de 2006, respectivamente.

(27) Gastos Operacionales - Otros

	Diciembre 2006	Junio 2006
Pérdida en venta derechos fideicomiso por venta de cartera	$-	$17,678.9
Honorarios	847.5	1,315.2
Impuestos	3,192.7	15,448.2
Arrendamientos	1,043.8	1,193.0
Contribuciones y afiliaciones	1,641.2	830.5
Seguros	3,045.7	5,841.2
Mantenimiento y reparaciones	679.2	895.8
Adecuación e instalación de oficinas	108.8	145.3
Diversos		
Servicios de aseo y vigilancia	362.4	386.8
Servicios temporales	374.0	340.0
Publicidad y propaganda	1,660.3	645.2
Relaciones públicas	92.6	62.3
Servicios públicos	741.1	720.2
Gastos de viaje	367.3	113.4
Transporte	638.3	709.9
Útiles y papelería	251.9	303.8
Donaciones	6.9	1.1
Suscripciones y avisos	361.1	256.7
Portes de correo	47.2	58.4
Administración edificios	385.5	406.7
Cafetería	32.6	39.4
Gastos legales	63.7	101.4
Microfilmación y empaste	52.7	135.2
IVA deducible prorrateo	490.4	812.3
Servicio de Conexión	247.2	381.6
Misceláneos	663.5	815.7
	$17,397.6	$49,638.2

(28) Otras Provisiones

	Diciembre 2006	Junio 2006
Derechos en fideicomisos-Bienes recibidos en pago	$1,475.3	$2,015.8
Otros activos	150.2	42.3
	$1,625.5	$2,058.1

(29) Ingresos no Operacionales

	Diciembre 2006	Junio 2006
Utilidad en venta de:		
Bienes recibidos en pago	$4,947.5	$6,363.6
Propiedades y equipo	2,483.3	14.4
Arrendamientos	251.9	203.3
Recuperaciones:		
Bienes castigados	4,968.2	4,771.0
Reintegros provisión:		
Inversiones	4,618.2	6,707.7
Bienes recibidos en pago	-	395.7
Otras provisiones	18.1	6.9
Otras recuperaciones	5,778.4	2,951.1
Otros Activos	205.3	-
Diversos		
Ingresos bienes recibidos en pago	97.0	187.0
Otros	320.5	244.5
	$23,688.4	$21,845.2

(30) Impuesto sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada.

	Diciembre 2006	Junio 2006
Utilidad- pérdida antes de impuesto a la renta	$570,823.9	$127,065.3
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	245.9	11,482.5
Ingreso valoración de inversiones renta variable	(515,263.6)	(19,260.8)
Provisiones no deducibles que constituyen diferencia temporal	33,620.6	1,803.1
Mayor ingreso cuenta corrección monetaria fiscal	73.2	12,597.3
Impuestos no deducibles (GMF), impuesto patrimonio	2,734.8	14,171.2
Impuesto industria y comercio y otros	71.1	628.1
Gastos de otras vigencias y otros gastos no deducibles	(247.0)	503.8
Pérdida en venta de inmuebles	77.9	210.2
Gastos imputables ingresos no gravados	3,111.2	2,533.7
Ingresos diferidos declarados años anteriores	(5,467.1)	(4,203.0)
Dividendos y participaciones no gravables	(57,209.3)	(63,447.8)
Diferencia por valoración de inversiones negociables renta fija	(15,870.2)	91,063.8
Reintegro provisiones no deducidas en años anteriores	(17,032.4)	(11,485.6)
Ingresos no gravados venta acciones e intereses no gravados	(26,577.8)	-
Renta ordinaria estimada a compensar	(26,908.8)	162,961.8
Compensación pérdidas fiscales	(26,908.8)	162,961.8
Renta presuntiva aplicable	$64,860.8	$64,526.6
Base gravable	$64,860.8	$64,526.6
Impuesto de renta (35%)	22,701.3	22,584.3
Sobretasa Ley 788/02 (10%)	2,270.1	2,258.4
Total Impuesto de Renta estimado año	24,971.4	24,842.7
Impuesto de Renta Requerido a diciembre	12,550.0	12,421.4
Exceso o (defecto) de provisión	(4.0)	97.1
Total gasto impuesto de renta	$12,546.0	$12,518.5

Las declaraciones por impuesto de renta de los años 2004 y 2005 estan abiertas a revisión por parte de la D.AN.

Al 31 de diciembre de 2006, la Corporación tiene una pérdida fiscal ajustada por inflación, pendiente de amortizar por valor de $170,047.7 y un exceso de renta presuntiva sobre ordinaria de $165,899.1. Las normas fiscales establecen que las pérdidas fiscales registradas hasta el 2002, se podrán amortizar con las rentas obtenidas durante los cinco (5) años siguientes a su ocurrencia, las pérdidas generadas a partir de 2003 se podrán compensar dentro de los 8 años siguientes limitadas anualmente a un 25%, y los excesos de renta presuntiva se podrán amortizar en 5 años.

Cuentas de Orden Fiscales

El detalle de la cuenta corrección monetaria fiscal es el siguiente:

	Diciembre 2006	Junio 2006
Ingreso fiscal por ajuste a los activos fijos	$452.9	$844.5
Ingreso fiscal por ajuste a las inversiones en acciones	27,791.3	54,167.0
Ingreso Fiscal por ajuste bienes recibidos en pago	1,344.6	3,108.4
Ingreso fiscal por ajuste a los otros activos	709.3	1,249.5
Ajuste al patrimonio contable sobre el fiscal	(30,224.9)	(46,772.1)
Ingreso por corrección monetaria fiscal	$73.2	$12,597.3

Al 31 de diciembre de 2006 el patrimonio contable difiere del patrimonio fiscal por lo siguiente:

	Diciembre 31 de 2006
Patrimonio contable	$1,552,251.4
Más (menos) partidas que incrementan (disminuyen) el patrimonio por efectos fiscales:	
Ajustes fiscales de activos fijos	34,533.2
Ajustes fiscales bienes recibidos en pago	19,396.6
Bienes recibidos en pago saneados	6,362.5
Provisión General de cartera	473.9
Mayor valor fiscal de otros activos	2,857.0
Mayor valor fiscal de cargos diferidos	2,786.9
Provisión otras cuentas por cobrar	914.0
Provisión de bienes recibidos en pago	4,914.5
Provisión de otros activos	10,995.7
Abonos diferidos en venta de activos	1,334.6
Otros abonos diferidos valoración de inversiones	99.8
Pasivos estimados y provisiones	3,421.2
Valorizaciones de propiedades y equipos	(17,689.7)
Valorizaciones de derechos fiduciarios	(3,138.1)
Patrimonio fiscal estimado	$1,619,513.3

(31) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre Y 30 de junio de 2006 la relación lograda por la Corporación fue de veinte cuatro punto treinta y dos por ciento (24.32%) y veintiocho punto cuarenta por ciento (28.40%), respectivamente.

(32) Gestión de Activos y Pasivos

De acuerdo con la resolución 001 del 2 de enero de 1996 y la circular Externa 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses.

	Diciembre 2006	Junio 2006
Disponible	$156,202	$57,967
Fondos Interbancarios	177,850	264,852
Inversiones Negociables	818,226	492,083
Inversiones No Negociables	261,971	335,061
Cartera De Cr. Comercial	3,124	4,963
Cuentas Por Cobrar	12,892	15,169
Aceptaciones Activas	29,579	10,697
Otros Activos	10,367	6,852
Contingentes Deudoras	-	-
Total Posiciones Activas	$1,470,211	$1,187,644
Cdt's	494,831	396,909
Depósitos De Ahorro	131,733	100,850
Otros	4,335	6,103
Fondos Interbancarios	555,831	664,014
Aceptaciones Pasivas	-	1,467
Créditos De Bancos	2,766	40,323
Cuentas Por Pagar	57,022	53,683
Otros Pasivos	2,192	2,573
Pasivos Estimados y Prov.	23,243	13,033
Total Posiciones Pasivas	$1,271,953	$1,278,955

La Corporación de acuerdo a la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la circular externa 031 de 2004 (Capitulo XXI Circular Básica Contable y Financiera). Los resultados de esta metodología al corte de diciembre de 2006 se presentan en el cuadro adjunto.

	Diciembre 2006	Junio 2006
Factores de Riesgo		
1- DTF	$291	$-589
2- Tasa de repos	-256	-170
3- Tasa Interbancaria	-11	-11
4- Tasa Real	1,621	1,446
5- Libor	-	-119
7- Money Market USD	1,057	-97
8- Tasa de TES	8,356	18,690
9- UVR	8,186	9,837
10- TRM	-575	-834
11- Euro	8	-
12- Yen	163	1
13- IBC	107,014	121,303
14- FCO	4,702	4,578
15- DJIA	-	-
VeR Correlacionado	$91,029	$100,215

(33) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, en aplicación de la Resolución 275 de 2001 expedida por la Superintendencia Financiera, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombia-

na, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de Riesgo: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medicion de los Riesgos: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de Límites: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medicion y Control de Limites: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de Informes: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo de Tesorería, la Gerencia de Riesgo de Crédito SARC y Operacional y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

Recurso Humano: La Corporación cuenta con personal altamente calificado con amplia experiencia profesional. De la misma manera, se capacita al personal para que los funcionarios desarrollen nuevas habilidades y amplíen sus conocimientos en las diferentes actividades que se desarrollen en la Corporación.

Verificación de Operaciones: La Corporación cuenta con sistemas transaccionales que registran las operaciones activas y pasivas diariamente garantizando la oportunidad y precisión de la información contable para evitar errores que puedan alterar los resultados de la entidad.

Así mismo, en las operaciones de tesorería, la Corporación cuenta con mecanismos de verificación de las negociaciones realizadas como la grabación de las llamadas telefónicas y comunicaciones escritas de confirmación de las operaciones. Así la Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

De otra parte, se cuenta con sistemas de alto grado de seguridad, para recibir y trasladar los fondos con el fin de dar cumplimiento a las operaciones como son el Sebra del Banco de la República, Cenit, ACH, Swift y Deceval.

Auditoría: La Revisoría Fiscal y la Contraloría de la Corporación, se han mantenido informados de las operaciones que la Corporación realizó durante el segundo semestre del año 2006 y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido discutidas con la administración y aplicadas en los casos que corresponde.

(34) Revelación de Riesgos

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: Es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de

pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): Se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Los cupos se aprueban con vigencias de un año y revisiones semestrales. Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología de "Scoring" en la Gerencia de Riesgo de Tesorería.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

ADMINISTRACIÓN

Junta Directiva: La junta directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Vicepresidencia de Riesgo: El Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Presentar semestralmente a la junta directiva los cupos de las entidades del sector financiero, para revisión y aprobación de los cupos asignados.

Gerente de riesgo de tesorería: El Gerente de Riesgo de Tesorería reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un ejecutivo de riesgo especializado en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente de Riesgo de Tesorería. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica y para el riesgo operacional existe una gerencia independiente dada la importancia en la gestión de este tipo de riesgos.

MEDICIÓN

Durante el año 2006 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $26,043.0. La relación ingreso / riesgo tomando el VeR promedio de 2006 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR regulatorio cerró en $91.029 millones y el VeR por factores de riesgo se presenta a continuación:

	Junio 2006
Factor de Riesgo	
DTF	291
Tasa de repos	(256)
Tasa Interbancaria	(11)
Tasa Real	1,621
Libor	(0)
Tasa crédito Consur	-
Money Market USD	1,057
Tasa de TES	8,356
UVR	8,186
TRM	(575)
Euro	8
Yen	163
IBC	107,014
FCO	4,702
DJIA	-

La Corporación define la posición en cada activo financiero como el inventario del portafolio los compromisos de compra - los compromisos de venta.

1. <u>Posición Portafolio Pesos</u>

Portafolio de inversiones negociables: La posición al cierre de diciembre 31 de 2006 fue de $443.228 millones

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31 de 2006 esta posición es de $261.734 millones.

Portafolio de Inversiones hasta el vencimiento: A diciembre 31 de 2006 la posición fue de $75.095 millones.

2. <u>Posición Portafolio Dólares</u>

Portafolio de inversiones negociables: Al cierre de diciembre 31 de 2006 la posición es de $83.138 millones.

Posición en divisas: Al cierre de diciembre de 2006 la posición de riesgo en TRM equivale a US$-9,890,896.

3. Límites de Pérdidas

PyG diario: El PyG 30 días al cierre de diciembre de 2006 presenta una utilidad excluyendo gastos operacionales aproximada de $42.0 .

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de diciembre de 2006 equivale a $ -1,911.0 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101 .0.

MAT (management action trigger): Al cierre de diciembre de 2006 el MAT asciende a $-2,152 .0, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101 .0.

Análisis de sensibilidad (stress test):

Valores Máximos, Mínimos y Promedio.

El portafolio de la tesorería durante el año 2006 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Inversión Negociable (1304 + 1331)	705,638	338,653	487,286
Inversión para mantener hasta el vencimiento (1308 + 1333)	146,162	74,977	93,192
Inversión disponible para la venta (1313 +1335)	325,584	189,770	281,552
FWD de compra de títulos	2,682	-570	608
FWD de venta de títulos	2,031	-5,672	-873
FWD de compra de USD	70,654	-41,478	5,886
FWD de venta de USD	99,468	-63,936	16,470

RIESGO DE LIQUIDEZ

Al cierre del año 2006, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 MM de superávit presentaba al finalizar el año un valor de $729,530.0 MM.

RIESGO DE CRÉDITO

Durante el año 2006, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Area encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Area encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Area encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(35) Controles de Ley

Al 31 de diciembre y 30 de junio de 2006 la Corporación cumplió con cada una de sus obligaciones y deberes lega-

les, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(36) Riesgo Lavado de Activos

El SIPLA de la Corporación está basado en la evaluación del riesgo lavado para los productos, mercados objetivos y operaciones de todas las dependencias de la entidad.

En el entendido de ser el riesgo de lavado de activos la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la Corporación si fuera utilizada para canalizar recursos provenientes o con destino a actividades delictivas, la Junta Directiva ha adoptado los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio.

Para ello, anualmente se aprueba el Plan elaborado por el Oficial de Cumplimiento con base en la evaluación de los riesgos. El análisis se apoya en matrices que se usan para determinar los factores y situaciones generadoras de riesgo de lavado de activos, así como para identificar los negocios, las dependencias y las oficinas mayormente expuestas, con el fin de fortalecer los controles.

En efecto, previo a la elaboración del Plan Anual de Cumplimiento, se lleva a cabo el análisis que permite orientar las prioridades a incluir en el mismo dado el nivel de vulnerabilidad de los negocios al riesgo de lavado. Así, para cada tipo de transacción se analiza el riesgo de manera detallada, bajo la metodología de panel de expertos, conjuntamente con las personas que tienen a su cargo la realización de las operaciones. Estas matrices son actualizadas cada año, o cuando algún cambio en el producto, en el mercado o en el entorno mismo, amerite su actualización.

La supervisión de los controles para prevenir estos riesgos es efectuada por la Junta Directiva y la Presidencia a través de los informes presentados por el Oficial de Cumplimiento. Así mismo la Contraloría y la Revisoría Fiscal ejercen sus evaluaciones con el fin de evaluar si los controles internos establecidos son eficaces para prevenir el riesgo.

(37) Eventos subsecuentes

El 8 de marzo de 2007 por solicitud de la Superintendencia Financiera de Colombia, la Corporación calificó en categoría de riesgo "E" incobrable la inversión de Lloreda S.A. la cual se encontraba calificada en catergía "C" por lo cual se reclasificó las provisiones existentes y se utilizó $28,763.0 de la provisión general de inversiones cuyo valor ascendía a $29,768.0.

Proyecto
Distribución Utilidades

Corporación Financiera Colombiana S.a.
Proyecto de Distribución de Utilidades
Julio - diciembre de 2006

Utilidad antes de impuestos		$570,823,863,326.83
Menos: provisión de impuestos		12,546,000,000.00
Utilidad del ejercicio después de impuestos:		558,277,863,326.83
Liberar reserva futuros repartos (Gravable):		69,672,413,974.91
Liberar reserva valoración de inversiones (no gravable Promigas):		19,946,472,878.67
Utilidad a disposición de la Asamblea:		$647,896,750,180.41
Reserva sobre valoración de inversiones Dec 2336 /95	$273,309,371,359.00	
Reserva para futuros repartos	$189,577,153,652.54	
Dividendo a repartir en acciones, de valor nominal $10.00, por valor de $746.77 por cada acción, sobre las 144,209,142 acciones ordinarias, y $746.77 por cada acción, sobre las 9,788,092 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones, a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial y sin derecho a voto por cada 13,497837590 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 11,409,030 nuevas acciones, 10,683,870 acciones ordinarias y 725,160 acciones con dividendo preferencial y sin derecho a voto. El valor unitario de las acciones que serán entregadas corresponderá al valor intrínseco al 31 de diciembre de 2006, $10,079.74, de los cuales $10.00 serán contabilizados en la cuenta de capital y $10,069.74 en la cuenta de reserva legal por prima en colocación de acciones.	$115,000,002,647.79	
Dividendo en efectivo de $454.62 por acción sobre las 144,209,142 acciones ordinarias y las 9,788,092 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a diciembre 31 de 2006. Este dividendo se cancelará en seis cuotas mensuales de $75.77 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2007.	$70,010,222,521.08	
Sumas iguales	$647,896,750,180.41	$647,896,750,180.41

En caso de presentarse fracción de acción al momento del pago del dividendo, las fracciones se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2006. Para el pago del dividendo en acciones se requiere la emisión de 11,409,030 nuevas accciones, para lo cual se propondrá el aumento del capital autorizado en la asamblea general de accionistas.

Indicadores Financieros

Corficolombiana

Corporacion Financiera Colombiana S.A.
Antes Corporacion Financiera del Valle S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

				Fusionada		
	Dic-03	Dic-04	Jun-05	Dic-05	Jun-06	Dic-06
Balance						
Total Activos	2.160.220	2.331.900	2.580.174	4.973.066	3.263.539	3.241.965
Total Cartera Neta	896.714	777.946	896.508	1.755.892	47.436	38.081
Total Inversiones	890.551	1.162.164	1.233.855	2.659.113	2.469.255	2.391.671
Total Provisiones de Cartera	60.220	92.398	98.951	134.644	9.352	9.307
Total Depósitos	779.803	953.277	1.057.419	2.084.476	938.558	1.002.003
Total Patrimonio	428.417	486.053	546.219	1.519.318	1.481.822	1.552.251
Promedios Corrido Año						
Activos	2.225.402	2.290.765	2.476.210	4.494.218	4.677.262	3.996.921
Cartera Bruta	925.820	912.458	911.172	1.921.287	1.606.781	890.139
Patrimonio	380.549	461.073	518.485	1.088.192	1.518.670	1.509.022
Estado de Resultados						
Ingresos Intereses	92.964	103.560	49.612	216.304	80.238	89.043
Gastos Intereses	141.075	144.390	74.875	251.644	100.346	154.005
Margen Neto de Intereses	**(48.110)**	**(40.830)**	**(25.263)**	**(35.340)**	**(20.108)**	**(64.962)**
Ingresos Netos diferentes a Intereses	**120.784**	**164.679**	**103.205**	**321.225**	**164.096**	**829.207**
Valoración Inversiones	72.127	89.802	61.478	147.664	(9.224)	47.042
Utilidad o Pérdida venta, Dividendos Inversiones	26.385	37.313	20.624	144.122	69.706	679.171
Servicios Financieros	9.851	23.409	4.264	22.386	8.801	29.559
Utilidad o Pérdida venta, Cartera	-	(1.582)	-	(13.797)	11.334	11.334
Divisas neto	(6.449)	1.068	(117)	(4.501)	12.370	(9.115)
Derivados Neto	18.870	14.669	16.956	25.350	71.109	71.217
Otros	-	-	-	-	-	-
Margen Financiero Bruto	**72.674**	**123.849**	**77.942**	**285.885**	**143.988**	**764.245**
Gastos administrativos	(48.710)	(42.592)	(28.434)	(83.861)	(51.646)	(83.370)
Margen operacional antes de provisiones y dep. y amort.	**23.964**	**81.258**	**49.508**	**202.024**	**92.342**	**680.874**
Provisiones netas	(20.936)	(42.764)	22.715	22.686	32.433	13.618
Margen Operacional antes de dep. y amort.	**3.028**	**38.495**	**72.223**	**224.710**	**124.775**	**694.492**
Depreciaciones y Amortizaciones	(3.462)	(2.530)	(1.212)	(4.572)	(2.561)	(8.415)
Otros Ingresos y Egresos No Operacionales	(241)	3.414	(7.302)	12.379	4.851	11.812
Impuesto de Renta	(8.124)	(8.208)	(4.411)	(9.435)	(12.519)	(25.065)
Utilidad o Pérdida Neta	**(8.799)**	**31.170**	**59.299**	**223.083**	**114.547**	**672.825**
Indicadores Calidad de Activos						
Cartera Bruta	956.935	870.344	978.252	1.890.536	56.788	47.388
Cartera Improductiva (CDE)	89.600	103.624	102.855	184.733	-	-
Cartera Vencida	16.364	18.254	25.655	26.265	-	-
Total Bienes recibidos en pago Brutos	32.924	12.911	10.676	102.072	82.204	54.126
Total Provisiones de Bienes recibidos en pago	(21.039)	(9.987)	(8.423)	(76.815)	(63.229)	(42.538)
Total Activos productivos x calificación	1.419.223	1.606.871	1.643.457	4.491.468	2.943.042	2.833.470
Total Pasivo con costo	1.679.105	1.790.589	1.973.989	3.359.256	1.647.979	1.558.593
Total Activos Improductivos x calificación	137.033	121.089	117.841	331.378	98.385	169.930
Cartera Bruta / Activo	44,30%	37,32%	37,91%	38,02%	1,74%	1,46%
Cartera vigente / Cartera Bruta	98,29%	97,90%	97,38%	98,61%	100,00%	100,00%
Cartera vencida / Cartera Bruta	1,71%	2,10%	2,62%	1,39%	0,00%	0,00%
Cartera Calificada CDE / Cartera Bruta	9,36%	11,91%	10,51%	9,77%	0,00%	0,00%
Provisiones / Cartera bruta	6,29%	10,62%	8,36%	7,12%	16,47%	19,64%
Provisiones / Cartera vencida	368,00%	506,17%	318,63%	512,63%	0,00%	0,00%
Provisiones CDE / Cartera calificada CDE	46,05%	71,78%	60,12%	55,51%	0,00%	0,00%
Activos Productivos por calif./ Pasivo con costo	84,52%	89,74%	83,23%	133,70%	178,58%	181,80%
Activos Improductivos x Cal / Activo	6,34%	5,19%	4,57%	6,66%	3,01%	5,24%
Activos Improductivos x Cal / Patrimonio	31,99%	24,91%	21,57%	21,81%	6,64%	10,95%
BRP Neto de provisión / Total Activo	0,55%	0,13%	0,09%	0,51%	0,58%	0,36%

Continúa ⟶

Corporacion Financiera Colombiana S.A.
Antes Corporacion Financiera del Valle S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

				Fusionada		
	Dic-03	**Dic-04**	**Jun-05**	**Dic-05**	**Jun-06**	**Dic-06**
Indicadores de Solvencia						
Patrimonio/Activos	19,83%	20,84%	21,17%	30,55%	45,41%	47,88%
Solvencia con VaR	11,97%	14,06%	13,42%	17,36%	28,40%	24,32%
Indicadores de Liquidez						
Cartera Neta/Activos	41,51%	33,36%	34,75%	35,31%	1,45%	1,17%
Cartera Neta/Depósitos	114,99%	81,61%	84,78%	84,24%	5,05%	3,80%
Rentabilidad y Eficiencia						
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	498	565	635	1.038	1.013	1.008
ROA anualizado (Utilidad/Activo Promedio corrido año)	-0,40%	1,36%	4,85%	4,96%	4,96%	16,83%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	-2,31%	6,76%	24,18%	20,50%	15,65%	44,59%
Activo Promedio/Ingreso Financiero	3,57	1,89	9,75	5,34	9,28	2,66
Activo / Patrimonio	5,04	4,80	4,72	3,27	2,20	2,09
Margen Financiero Bruto / Activo Promedio corrido año	3,27%	5,41%	6,39%	6,36%	3,08%	19,12%
Gastos Administrativos/ Margen Financiero Bruto	67,03%	34,39%	36,48%	29,33%	35,87%	10,91%
Gastos Administrativos/ Activo Promedio Anualizado	2,19%	1,86%	2,46%	1,87%	1,10%	2,09%
Rendimiento promedio de las colocaciones	9,29%	10,69%	10,97%	10,60%	9,38%	8,31%
Gasto Interes/Activos Productivos Anualizado x calificación	9,94%	8,99%	8,85%	5,60%	3,41%	5,44%
Medidas de Crecimiento Anual						
Total Activos	-3,10%	7,95%	10,65%	113,26%	-34,38%	-0,66%
Total Cartera Neta	-0,09%	-13,24%	15,24%	125,71%	-97,30%	-19,72%
Total Inversiones	-10,57%	30,50%	6,17%	128,81%	-7,14%	-3,14%
Total Provisiones de Cartera	25,98%	53,43%	7,09%	45,72%	-93,05%	-0,48%
Total Depósitos	-11,48%	22,25%	10,92%	118,66%	-54,97%	6,76%
Total Patrimonio	15,80%	13,45%	12,38%	212,58%	-2,47%	4,75%
Calificacion de L.P.	AA+	AA+	AA+	AA+	AA+	AA+
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+	DP1+	DP1+

ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación cedió su cartera a partir de junio de 2006 los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo considerablemente y con la cobertura adecuada.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a cierre del año 2006 un indicador de solvencia de 24.32%.

3. Indicadores de Rentabilidad y Eficiencia

Los resultados positivos obtenidos en el año 2006 generaron un crecimiento muy importante en los indicadores de rentabilidad. Para el período julio-diciembre de 2006 la rentabilidad del activo fue de 16.83% y la rentabilidad del patrimonio fue de 44.59%, superando por más de un 100% a los datos registrados en el primer semestre de 2006.

El margen financiero bruto fue 19.12% superior en más del 500% al registrado en el primer semestre de 2006.

En cuanto al indicador que relaciona los gastos operacionales frente a los activos totales se ubica en 2.09% a diciembre de 2006. No se refleja un mejoramiento debido a que el nivel de utilidades de la Corporación durante el segundo semestre le permitió causar los gastos relacionados con el proceso de fusión que estaban en el diferido.

4. Medidas de crecimiento anual

Durante el segundo semestre se presentó un comportamiento positivo del crecimiento de los depósitos y del patrimonio siendo dicho incremento de 6.76% y 4.75% respectivamente. El rubro de inversiones presentó a diciembre de 2006 un decrecimiento de 3.14% respecto al primer semestre debido principalmente a la venta de inversiones de capital y a que el comportamiento del mercado de títulos de renta fija durante el año no facilitó el crecimiento del portafolio en títulos de deuda.

La Corporación mantuvo su calificación AA+ para deuda a largo plazo y DP1+ para deuda a corto plazo.

Corficolombiana

SABEMOS INNOVAR, SABEMOS INVERTIR.

Dirección General
Carrera 13 No. 26 - 45 Piso 8
Pbx: 286 33 00 Fax: 286 01 63

Oficinas Banca Privada

Centro Internacional
Carrera 13 No. 26 - 49
Pbx: 286 33 00 Fax: 353 88 34

El Nogal
Calle 76 No. 10 - 44
Tel.: 325 49 50 Fax: 325 49 50 Ext.: 5119

Regional
Calle 10 No. 4 - 47 Piso 23
Pbx: 898 22 22 Fax: 885 41 94

Oficinas Banca Privada

Unicentro
C.C. Unicentro Local 215
Pbx: 339 64 82/83 Fax: 339 65 63

Chipichape
C.C. Chipichape Locales 412 G y H
Pbx: 667 71 17 al 21 Fax: 667 71 22

Regional
Carrera 27 No. 36 - 14 Piso 10
Tel.: 642 81 10 Fax: 642 81 10 Ext.: 5510

Oficina Banca Privada

Cabecera del Llano
Calle 52 No. 35 - 38
Tel.: 647 07 10 Fax: 647 07 10 Ext.: 5547

Regional
Calle 16 Sur No. 43 A 49 Piso 12
Pbx: 319 76 00 Fax: 313 46 90

Oficina Banca Privada

Poblado
Calle 16 Sur No. 43 A 49
Pbx: 319 76 00 Fax: 313 49 47

Regional
Carrera 52 No. 74 - 56 Ofc. 803
Pbx: 368 10 00 Fax: 356 81 96

Oficina Banca Privada

Prado
Carrera 52 No.74 - 56 Local 1
Pbx: 368 10 00 Fax: 356 06

Call center 01 8000 522 238

www.corficolombiana.com

Corficolombiana

SABEMOS INNOVAR, SABEMOS INVERTIR.

Dirección General
Carrera 13 No. 26 - 45 Piso 8
Pbx: 286 33 00 Fax: 286 01 63

Oficinas Banca Privada

Centro Internacional
Carrera 13 No. 26 - 49
Pbx: 286 33 00 Fax: 353 88 34

El Nogal
Calle 76 No. 10 - 44
Tel.: 325 49 50 Fax: 325 49 50 Ext.: 5119

Regional
Calle 10 No. 4 - 47 Piso 23
Pbx: 898 22 22 Fax: 885 41 94

Oficinas Banca Privada

Unicentro
C.C. Unicentro Local 215
Pbx: 339 64 82/83 Fax: 339 65 6

Chipichape
C.C. Chipichape Locales 412 G y H
Pbx: 667 71 17 al 21 Fax: 667 71 2

Regional
Carrera 27 No. 36 - 14 Piso 10
Tel.: 642 81 10 Fax: 642 81 10 Ext.: 5510

Oficina Banca Privada

Cabecera del Llano
Calle 52 No. 35 - 38
Tel.: 647 07 10 Fax: 647 07 10 Ext.: 554

Regional
Calle 16 Sur No. 43 A - 49 Piso 12
Pbx: 319 76 00 Fax: 313 46 90

Oficina Banca Privada

Poblado
Calle 16 Sur No. 43 A - 49
Pbx: 319 76 00 Fax: 313 49 47

Regional
Carrera 52 No. 74 - 56 Ofc. 803
Pbx: 368 10 00 Fax: 356 81 96

Oficina Banca Privada

Prado
Carrera 52 No.74 - 56 Local 10
Pbx: 368 10 00 Fax: 356 06 2

Call center 01 8000 522 238

www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED

RIDER 3

Spanish and English version of the **Minute No. 018** of the Non-Voting Preferred Dividend Shareholders of Corporacion Financiera Colombiana S.A.

ACTA No. 018

En la ciudad de Bogotá D.C., a los quince (15) días del mes de marzo del año dos mil siete (2007), siendo las 2:40 p.m., se reunió en la carrera 13 No. 26-45 piso 11, la Asamblea General de Accionistas Preferenciales sin derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 17.701 del día veintiuno (21) de febrero de 2007, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA

CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 15 de marzo de 2007 a las 2:30 p.m., en la Carrera 13 No. 26-45, piso 11 del Edificio Internacional de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 15 de marzo de 2007 a partir de las 3:00 p.m., en la Carrera 13 No. 26-45 piso 11 del Edificio Internacional de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 21 de febrero de 2007"

La Asamblea designó por unanimidad de los accionistas presentes al Dr. **PEDRO NEL OSPINA SANTA MARÍA**, como Presidente de la reunión, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme el artículo 29 de los estatutos sociales.

1. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 4.786.709 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.788.092 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 48.90%, así:

ACCIONISTAS	# ACCIONES	REPRESENTADA
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	671.930	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	14.505	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS SANTANDER	86.315	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	23.674	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	468.436	Oscar Torres Garcés-Apoderado
FONDO DE PENSIONES SANTANDER	312.375	Sebastián Palacio Palacio-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	25.263	Sebastián Palacio Palacio-Apoderado
KNEPPER AFANADOR ROBERTO	21.618	Personal
KHOUDARI ABITBOL SHLOMO	674	Personal
ALLINA BLOK PEDRO JORGE	3.454	Personal
CAPITALIZADORA BOLIVAR S.A.	45.712	Carlos Castro Leal-Apoderado
FONDO DE CESANTIAS PORVENIR	241.802	Álvaro Andrés de la Rosa-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.635.266	Álvaro Andrés de la Rosa-Apoderado
FONDO SEGURIDAD BOLIVAR	26.441	Carlos Castro Leal-Apoderado
ROJAS ALZATE JOSE LUIS	14.960	Personal
FONDO DE CESANTIAS PROTECCION	285.751	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	127.001	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES PROTECCION	5.864	Néstor Calle Vásquez-Apoderado
DUQUE ARANGO ELIZABETH	10	Personal
SOTO ESTRADA MANFREDO	396.610	Personal
COREX S.A.	73.452	Rafael Ordóñez Lombana-Representante Legal
RODRIGUEZ MESSIER JOSE RICARDO	299.565	Personal
COMPANIA DE SEGUROS BOLIVAR S.A	6.000	Carlos Castro Leal-Apoderado
Total Acciones	**4.786.709**	

2. CONSIDERACION DEL ORDEN DEL DIA

Aprobaron el orden del día la totalidad de las acciones presentes en la reunión.

ORDEN DEL DIA

1. Verificación del quórum
2. Consideración del orden del día
3. Asamblea General Ordinaria - Asistencia, Derecho a Voto
4. Designación de la comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 15 de marzo de 2007.

3. ASAMBLEA GENERAL ORDINARIA - ASISTENCIA, DERECHO A VOTO

El Doctor Ospina recordó a los accionistas que tal como lo habían decidido en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto del año 2003, los titulares de esta clase de acciones pueden ejercer directamente los derechos de voto que les corresponde en la Asamblea General Ordinaria que se llevará a cabo el día de mañana. Así mismo informó sobre los temas que se tratarán en la Asamblea Ordinaria que se celebrará el día de hoy 15 de marzo, enseguida de esta reunión.

El secretario informó sobre los temas que se tratarán en la asamblea ordinaria que se celebrará el día de hoy 15 de marzo a las 3:00 p.m..

Procedió a dar lectura al siguiente orden del día:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del acta.
4. Informe de gestión, estados financieros con corte 31 de diciembre de 2006, informe del revisor fiscal y aprobación.

    4.1. Informe de gestión de la junta directiva y el presidente a la asamblea general ordinaria de accionistas correspondiente al ejercicio comprendido entre julio - diciembre de 2006.

    4.2. Lectura de los balances de propósito general individuales y consolidados al 31 de diciembre de 2006 y de los estados de resultados correspondientes.

4.3. Lectura de los informes que rinde el revisor fiscal acerca de los balances al 31 de diciembre de 2006 y de los estados de resultados.

4.4. Lectura del anexo que contiene la información exigida por el artículo 446 del código de comercio en su numeral 3º.

4.5. Lectura de la información exigida por la circular 007 de 1996 de la superintendencia bancaria hoy superintendencia financiera.(comité de auditoria)

4.6. Consideración por parte de la asamblea de los balances de propósito general individual y consolidados al 31 de diciembre de 2006 y sus correspondientes estados de resultados.

5. Proyecto de distribución de utilidades.
6. Nombramiento junta directiva periodo marzo 2007- marzo 2008.
7. Nombramiento revisor fiscal periodo marzo 2007-marzo 2008.
8. Nombramiento defensor del cliente 2007-2009.
9. Desmaterialización acciones en circulación.
10. Proposiciones y varios.

El proyecto de distribución de utilidades que fue remitido por la administración a la Superfinanciera, contempla que los dividendos de la Corporación correspondientes al ejercicio julio-diciembre del año 2006 se distribuya así:

- Dividendo a repartir en acciones, de valor nominal $10,00, por valor de $746,77 por cada acción, sobre las 144.209.142 acciones ordinarias, y $746,77 por cada acción, sobre las 9.788.092 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones, a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial y sin derecho a voto por cada 13,497837590 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 2 de abril de 2007 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 11.409.030 nuevas acciones, 10.683.870 acciones ordinarias y 725.160 acciones con dividendo preferencial y sin derecho a voto. El valor unitario de las acciones que serán entregadas corresponderá al valor intrínseco al 31 de diciembre de 2006, $10.079,74, de los cuales $10,00 serán contabilizados en la cuenta de capital y $10.069,74 en la cuenta de reserva legal por prima en colocación de acciones.

- Dividendo en efectivo de $454,62 por acción sobre las 144.209.142 acciones ordinarias y las 9.788.092 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a diciembre 31 de 2006. Este dividendo se cancelará en seis cuotas mensuales de $75,77

cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2007.

El Presidente informa que se propondrá en la Asamblea General Ordinaria de Accionistas, modificar la fecha de pago del dividendo en acciones para ser cancelado el 30 de abril de 2007, y no el 2 de abril como estaba inicialmente planteado.

4. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 15 DE MARZO DE 2007.

La Asamblea General de Accionistas aprobó por unanimidad de las acciones presentes en la reunión la siguiente proposición.

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Designase una comisión integrada por los Doctores Álvaro Andrés De La Rosa y Oscar Torres Garcés para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 15 de marzo de 2007.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea y la declara concluida.

Siendo las 3:05 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE	**EL SECRETARIO**
PEDRO NEL OSPINA SANTA MARÍA	**FERNÁN BEJARANO ARÍAS**

Comisión Aprobación.

ÁLVARO ANDRÉS DE LA ROSA **OSCAR TORRES GARCÉS**

FILE No. 823437

MINUTE No. 018

In the city of Bogotá D.C., on March 15th, 2007, at 2:40 p.m., a General Assembly Meeting was held at carrera 13 No. 26-45 piso 11, of the Non-Voting Preferred Dividend Shareholders of Corporacion Financiera Colombiana S.A., with previous notice to the meeting in conformance to article 31 of the by-laws, through an announcement made on La Republica newspaper, edition No. 17.701 dated February 21st, 2007, and on El Pais newspaper on the same date.

The published text of the announcement of the meeting was the following:

"THE PRESIDENT OF

CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY NOTICING TO:

The General Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held on March 15th, 2007 at 2:30 p.m., at Carrera 13 No. 26-45, piso 11 Edificio Internacional in the city Bogotá, to advise on the General Assembly Meeting of Common Shareholders.

It is also noticing Common Shareholders and Non-Voting Preferred Dividend shareholders to the General Assembly Meeting of Common Shareholders to be held on March 15th, 2007 at 3:00 p.m., at Carrera 13 No. 26-45 piso 11 Edificio Internacional in the city of Bogotá.

Any shareholder who may not attend the Assemblies is kindly requested to designate proxies representing them through a written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, February 21st 2007"

At the Assembly meeting, the shareholders unanimously appointed Mr. **PEDRO NEL OSPINA SANTA MARÍA**, as President of the meeting and Mr. **FERNAN IGNACIO BEJARANO ARIAS**, as secretary, pursuant to article 29 of the by-laws.

1. QUORUM VERIFICATION

The President asked the Secretary to report on the number of shares present at the meeting or duly represented. The Secretary said that 4.786.709 Non-Voting Preferred Dividend shares of the 9.788.092 CFC's subscribed and paid shares in this type of shares, accounting for 48.90%, as follows:

ACCIONISTAS	# ACCIONES	REPRESENTADA
ESPEJO SAAVEDRA CUERVO ENRIQUE	31	Personal
FDO DE PENSIONES OBLIGATORIAS COLFONDOS	671.930	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE CESANTIAS HORIZONTE	14.505	Oscar Torres Garcés-Apoderado
FONDO DE CESANTIAS SANTANDER	86.315	Sebastián Palacio Palacio-Apoderado
FONDO DE PENS. VOLUNT. CLASS INV DE COLF	23.674	Luisa Fernanda Velásquez Triana-Apoderado
FONDO DE PENSIONES HORIZONTE	468.436	Oscar Torres Garcés-Apoderado
FONDO DE PENSIONES SANTANDER	312.375	Sebastián Palacio Palacio-Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	25.263	Sebastián Palacio Palacio-Apoderado
KNEPPER AFANADOR ROBERTO	21.618	Personal
KHOUDARI ABITBOL SHLOMO	674	Personal
ALLINA BLOK PEDRO JORGE	3.454	Personal
CAPITALIZADORA BOLIVAR S.A.	45.712	Carlos Castro Leal-Apoderado
FONDO DE CESANTIAS PORVENIR	241.802	Álvaro Andrés de la Rosa-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.635.266	Álvaro Andrés de la Rosa-Apoderado
FONDO SEGURIDAD BOLIVAR	26.441	Carlos Castro Leal-Apoderado
ROJAS ALZATE JOSE LUIS	14.960	Personal
FONDO DE CESANTIAS PROTECCION	285.751	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCI	127.001	Néstor Calle Vásquez-Apoderado
FONDO DE PENSIONES PROTECCION	5.864	Néstor Calle Vásquez-Apoderado
DUQUE ARANGO ELIZABETH	10	Personal
SOTO ESTRADA MANFREDO	396.610	Personal
COREX S.A.	73.452	Rafael Ordóñez Lombana-Representante Legal
RODRIGUEZ MESSIER JOSE RICARDO	299.565	Personal
COMPAÑIA DE SEGUROS BOLIVAR S.A	6.000	Carlos Castro Leal-Apoderado
Total Acciones	**4.786.709**	

2. CONSIDERATION OF THE ORDER OF THE DAY

The order of the day was approved by all the shares present at the meeting.

ORDER OF THE DAY

1. Quorum verification
2. Consideration of the order of the day
3. Common General Assembly Meeting - Attendance, Voting right
4. Appointment of a commission to study on behalf of the General Assembly Meeting of Non-Voting Preferred Dividend shareholders, the minute of the March 15th, 2007 assembly meeting.

3. COMMON GENERAL ASSEMBLY MEETING - ATTENDANCE, VOTING RIGHT

Mr. Ospina reminded the shareholders that as it was decided at the Meeting of Non-Voting Preferred Dividend Shareholders of 2003, the holders of this type of shares may directly exercise their voting right at the Common General Assembly Meeting to be held tomorrow. In addition, the president advised on the issues to be treated at the Common Assembly Meeting to be held today, 15th of March, following this meeting.

The secretary reported about the issues to be treated at the common assembly meeting to be held today, March 15th, at 3:00 p.m.

He proceeded to read the following order of the day:

1. Quorum verification
2. Reading and approval of the order of the day
3. Appointment of a commission to approve the minute.
4. Management report and financial statements as of December 31st, 2006, statutory auditor's report and approval.
    4.1. Board of director's and president's management report to the general assembly meeting of common shareholders on the July - December 2006 period.
    4.2. Reading of the individual general purpose and consolidated balances as of December 31st, 2006, and the related financial statements.

4.3. Reading of the statutory aud tor's report on the December 31st 2006 balances and financial statements.

4.4. Reading of annex containing the information required on article 446 of the commerce code paragraph 3.

4.5. Reading of the information required on circular letter 007 of 1996 from the financial superintendency (audit committee).

4.6. Consideration by the assembly of the individual and consolidated general purpose balances as of December 31st, 2006 and their related financial statements.

5. Profit distribution project.

6. Appointment of the board of directors for the March 2007 - March 2008 period.

7. Appointment of the statutory auditor for the March 2007 - March 2008 period.

8. Appointment of the Customer Defense Official for the 2007 - 2009 period.

9. Dematerialization of outstanding shares.

10. Propositions and miscellaneous.

The profit distribution project that was remitted by the management to the Financial Superintendency, contemplates that CFC's dividends of the July - December 2006 period are distributed as follows:

- Dividends to be distributed with a par value of CPS.10,00, for CPS.746,77 per share, over the 144.209.142 common shares and CPS.746,77 per share, over the 9.788.092 non-voting preferred dividend subscribed and paid in shares as of December 31st, 2006. This dividend shall be paid in shares at a ratio of 1 common share per each one of the 13,497837590 common shares and 1 non-voting preferred dividend shares per each one of the 13,497837590 non-voting preferred dividend subscribed and paid in shares as of December 31st, 2006. The payment of shares shall take place on April 2nd, 2007 to whoever appears as a shareholders upon the payment date pursuant to the regulation in force. For this purpose, a total of 11.409.030 new shares, 10.683.870 common shares and 725.160 non-voting preferred dividend shares shall be issued. The unit value of the shares to be delivered is the intrinsic value as of December 31st, 2006, CPS.10.079,74, of which CPS.10,00 shall be accounted for on the legal reserve account under share placement premium.

- Dividend in cash of CPS.454,62 per share over 144.209.142 common shares and 9.788.092 non-voting preferred dividend subscribed and paid in shares as of December

31st, 2006. This dividend shall be paid on monthly allotments of CPS.75,77 each, payable within the first five days of each month, starting on April 1st, 2007.

The President advises that the General Assembly Meeting of Common Shareholders will be proposed to modify the payment date of the dividends in shares from April 2th as it was initially proposed to April 30th, 2007.

4. APPOINTMENT OF A COMMISSION TO STUDY ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS, MINUTE OF THE MARCH 15TH, 2007 MEETING.

The Shareholders General Assembly Meeting unanimously approved the shares present at the meeting.

PROPOSITION No. 01

The General Assembly Meeting of Non-Voting Preferred Dividend Shareholders with the powers conferred by article 36 of the By-laws,

RESOLVES:

To appoint a commission made up by Mr Alvaro Andres De La Rosa and Oscar Torres Garcés to study and approve on behalf of the General Assembly Meeting of Non-Voting Preferred Dividend shareholders the Minute of the March 15th, 2007 meeting.

As there was no other subject to be treated, the Shareholders are thanked for their attendance and the meeting is adjourned.

At 3:05 p.m. and there was no other subject to be treated the meeting was concluded.

THE PRESIDENT | **THE SECRETARY**

PEDRO NEL OSPINA SANTA MARÍA | **FERNÁN BEJARANO ARÍAS**

Approving Commission.

ÁLVARO ANDRÉS DE LA ROSA | **OSCAR TORRES GARCÉS**

END